

# Annual Report
## *2024*

# Engineering the world's
## *most advanced chips*

We have entered the age of artificial intelligence – an era of intense complexity requiring transformative shifts and breakthrough innovations in the semiconductor industry. Lam Research is at the forefront, developing technologies to continue to move the industry forward and bring AI from the cloud to the edge.

The demand for more advanced computational capabilities is increasing considerably and data-intensive AI applications require significant advancements in both memory and logic technology.

Lam Research is the industry leader to tackle these compute, memory, and storage challenges to unleash the transformative power of AI. Semiconductor breakthroughs start here.

## Let's *prove it.*™







## LETTER TO OUR STOCKHOLDERS

Dear Lam Stockholders,

Lam demonstrated strong performance in fiscal year 2024. Amid a steep cyclical decline in investment in equipment for the non-volatile memory sector, we delivered revenue of nearly $15 billion and diluted earnings per share of $29.00, while making significant strategic investments in our business. Our results showed strong improvements since the prior cyclical industry trough in 2019, including operating margin expansion and stronger cash generation. In addition, we benefited from our growing service and support capabilities for our 90,000-plus chamber installed base. We returned more than $3.7 billion to our stockholders through stock repurchases and company-record dividends of $7.73 per share during the fiscal year, underscoring our commitment to returning capital. Lam's performance would not be possible without the dedication of our global teams and the close collaboration we have with our supply chain and, of course, our customers.



We believe the wafer fabrication industry is in the early stages of a recovery, driven by the initial phase of spending tied to artificial intelligence (AI) applications, which is driving strong growth in demand for advanced CPUs and GPUs, high bandwidth memory, and enterprise storage devices. Ultimately, AI applications are expected to advance from large language model training to inferencing, which has the potential to drive broader adoption of semiconductors in end-use devices, including edge servers, smartphones, and personal computers.

Lam is a critical enabler of the device innovation that will be required to make this exciting future a reality. To meet their increasingly complex device roadmaps, our customers require solutions that address device scaling requirements. These include providing precise control of the dimensions that need to be printed on the wafers and enabling production in high-volume manufacturing environments with ever-higher productivity, reliability, and cost-efficiency.

Lam has a long history of helping customers meet their manufacturing requirements, highlighted over the past decade by our clear leadership in the etch and deposition technologies that enabled





the industry's adoption of 3D NAND. Now, as more vertical scaling comes to logic and DRAM devices, we are driving innovation further to deliver critical solutions. We are excited by the breadth of opportunities we see ahead for the company, especially those created by technology inflections to gate-all-around, backside power delivery, advanced packaging, and dry extreme ultraviolet photoresist processing. All of these inflections are etch- and deposition-intensive, and each represents approximately a $1 billion or greater incremental served available market opportunity for Lam.

To capitalize on these opportunities and grow our market share, we have increased our research and development (R&D) investments, including over 10% spending growth in fiscal year 2024 compared to fiscal year 2023. In addition, we have strategically expanded our global supply chain and located R&D centers and manufacturing capacity in closer proximity to our customers. We are driving faster, more productive collaboration with our customers through R&D and engineering labs in the United States, India, Korea, and Taiwan.



We are scaling manufacturing at our new Malaysia facility, where we ended the fiscal year by shipping our 5,000th chamber, the fastest manufacturing ramp in our history. And we are collaborating virtually using our Semiverse™ Solutions, including digital twin capabilities that rapidly accelerate product design and testing in simulated production environments. On top of these initiatives, we have also invested in digital transformation of the entire organization to drive greater operational agility and efficiency.

With these initiatives, Lam is not only entering the anticipated cyclical recovery in memory in a strong position but is also focused on having the right breadth of capabilities to compete and execute at the highest levels across all device segments in what is widely expected to be a trillion-dollar semiconductor industry by the end of the decade.





Of course, it's not just what we do, but how we do it, and we strive to integrate our guiding principle, 'Act with purpose for a better world', in all aspects of our business. Lam continues to progress toward our 2025 sustainability goals regarding water and energy savings, as well as our goal of using 100% renewable electricity by 2030. In 2023, we were once again named to the Dow Jones Sustainability Index for North America, and we were also listed among the World's Most Ethical Companies by Ethisphere. These and other achievements are highlighted in our 2023 Environmental, Social and Governance Report, including our efforts to assess human rights in our supply chain and our own operations, our many programs designed to support our employees' career growth, and our active contributions to the communities where we live and work.

In fiscal year 2024, Lam executed strongly. We believe that there are tremendous opportunities for the company to have a greater impact for our customers and suppliers, our employees, our stockholders, and the communities in which we operate. We are looking forward to collaborating with our stakeholders to realize these opportunities in the new fiscal year and beyond.

Sincerely,



Timothy M. Archer
President
and Chief Executive Officer



Abhijit Y. Talwalkar
Chairman of the Board

September 6, 2024



# Solid financial results with continued focus on investments in research and development.

Lam executed solid financial performance in fiscal year 2024 achieving the highest gross margin percentage since the merging of Lam with Novellus in 2013.

## Performance Overview - Fiscal Year 2024

**$14.9 billion**

**Revenue**

**$29.00**

**Diluted earnings per Share**

**$1.9 billion**

**R&D Expenses**

**28.6%**

**Operating Margin**

**$4.7 billion**

**Operating cash flows**

**$2.7 billion**

**Share repurchases**

**$1.0 billion**

**Dividends paid**

R&D Spend (Millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
FY '20
FY '21
FY'22
FY'23
FY'24

Revenue (Billions)
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
FY '20
FY '21
FY'22
FY'23
FY'24

Diluted Earnings per Share
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
FY '20
FY '21
FY'22
FY'23
FY'24



## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Jose, California

## TRANSFER AGENT AND REGISTRAR

For a response to questions regarding misplaced stock certificates, changes of address, or the consolidation of accounts, please contact the Company's transfer agent.

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
1-877-265-2630

Private Couriers/Registered Mail:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

TDD for Hearing Impaired:
1-800-952-9245

Foreign Stockholders:
1-201-680-6578

Website Address:
www.computershare.com/investor

## STOCK LISTING

The Company's common stock is traded on the Nasdaq Global Select Market$^{SM}$ under the symbol LRCX. Lam Research Corporation is a Nasdaq-100 Index® and S&P 500® company.

## INVESTOR RELATIONS

Lam Research Corporation welcomes inquiries from its stockholders and other interested investors. For additional copies of this report or other financial information, please contact:

Investor Relations
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538
1-510-572-1615
investor.relations@lamresearch.com

## ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:30 a.m. Pacific Time on Tuesday, November 5, 2024.

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in the Letter to Our Stockholders ("Letter") and this Annual Report ("Report") are forward-looking statements. Forward-looking statements are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in the Letter and Report are specifically identified as forward-looking by the use of words and phrases such as "aim," "anticipate," "believe," "commitment," "continue," "could," "expect," "future," "goal," "intend," "may," "opportunities," "plan," "should," "vision," "will," and "would." However, our identification of certain statements as forward-looking does not mean that other statements not specifically identified are not forward-looking. Forward-looking statements include, but are not limited to, statements that relate to: the demand for and potential industry effects of artificial intelligence (AI),

our ability to capitalize on and deliver value derived from advancements in AI; the world's reliance on semiconductor technology; wafer fabrication equipment demand; our positioning within the semiconductor ecosystem and the role of our equipment in creating devices; customers' demand for and use of our systems and services; the positioning of our products relative to industry trends; our strategies; the ability of our products to enable advanced devices; our collaboration with customers and ability to build customer trust; our strategic investments in our research and development initiatives and global operations; our continued position as a market leader; the long-term growth of the semiconductor capital equipment industry; expectations for a recovery of spending in the wafer fabrication industry, including in the memory market segment; our ability to effectively innovate products, services, and processes; our environmental, social and governance goals and objectives, including our goals regarding renewable electricity usage in our operations and water savings goals; our financial performance; our technology leadership; our ability to launch new products; our ability to create and deliver value to our stakeholders; and our ability to deliver. Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value, and effect. Some factors that may affect these forward-looking statements include: trade regulations, export controls, trade disputes and other geopolitical tensions may inhibit our ability to sell our products; business, political and/or regulatory conditions in the consumer electronics industry, the semiconductor industry and the overall economy may deteriorate or change; the actions of our customers and competitors may be inconsistent with our expectations; supply chain cost increases and other inflationary pressures have impacted and may continue to impact our profitability; supply chain disruptions or manufacturing capacity constraints may limit our ability to manufacture and sell our products; and natural and human caused disasters, disease outbreaks, war, terrorism, political or governmental unrest or instability, or other events beyond our control may impact our operations and revenue in affected areas; as well as the other risks and uncertainties discussed under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" within Item 1A and at the beginning of Part I, respectively, of our fiscal year 2024 Annual Report on Form 10-K; and other documents we file from time to time with the Securities and Exchange Commission, such as our quarterly reports on Form 10-Q and current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed in this Letter and Report and in ways that are not readily foreseeable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Letter and Report and are based on information currently and reasonably known to us. We do not undertake any obligation to update any forward-looking statements, or to release the results of any revisions to these forward-looking statements, to reflect the impact of anticipated or unanticipated events or circumstances that occur after the date of the Letter and Report.

## TRADEMARK INFORMATION

The Lam Research logo, Lam Research, and all Lam Research product and service names used herein are either registered trademarks or trademarks of Lam Research Corporation or its subsidiaries in the United States and/or other countries. All other marks mentioned herein are the property of their respective holders.



September 25, 2024

Dear Lam Research Stockholders,

We cordially invite you to attend the Lam Research Corporation 2024 Annual Meeting of Stockholders. The annual meeting will be held on Tuesday, November 5, 2024, at 9:30 a.m. Pacific Time. This year's annual meeting will be a virtual meeting. You may attend the annual meeting, vote, and submit your questions during the live webcast of the annual meeting by visiting *virtualshareholdermeeting.com/LRCX2024* and entering the 16-digit control number included in our Notice of Internet Availability or on your proxy card.

At this year's annual meeting, stockholders will be asked to elect the eleven nominees named in the attached proxy statement as directors to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified; to cast an advisory vote to approve our named executive officer compensation; and to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025. The Board of Directors recommends that you vote in favor of each director nominee and for each of these proposals. Management will not provide a business update during this meeting; please refer to our latest quarterly earnings report for our most recently-provided outlook.

Please refer to the proxy statement for detailed information about the annual meeting, each director nominee, and each of the proposals, as well as voting instructions. **Your vote is important, and we strongly urge you to cast your vote as soon as possible by the internet, telephone, or mail, even if you plan to attend the meeting.**

Sincerely yours,

Abhijit Y. Talwalkar
*Chairman of the Board*

# Notice of 2024 Annual Meeting of Stockholders



**Lam® RESEARCH**

4650 Cushing Parkway
Fremont, California 94538
Telephone: 510-572-0200

## Meeting Information

| Category | Details |
| --- | --- |
| **Date and Time** | Tuesday, November 5, 2024<br>9:30 a.m. Pacific Time |
| **Place** | Via the Internet at *virtualshareholdermeeting.com/LRCX2024* |
| **Record Date** | Only stockholders of record at the close of business on September 6, 2024, the "Record Date," are entitled to notice of, and to vote at, the annual meeting. |

## Proxy and Annual Report Materials

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD NOVEMBER 5, 2024**

Our notice of 2024 Annual Meeting of Stockholders, proxy statement, and annual report to stockholders are available on the Lam Research website at *investor.lamresearch.com*.

### Elect Electronic Delivery
*Save Time, Money, & Trees*

As part of our efforts to be an environmentally responsible corporate citizen, we encourage Lam stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *enroll.icsdelivery.com/lrcx* for simple instructions.
- If you are a stockholder who owns stock through a broker or brokerage account, please opt for e-delivery at *enroll.icsdelivery.com/lrcx* or by contacting your nominee.

## Date of Distribution

This notice, proxy statement and proxy card are first being made available and/or mailed to our stockholders on or about September 25, 2024.

## Items of Business

| # | Proposal | | Our Board's Recommendation |
| --- | --- | --- | --- |
| 1. | Election of eleven directors to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified | ☑ | **FOR** each Director Nominee |
| 2. | Advisory vote to approve our named executive officer ("NEO") compensation | ☑ | **FOR** |
| 3. | Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025 | ☑ | **FOR** |
| | Transaction of such other business as may properly come before the annual meeting (including any adjournment or postponement thereof) | | |

## Voting

Please vote as soon as possible, even if you plan to attend the annual meeting, on all of the voting matters. You have three options for submitting your vote before the annual meeting:

    

**By internet**       **By phone**       **By mail**

The proxy statement and the accompanying proxy card provide detailed voting instructions.

**IT IS IMPORTANT THAT YOU VOTE** to play a part in the future of the Company. Please carefully review the proxy materials for the 2024 Annual Meeting of Stockholders.

By Order of the Board of Directors,

*[signature]*

Ava A. Harter
*Secretary*

[THIS PAGE INTENTIONALLY LEFT BLANK]

# Lam Research Corporation
## *Proxy Statement for 2024 Annual Meeting of Stockholders*
# TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

# Proxy Statement Summary

To assist you in reviewing the proposals to be acted upon at the annual meeting, we call your attention to the following summarized information about the Company, the proposals and voting recommendations, the Company's director nominees, highlights of the directors' key qualifications, skills and experiences, board composition, corporate governance, executive compensation, and environmental, social, and governance ("ESG") matters. For more information about these topics, please review the complete proxy statement before voting. We also encourage you to read our latest annual report on Form 10-K, which is available at *investor.lamresearch.com*, and our latest ESG report, which is available at lamresearch.com/company/environmental-social-and-governance/. The content of any website or report referred to in this proxy statement is not a part of nor incorporated by reference in this proxy statement unless expressly noted.

We use the terms "Lam Research," "Lam," the "Company," "we," "our," and "us" in this proxy statement to refer to Lam Research Corporation, a Delaware corporation. We also use the term "Board" to refer to the Company's Board of Directors.

*This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that are not statements of historical fact, including statements regarding our ESG plans and goals. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the expectations expressed, including the risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission ("SEC"), including specifically the Risk Factors described in our annual report on Form 10-K and our quarterly reports on Form 10-Q. You should not place undue reliance on forward-looking statements. We undertake no obligation to update any forward-looking statements.*

## About Lam Research Corporation

Lam Research is a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas such as nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as non-volatile memory, dynamic random-access memory ("DRAM"), and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control, enabling results on the wafer.

   

**Deposition**  **Etch**  **Clean**  **Customer Support**

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing, artificial intelligence, 5G, the Internet of Things or "IoT," and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional architecture as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean markets to facilitate some of the most significant innovations in semiconductor device manufacturing. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several ongoing programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners, including our close-to-customer focus; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

## Figure 1. Fiscal Year 2024 Financial Highlights



**$14.91 Billion**
**Revenue**

**$4.65 Billion**
**Cash flows from Operations**

**$3.73 Billion**
**Returned to Stockholders[1]**
**(capital return)**

**$1.02 Billion** in Dividends

**$2.71 Billion** in Repurchases[1]

**$1.90 Billion**
**Research and Development Spending**

**$29.00**
**Earnings per Diluted Share**

1) Figures for capital returned to stockholders and amounts repurchased include brokerage fees and commissions and excise taxes.

## Figure 2. Proposals and Voting Recommendations

| Voting Matters | Board Vote Recommendation |
|---|---|
| **Proposal No. 1: Election of Directors** | **FOR** each nominee |
| **Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation** | **FOR** |
| **Proposal No. 3: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2025** | **FOR** |
| **Transaction of such other business as may properly come before the annual meeting (including any adjournment or postponement thereof)** | |

## Figure 3. Summary Information Regarding Director Nominees

You are being asked to vote on the election of these eleven directors. The following table provides summary information about each director nominee as of September 6, 2024. Information about nominee diversity is shown in Figure 4 on the following page, information about their key qualifications, skills and experiences is shown in Figure 5, and their biographical information is contained in the "*Voting Proposals – Proposal No. 1: Election of Directors – 2024 Nominees for Director*" section beginning on page 74 below.

| | Director | | | Committee Membership(2) | | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Age | Since | Independent(1) | AC(3) | CHC | NGC | ITC | Other Current Public Boards |
| Sohail U. Ahmed | 66 | 2019 | Yes | M | | | M | |
| Timothy M. Archer | 57 | 2018 | No | | | | | Johnson Controls |
| Eric K. Brandt | 62 | 2010 | Yes | * | C | M | | Gen Digital,<br>Macerich,<br>Option Care Health |
| Ita M. Brennan | 57 | 2024 | Yes | * | | | | Cadence Design Systems,<br>Planet Labs |
| Michael R. Cannon | 71 | 2011 | Yes | M/FE | | C | | Seagate Technology |
| John M. Dineen | 61 | 2023 | Yes | M | | | | Cognizant Technology Solutions |
| Mark Fields | 63 | 2024 | Yes | * | | | | Hertz Global,<br>QUALCOMM |
| Ho Kyu Kang | 62 | 2023 | Yes | | | | C | |
| Bethany J. Mayer | 62 | 2019 | Yes | M/FE | | M | M | Astera Labs,<br>Box,<br>Hewlett Packard Enterprise |
| Jyoti K. Mehra | 48 | 2021 | Yes | | M | | | |
| Abhijit Y. Talwalkar | 60 | 2011 | Yes<br>(Chairman) | | M | M | M | Advanced Micro Devices,<br>iRhythm Technologies,<br>TE Connectivity |

(1) Independence determined in accordance with Nasdaq rules.

(2) Memberships shown will continue through November 5, 2024, on which date certain membership changes will take effect. See *"Governance Matters - Corporate Governance - Board Committees"* for details.

(3) As of September 6, 2024, Leslie F. Varon served as the Chair of our audit committee. As previously disclosed in a current report on Form 8-K, Ms. Varon is concluding her service on the Board on November 4, 2024. As of November 5, 2024, Eric K. Brandt will serve as the Chair of the audit committee.

**AC –** Audit committee
**CHC –** Compensation and human resources committee
**NGC –** Nominating and governance committee
**ITC –** Innovation and technology committee

**C –** Chair
**M –** Member
**FE –** Audit committee financial expert (as determined based on SEC rules)
* – Qualifies as an audit committee financial expert (as determined by SEC rules)

## Figure 4. Director Nominee Composition Highlights

The Board is committed to diversity and the pursuit of board refreshment and balanced tenure. The following charts show the tenure, age, and diversity of the director nominees. For more information about our Board's approach to refreshment and diversity, including our board diversity matrix, please refer to the section "*Governance Matters - Corporate Governance - Our Approach to Ensuring Board Effectiveness*" beginning on page 11 below.



## Figure 5. Director Nominee Key Qualifications, Skills, and Experiences

The table below summarizes the key qualifications, skills, and experiences of our nominees. Not having a mark does not mean the director nominee does not possess that qualification, skill, or experience. The director biographies contained in the "*Voting Proposals – Proposal No. 1: Election of Directors – 2024 Nominees for Director*" section below describe each director nominee's background and relevant experience in more detail, and identify those qualifications, skills, and experiences considered most relevant to the decision to nominate candidates to serve on our Board.

| Key Qualifications, Skills, & Experiences of Director Nominees | Sohail U. Ahmed | Timothy M. Archer | Eric K. Brandt | Ita M. Brennan | Michael R. Cannon | John M. Dineen | Mark Fields | Ho Kyu Kang | Bethany J. Mayer | Jyoti K. Mehra | Abhijit Y. Talwalkar |
|---|---|---|---|---|---|---|---|---|---|---|---|
| *Industry Knowledge* – Knowledge of and experience with semiconductor and broader technology industries and markets provides our Board members with a deeper understanding of our products and services, the market sectors in which we and our customers compete, and the broader technology end markets that drive demand in our industry. | ✓ | ✓ | ✓ | ✓ | ✓ |  | ✓ | ✓ | ✓ |  | ✓ |
| *Customer/Deep Technology Knowledge* – Directors who possess deep knowledge and understanding of semiconductor processing equipment technologies assist our Board in overseeing our business and strategies and enhance the Board's understanding of our customers' markets and needs. | ✓ | ✓ | ✓ |  |  |  |  | ✓ |  |  | ✓ |
| *Marketing, Disruptive Technology, and Strategy Experience* – Directors with extensive knowledge and experience in business-to-business marketing and sales, and services and/or business development, or experience identifying and developing disruptive technologies and leading corporate strategy, provide value to the Board by offering critical insights and expertise on identifying and understanding new markets, expanding market share, and communicating with customers, particularly where such experience is in a capital equipment industry, and also provide the Board with critical guidance needed to progress in our innovation goals and drive semiconductor breakthroughs. |  | ✓ | ✓ | ✓ | ✓ | ✓ |  |  | ✓ |  | ✓ |
| *Leadership Experience* – Current or former experience in an executive-level leadership position at a significant business allows our directors to provide the Board with important perspectives and knowledge regarding business strategy, operations, corporate culture, succession planning, and management and leadership best practices. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

*(table continues on next page)*

| Key Qualifications, Skills, & Experiences of Director Nominees | Sohail U. Ahmed | Timothy M. Archer | Eric K. Brandt | Ita M. Brennan | Michael R. Cannon | John M. Dineen | Mark Fields | Ho Kyu Kang | Bethany J. Mayer | Jyoti K. Mehra | Abhijit Y. Talwalkar |
|---|---|---|---|---|---|---|---|---|---|---|---|
| *Finance Experience* – Directors with profit and loss ("P&L") and financing experience as an executive responsible for financial results of a breadth and level of complexity comparable to the Company help our Board oversee the Company's financial planning, operations, investment strategies, capital allocation, and financial reporting. | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | | ✓ |
| *Global Business Experience* – Experience as a current or former business executive of a business with substantial global operations provides our Board with unique insights on managing an international business, global scale expansion, and understanding cultural norms. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| *Mergers and Acquisitions ("M&A") Experience* – Directors with M&A and integration experience (including buy- and sell-side and hostile M&A experience) as a public company director or officer provide our Board with key background and insights in assisting management with reviewing strategic alternatives, analyzing potential targets, post-deal integration, and oversight of transactions. | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| *Comparative Board/Governance Experience* – Recent or current experience as a director of another public company or significant involvement with the corporate governance requirements and practices of a public company board while serving in a senior leadership position at another public company, provides our Board with an understanding of the board's role in essential matters, including oversight of strategy, operations, risk, compliance and succession planning, effective interactions with significant stockholders, and the proper dynamics between the board and senior management. | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| *Cybersecurity Experience* – An understanding of and/or experience overseeing corporate cybersecurity or information security programs and a history of participation in relevant cyber education, is an increasingly important background for our directors to possess and provides our Board with valuable knowledge in overseeing and navigating cybersecurity threats. | | ✓ | ✓ | ✓ | ✓ | ✓ | | | ✓ | ✓ | |
| *Human Capital Management Experience* – Experience serving as a member of the compensation committee of a public company, head of human resources, or as direct manager of the head of human resources, or other experience in setting talent management policies in large organizations, aids our Board in overseeing the management of human capital, including culture, engagement, recruiting, retention, compensation, and succession planning. | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| *Risk Management Experience* – Directors with experience serving as a member of the audit committee of a public company, or directly overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role assist our Board in understanding how to effectively evaluate and oversee the management and reporting of enterprise risks. | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | | ✓ |
| *Manufacturing/Operations Experience* – Directors with relevant experience in manufacturing and operations processes or management experience in operations at a company comparable to Lam serve as a valuable asset to our Board and have deeper knowledge of our business, products, services, and customers. | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | | |

## Figure 6. Corporate Governance Highlights

| Board and Other Governance Information | As of September 2024 |
|---|:---:|
| Size of Board as Nominated | 11 |
| Number of Independent Nominated Directors | 10 |
| Number of Nominated Directors Who Attended ≥75% of Meetings | 9[1] |
| Number of Nominated Directors on More Than Four Public Company Boards | 0 |
| Number of Nominated Non-Employee Executive Officer Directors Who Are on More Than Two Public Company Boards | 0 |
| Limitations on Director Commitments, Including Other Board and Committee Memberships and Leadership, With Commitments Evaluated Annually (Page 16) | Yes |
| Directors Subject to Stock Ownership Guidelines (Page 53) | Yes |
| Hedging and Pledging Prohibited (Page 11) | Yes |
| Annual Election of Directors (Page 73) | Yes |
| Voting Standard (Page 88) | Majority |
| Plurality Voting Carveout for Contested Elections | Yes |
| Separate Chair and CEO | Yes |
| Independent Board Chair (Page 15) | Yes |
| Independent Directors Meet Without Management Present (Page 15) | Yes |
| Annual Board (Including Individual Director) and Committee Self-Evaluations (Page 12) | Yes |
| Annual Independent Director Evaluation of CEO (Page 18) | Yes |
| Risk Oversight by Full Board and Committees (Page 19) | Yes |
| Commitment to Board Refreshment and Diversity (Page 12) | Yes |
| Robust Director Nomination Process (Page 14) | Yes |
| Significant Board Engagement (Page 18) | Yes |
| Board Orientation/Education Program (Page 13) | Yes |
| Code of Ethics Applicable to Directors (Page 11) | Yes |
| Stockholder Proxy Access (Pages 14, 89) | Yes |
| Stockholder Ability to Act by Written Consent | Yes |
| Stockholder Engagement Program (Page 21) | Yes |
| Poison Pill | No |
| Board Oversight of ESG (Including Climate), Human Capital, Information Security & Political Activities (Page 18) | Yes |
| Publication of Annual ESG Report aligned with GRI, SASB, and TCFD (Pages 7, 24) | Yes |

[1] Ms. Brennan and Mr. Fields were appointed to the Board effective August 30, 2024 and, therefore, did not attend any meetings during the fiscal year ended June 30, 2024.

Figure 7. Executive Compensation Highlights

| What We Do |
|---|
| **Pay for Performance** (Pages 31-33, 65) – Our executive compensation program is designed to pay for performance; 100% of the annual incentive program is tied to company financial, strategic, and operational performance metrics; the long-term incentive program uses a combination of market-based performance restricted stock units ("Market-based PRSUs") with performance based on relative total shareholder return ("TSR"), stock options, and service-based restricted stock units ("RSUs"). |
| **Three-Year Performance Period for Our Long-Term Incentive Program** (Page 49) – Our current long-term incentive program is designed to pay for performance over a period of three years. |
| **Absolute and Relative Performance Metrics** (Pages 34, 42, 49) – Our annual and long-term incentive programs for executive officers include the use of absolute and relative performance factors. |
| **Balance of Annual and Long-Term Incentives** – Our incentive programs provide a balance of annual and long-term incentives. |
| **Different Performance Metrics for Annual and Long-Term Incentive Programs** (Pages 34, 42, 49) – Our annual and long-term incentive programs use different performance metrics. |
| **Capped Amounts** (Pages 42, 49) – Amounts that can be earned under the annual and long-term incentive programs are capped. |
| **Compensation Recovery/Clawback Policy** (Page 52) – In 2023, our new clawback policy became effective in compliance with SEC rules and Nasdaq's final listing standards under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pursuant to the policy, which applies to the Company's current and former executive officers covered by Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company must recoup, on a pre-tax basis, the excess amount of incentive-based compensation granted, earned, or vested wholly or in part on the attainment of any financial reporting measure during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement. The newly adopted policy applies regardless of fault, fraud, or misconduct. This new policy also supersedes our prior clawback policy, with respect to any and all incentive-based compensation that was received on or after October 2, 2023. |
| **Prohibit Option Repricing** – Our stock incentive plans prohibit option repricing without stockholder approval. |
| **Stock Ownership Guidelines** (Page 53) – We have stock ownership guidelines for each of our executive officers and certain other senior executives; each of our named executive officers as set forth in Figure 20 has met their individual ownership level under the current program or has a period of time remaining under the guidelines to do so. |
| **Independent Compensation Advisor** (Page 39) – The compensation and human resources committee benefits from its utilization of an independent compensation advisor retained directly by the committee that provides no other services to the Company. |
| **Stockholder Engagement** (Page 38) – We engage with stockholders on an annual basis and stockholder advisory firms on an as needed basis to obtain feedback concerning our executive compensation program. |

| What We Don't Do |
|---|
| **Tax "Gross-Ups" for Perquisites, for Other Benefits or upon a Change in Control** (Pages 53, 56, 59) – Our executive officers do not receive tax "gross-ups" for perquisites, for other benefits, or upon a change in control.[1] |
| **Single-Trigger Change in Control Provisions** (Pages 53, 59) – Our executive change in control policy does not have single-trigger provisions. |

[1] Our executive officers may receive tax gross-ups in connection with relocation benefits and anniversary milestone awards, which are widely available to all of our employees.

## Figure 8. ESG Highlights

Our ESG strategy supports the success of our business. It provides a framework for meaningful investments, proactive risk management, and globally focused action. Our approach emphasizes engagement, goal setting, and accountability. Our ESG strategy is composed of six key pillars, which are described in greater detail beginning on page 24 and in our annual ESG report, available at lamresearch.com/company/environmental-social-and-governance/. We have set goals aligned with our strategy; these goals are highlighted below, together with some of our recent progress. We aim to achieve each of the following goals by calendar year 2025, unless otherwise stated. In 2023, we continued to build momentum across our ESG pillars. We also received recognition from our customers and from independent raters and rankers, including by being named among the World's Most Ethical Companies by Ethisphere and included on the Dow Jones Sustainability Index North America. In the table below, references to specific years are to calendar, not fiscal, years.

| Goals | 2023 Progress |
|---|---|
| **Governance** | |
| • Continue to expand our disclosure and alignment with industry-recognized frameworks and standards | • Our efforts to increase disclosure maintained or improved our ratings and rankings with third parties |
| **Product Innovation** | |
| • 83% of customers measured by emissions have science-based targets ("SBTs")[1] | • 10% of customers measured by emissions have set SBTs |
| **Sustainable Operations**[2] | |
| • Achieve net zero greenhouse gas ("GHG") emissions by 2050, including by meeting the following targets: | |
| – Achieve 100% renewable electricity by 2030 | • Sourced 50% renewable electricity globally in 2023 |
| – Reduce absolute Scope 1 and 2 (market-based) GHG emissions 25% by 2025 and 60.6% by 2030 from a 2019 baseline; by 2040, achieve net zero operations | • 51% decrease year-over-year and 48% increase from a 2019 baseline for Scope 1 and 2 (market-based) GHG emissions |
| – Achieve 12 million kilowatt-hours ("kWh") in total energy savings from a 2019 baseline | • Achieved 2.8 million kWh in annual energy savings, for a cumulative 9.8 million kWh in savings toward our 2025 goal |
| • Achieve zero waste to landfill for hazardous waste | • Diverted 99.97% of hazardous waste from landfills in 2023 |
| • Achieve 80 million gallons of water savings in water-stressed regions from a 2019 baseline | • Achieved 65.9 million gallons of water savings from a 2019 baseline, including 20.1 million gallons in 2023 |
| **Our Workplace** | |
| • Build on our high-performance culture with best-in-class employee engagement at the global benchmark as measured by our annual employee survey | • Ended the year with an engagement score of 76, two points below the global top 25% benchmark |
| • Maintain an Occupational Safety and Health Administration recordable injury rate at or below 0.4 annually | • Realized a recordable injury rate of 0.33 |
| • Increase the proportion of women (globally) and underrepresented employees (U.S.) across the Company | • Increased the proportion of women in our global workforce by 2.5%; decrease of underrepresented employees in the U.S. by 5.4% |

*(table continues on next page)*

[1] The percentage of customers measured by emissions who have set SBTs is calculated by summing the emissions associated with category 11 use of sold products for each customer with an SBTi or SBTi aligned methodology and then dividing by the total emissions for category 11 use of sold products to get a proportion of emissions represented by customers with SBTi or SBTi aligned methodology. Estimated annual emissions are determined using a GHG protocol spend-based methodology and emissions factors derived from the environmentally-extended input-output database ("EEIO").

[2] Energy savings, waste and water savings data exclude Lam's subsidiaries Avonisys, Coventor, Metryx, SEMSYSCO, and Solmates.

| Goals | 2023 Progress |
|---|---|
| **Responsible Supply Chain** | |
| • Achieve more than 90% compliance with our social and environmental expectations across our top suppliers[3] | • Exceeded our goal with 94% of top suppliers responding to our conflict minerals survey |
| • Engage with at least 50% of our top suppliers on environmental sustainability opportunities | • Engaged with 100% of top suppliers |
| • Increase engagement with suppliers on social and environmental topics through assessment, training, and capacity building | • Deepened supplier engagement through our second-annual Supplier ESG Forum, monthly webinar series and newsletters, and energy assessments |
| • 46.5% of suppliers measured by emissions have SBTs[4] | • 26% of suppliers as measured by emissions have SBTs |
| **Our Communities** | |
| • Determine key targets for larger-scale impact aligned to a new strategic focus | • Achieved by launching our Powering Breakthroughs Together social impact framework with strategic focus areas to guide our giving and signature program initiatives |
| • Implement measurement of outcomes for key program and large-scale grants | • Continued to develop, refine, and test our reporting process for key programs and large-scale grants |
| • Increase annual unique participation rate in all employee giving programs from 10% to 30% | • Increased annual unique employee participation rate from 18% in 2022 to 20% in 2023 |
| • Contribute 40,000 employee volunteer hours annually | • Contributed 30,677 employee volunteer hours in 2023 |

[3] Top suppliers are defined as the top 100 direct suppliers, who account for approximately 96% of spend and 95-98% of supply chain emissions, with some variability year over year. Direct suppliers are defined as those who provide parts, assemblies, and services to produce parts used to manufacture and support Lam's products.

[4] The percentage of suppliers measured by emissions who have set SBTs is calculated by dividing the estimated annual emissions associated with our suppliers (direct and indirect) who have set SBTs by the estimated annual emissions of our suppliers (direct and indirect); estimated annual emissions are determined using a GHG protocol spend-based methodology and emissions factors derived from the EEIO.

# Stock Ownership

## Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the beneficial ownership of shares of Lam common stock by: (1) each person or entity who we believe, based on our review of filings made with the SEC, beneficially owned more than 5% of Lam's common stock on the date set forth below; (2) each current director of the Company; (3) each NEO identified below in the "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" section; and (4) all current directors and current executive officers as a group. With the exception of 5% owners, and unless otherwise noted, the information below reflects holdings as of September 6, 2024, which is the Record Date for the 2024 Annual Meeting of Stockholders and the most recent practicable date for determining ownership. For 5% owners, holdings are as of the dates of their most recent ownership reports filed with the SEC, which are the most practicable dates for determining their holdings. The percentage of the class owned is calculated using 129,611,472 as the number of shares of Lam common stock outstanding on September 6, 2024.

Figure 9. Beneficial Ownership Table

| Name of Person or Identity of Group | Shares Beneficially Owned (#)[1] | Percentage of Class |
|---|---|---|
| *5% Stockholders* | | |
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, NY 10055 | 11,777,978[2] | 9.09% |
| The Vanguard Group<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 11,711,468[3] | 9.04% |
| *Directors* | | |
| Sohail U. Ahmed | 3,063 | * |
| Timothy M. Archer (also a Named Executive Officer) | 125,022 | * |
| Eric K. Brandt | 28,412 | * |
| Ita M. Brennan | 2 | * |
| Michael R. Cannon | 18,679 | * |
| John M. Dineen | 455 | * |
| Mark Fields | 56 | * |
| Ho Kyu Kang | 685 | * |
| Bethany J. Mayer | 3,059 | * |
| Jyoti K. Mehra | 1,389 | * |
| Abhijit Y. Talwalkar | 10,541 | * |
| Lih Shyng (Rick L.) Tsai | 7,459 | * |
| Leslie F. Varon | 2,834 | * |
| *Named Executive Officers ("NEOs")* | | |
| Douglas R. Bettinger | 103,162 | * |
| Patrick J. Lord | 2,158 | * |
| Seshasayee (Sesha) Varadarajan | 30,863 | * |
| Vahid Vahedi | 28,868 | * |
| All current directors and executive officers as a group (19 people) | 370,537 | * |

\*      Less than 1%

(1)   Includes shares subject to outstanding stock options that are now exercisable or will become exercisable within 60 days after September 6, 2024, as well as RSUs, that will vest within that time period, as follows:

| | Shares |
|---|---|
| Sohail U. Ahmed | 369 |
| Timothy M. Archer | 45,633 |
| Eric K. Brandt | 369 |
| Michael R. Cannon | 369 |
| Ita M. Brennan | — |
| John M. Dineen | 369 |
| Mark Fields | — |
| Ho Kyu Kang | 369 |
| Bethany J. Mayer | 369 |
| Jyoti K. Mehra | 369 |
| Abhijit Y. Talwalkar | 369 |
| Lih Shyng (Rick L.) Tsai | 369 |
| Leslie F. Varon | 369 |
| Douglas R. Bettinger | 7,074 |
| Patrick J. Lord | — |
| Seshasayee (Sesha) Varadarajan | 17,355 |
| Vahid Vahedi | 3,524 |
| All current directors and executive officers as a group (19 people) | 77,668 |

The terms of any outstanding stock options that are now exercisable or will become exercisable within 60 days after September 6, 2024, and RSUs that will vest within that time period, are reflected in "*Figure 51. Outstanding Equity Awards at Fiscal Year 2024 Year-End,*" except as described in the following sentences. Neil J. Fernandes has options covering 392 shares, which are unexercised and exercisable within 60 days of September 6, 2024. The grants for Mr. Fernandes have terms consistent with the terms reflected in "*Figure 51. Outstanding Equity Awards at Fiscal Year 2024 Year-End.*"

As discussed in "*Governance Matters – Director Compensation*" below, the non-employee directors receive an annual equity award as part of their compensation. These awards generally vest on October 31, 2024, subject to continued service on the board as of that date, with immediate delivery of the shares upon vesting. For 2024, Messrs. Ahmed, Brandt, Cannon, Dineen, and Talwalkar; Mses. Mayer, Mehra, and Varon; Drs. Kang and Tsai each received awards of 369 RSUs.

(2)   All information regarding BlackRock Inc. ("BlackRock") is based solely on information disclosed in amendment number 16 to Schedule 13G filed by BlackRock with the SEC on January 25, 2024 on behalf of BlackRock and certain subsidiaries. According to the Schedule 13G filing, of 11,777,978 shares of Lam common stock reported as beneficially owned by BlackRock as of December 31, 2023, BlackRock had sole voting power with respect to 10,680,121 shares, did not have shared voting power with respect to any shares, had sole dispositive power with respect to 11,777,978 shares, and did not have shared dispositive power with respect to any shares of Lam common stock.

(3)   All information regarding The Vanguard Group ("Vanguard") is based solely on information disclosed in amendment number 12 to Schedule 13G filed by Vanguard with the SEC on February 13, 2024. According to the Schedule 13G filing, of the 11,711,468 shares of Lam common stock reported as beneficially owned by Vanguard as of December 29, 2023, Vanguard did not have sole voting power with respect to any shares, had shared voting power with respect to 175,654 shares, had sole dispositive power with respect to 11,143,624 shares, and had shared dispositive power with respect to 567,844 shares of Lam common stock.

## Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our "officers," directors, and people who own more than 10% of a registered class of our equity securities to file an initial report of ownership (on a Form 3) and reports on subsequent changes in ownership (on Forms 4 or 5) with the SEC by specified due dates. Our "officers," directors, and greater-than-10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. We are required to disclose in this proxy statement any failure to file any of these reports on a timely basis. Based solely on our review of the copies of the forms filed electronically with the SEC, and on written representations from certain reporting persons, we believe that all of these requirements were satisfied during fiscal year 2024, with the exception of one late Form 4 for Douglas R. Bettinger filed on August 8, 2023 to report a gift of 174 shares of the Company's common stock on August 3, 2023.

# Governance Matters

## Corporate Governance

Our Board and members of management are committed to responsible corporate governance to manage the Company for the long-term benefit of its stockholders. To that end, the Board and management periodically review and update, as appropriate, the Company's corporate governance policies and practices. As part of that process, the Board and management consider the requirements of federal and state law, including rules and regulations of the SEC; the listing standards for the Nasdaq Global Select Market ("Nasdaq"); published guidelines and recommendations of proxy advisory firms; published guidelines of some of our top stockholders; published guidelines of other selected public companies; and any feedback we receive from our stockholders. A list of key corporate governance practices is provided in the "*Proxy Statement Summary*" above.

## Corporate Governance Policies

We have instituted a variety of policies and procedures to foster and maintain responsible corporate governance, including the following:

Figure 10. Policies and Procedures Summary

| Policy or Procedure | Summary |
|---|---|
| **Board committee charters*** | Each of the Board's audit, compensation and human resources, nominating and governance, and innovation and technology committees has a written charter adopted by the Board that delegates authority and responsibilities to the committee. |
| | Each committee reviews its charter, and the nominating and governance committee reviews the charters of all of the committees annually and recommends changes to the Board, as appropriate. See "*Board Committees*" below for additional information regarding these committees. |
| **Corporate governance guidelines*** | We adhere to written corporate governance guidelines, adopted by the Board and reviewed annually by the nominating and governance committee and the Board. |
| | Selected provisions of the guidelines are discussed below, including in the "*Board Nomination Policies and Procedures*," "*Director Independence Policies*," and "*Other Governance Practices*" sections below. |
| **Corporate Code of Ethics*** | We maintain a code of ethics that applies to all employees, officers, and members of the Board. |
| | The code of ethics establishes standards reasonably necessary to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and full, fair, accurate, timely, and understandable disclosure in the periodic reports we file with the SEC and in other public communications. We will promptly disclose to the public any amendments to, or waivers from, any provision of the code of ethics to the extent required by applicable laws. We intend to make this public disclosure by posting the relevant material on our website, to the extent permitted by applicable laws. |
| **Code of Conduct*** | We maintain a written code of conduct to address a variety of situations that apply to our worldwide workforce. Among other items, the code of conduct addresses relationships and/or conduct with one another, with Lam (including conflicts of interest, safeguarding of Company assets, and protection of confidential information), and with other companies and stakeholders (including anti-corruption). |
| **Insider Trading Policy**** | Our insider trading policy restricts the trading of Company stock by our directors, officers, and employees, and includes provisions addressing insider blackout periods and prohibiting pledges of Company stock, and prohibiting such persons from engaging in hedging transactions, such as "cashless" collars, forward sales, equity swaps, and other similar arrangements. Investments in exchange funds are permitted if the fund is broadly diversified and comprises less than 2% of Company stock; exceptions to the 2% threshold may be permitted on a case-by-case basis. |

\* A copy is available on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

\*\* A copy is available as Exhibit 19.1 to our 2024 Annual Report on Form 10-K.

### Our Approach To Ensuring Board Effectiveness

As part of the Board's commitment to responsible corporate governance, we have developed a number of practices that together serve to ensure that, over time, the Board continues to function in an effective manner that serves the long-term interests of the Company and its stockholders. Several of the practices that we consider to be most important are summarized in Figure 11 below, and the practices themselves are described in greater detail below.

Figure 11. Board Effectiveness Practices


Annual nomination review process and new director recruitment on an as-needed basis
Board Nominations
Orientation and mentoring programs for new directors; education programs for all directors
Director Onboarding and Education
Board Composition, Diversity and Refreshment
Board and Committtee Evaluations
Periodic review of board composition to ensure continuity and fresh perspectives
Annual evaluation to ensure board effectiveness

***Board and committee evaluations.*** Every year, the Board conducts a self-evaluation of the Board, its committees, and the individual directors, overseen by the nominating and governance committee. From time to time, the evaluation is facilitated by an independent third-party consultant. The evaluation solicits the opinions of the directors regarding the effectiveness of the Board, Board committees, and individual directors in fulfilling their obligations. Feedback on Board effectiveness is provided to the full Board for discussion, feedback on each committee's effectiveness is provided to the committee for discussion, and feedback regarding individual director performance is provided to each individual director. The Board and committees identify and hold themselves accountable for action items stemming from the evaluation. The results of the evaluations are also considered by the nominating and governance committee and the Board as part of the director nomination process.

***Board composition, diversity, and refreshment.*** The Board and the nominating and governance committee regard board refreshment as important, and strive to maintain an appropriate balance of tenure, turnover, diversity, and skills to meet the needs of the Company and the Board. In consideration of the Company's evolving strategic priorities and as part of its refreshment planning, the nominating and governance committee regularly evaluates the Board's composition, skills and experiences, diversity, and directors' time commitments and committee assignments to ensure the Board functions effectively. See "*Proxy Statement Summary - Figure 5. Director Nominee Key Qualifications, Skills, and Experiences"* and "*Proxy Statement Summary - Figure 4 Director Nominee Composition Highlights"* for additional information regarding the key qualifications, skills, and experiences considered by the Board and the nominating and governance committee in nominating our nominees. Since 2021, the Board has gained five new independent directors, three of whom are diverse in terms of gender identity, ethnicity or race, as shown in Figure 12.

Figure 12. Refreshment of Independent Directors Since 2021


Five New Independent Directors
2021
2022
2023
2024
• One new female, ethnically/racially diverse director
• Two new male directors, including one ethnically/racially diverse male director
• One new female director, and one new male director

The Board is committed to diversity, and for many years, the composition of the Board has reflected that commitment. The Board believes that board diversity is important to serving the long-term interests of the Company's stockholders. In identifying potential director candidates outside the Company, the nominating and governance committee is committed to actively seeking out qualified candidates who reflect diverse backgrounds, skills and experiences, including diversity of geography, gender identity, LGBTQ+ identity, age, race, and ethnicity, and classification as a member of an underrepresented minority, to include in the pool from which

Board nominees are chosen, and any third-party search firms retained for a related search will be instructed to include such candidates in initial lists of candidates they prepare. Every year since 2006, the Board has had at least two female directors, and since 2019 we have had either three or four female directors. We began asking directors to self-identify their ethnicity/race beginning in 2020 and their gender identity and LGBTQ+ identity beginning in 2022, and have reported those metrics for the current and prior years in Figure 13 below. As illustrated in "*Proxy Statement Summary - Figure 4. Director Nominee Composition Highlights*", 55% of our nominees are diverse overall, with 27% of our nominees being diverse on the basis of gender identity and 36% on the basis of ethnicity/race. In addition, over a number of years, the Board has appointed directors who have expanded the experiences, areas of substantive expertise, and geographic and industry diversity of the Board, as illustrated by the information provided in their biographies under "*Voting Proposals - Proposal No. 1: Election of Directors - 2024 Nominees for Director*" below.

## Figure 13. Board Diversity Matrix[1]

| | As of September 6, 2024[2] | | | | As of September 8, 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| Total number of directors | 13 | | | | 11 | | | |
| **Part I: Gender Identity** | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** |
| Directors | 4 | 9 | — | — | 3 | 8 | — | — |
| **Part II: Demographic Background** | | | | | | | | |
| African American or Black | — | — | — | — | — | — | — | — |
| Alaskan Native or Native American | — | — | — | — | — | — | — | — |
| Asian | 1 | 4 | — | — | 1 | 4 | — | — |
| Hispanic or Latinx | — | — | — | — | — | — | — | — |
| Native Hawaiian or Pacific Islander | — | — | — | — | — | — | — | — |
| White (not of Hispanic or Latinx origin) | 3 | 5 | — | — | 2 | 4 | — | — |
| Two or More Races or Ethnicities | — | — | — | — | — | — | — | — |
| LGBTQ+ | — | — | — | — | — | — | — | — |
| Did Not Disclose Demographic Background | — | — | — | — | — | — | — | — |

[1] Diversity is presented according to the categories and definitions specified in Nasdaq Rule 5605(f).

[2] As previously disclosed in a current report on Form 8-K, two of our current directors, Dr. Tsai and Ms. Varon, are concluding their service on the Board on November 4, 2024. The size of the Board will be reduced to 11 prior to the 2024 annual meeting.

The Board is also committed to the pursuit of Board refreshment and balanced tenure. The Board believes that new perspectives and ideas are important to a forward-looking and strategic board, as is the ability to benefit from the valuable experience and familiarity of longer-serving directors who can leverage their experience with the Company and with the industry and business environment in which the Company operates. Our corporate governance guidelines do not impose a term limit on Board service; however, the Board regularly assesses the directors' tenure mix and strives to maintain a balance that will ensure both fresh perspectives and experience on the Board. In addition, our corporate governance guidelines impose an age limitation for directors to be nominated to the Board, as described under "*Board Nomination Policies and Procedures - Board Membership Criteria*" below.

The Board also considers refreshment and tenure with respect to the leadership and membership of its standing committees, and the nominating and governance committee evaluates short-term and long-term roadmaps for committee membership and leadership on a regular basis. When reviewing committee assignments the nominating and governance committee considers the rotation of chairs and members with a view toward balancing the benefits derived from the diversity of experience and viewpoints of the various directors. The nominating and governance committee also considers individual directors' skills, experiences and qualifications, prior committee experience, and other positions and commitments.

*Director onboarding and education.* To ensure that new directors are able to effectively participate in and contribute to the Board as quickly as possible, we provide a comprehensive orientation and onboarding program for our new directors. Upon joining the Board, new directors participate in an orientation program which includes introductions to other Board members and our senior management team, and in-depth learning about our industry, business, technology, operations, culture, people, performance, strategic plans, risk management, and corporate governance practices, among other topics. The onboarding process may also include tours of one or more of our manufacturing or lab facilities. First time directors (i.e., those without prior public company board experience) are encouraged to attend an outside course shortly after joining the Board.

Our Board is also committed to ongoing education. Our corporate governance guidelines provide that directors are expected to participate in educational events sufficient to maintain their understanding of their duties as directors and to enhance their ability to fulfill their responsibilities. In addition to any external educational opportunities that the directors find useful, the Company and the board leadership are expected to facilitate such participation by arranging for appropriate educational presentations from time to time. In recent years, our Board heard from external advisors on multiple subjects, including cybersecurity, employee engagement and retention, and the economic and political climate in China.

## Board Nomination Policies and Procedures

*Board membership criteria.* Under our corporate governance guidelines, the nominating and governance committee is responsible for recommending nominees to the independent directors, and the independent directors nominate the slate of directors for approval by our stockholders. In making its recommendations, whether for new or incumbent directors, the nominating and governance committee assesses the appropriate balance of experience, skills, and characteristics required for the Board at the time.

Our corporate governance guidelines set out a non-exclusive list of factors to be considered by the nominating and governance committee in recommending nominees, which were selected by the Board to ensure proper board composition and effectiveness. These factors are reviewed and updated by the Board on a regular basis. The factors include, but are not limited to:

- experience;
- business acumen;
- wisdom;
- integrity;
- judgment;
- the ability to make independent analytical inquiries;
- the ability to understand the Company's business environment;
- the candidate's willingness and ability to devote adequate time to board duties;
- diversity with respect to any attribute(s) the Board considers appropriate, including geography, gender identity, LGBTQ+ identity, age, ethnicity or race, and classification as a member of an underrepresented minority;
- specific skills, background, or experience considered necessary or desirable for board or committee service;
- specific experiences with other businesses or organizations that may be relevant to the Company or its industry; and
- the interplay of a candidate's experiences and skills with those of other Board members.

In addition, our corporate governance guidelines provide that a director may not be nominated for re-election or reappointment to the Board after having attained the age of 75 years. To be nominated, a new or incumbent candidate must provide an irrevocable conditional resignation that will be effective upon (1) the director's failure to receive the required majority vote at an annual meeting at which the nominee faces re-election and (2) the Board's acceptance of such resignation.

Upon the recommendations of the nominating and governance committee, the independent members of the Board have nominated eleven of our current directors for re-election to serve on the Board. Two current directors, Lih Shyng (Rick L.) Tsai and Leslie F. Varon, were not nominated, and, as previously disclosed in a current report on Form 8-K, are concluding their service on the Board on November 4, 2024. The Board would like to thank both Dr. Tsai and Ms. Varon for their dedicated service to the Company. Each nominee's key qualifications, skills, and attributes considered most relevant to the nomination of the candidate to serve on the Board are reflected in their biography under "*Voting Proposals - Proposal No. 1: Election of Directors - 2024 Nominees for Director*" below. For a summary of the key qualifications, skills, and attributes of the nominees to the Board, see "*Proxy Statement Summary - Figure 5. Director Nominee Key Qualifications, Skills, and Experiences.*"

*Nomination procedure.* The nominating and governance committee sets specific qualifications for new directors, and identifies, screens, evaluates, and recommends qualified candidates for appointment or election to the Board. The committee considers recommendations from a variety of sources, including search firms, Board members, executive officers, and stockholders. Nominations for election by the stockholders are made by the independent members of the Board. New candidates to join the Board typically meet with our chair, our lead independent director (if applicable), members of the nominating and governance committee, additional board members, and our president and chief executive officer ("CEO"), as well as representatives of the Company's executive team, prior to being considered for recommendation by the nominating and governance committee for appointment to the Board. See "*Voting Proposals - Proposal No. 1: Election of Directors - 2024 Nominees for Director*" below for additional information regarding the 2024 candidates for election to the Board.

The nominating and governance committee will consider for nomination persons properly nominated by stockholders in accordance with the Company's bylaws and nomination procedures. Our bylaws provide that under certain circumstances, a stockholder, or group of up to 20 stockholders, who have maintained continuous ownership of at least three percent (3%) of our common stock for at least three years may nominate and include a specified number of director nominees in our annual meeting proxy statement that cannot exceed the greater of two or 20% of the aggregate number of directors then serving on the Board (rounded down). Information regarding the nomination procedures is provided in the "*Voting and Meeting Information - Other Meeting Information - Stockholder-Initiated Proposals and Nominations for 2025 Annual Meeting*" section below. Subject to then-applicable law, stockholder nominations for director will be evaluated by the Company's nominating and governance committee in accordance with the same criteria as are applied to candidates identified by the committee or other sources.

## Director Independence Policies

***Board independence requirements.*** Our corporate governance guidelines require that a majority of the Board members be independent. The nominating and governance committee annually reviews the independence of each director, including with respect to the Board and each individual committee, and recommends to the Board director independence determinations made with respect to continuing and prospective directors. No director will qualify as "independent" unless the Board affirmatively determines that the director qualifies as independent under the Nasdaq rules and has no relationship that would interfere with the exercise of independent judgment as a director. In addition, no non-employee director may serve as a consultant or service provider to the Company without the approval of a majority of the independent directors (and any such director's independence must be reassessed by the full Board following such approval).

***Board member independence.*** The Board has determined that all current directors and persons who served as directors during any part of fiscal year 2024, other than Mr. Archer, are independent in accordance with Nasdaq criteria for director independence. In making the determination, the Board considered prior employment with the Company, disclosed related party transactions, known familial relationships of directors with employees (not involving immediate family members) and commercial transactions involving other parties with common directorships, none of which qualified as related party transactions or were considered by the Board to interfere with the exercise of independent judgment as a director.

***Board committee independence.*** All members of the Board's audit, compensation and human resources, and nominating and governance committees must be non-employee or outside directors and independent in accordance with applicable Nasdaq criteria as well as Rule 16b-3 under the Exchange Act. See "*Board Committees*" below for additional information regarding these committees.

***Lead independent director.*** Our corporate governance guidelines provide that the Board shall designate a lead independent director from among the independent members, if the chair is not independent. As described below under "*Leadership Structure of the Board*," an independent director, Mr. Talwalkar, currently serves as chair of the Board, and as a result, the Board has not designated a lead independent director.

***Executive sessions of independent directors.*** The Board and its audit, compensation and human resources, and nominating and governance committees hold meetings of the independent directors and committee members, without management present, as part of each regularly scheduled meeting and at any other time at the discretion of the Board or committee, as applicable.

***Board access to independent advisors.*** The Board as a whole, and each standing Board committee separately, has the complete authority to retain, at the Company's expense, and terminate, in their discretion, any independent consultants, counselors, or advisors as they deem necessary or appropriate to fulfill their responsibilities.

## Leadership Structure of the Board

The Company's governance framework provides the Board with the authority and flexibility necessary to select the appropriate leadership structure for the Board. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's stockholders.

Under our corporate governance guidelines, the Board's leadership structure includes a chair and may also include a separate lead independent director. Currently, Mr. Talwalkar, an independent director, serves as chair of the Board, and as a result, the Board has not designated a lead independent director.

The chair's duties include (1) preparing the agenda for the Board meetings with input from the CEO, the Board, and the committee chairs; (2) upon invitation, attending meetings of any of the Board committees of which they are not a member; (3) conveying to the CEO, together with the chair of the compensation and human resources committee, the results of the CEO's performance evaluation; (4) reviewing proposals submitted by stockholders for action at meetings of stockholders and, depending on the subject matter, determining the appropriate body, among the Board or any of the Board committees, to evaluate each proposal, and making recommendations to the Board regarding action to be taken in response to such proposal; (5) as requested by the Board, providing reports to the Board on the chair's activities; (6) coordinating and developing the agenda for, and moderating executive sessions of the Board's independent directors; (7) conveying to the CEO, as appropriate, discussions from executive sessions of the Board's independent directors; and (8) performing such other duties as the Board may reasonably request from time to time.

## Other Governance Practices

In addition to the principal policies and procedures described above, we have established a variety of other practices to enhance our corporate governance, including the following:

***Director resignation or notification of change in executive officer status.*** Under our corporate governance guidelines, any director who is also an executive officer of the Company must offer to submit their resignation as a director to the Board if the director ceases to be an executive officer of the Company. The Board may accept or decline the offer, in its discretion. The corporate governance guidelines also require a non-employee director to notify the nominating and governance committee if the director changes or retires from their executive position at another public company. The nominating and governance committee reviews the appropriateness of the director's continuing Board membership under the circumstances, and the director is expected to act in accordance with the nominating and governance committee's recommendations.

*Limitations on director commitments, including other board and committee memberships and leadership.* The Board believes that it is critical that directors dedicate sufficient time to their service on the Board. Under our corporate governance guidelines, the nominating and governance committee considers a director's other board and committee leadership positions and memberships that may affect a director's ability to contribute effectively to the Board, and evaluates director commitments by reviewing director time devoted to service on our Board and committees (considering both time spent in Board and committee meetings and other time commitments outside of meetings), requiring directors to assess their time commitments, and monitoring the number of directors' outside directorships and committee memberships, among other items, at least annually. In particular, our corporate governance guidelines provide that Board members may not serve on more than four public company boards (including service on the Company's Board). Non-employee directors who are executive officers at other public companies may not serve on more than two public company boards (including the Company's Board). In addition, non-employee directors may not serve on more than three audit committees of public company boards (including the Company's audit committee), unless approved by the nominating and governance committee. Finally, the Company's CEO may not serve on more than one other public company board without obtaining prior approval of such directorship by the nominating and governance committee. All of our directors are currently in compliance with the limitations on director commitments in our corporate governance guidelines.

*Director and executive stock ownership.* Under the corporate governance guidelines, each non-employee director is expected to own at least the lesser of five times the value of the annual cash retainer (not including any committee chair or other supplemental retainers for directors) or 5,000 shares of Lam common stock, by the fifth anniversary of their initial election to the Board. The requirements are specified in the alternative of shares or dollars to allow for stock price volatility. The dollar alternative is translated into a number of shares by dividing the applicable multiple of the annual cash retainer by the average closing price of our common stock for the 30 trading days through June 30 of the most recently-completed fiscal year as of the measurement date. Guidelines for stock ownership by designated members of the executive management team are described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis.*" All of our directors and designated members of our executive management team were in compliance with the Company's applicable stock ownership guidelines at the end of fiscal year 2024 or have a period of time remaining under the guidelines to meet the requirements.

*Communications with board members.* Any stockholder who wishes to communicate directly with the Board, with any Board committee, or with any individual director regarding the Company may write to the Board, the committee, or the director c/o Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538. Subject to certain exceptions specified in our corporate governance guidelines, the Secretary will forward communications to the appropriate director(s).

Any stockholder, employee, or other person may communicate any complaint regarding any accounting, internal accounting control, or audit matter to the attention of the Board's audit committee by sending written correspondence by mail (to Lam Research Corporation, Attention: Board Audit Committee, P.O. Box 5010, Fremont, California 94537-5010) or by telephone (855-208-8578) or internet (through the Company's third-party provider website at *www.lamhelpline.ethicspoint.com*). The audit committee has established procedures to ensure that employee complaints or concerns regarding audit or accounting matters will be received and treated anonymously (if the complaint or concern is submitted anonymously and if permitted under applicable law).

## Meeting Attendance

Our Board held a total of four meetings during fiscal year 2024. The number of committee meetings held is shown below under "*Board Committees*". All of the directors attended at least 75% of the aggregate number of Board meetings and meetings of Board committees on which they served during their tenure in fiscal year 2024.

We expect our directors to attend the annual meeting of stockholders each year unless unusual circumstances make attendance impractical. All of the individuals who were directors as of the 2023 annual meeting of stockholders attended that meeting.

## Board Committees

The Board has four standing committees: an audit committee, a compensation and human resources committee, a nominating and governance committee, and an innovation and technology committee. The functions, membership, and charter of each are described below. Copies of each committee's charter are available on the Investors section of our website at *investor.lamresearch.com/corporate-governance.*

## Audit Committee

*Membership as of September 6, 2024[1,2]: Sohail U. Ahmed, Michael R. Cannon, John M. Dineen, Bethany J. Mayer, and Leslie F. Varon (Chair)*

*Meetings held in fiscal year 2024: Nine*

Key responsibilities:

- oversee the Company's accounting and financial reporting processes, independent auditors (including by carrying out an assessment of their qualifications and independence), internal audit program, and the audits of its financial statements;
- oversee the Company's investment policies and performance,
- review the Company's hedging strategy and tax strategies;
- oversee the Company's ethics and compliance program;
- oversee the Company's cybersecurity and information security policies and internal controls;
- oversee management's implementation and maintenance of internal control over accounting and financial reporting and of reporting systems and procedures designed to identify material misstatements in financial reporting, whether due to error or fraud, including the review of any material changes to the system of internal control over financial reporting;
- review and monitor risk associated with the Company's (i) investment policy and its investment portfolio performance, (ii) counterparty risk, including the financial position of key counterparties, including key customers, and (iii) debt and banking covenants, liquidity, available credit under revolving or other lines of credit, and access to financing;
- review and approve the Company's Insider Trading Policy, including amendments and changes thereto;
- review the Company's earnings press releases, as well as financial information and earnings guidance provided therein;
- review and oversee potential related party and conflict of interest situations, transactions required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC, and any other transaction involving an executive or Board member, and
- oversee (i) the determination of whether an accounting restatement is required due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) the preparation of the Company's accounting restatements to correct such noncompliance.

The Board concluded that all members of the audit committee, and persons who served as members of the audit committee during any part of fiscal year 2024, are non-employee directors who are independent in accordance with the Nasdaq listing standards and SEC rules for audit committee member independence. Furthermore, each member is able to read and understand fundamental financial statements as required by the Nasdaq listing standards, and the Board has determined that Mr. Cannon and Mss. Mayer and Varon are each an "audit committee financial expert" as defined in the SEC rules.

## Compensation and Human Resources Committee

*Membership as of September 6, 2024[3]: Eric K. Brandt (Chair), Jyoti K. Mehra, Abhijit Y. Talwalkar, and Lih Shyng (Rick L.) Tsai*

*Meetings held in fiscal year 2024: Five*

Key responsibilities:
- review and approve the Company's executive officer compensation philosophy, objectives, and strategies;
- recommend to the independent members of the Board corporate goals and objectives under our compensation plans;
- recommend to the independent members of the Board compensation packages and compensation payouts for the CEO, and approve the compensation packages and compensation payouts for our other executive officers;
- oversee incentive, equity-based plans, and other compensatory plans in which our executive officers and/or directors participate;
- produce an annual report on executive compensation for inclusion, as required, in our annual proxy statement;
- oversee management's determination as to whether our compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company; and
- discharge certain responsibilities of the Board with respect to organization and people matters, including executive succession planning, employee engagement programs, and assisting the Board in overseeing ESG matters relating to our workforce, including inclusion and diversity ("I&D").

The Board concluded that all members of the compensation and human resources committee, and persons who served as members of the committee during any part of fiscal year 2024, are non-employee directors who are independent in accordance with Rule 16b-3 under the Exchange Act and the Nasdaq criteria for director and compensation committee member independence.

---

[1]  Mr. Dineen joined the committee on November 7, 2023.

[2]  Effective November 5, 2024, the members of the audit committee will be: Eric K. Brandt (Chair), Ita M. Brennan, John M. Dineen, and Bethany J. Mayer.

[3]  Effective November 5, 2024, the members of the compensation and human resources committee will be: Michael R. Cannon, Mark Fields, Jyoti K. Mehra (Chair), and Abhijit Y. Talwalkar.

## Nominating and Governance Committee
*Membership as of September 6, 2024: Eric K. Brandt, Michael R. Cannon (Chair), Bethany J. Mayer, and Abhijit Y. Talwalkar*

*Meetings held in fiscal year 2024: Four*

Key responsibilities:

- identify individuals qualified to serve as members of the Board and recommend nominees for election as directors;
- recommend committee membership and leadership assignments;
- review our corporate governance guidelines and other governing documents and recommend amendments to the Board;
- oversee self-evaluations of the Board and individual directors;
- assist the Board in overseeing ESG matters not assigned to other committees, including our overall ESG strategy and goals, sustainability initiatives, climate-related goals, and, in each instance, our progress toward achieving those goals, as well as ESG reporting;
- oversee the Company's political activities and review our policy regarding political contributions and spending;
- develop, assess, and make recommendations to the Board concerning corporate governance matters;
- review the independence of the Board and its committees and recommend director independence determinations to the Board;
- monitor and evaluate the educational needs of directors and make recommendations to the Board where appropriate; and
- administer the process for director candidates nominated by stockholders.

The Board concluded that all members of the nominating and governance committee, and persons who served as members of the nominating and governance committee during any part of fiscal year 2024, are non-employee directors who are independent in accordance with the Nasdaq criteria for director independence.

## Innovation and Technology Committee
*Membership as of September 6, 2024: Sohail U. Ahmed, Ho Kyu Kang (Chair), Bethany J. Mayer, and Abhijit Y. Talwalkar*

*Meetings held in fiscal year 2024: 0[4]*

Key responsibilities:

- assist the Board in overseeing the Company's management of risks associated with the scope, direction, and quality of the Company's major technology plans and strategies, including its research and development ("R&D") programs, capabilities, and activities, levels of investment, competitive positioning and intellectual property protection, and the technical, market, and business risks associated with product development and investment;
- review and assess the performance, progress, and effectiveness of the Company's execution of its technology strategies;
- review, evaluate, and make recommendations to the Board and management, in collaboration with the compensation and human resources committee, regarding the talent and skills requirements of the Company's workforce needed to support its current and future technology and R&D activities; and
- assist the Board in overseeing the Company's management of risks associated with existing and future trends in technology and relevant markets that may affect the Company's plans and strategies.

## Board's Role and Engagement

*General.* The Board oversees the management of the business and affairs of the Company. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved for the stockholders. Board agendas facilitate dialogue between the Board and management regarding drivers of long-term stockholder value and key strategic and operational risks. The Board's and its committees' agendas include both regular, recurring topics as well as time for special agenda topics that are scheduled on an as-needed basis by the Board or committee chairs, as applicable.

The Board and its committees have the primary responsibilities for:
- overseeing the Company's business strategies, and approving the Company's capital allocation plans and priorities, annual operating plan, and major corporate actions as set forth in the below sub-bullets;
  - a strategic plan is presented to the Board for discussion on an annual basis;
  - an operating plan is presented to the Board for discussion on an annual basis, and updates are presented at each quarterly Board meeting; and
  - capital allocation plans and priorities and other major corporate actions are presented and discussed as part of regular management updates and as special agenda topics, as appropriate.
- appointing, annually evaluating the performance of, and approving the compensation of, our CEO;

---

[4] The innovation and technology committee was formed in May 2024 and held its first meeting after the end of fiscal year 2024.

- reviewing with our CEO the performance of the Company's other executive officers and approving their compensation;
- reviewing and approving CEO and top leadership succession planning;
- advising and mentoring the Company's senior management;
- overseeing the Company's internal control over financial reporting and disclosure controls and procedures;
- overseeing the Company's material risks and enterprise risk management processes and programs, with critical enterprise risks presented to the full Board at least annually;
- overseeing the Company's ethics and compliance programs, including the Company's code of ethics, with updates presented to the audit committee quarterly and to the full Board annually;
- overseeing the Company's information security programs (including cybersecurity), with updates presented to the audit committee quarterly and to the full Board annually;
- overseeing the Company's human capital management, with updates presented to the compensation and human resources committee quarterly and to the full Board annually;
- overseeing ESG matters, with quarterly updates on our ESG program and performance provided to the nominating and governance committee, and the Company's ESG strategy, goals and performance presented to, and ESG reporting reviewed by, the full Board annually; and
- overseeing the Company's political activities, with updates presented quarterly to the nominating and governance committee.

*Risk Oversight.* Effective and comprehensive risk management is critical to our Company's success, given the dynamic economic, geopolitical, and social landscape in which we operate. Our Board is actively engaged in risk oversight both directly and through its committees. As a general matter, the Board exercises its oversight responsibility directly, including overseeing management's implementation of the Company's Enterprise Risk Management ("ERM") program. In addition, the Board delegates oversight of certain risks to its various committees as further detailed below. The Board, and as applicable, each of its committees, oversees the Company's risk profile by regularly reviewing management's assessment of the Company's material risks and evaluating management's risk mitigation strategies.

The Company's ERM program is an enterprise-wide program designed to leverage existing management processes to enable effective identification of critical enterprise risks, design and implementation of appropriate risk mitigation strategies, and regular assessment of the status of risks and mitigation plans. The ERM program (i) establishes a comprehensive, enterprise-wide system to identify, evaluate, manage, and report risks, (ii) clearly defines management's roles and responsibilities by allocating responsibility for specific risks to specific members of our senior management team, and (iii) facilitates dialogue between senior management and the Board regarding the Company's top risks.

As part of the ERM framework, our management team seeks to create a comprehensive index of the Company's top enterprise risks by gathering information and input regarding specific categories of risk from designated individuals representing each of the Company's business units on a quarterly basis. The ERM process involves both identification and ranking of the Company's top risks. The imminence and timeframe of each relevant enterprise risk informs, in part, the relevant risk mitigation strategy and response time. Further, risks are evaluated based on their likelihood and impact, and appropriate risk mitigation strategies are designed based on such evaluation. On an as needed basis, we employ outside advisors to aid in assessing specific risks, provide benchmarking data, or provide information regarding trends or recent regulatory changes applicable to the Company's risk profile.

Our chief legal officer ("CLO"), who reports to the chief executive officer, has overall responsibility for the ERM program. The CLO is responsible for coordinating the annual ERM risk reviews. Further, our CLO and/or the relevant risk owners provide the Board with annual reports regarding the critical enterprise risks, including an assessment of the likelihood and impact of each identified risk and related risk mitigation strategies. Updates on critical risks are also provided through regular reports to the Board related to the Company's business operations, strategy, and financial results. In addition, our chief information security officer and chief compliance officer provide quarterly reports to the Audit Committee on relevant information security and compliance issues, respectively, and annually report to the Board regarding the Company's information security and ethics and compliance programs. Further, members of our Internal Audit function provide the Audit Committee with quarterly reports regarding the effectiveness and adequacy of the Company's controls, risk management, compliance, financial reporting, and governance processes that are designed by the Company.

In specific cases, the Board has delegated its risk oversight responsibility to committees of the Board based on each committees' respective areas of responsibility and expertise, as described in further detail above in "*Board Committees*" and in the charters of the respective committees. Committees that have been charged with risk oversight regularly report to the Board on those risk matters within their areas of responsibility. Risk oversight responsibility has been allocated between the Board and its committees as summarized in Figure 14 and described in more detail below.

Figure 14. Risk Oversight



**Board of directors**
Ultimate responsibility for risk oversight, including oversight of the Company's ERM program; exercises its authority both directly and through its committees

**Audit Committee**
Risks overseen include accounting, financial reporting, internal controls, auditing, investments, tax strategy, ethics and compliance, and information security (including cybersecurity)

**Nominating and Governance Committee**
Risks overseen include corporate governance, board structure, composition and effectiveness, political activities, and ESG matters, including oversight of climate-related risks and opportunities

**Compensation and Human Resources Committee**
Risks overseen include executive compensation policies and practices, succession planning, employee engagement, and ESG Matters relating to human capital management and the Company's workforce, including inclusion and diversity

**Innovation and Technology Committee**
Risks overseen include major technology plans and strategics, talent and skills requirements for technology and R&D activities, and existing and future technology and market trends

- Our audit committee oversees risks related to the Company's accounting and financial reporting, internal controls, annual financial statement audits, independent registered public accounting firm, internal audit function, investment policy and investment portfolio performance, counterparties and debt and banking covenants, related party transactions, ethics and compliance program, hedging strategies, and tax strategies. The audit committee also oversees our information security program (including cybersecurity), with the responsibility of recommending such Board action as it deems appropriate.
- Our nominating and governance committee oversees risks related to corporate governance, board effectiveness, director independence, Board and committee composition, political activities, and ESG matters not assigned to other committees, including climate-related risks and opportunities.
- Our compensation and human resources committee oversees risks related to the Company's equity and executive compensation programs and plans, executive succession plans, employee engagement programs, and ESG matters relating to the Company's workforce, including I&D.
- Our innovation and technology committee oversees risk related to the scope, direction, and quality of the Company's major technology plans and strategies, talent and skills requirements for technology and R&D activities, and existing and future technology and market trends.

***Information Security (including Cybersecurity) Oversight.*** Our Board recognizes the significant role of information security in safeguarding our valuable intellectual property ("IP") along with the confidentiality, integrity and availability of the data of our customers, employees, and suppliers. The Board is responsible for overseeing our strategy and approach to addressing information security risks, including managing and assessing risks from cybersecurity threats, both directly and through the audit committee. The audit committee is responsible for reviewing and monitoring the Company's cybersecurity and information security policies and its internal controls regarding cybersecurity and information security. In addition, the audit committee is responsible for regularly reporting to the Board on the substance of such reviews and, as necessary, recommending to the Board such actions as it deems appropriate. Our chief information security officer ("CISO") reports on information security risks at least quarterly to the audit committee and at least annually to the Board.

In addition, we have implemented processes, which are integrated into the Company's ERM program, for identification, assessment, and management of material risks from cybersecurity threats. Our CISO, who has over 30 years of experience in information security and technology leadership, has primary responsibility for (i) leading our global information security program, (ii) managing the cybersecurity risks identified as part of the ERM program, and (iii) developing, implementing, and enforcing security policies and maintaining information security systems.

A key component within our ERM framework is a robust information security risk management program, which includes:
- risk assessments designed to help identify risks to our critical systems, information, services, and our broader global information systems environment;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to aid in assessing specific risks, providing benchmarking data, providing information regarding trends or recent regulatory changes applicable to our risk profile, or to test or otherwise assist with aspects of our security processes;
- the periodic engagement of an independent third-party expert to evaluate our security capabilities;
- mandatory annual cybersecurity awareness training of our employees, including incident response personnel and senior management, as well as conducting periodic tests with our user population to reinforce good information security practices;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, including those impacting the Company's manufacturing sites;
- processes to identify vulnerabilities, breach attempts, and possible criminal activity by external parties; and
- processes to assess the practices of our suppliers and third-party service providers relative to protecting the security of our information.

Additionally, the Company holds International Organization for Standardization ("ISO") 27001-2022 certification for information security at our corporate headquarters. For further details about our information security oversight, please see our 2024 Annual Report on Form 10-K.

*Political Activity Oversight.* Engagement in the political and public policy process is essential to the Company's strategic priorities and serves the interest of its stockholders and employees. Our nominating and governance committee oversees the Company's political activities to ensure that they align with Company policy. The committee is also responsible for reviewing the Company's policy regarding political activities, and for reviewing payments to trade associations and other third parties that may be used for political or lobbying purposes. Our political activities are led by our Corporate Vice President of Global Trade and Government Affairs ("GTGA"), who is responsible for reporting to the nominating and governance committee at least quarterly on the Company's political activities, and annually on the Company's political policy updates and payments to trade associations and other third parties that may be used for political or lobbying purposes.

Our GTGA group plays a central role in helping us navigate export control requirements and works closely with our leadership to ensure a compliant, proactive response to new requirements. Externally, the GTGA group plays a leading role in industry efforts to amplify our voice in the wafer fabrication equipment industry and larger semiconductor ecosystem. We are a founding member of the Semiconductor Climate Consortium, which seeks to promote semiconductor industry climate action on a global scale. We also collaborate with the National Foreign Trade Council ("NFTC") on international tax and trade policy issues.

We have also established an employee-funded political action committee, Leading American Microelectronics Political Action Committee ("LAMPAC"). Using voluntary contributions from eligible employees, LAMPAC supports candidates whose policy goals align with our advocacy agenda. To ensure proper administration of the LAMPAC and to maintain compliance with federal regulatory requirements, only authorized GTGA personnel are involved in LAMPAC's operations. The political action committee files routine public disclosures of its activity with the Federal Election Commission.

As a matter of company policy, we do not make direct political contributions of any kind to political parties, candidates, or political committees, nor do we make payments to influence the outcome of ballot measures, engage in independent political expenditures in direct support of or opposition to candidates, or engage in indirect political spending, such as through our supply chain, consultants, or third-party organizations, including 501(c)(4) or 527 entities. For more details regarding our political activities, please refer to our public policy engagement and political activity statement located on the Investors section of our website at *investor.lamresearch.com/corporate-governance.*

## Stockholder Engagement

We believe that engagement with our stockholders is an important part of effective corporate governance. Our senior management, including our president and CEO, chief financial officer ("CFO"), and members of our Investor Relations team, maintain regular contact with a broad base of investors through quarterly earnings calls, meetings, investor day events, industry conferences, and other investor and industry events. Through these interactions, over the course of calendar year 2023, senior management and Investor Relations met with stockholders collectively holding over 53% of our shares (based on averaged quarterly holdings). In addition, we engage with major stockholders on governance matters, including executive compensation and ESG topics. This outreach is generally conducted outside of our proxy solicitation period and, depending on the topics, includes members of our Investor Relations, Human Resources, ESG, and Legal functions, and may also include members of the Board. During the proxy solicitation period, we may also engage with our stockholders about topics to be addressed at our annual meeting of stockholders. Our process for engaging with stockholders on governance topics and annual meeting proposals is summarized in Figure 15 below.

Figure 15. Stockholder Governance Engagement Cycle



Engage with stockholders to answer questions and obtain feedback on governance and annual meeting matters
Before
Annual Meeting
Stockholders vote on election of directors, say on pay and other management and stockholder proposals
Review annual meeting results and stockholder feedback with the Board and recommend responsive actions
After


Through these engagements, we receive valuable input from our stockholders, which helps us evaluate key initiatives from additional perspectives. We share the opinions and information received from our stockholders with the Board. Over the last few years, we have heard from stockholders about their views on subjects such as executive compensation, ESG goals and related progress, culture, leadership transitions, returning capital to stockholders, director tenure, board refreshment, director skills and experiences, board and workforce diversity and inclusion, director time commitments, political activities, and supply chain management. Understanding the feedback shared with us, we have maintained our focus on board diversification, board refreshment based on skills and experiences, workforce diversity and inclusion, pay for performance, and risk oversight; have added additional areas of board oversight, including oversight over political activities; have augmented the Board's oversight of technology strategy and risk through the creation of a new board innovation and technology committee; and have enhanced our proxy statement and annual ESG report disclosures.

We engaged in extensive stockholder outreach on governance topics and annual meeting proposals in 2023, prior to and during the proxy solicitation period, as illustrated in Figure 16 below. We have summarized our governance outreach efforts, and described the topics discussed, in Figure 16 below, as well as in *"Compensation Discussion and Analysis – Overview of Executive Compensation – 2023 Say on Pay Voting Results and Stockholder Outreach"*:

## Figure 16. 2023 Stockholder Governance Outreach Summary



| | We contacted stockholders holding 66% of our shares for engagement | We engaged with stockholders holding 28% of our shares |
| --- | --- | --- |

| Topics | What we heard from our stockholders | Our Perspective/How we responded |
| --- | --- | --- |
| **Director Qualifications, Skills and Experiences, Board Composition, and Governance** | Stockholders appreciated our detailed disclosures included in our skills and experiences matrix. Some stockholders suggested additional skills and experiences matrix categories for our consideration. Many stockholders provided favorable feedback on our board composition, refreshment, diversity and inclusion, and governance practices. In addition, many stockholders noted that our overboarding policies are in-line with their guidelines. However, a small number of stockholders equate long board tenure with a lack of independence or had more stringent overboarding limitations. | We continue to monitor stockholder guidelines and peer practices for consideration of whether the current board service limitations are at a suitable level, and whether to add additional skills and experiences categories. |
| **ESG Oversight** | Stockholders provided favorable feedback on our strong ESG governance and comprehensive disclosures, well-disclosed progress on our goals, and the establishment of our human rights policy. In addition, they noted that they were pleased that we set short-term science-based targets. | In our ESG report for calendar year 2023 (available on our website at lamresearch.com/company/environmental-social-and-governance/), we have provided further disclosures regarding our ESG governance, priorities, long- and short-term goals and progress (See Fig.8 "*ESG Highlights*" on page 7 and "*Environmental, Social, and Governance Matters*" beginning on page 24). In our governance documents, we provide further clarification on the nominating and governance committee's ESG oversight responsibilities. (See also "*Board Committees*" on page 16.) |
| **Climate** | Stockholders provided favorable feedback on our net zero goals and roadmap, our well-disclosed progress and engagement with suppliers on goal setting, scorecards and audits. They were interested in further disclosures of our engagement with customers and suppliers regarding Scope 3 emissions, and additional disclosure of Scope 3 goals and objectives. | In our ESG report for calendar year 2023, we have described our progress toward reaching our short- and long-term goal to achieve net zero GHG emissions by 2050. The ESG Report also further details our efforts in engaging with customers and suppliers on Scope 3 emissions reductions. (See also "*Environmental, Social, and Governance Matters*" beginning on page 24.) |
| **Executive Compensation** | See "*Compensation Discussion and Analysis – Overview of Executive Compensation – 2023 Say on Pay Voting Results and Stockholder Outreach*" beginning on page 38. | |

## Culture and Human Capital Management

We endeavor to be a great place to work globally by investing in a multi faceted strategy that is rooted in building an inclusive and diverse workplace. The Board is actively engaged in overseeing our culture and the management of human capital, both directly and through its compensation and human resources committee and innovation and technology committee. The compensation and human resources committee's responsibilities include organizational and people matters, including reviewing executive officer succession plans as described below, reviewing employee engagement programs, and reviewing and assisting the Board in overseeing ESG matters relating to human capital management and our workforce, including I&D and the workforce portion of our annual ESG report. In addition, the innovation and technology committee's responsibilities include reviewing, evaluating, and making recommendations to the Board and management, in collaboration with the compensation and human resources committee, regarding the talent and skills requirements of our workforce. Our chief human resources officer reports to the compensation and human resources committee on a quarterly basis on key human capital metrics and our progress relative to our human capital goals, to assist the committee in assessing organizational health. While the metrics and areas of focus can change over time, reflecting changing areas of operational focus, in recent years they have included metrics and goals such as those relating to headcount, demographics, hiring, retention (including retention by level or by group), organizational shape, inclusion, and engagement.

One of the Board's primary responsibilities is to oversee the performance, development, and succession of our executive talent. However, the Board's involvement in people development extends beyond the executive team. The Board and the compensation and human resources committee engage with management across a broad range of human capital related topics. To support employees' well-being and ensure Lam is a place where everyone feels valued and can do their best work, we have focused on I&D; recruitment and development; employee engagement; providing a comprehensive compensation and benefits package; and health and safety. All of our named executive officers have compensation goals related to employee engagement, talent, and I&D, to help ensure the members of our executive team are aligned with our corporate goals in these areas and are accountable for the results achieved (see "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" below for more details).

Employee engagement and voice are critical to Lam's culture. We regularly engage employees to find out what's working and how we can better meet their evolving needs. We conduct a global survey at a regular cadence to gather input from employees on culture, I&D, career opportunity, and manager effectiveness. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our human resource support and employee relations teams. The Board believes that visits to Company facilities and regular direct engagement with employees enable it to assess the Company's culture first-hand. Since 2017, the Board has visited our facilities in Fremont, Livermore, Tualatin, Taiwan, and South Korea, and regularly meets directly with employees in small groups to engage with and hear directly from them. Since August 2022, our Board has had engagement sessions with recently-hired college graduates, vice presidents, members of our employee resource groups, senior managers, and director-level employees at our Fremont and Tualatin locations. These surveys and engagements provide management and the Board with valuable employee feedback and help ensure the executive leadership team is focused on and held accountable for fostering and promoting a culture and workplace environment that is consistent with Lam's core values and with achieving our human capital goals.

We believe it is important for every employee to feel valued, included, and empowered to reach their full potential. To this effect, we embrace I&D and proactively create opportunities to attract, retain, develop, and reward our employees. I&D is one of the strategic focus areas for the Company. The three core pillars of our I&D strategy include, (i) fostering inclusion, (ii) increasing diversity, and (iii) sharing our progress. We employ an executive leader of I&D who is responsible for driving our I&D strategy, building partnerships, and aligning with best practices. We strive to continuously enhance our I&D program by expanding resources available for professional development, facilitating the creation of additional employee resource groups, providing new job rotation and mentoring programs, and expanding our management training offerings. In addition, inclusion goals are also included in our leaders' performance and development plans.

Prioritizing the health, safety, and well-being of our employees is critical to our ongoing success. We invest in education, awareness, monitoring, and prevention programs to help recognize and control safety hazards. Our goal is to apply our environmental, health, and safety policies, programs, and response plans ("EHS Policies") to any location in which we operate. In addition, we seek to extend our EHS Policies to anyone who works on our sites with the intent to provide a safe environment during both routine and extraordinary circumstances. We monitor our safety performance at the enterprise, regional, and site levels. We strive to provide workplace flexibility by enabling employees to work in ways intended to meet their unique needs. We also seek to ensure our benefits support the needs of our diverse employee base and deliver resources that support our employees' well-being and health.

We aim to maintain and cultivate a workplace where every person has equal opportunities to thrive. We are committed to equal opportunity and non-discrimination in our employment practices, including equitable compensation for work performed. To ensure accountability, we conduct an annual pay equity assessment of our compensation practices and systems to promote fair and equitable compensation in our workforce. The charter of our compensation and human resources committee includes oversight responsibility for our compensation policies and practices related to pay equity laws. We maintain robust employment policies and procedures to reinforce our commitment to equal opportunity, non-discrimination, and pay equity. Our policies and procedures prohibit discrimination, harassment or retaliation in any aspect of employment, including recruiting, hiring, promotion, or compensation. Our Global Employment Practices Statement declares our support of workers' rights to freedom of association and collective bargaining, to the extent permitted under local laws. In addition, our human rights policy further demonstrates our commitment to the protection, safety, and dignity of all Lam employees. Our most recent EEO-1 report can be found in the ESG section of our website at lamresearch.com/company/environmental-social-and-governance/. Our EEO-1 report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The EEO-1 report shall not be deemed soliciting material.

For further details about our human capital management, please see our 2024 Annual Report on Form 10-K, as well as our most recent ESG report.

## Environmental, Social, and Governance Matters

An important part of advancing the industry and empowering progress is being a socially responsible company. Our core values underpin our commitments to sustainable growth and to making a positive contribution to people and the planet. We are committed to responsible and sustainable business practices and continuous improvement in our own operations, in our partnerships with customers, across our supply chain, and in our engagements with our other stakeholders. We invest in ESG across our business and integrate ESG principles into our day-to-day operations. Our ESG strategy is composed of six key pillars, as outlined below. This framework focuses our attention on our most important topics and pressing challenges, while helping us deliver value to our stakeholders.

*Governance.* Our ESG governance framework is illustrated in Figure 17 below. While our Board is actively engaged in ESG oversight, the nominating and governance committee has the primary responsibility for oversight of our ESG priorities. For human capital and workforce-related issues, the compensation and human resources committee, along with the innovation and technology

committee, hold oversight responsibility. The compensation and human resources committee holds primary oversight responsibility for human capital and workforce-related issues while with the innovation and technology committee is primarily responsible for the technical talent and skills requirements of the Company's workforce. The audit committee is responsible for oversight of ethics and compliance and information security. Our executive leadership provides regular updates to the Board and its committees and engages them to discuss ESG strategy, gain alignment on goals, and report on progress. Our CEO and members of the CEO staff participate in our ESG executive steering committee, which is responsible for guiding our ESG strategy, approving and supporting initiatives, and holding business leaders accountable. Our cross-functional ESG leadership team is responsible for proposing goals, developing and executing strategy, and embedding ESG into our operations management system. Our net zero leadership team is responsible for working with business units to integrate climate considerations into decision-making processes, driving progress on our net zero strategy, and tracking performance against our climate goals (described in more detail under "*Sustainable Operations*" below). In addition, we have topic-specific working groups to address key issues. We also tie our executive compensation program to progress on Lam's ESG goals to ensure that Lam's executive leaders are accountable for driving ESG progress and are rewarded for their achievements. As a member of the United Nations Global Compact, we use the United Nations Sustainable Development Goals (SDGs) as another method of measuring our ESG progress.

Figure 17. Lam's ESG Governance Structure



OVERSIGHT
LAM RESEARCH BOARD OF DIRECTORS
Overall oversight of ESG strategy and performance
NOMINATING AND GOVERNANCE COMMITTEE
ESG strategy and goals, sustainability initiatives, climate-related goals, and political activities
COMPENSATION AND HUMAN RESOURCES COMMITTEE
Human capital management, inclusion and diversity, and pay equity
AUDIT COMMITTEE
Ethics and compliance and information security
INNOVATION AND TECHNOLOGY COMMITTEE
Talent and skills requirements of our workforce
MANAGEMENT
ESG EXECUTIVE STEERING COMMITTEE
Guides ESG strategy, approves and supports initiatives, drives accountability
ESG LEADERSHIP TEAM
Proposes goals, develops and executes strategy, and embeds ESG into operations management system
NET ZERO LEADERSHIP TEAM
Drives progress towards net zero goal and embeds net zero into operations management system
IMPLEMENTATION
TOPIC-SPECIFIC WORKING GROUPS
Execute on key issues


***Product Innovation.*** We develop products and solutions with the belief that business success includes making a positive impact on society and the planet. For us, that means that environmental impact and social responsibility should inform our product design and research and development. As part of our net zero strategy, we intend to accelerate the integration of environmental considerations into the design, manufacturing, delivery, and performance of our products to help us meet our goals.

In calendar year 2023, we focused on driving progress across three aspects of sustainable product innovation to deliver meaningful, measurable results. We are proud of our efforts to further technologies that accelerate our industry's path to a reduced-carbon future. Specifically, we made our tools and processes more energy efficient to drive reductions in energy usage, GHG emissions, and costs. We also identified and leveraged opportunities to shift away from high global warming potential ("GWP") chemistries to reduce emissions. Our teams have installed Equipment Intelligence® ECO sensors in our labs to capture data on the environmental performance of our tools.

Our Customer Support Business Group ("CSBG") supports Lam's customers across the equipment lifecycle. From solutions that increase system uptime to offerings that extend the product lifecycle, our goal is to help customers optimize quality and cost, with the added benefit of reducing their environmental impact. In addition to new systems, CSBG provides refurbished tools, previous generation tools, and equipment upgrades. These options deliver great customer value while avoiding the environmental impacts of manufacturing new tools and sending existing equipment to landfills. Our spares offerings include the reuse of high-value spare parts through a variety of re-cleaning, repair, refurbishment, and re-coating services.

*Sustainable Operations.* Incorporating environmental sustainability into business leads to better products, more efficient operations, and added value for our customers. As the world tackles climate change and other critical environmental issues, we seek to do our part by responsibly managing our impact and have set global goals for energy efficiency, GHG emissions, water conservation, and hazardous waste diversion. We carefully monitor and manage our environmental impact across our business and work to implement cost-effective best practices, focusing our efforts where we believe we can have the biggest long-term impact. By 2050, we aim to achieve net zero GHG emissions. To achieve this goal, we have established a net zero roadmap that outlines our strategy to achieve time-based targets to keep us on track. In 2022, we achieved Science-Based Targets initiative ("SBTi") validation for our near-term GHG-reduction targets. These goals are in line with limiting global warming to 1.5°C, representing the most ambitious SBTi designation available. In 2023, we continued to pursue these targets through initiatives to optimize our tools and processes and reduce our usage of energy, water, and generation of waste. We report progress annually to the CDP and through our annual ESG report. Our ESG report for calendar year 2023 contains disclosures aligned with the Sustainability Accounting Standards Board ("SASB"), the Global Reporting Index ("GRI"), and the Task Force on Climate-Related Disclosures ("TCFD") framework.

We are a founding member of the Semiconductor Climate Consortium. This industry-level collaboration brings together key players across the semiconductor industry to collectively tackle climate change. By collaborating with fellow members, we aim to accelerate solutions with greater speed and scale than can be achieved alone.

*Our Workplace.* As described above in the "*Culture and Human Capital Management*" section, guided by our core values, we strive to provide a work environment that fosters I&D, ensures every voice is heard, and enables employees to achieve their full potential. We aim to maintain a collaborative, supportive, and opportunity-rich culture that enhances innovation and employee engagement. We strive to protect the health and safety of our personnel throughout our entire operation, including our offices, manufacturing sites, R&D centers, and our field team working at customer sites.

*Responsible Supply Chain.* We understand the importance of an ethical, just, and low-carbon supply chain, and we engage with our suppliers to address issues including climate action, human rights, supplier diversity, and responsible mineral sourcing. Lam's supply chain is extensive, so we employ strong oversight and governance to facilitate comprehensive supply chain management across the globe. Our Supply Chain ESG team leads our direct supplier risk assessment efforts, with a focus on driving continuous improvements. Lam also has cross-functional supply chain teams that collaborate to share best practices around supplier engagement. In recent years, we've assembled a global team to mature and refine our supply chain ESG approach. The team is embracing new tools and technologies to enhance supplier engagement, data collection, and due diligence — helping us support suppliers' efforts to enhance their corporate responsibility practices while reducing Lam's supply chain risks and advancing our ESG goals.

Lam is a member of the Responsible Business Alliance ("RBA"), the world's largest industry coalition dedicated to corporate responsibility in global supply chains. We are a strong proponent of supply chain-related industry standards and uphold the guidelines published by the RBA. Our suppliers are expected to adhere to our Global Supplier Code of Conduct, which incorporates the RBA Code of Conduct and covers topics such as ethics, integrity, transparency, anti-corruption, conflict minerals, human rights and labor practices, health and safety, environmental sustainability, and social responsibility. Throughout the supplier lifecycle, we continue to conduct due diligence using a risk-based approach, which may include RBA self-assessment questionnaires, inspections, and corrective actions as needed.

Advancing climate action requires close collaboration between us and our customers and suppliers. Upstream activities contribute to our Scope 3 emissions, so if we want to reduce them, we need top suppliers on board. We continue to engage and educate our suppliers to make progress toward our 2050 net zero GHG emissions goal. In 2023, we hosted our second-annual Supplier ESG Forum to connect with suppliers. We asked our top suppliers to commit to climate action and used our ESG survey to collect information about our top suppliers' climate performance. In addition, we piloted energy assessments with some of our top suppliers to help them find opportunities to reduce their energy usage. By engaging suppliers on these issues, we are encouraging them to measure and manage important areas of their environmental impact. This supports mutual progress toward our respective ESG priorities and goals.

We strive to protect and support human rights—both in our supply chain and in our operations around the world. We expect our suppliers and sites to comply with laws including, but not limited to, the U.K. Modern Slavery Act of 2015 and the California Transparency in Supply Chains Act of 2010. Our global human rights policy, which applies to all our employees, outlines our expectations to uphold internationally recognized human rights. Our policy is intended to align with several internationally recognized standards, including the Universal Declaration of Human Rights, the UN's Guiding Principles on Human Rights, and the RBA Code of Conduct. Lam expects our suppliers to adopt similar practices.

I&D are part of our Core Values at Lam, and we recognize the value that our relationships with diverse suppliers bring. During our supplier onboarding process, we implement measures to identify diverse suppliers, including minority-, women-, LGBTQ+, and veteran-owned businesses, as well as businesses owned by people with disabilities. We also include diverse qualifications in our Supplier Scorecard and track and report spending with diverse direct material suppliers on a periodic basis.

*Our Communities.* One of our guiding principles is to "act with purpose for a better world." We seek to fund community programs that uplift the places where we operate and live, in line with this guiding principle. We have established an overarching social impact platform – "Powering Breakthroughs Together" – with an objective of making meaningful progress in three focus areas: enabling transformative learning; helping build more resilient communities; and fostering more inclusive societies. We endeavor to work together with philanthropic organizations and our employees to increase the impact of our activities. In 2023, we completed the first year of our three-year, $10 million sponsorship of *FIRST*® Global. In addition to serving as the premier sponsor for the *FIRST* Global Challenges, we also encourage our employees to volunteer as *FIRST* mentors for students. Beyond our engagement with *FIRST* Global, we intend to support programs to strengthen relationships, technology, preparedness, and recovery plans that enable communities to succeed in the face of natural disasters or changing climate conditions. This includes making investments in programs implementing disaster preparedness and recovery plans, engaging and connecting with community members, helping rebuild communities or curbing climate change. We plan to invest in initiatives to facilitate equitable access and opportunities to help communities reach their full potential by eliminating barriers, leveling the playing field, and driving systematic change.

For more information about our ESG efforts, including climate-related efforts, please refer to our annual ESG report available in the ESG section of our website at lamresearch.com/company/environmental-social-and-governance/. Our ESG report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The ESG report shall not be deemed soliciting material.

# Director Compensation

Our director compensation is designed to attract and retain high-caliber directors and to align director interests with those of stockholders. The compensation and human resources committee's independent compensation consultant advises the committee with respect to non-employee director compensation and assists with the review of competitiveness of such compensation. In August 2021, our Board initially adopted our current non-employee director compensation program, which was most recently amended and approved by the Board in May 2024. The objective of the non-employee director compensation program is to target and pay the non-employee directors at the median of our Peer Group (as defined and described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis – Executive Compensation Governance and Procedures – Peer Group Practices and Survey Data"*), as measured every other year.

Under the non-employee director compensation program, non-employee director compensation is compared to our Peer Group annually and the results of this comparison are provided to the compensation and human resources committee in connection with its regular August meeting. Every other year, if this comparison shows any element of non-employee director compensation to be below the 50th percentile when compared to our Peer Group, this element will be automatically increased to a value equal, as nearly as practicable, to the 50th percentile, effective on the date of our next annual meeting of stockholders for service in the following calendar year (e.g., if an adjustment were made in connection with the August 2025 compensation and human resources committee meeting, then such adjustment will be effective on the date of our annual stockholder meeting in November 2025 for service in calendar year 2026). Under the program, the compensation and human resources committee has the option at any time to recommend that the Board exercise, and the Board has the right at any time to exercise, negative discretion to reduce (or to not increase) any element of non-employee director compensation. The non-executive director compensation program may be modified, replaced, superseded or canceled by the Board at any time. The elements of our non-employee director compensation are described below.

In the case of Mr. Archer, our president and CEO, his executive compensation (which is described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis*") is reviewed annually by the independent members of the Board. Mr. Archer does not receive additional compensation for his service on the Board.

*Non-employee director compensation.* Non-employee directors receive annual cash retainers and equity awards. The chair of the Board, the lead independent director (if applicable), and committee chairs and members receive additional cash retainers. Non-employee directors who join the Board or a committee mid-year receive pro-rated cash retainers and equity awards, as applicable. Our non-employee director compensation program is based on service during the calendar year; however, SEC rules require us to report compensation in this proxy statement on a fiscal year basis. The results of our annual peer group comparison for calendar year 2023 revealed that certain elements of our non-employee director compensation were below the 50th percentile in comparison to our Peer Group (as defined below). As such, the applicable elements of our non-employee director compensation were automatically adjusted for calendar year 2024 as further detailed below. Cash compensation paid to non-employee directors for the fiscal year ended June 30, 2024, together with the annual cash compensation program components in effect for calendar years 2024 and 2023, is shown below.

## Figure 18. Director Annual Retainers

| Annual Retainers[1] | Calendar Year 2024 ($) | Calendar Year 2023 ($) | Fiscal Year 2024[2] ($) |
|---|---|---|---|
| Non-employee Director | 100,000 | 87,500 | 100,000 |
| Chair | 152,500 | 150,000 | 152,500 |
| Audit Committee – Chair | 35,000 | 35,000 | 35,000 |
| Audit Committee – Member | 15,000 | 15,000 | 15,000 |
| Compensation and Human Resources Committee – Chair | 30,000 | 30,000 | 30,000 |
| Compensation and Human Resources Committee – Member | 10,000 | 10,000 | 10,000 |
| Nominating and Governance Committee – Chair | 20,000 | 20,000 | 20,000 |
| Nominating and Governance Committee – Member | 10,000 | 10,000 | 10,000 |
| Innovation and Technology Committee - Chair | 20,000 | — | — |
| Innovation and Technology Committee - Member | 10,000 | — | — |

[1] Each Director is entitled to an annual non-employee director cash retainer. Directors are also entitled to supplemental retainer fees if they have board leadership positions (e.g., chair) and/or are either committee chairs or members.

[2] The chair and each member of the innovation and technology committee, respectively, were entitled to receive pro-rated annual retainers for their service on the committee during calendar year 2024, the amounts for which are planned to be paid to the directors in calendar year 2024 after the completion of the first committee meeting held in August 2024.

Each non-employee director also receives an annual equity award on the first Friday following the annual meeting. For the equity awards granted in November 2023, these had a targeted grant date value equal to $230,000 (the number of RSUs subject to the award is determined by dividing $230,000 by the 30 trading day average of the closing price of our common stock prior to the date of grant, rounded down to the nearest whole share). These awards generally vest on October 31 in the year following the grant and are subject to the terms and conditions of the Company's 2015 Stock Incentive Plan, as amended, or other equity plan (the "Equity Plan"), and the applicable award agreements. These awards immediately vest in full: (1) if a non-employee director dies or becomes subject to a "disability" (as determined pursuant to the Equity Plan), (2) upon the occurrence of a "Corporate Transaction" (as defined in the Equity Plan), or (3) on the date of the annual meeting, if the annual meeting during the year in which the award was expected to vest occurs prior to the vest date and the non-employee director is not re-elected or retires or resigns effective immediately prior to the annual meeting. Non-employee directors who commence service after the annual equity award has been granted receive on the first Friday following the first regularly scheduled, quarterly Board meeting attended a pro-rated award based on the number of regularly scheduled, quarterly Board meetings remaining in the year as of the effective date and time of the director's appointment. The pro-rated awards are subject to the same vesting schedule, terms and conditions as the annual equity awards, except that if the award is granted on the first Friday following the regularly scheduled quarterly November Board meeting, the award vests immediately.

On November 10, 2023, each director at such time (other than our president and CEO) received a grant of 369 RSUs for service during calendar year 2024. Unless there is an acceleration event, the RSUs granted to each current director for service during calendar year 2024 will vest in full on October 31, 2024, subject to the director's continued service on the Board. On November 10, 2023, Mr. Dineen, who was appointed to the Board effective August 24, 2023, also received a pro-rated grant of 86 RSUs for service during calendar year 2023. The following table shows compensation for fiscal year 2024 for persons serving as directors during fiscal year 2024 other than Mr. Archer:

## Figure 19. Director Compensation for Fiscal Year 2024

| | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Total ($) |
|---|---|---|---|
| Sohail U. Ahmed | 115,000[2] | 250,119[3] | 365,119 |
| Eric K. Brandt | 140,000[4] | 250,119[3] | 390,119 |
| Michael R. Cannon | 135,000[5] | 250,119[3] | 385,119 |
| John M. Dineen | 140,625[6] | 309,066[3][7] | 449,691 |
| Ho Kyu Kang | 100,000[8] | 250,119[3] | 350,119 |
| Bethany J. Mayer | 125,000[9] | 250,119[3] | 375,119 |
| Jyoti K. Mehra | 110,000[10] | 250,119[3] | 360,119 |
| Abhijit Y. Talwalkar | 272,500[11] | 250,119[3] | 522,619 |
| Lih Shyng (Rick L.) Tsai | 110,000[12] | 250,119[3] | 360,119 |
| Leslie F. Varon | 135,000[13] | 250,119[3] | 385,119 |

(1) The amounts shown in this column represent the grant date fair value of unvested RSU awards granted during fiscal year 2024 in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 718, Compensation — Stock Compensation ("ASC 718"). However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The fair value of RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends.

(2) Mr. Ahmed received $115,000, representing his annual retainers for calendar year 2024 of $100,000 for service as a director and $15,000 for service as a member of the audit committee.

(3) On November 10, 2023, each non-employee director who was on the Board at such time received an annual grant for calendar year 2024 of 369 RSUs, based on the 30 trading day average of the closing price per share of Lam's common stock prior to the grant date, $622.70, and the target value of $230,000, rounded down to the nearest share. All of these RSUs were outstanding and unvested as of June 30, 2024.

(4) Mr. Brandt received $140,000, representing his annual retainers for calendar year 2024 of $100,000 for service as a director, $30,000 for service as the chair of the compensation and human resources committee, and $10,000 for service as a member of the nominating and governance committee.

(5) Mr. Cannon received $135,000, representing his annual retainers for calendar year 2024 of $100,000 for service as a director, $20,000 for service as the chair of the nominating and governance committee, and $15,000 for service as a member of the audit committee.

(6) Mr. Dineen received $140,625, representing his annual retainers for calendar year 2024 of $100,000 for service as a director, and $15,000 for service as a member of the audit committee, and prorated annual retainer for calendar year 2023 of $25,625 for service on the board and as a member of the audit committee.

(7) On November 10, 2023, Mr. Dineen received a prorated annual grant for calendar year 2023 of 86 RSUs based on the $622.70 per share closing price of Lam's common stock and the target value of $53,750, rounded down to the nearest share.

(8) Dr. Kang received $100,000, representing his annual retainer for calendar year 2024 for service as a director.

(9) Ms. Mayer received $125,000, representing her annual retainers for calendar year 2024 of $100,000 for service as a director, $15,000 for service as a member of the audit committee, and $10,000 for service as a member of the nominating and governance committee.

(10) Ms. Mehra received $110,000, representing her annual retainer for calendar year 2024 of $100,000 for service as a director and $10,000 for service as a member of the compensation and human resources committee.

(11) Mr. Talwalkar received $272,500, representing his annual retainers for calendar year 2024 of $100,000 for service as a director, $152,500 for service as chair of the Board, $10,000 for service as a member of the compensation and human resources committee, and $10,000 for service as a member of the nominating and governance committee.

(12) Dr. Tsai received $110,000, representing his annual retainers for calendar year 2024 of $100,000 for service as a director and $10,000 for service as a member of the compensation and human resources committee.

(13) Ms. Varon received $135,000, representing her annual retainers for calendar year 2024 of $100,000 for service as a director and $35,000 for service as the chair of the audit committee.

# Compensation Matters

## Executive Compensation and Other Information

### Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program, including the compensation earned by our fiscal year 2024 "Named Executive Officers" ("NEOs"), who are as follows:

Figure 20. Named Executive Officers for Fiscal Year 2024

| Named Executive Officer | Position(s) |
| --- | --- |
| Timothy M. Archer | President, Chief Executive Officer |
| Douglas R. Bettinger | Executive Vice President, Chief Financial Officer |
| Patrick J. Lord | Executive Vice President, Chief Operating Officer |
| Seshasayee (Sesha) Varadarajan | Senior Vice President, Global Products Group |
| Vahid Vahedi | Senior Vice President, Chief Technology and Sustainability Officer |

Our CD&A is organized according to the following structure:

## *I. OVERVIEW OF EXECUTIVE COMPENSATION*

### *Our Compensation Cycle*

Although we have a June fiscal year end, our executive compensation program is generally designed and oriented on a calendar year basis to correspond with our calendar year-based business planning. This CD&A generally reflects a calendar year ("CY") orientation rather than a fiscal year ("FY") orientation, as shown below. The Executive Compensation Tables following this CD&A are based on our fiscal year, as required by SEC regulations.

Figure 21. Executive Compensation Calendar-Year Orientation



Fiscal Year 2024
Relevant for executive compensation tables
Jan-Jun
Jul-Dec
Jan-Jun
Jul-Dec
Calendar Year 2023
Relevant for compensation design and orientation
Calendar Year 2024
Relevant for compensation design and orientation


### *Our Business, Our Industry Environment, and Our Financial Performance*

An overview of our business and industry environment is set forth in *"Proxy Statement Summary*" on page 1.

Overall, calendar year 2023 customer demand weakened due to wafer fabrication equipment spending reductions resulting primarily from weakness in the memory market. In addition, the United States government's restrictions on sales of equipment, parts, and services for specific technologies and customers in China further impacted equipment demand in the year.

Highlights for calendar year 2023:

- achieved revenue of approximately $14.3 billion for the calendar year, representing an approximately 25% decrease over calendar year 2022;
- generated operating cash flow of approximately $5.3 billion, which represents approximately 37% of revenues; and
- generated sufficient cash flow to support payment of approximately $961 million in dividends to stockholders.

In the first half of calendar year 2024, wafer fabrication equipment spending increased over the same period of the prior year primarily from improved demand in the memory segment. Within memory, there were higher investments in overall DRAM, including growth in mature node DRAM spending from China.

For the March and June 2024 quarters combined, Lam delivered revenues of approximately $7.7 billion, and operating cash flows of approximately $2.2 billion.

### *Our Pay-for-Performance Orientation*

To align with stockholders' interests, our executive compensation program is designed to foster a pay-for-performance culture and achieve the executive compensation objectives described in "*Executive Compensation Philosophy and Program Design - Executive Compensation Philosophy*" below. We have structured our compensation program and payouts to reflect these goals. Highlights of our executive compensation program are listed in *"Proxy Statement Summary – Figure 7. Executive Compensation Highlights"* above and in "*Executive Compensation Snapshot: Programs and Recent Outcomes*" below. Our president and CEO's compensation in relation to our revenue and net income, as well as the Company's cumulative five-year total shareholder return on common stock compared against the cumulative returns of other indices, are shown below.

## Figure 22. CEO Pay for Performance for Fiscal Years 2019-2024



<sup>(1)</sup> "CEO Total Compensation" consists of base salary, annual incentive payments, the target award opportunities for equity-based awards both under the long-term incentive program or otherwise, and all other compensation as reported in the "*Summary Compensation Table*" below. Target award opportunities for equity-based awards under the long-term incentive program (expressed as a U.S. dollar value) are approved by the committee and converted to equity awards on the grant date using the 30 trading day average of the closing price of our common stock prior to the grant date. Target award opportunities differ from the values of equity awards shown in "*Summary Compensation Table*" below, which represent the grant date value of the awards determined in accordance with ASC 718.

The CEO Total Compensation for fiscal year 2019 represents Mr. Archer's compensation for service as president and COO until December 5, 2018 and thereafter until the end of the 2019 fiscal year as president and CEO. For the years after fiscal year 2019, the CEO Total Compensation relates to Mr. Archer's compensation as CEO.

The calendar year 2024 increase in our CEO's target total compensation was primarily driven by an increase in his Long-Term Incentive Program ("LTIP") award opportunity. In determining the CEO's calendar year 2024/2026 LTIP target opportunity, the committee considered the strength of his leadership, as reflected in the sustained value creation achieved for stockholders shown below, and its desire to continue to incentivize outperformance and remain competitive relative to market practices. The committee last increased Mr. Archer's target LTIP award opportunity for the calendar year 2022/2024 award, and without an increase for calendar year 2024/2026, his target LTIP award opportunity would have positioned him meaningfully below the median of our peer group.

The graph below compares Lam's cumulative five-year total shareholder return on common stock with the cumulative total returns of the Nasdaq Composite Total Return Index, the Standard & Poor's ("S&P") 500 (TR) Index, and the Philadelphia Semiconductor Sector Total Return Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indices (with the reinvestment of all dividends) for the five years ended June 30, 2024.

Figure 23. Comparison of Cumulative Five-Year Total Return



**COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN\***
**Among the Company, the Philadelphia Semiconductor Sector Total Return**
**Index, the Nasdaq Composite Total Return Index,**
**and the S&P 500 (TR) Index\*\***

Legend:
- ■ Lam Research Corporation
- ○ Philadelphia Semiconductor Sector Total Return Index
- ▲ Nasdaq Composite Total Return Index
- ■ S&P 500 (TR) Index

\*    $100 invested on June 30, 2019 in stock or index, including reinvestment of dividends.
\*\*   Copyright © 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

The figures below provide a summary of our executive compensation programs, including our Annual Incentive Program ("AIP") and our LTIP, along with recent pay outcomes under each program.

## Figure 24. Calendar Year 2023 Annual Incentive Program

| | Goals | Description | Achievement |
|---|---|---|---|
| Funding Factor | Threshold of 5% non-GAAP operating margin must be met to fund the AIP<br><br>Maximum funding at 20% non-GAAP operating margin | ▶ Determines bonus pool funding and sets the maximum award opportunity<br>▶ Threshold must be met for program to fund<br>▶ Actual payout is based on the results of the performance factors and may be adjusted upward or downward provided the Funding Factor result is not exceeded<br>▶ Maximum opportunity increased from 2.25x target to 2.5x in CY2023, with the addition of the profitability performance factor adjusting the potential payout to reflect the heightened risk/reward profile of the new design | **29% (1)**<br><br>resulted in a max funding of 250% |

| | Performance Metric | Goal | Weight | Score | Average Payout |
|---|---|---|---|---|---|
| Performance Factors | Corporate Performance Factor:<br><br>*Non-GAAP Operating Margin* | *Performance* — Target 29%, Max 34%; scale 0, 1, 1.5; **29%** *Payout* | 33% | 1.000 | **123%** |
| | Profitability Performance Factor:<br><br>*Non-GAAP Gross Margin(2)*<br><br>***New for CY2023*** | *Performance* — Target 45%, Max 47%; scale 0, 1, 1.5; **46.3%** *Payout* | 33% | 1.325 | |
| | Individual Performance Factor for our NEOs | | 33% | 0.929[(3)] | |
| | | ▶ Corporate Scorecard<br>▶ Market Performance and Execution<br>▶ Safety, Quality, and Customer Satisfaction<br>▶ Human Capital Management and ESG<br>▶ Financial performance | 80% | | |
| | | ▶ Individual Achievements | 20% | | |

(1) Determined based on the final result for the Company's non-GAAP operating income as a percentage of revenue ("non-GAAP operating margin") for CY 2023. For additional information, see section below titled, *"Appendix A - Information Regarding Non-GAAP Financial Measures."*

(2) Determined based on the final result for the Company's non-GAAP gross margin as a percentage of revenue ("non-GAAP gross margin") for CY 2023. For additional information, see section below titled, "*Appendix A - Information Regarding Non-GAAP Financial Measures.*"

(3) Individual performance factor ranged from 0.913 – 0.958 (average of 0.929)

Figure 25. Long-Term Incentive Program

| Component | Mix | | Vesting |
|---|---|---|---|
| | CEO/EVPs | SVPs | |
| Market-based Performance Restricted Stock Units | 60% | 55% | Three year rTSR performance[1] relative to the PHLX Semiconductor Sector Total Return Index ("XSOX") – 0% - 150% payout opportunity; cliff vest three years from the Grant Date |
| Stock Options | 20% | 15% | Vest annually and equally over 1st – 3rd anniversary of grant date; 7 year term |
| Service-based Restricted Stock Units | 20% | 30% | Vest annually and equally over 1st – 3rd anniversary of grant date |

**2021/2023 Market-based PRSU Payout**

**Performance Period** | February 1, 2021 – January 31, 2024

**Performance Measure** | Lam's relative TSR against the XSOX index - Lam outperformed the XSOX by 9.96% over the performance period

**Actual and Potential Payouts|**



---

[1]   "rTSR" is defined as relative total shareholder return. The performance period is three years from the first business day in February (February 1, 2024 through January 31, 2027).

## Executive Compensation Philosophy

The philosophy of our compensation and human resources committee that guided this year's awards and payout decisions is that our executive compensation program should:

- provide competitive compensation to attract and retain top talent;
- provide total compensation packages that are fair to employees and reward corporate, organizational, and individual performance;
- align pay with business objectives while driving exceptional performance;
- optimize value to employees while maintaining cost-effectiveness to the Company;
- create stockholder value over the long-term;
- align our annual program to annual performance and our long-term program to longer-term performance;
- recognize that a long-term, high-quality management team is a competitive differentiator for Lam, enhancing customer trust/market share and, therefore, stockholder value; and
- provide rewards when results have been demonstrated.

Our compensation and human resources committee's executive compensation objectives are to motivate:

- performance that creates long-term stockholder value;
- outstanding performance at the corporate, organization, and individual levels; and
- retention of a long-term, high-quality management team.

## Program Design

Our program design incorporates an annual review of each of the compensation elements. However, additional reviews may be undertaken whenever there is a change in roles or responsibilities or a new hire joins the Company.

Our program design uses a mix of annual and long-term components, and a mix of cash and equity components. Our executive compensation program includes base salary; AIP; LTIP; promotion, retention and/or new hire awards whenever necessary; as well as stock ownership guidelines and a compensation recovery policy. The primary elements of our executive compensation program are listed in Figure 26 below and are described in more detail in "*III. Primary Components of NEO Compensation; CY2023 Compensation Payouts; CY2024 Compensation Targets and Metrics*" below.

## Figure 26. Compensation Components

| Element | How it is Paid | Purpose/Design |
|---|---|---|
| **Base Salary** | Cash | We believe the purpose of base salary is to provide competitive compensation to attract and retain top talent and to provide employees, including our NEOs, with a fixed and fair amount of compensation for the jobs they perform. Accordingly, we seek to ensure that our base salary levels are competitive in reference to peer group practice and market survey data. |
| **Annual Incentive Program (AIP)** | Cash | Our annual incentive program is designed to provide annual, performance-based compensation that is based on the achievement of pre-set annual financial, strategic, and operational objectives aligned with outstanding performance, and will allow us to attract and retain top talent, while maintaining cost-effectiveness to the Company.<br><br>For more details regarding the design of the annual incentive program, see "*III. Primary Components of NEO Compensation; CY2023 Compensation Payouts; CY2024 Compensation Targets and Metrics - Annual Incentive Program*" below. |
| **Long-Term Incentive Program (LTIP)** | A combination of:<br>• market-based performance restricted stock units ("Market-based PRSUs");<br>• stock options; and<br>• service-based restricted stock units ("RSUs") | Our long-term incentive program is designed to attract and retain top talent, provide competitive levels of compensation, align pay with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term.<br><br>To accomplish these objectives, the program design provides that the target award opportunity is awarded in a combination of Market-based PRSUs, stock options, and service-based RSUs.<br><br>For more details regarding the design of the LTIP, see "*III. Primary Components of NEO Compensation; CY 2023 Compensation Payouts; CY 2024 Compensation Targets and Metrics – Long-Term Incentive Program – Design*" below. |

As illustrated below, our program design is weighted toward performance and stockholder value. The performance-based program components include annual incentive program cash payout opportunities and market-based equity and stock option awards under the LTIP.

## Figure 27. NEO Compensation Target Pay Mix Averages



**Calendar Year 2023 Average NEO Target Pay Mix**

- **17.2%** Service-based RSUs
- **9.4%** Base Salary
- **12.9%** Annual Cash Incentive
- **14.7%** Stock Options
- **45.8%** Market-based PRSUs
- **At-risk pay 90.6%**[2]
- Performance-based 73.4%[1]

**Calendar Year 2024 Average NEO Target Pay Mix**

- **17.9%** Service-based RSUs
- **7.9%** Base Salary
- **10.7%** Annual Cash Incentive
- **15.5%** Stock Options
- **48%** Market-based PRSUs
- **At-risk pay 92.1%**[2]
- Performance-based 74.2%[1]

[1] We include Market-based PRSUs and stock options as performance-based, but do not classify service-based RSUs as performance-based. In addition, the Company's LTIP design provides that the target award opportunity is awarded in a combination of Market-based PRSUs, stock options, and service-based RSUs, with at least 10% of the award in each of these last two vehicles. In calendar years 2023 and 2024, for our CEO and NEOs who are executive vice presidents, the percentages of the LTIP target award opportunity awarded in Market-based PRSUs, stock options, and service-based RSUs were 60%, 20%, and 20%, respectively; while for NEOs who are senior vice presidents, the percentages of the LTIP target award opportunity awarded in Market-based PRSUs, stock options, and service-based RSUs were 55%, 15%, and 30%, respectively. See "*III. Primary Components of NEO; CY 2023 Compensation Payouts; CY 2024 Compensation Targets and Metrics – Long-Term Incentive Program – Design*" for further information regarding the impact of such a target pay mix.

[2] The term "At-risk pay" as referenced in Figure 27, above, refers to all compensation other than base salary.

## *2023 Say on Pay Voting Results and Stockholder Outreach*

We evaluate our executive compensation program and practices at least annually. Among other things, we consider the outcome of our most recent advisory vote on named executive officer compensation, or ''Say on Pay,'' and input we receive from our stockholders. As is described above in more detail in ''*Governance Matters – Corporate Governance – Stockholder Engagement,*'' we engage regularly with our stockholders, typically outside of our proxy solicitation period, on matters including executive compensation.

The primary components of our executive compensation program have remained consistent over the last several years and as a result of stockholders' strong support for our annual Say on Pay proposal, in excess of 94% from 2020 to 2023, we decided to maintain consistent programs year-over-year.

In 2023, we engaged in extensive stockholder outreach regarding our executive compensation program prior to the proxy solicitation period, covering design considerations relating to our AIP and stockholder perspectives regarding compensation recovery policies in anticipation of changes to our compensation recovery policy, among other topics. Figure 28 below summarizes what we heard from our stockholders, our perspective on those views, and how we have responded. Other than the changes described below and in this CD&A, our compensation and human resources committee (referred to as the committee[5] throughout this CD&A) determined to maintain our executive compensation program and practices in their current form for calendar year 2024, in light of our stockholders' continuing support.

### Figure 28. 2023 Executive Compensation Stockholder Outreach

| Topics | What we heard from our stockholders | Our perspective/How we responded |
|---|---|---|
| **Our Annual Incentive Program** | We received favorable feedback from stockholders on our addition of the Profitability Performance Factor as the third component of the AIP, and, more specifically, the selection of non-GAAP gross margin as the Profitability Performance Metric. Stockholders generally agreed that this addition would be in line with the focus of our Board, committee, and management team on the profitability of the Company. | We disclosed our rationale for the introduction of non-GAAP gross margin to the AIP as a third factor – the Profitability Performance Factor – in last year's proxy statement and have continued to provide detail in this proxy statement. We believe the addition of this component of our AIP is in line with our goal of aligning executive pay with increased profitability. |
| **Our Long-Term Incentive Program** | We continued to receive positive feedback on the increase to the relative weighting of Market-based PRSUs beginning with the calendar year 2022 LTIP. Overall, stockholders continued to be satisfied with the design and pay-for-performance alignment of our LTIP, and also expressed positive remarks regarding the alignment of our vesting periods and performance structure. | The committee regularly evaluates the structure of our compensation programs, with the assistance of its compensation consultant, to ensure that our programs continue to serve their intended purposes. In light of stockholders' positive feedback, we maintained our LTIP design for the 2024 calendar year. |
| **Clawback Rules and Policy Changes** | In preparation for upcoming changes to our compensation recovery policy, we solicited feedback from stockholders regarding the preferred scope of such policies. Most stockholders supported the adoption of policies conforming to the requirements of the relevant SEC rules and Nasdaq listing standards. | The Company's new compensation recovery policy became effective in 2023. The policy was adopted in line with relevant SEC rules and Nasdaq listing standards. For additional details, please see the section titled, ''*III. Primary Components of NEO Compensation; CY 2023 Compensation Payouts; CY 2024 Compensation Targets and Metrics – Compensation Recovery, or "Clawback" Policy*'' below. |

5 For purposes of this CD&A, a reference to a compensation action or decision by the committee with respect to our CEO means an action or decision by the independent members of our Board after considering the recommendation of the committee and, in the case of all other NEOs, an action or decision by the committee.

## II. EXECUTIVE COMPENSATION GOVERNANCE AND PROCEDURES

### Role of the Compensation and Human Resources Committee

Our Board has delegated certain responsibilities to the compensation and human resources committee through a formal charter. The committee oversees the compensation programs in which our CEO and his direct reports who are executive or senior vice presidents participate. The independent members of our Board approve the compensation packages and payouts for our CEO. Our CEO is not present for any decisions regarding his compensation packages and payouts.

Committee responsibilities include, but are not limited to:

- reviewing and approving the Company's executive compensation philosophy, objectives, and strategies;
- reviewing and approving the appropriate peer group companies for purposes of evaluating the Company's compensation competitiveness;
- reviewing, and approving where appropriate, equity-based compensation plans;
- causing the Board to perform a periodic performance evaluation of our CEO;
- recommending to the independent members of the Board corporate goals and objectives under the Company's compensation plans, compensation packages (e.g., annual base salary level, annual cash incentive award, long-term incentive award and any employment agreement, severance arrangement, change-in-control arrangement, equity grant, or special or supplemental benefits, and any material amendment to any of the foregoing) applicable to our CEO, and compensation payouts for our CEO;
- annually reviewing with our CEO the performance of the Company's other executive officers in light of the Company's executive compensation goals and objectives and approving the compensation packages and compensation payouts for such individuals;
- reviewing and recommending for appropriate Board action all cash, equity-based, and other compensation packages, and compensation payouts applicable to the chair and other non-employee members of the Board;
- overseeing management's determination as to whether the compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company;
- reviewing the results of "Say on Pay" votes and considering whether any adjustments to the Company's executive compensation program are appropriate; and
- establishing stock ownership guidelines applicable to the Company's executive officers and recommending to the Board stock ownership guidelines applicable to the chair and other members of the Board.

The committee is authorized to delegate its authority and responsibilities as it deems proper and consistent with legal requirements to its members, any other committee of the Board and/or one or more officers of the Company, in accordance with the provisions of the Delaware General Corporation Law. For additional information on the committee's responsibilities and authorities, see "*Governance Matters - Corporate Governance - Board Committees - Compensation and Human Resources Committee*" above.

In order to carry out these responsibilities, the committee receives and reviews information, analyses, and proposals prepared by our management and by the committee's compensation consultant (see "*Role of Committee Advisors*" below).

### Role of Committee Advisors

The committee is authorized to engage its own independent advisors to assist in carrying out its responsibilities. The committee has engaged the services of Compensia, Inc. ("Compensia"), a national compensation consulting firm, as the committee's compensation consultant. Compensia provides the committee with independent and objective guidance regarding the amount and types of compensation for our chair, non-employee directors, and executive officers, and how these amounts and types of compensation compare to other companies' compensation practices, as well as guidance on market trends, evolving regulatory requirements, peer group composition, and other matters as requested by the committee.

Representatives of Compensia regularly attend committee meetings (including executive sessions without management present), communicate with the committee chair outside of meetings, and assist the committee with its consideration of performance metrics and goals. Compensia reports to the committee, not to management. At the committee's request, Compensia meets with members of management to gather and discuss information that is relevant to advising the committee. The committee may replace Compensia or hire additional advisors at any time. Compensia has not provided any other services to the committee or to our management, and has received no compensation from us other than with respect to the services described above. The committee assessed the independence of Compensia pursuant to SEC rules and Nasdaq listing standards, including the following factors: (1) the absence of other services provided by it to the Company; (2) the fees paid to it by the Company as a percentage of its total revenue; (3) its policies and procedures to prevent conflicts of interest; (4) the absence of any business or personal relationships with committee members and with our executive officers; and (5) the fact that it does not own any Lam common stock. The committee assessed this information and concluded that the work of Compensia had not raised any conflict of interest.

## Role of Management

Our CEO, with support from our human resources and finance organizations, develops recommendations for the compensation of our other executive officers. Typically, these recommendations cover base salaries, annual incentive program target award opportunities, long-term incentive program target award opportunities, and the criteria upon which these award opportunities may be earned, as well as actual payout amounts under the annual and long-term incentive programs.

The committee considers our CEO's recommendations within the context of competitive compensation data, the Company's compensation philosophy and objectives, current business conditions, the advice of Compensia, and any other factors it considers relevant.

Our CEO and certain other members of management attend committee meetings at the request of the committee but leave the meeting for any deliberations related to and decisions regarding their own compensation, when the committee meets in executive session, and at any other time requested by the committee.

## Peer Group Practices and Survey Data

In establishing the total compensation levels of our executive officers, as well as the mix and weighting of individual compensation elements, the committee monitors compensation data from a group of comparably sized companies in the technology industry (the "Peer Group"). The committee selects the companies constituting our Peer Group based on their comparability to our lines of business and industry, annual revenue, and market capitalization, and our belief that we are likely to compete with them for executive talent. Our Peer Group is focused on public semiconductor, semiconductor equipment, and materials companies that file standard reports with the SEC as domestic issuers, and similarly-sized high-technology equipment and hardware companies with a global presence and a significant investment in research and development. The table below summarizes how the calendar year 2024 Peer Group companies compare to the Company:

### Figure 29. Peer Group Revenue and Market Capitalization

| Metric | Lam Research ($M) | Target for Peer Group | Peer Group Median ($M) |
|---|---|---|---|
| Revenue (last completed reported four quarters as of July 3, 2023) | 18,857 | Approximately 0.33 to 3 times Lam | 18,173 |
| Market Capitalization (30-day average as of July 3, 2023) | 82,776 | Approximately 0.33 to 3 times Lam | 92,718 |

Based on these criteria, the Peer Group and targets may be modified from time to time. Our Peer Group was reviewed in August 2023 to ensure that our Peer Group continues to fit within our Peer Group criteria outlined above, and, based on the criteria identified above, three companies were added to the Peer Group (Cisco Systems, Inc., Marvell Technology, Inc., and ON Semiconductor Corporation) and two companies were removed (Seagate Technology Holdings Plc and Western Digital Corporation). These changes were made to ensure our Peer Group continues to fit within our Peer Group criteria outlined above. Our Peer Group consists of the companies listed as follows:

### Figure 30. Peer Group Companies for Calendar Year 2024

| | | | |
|---|---|---|---|
| Advanced Micro Devices, Inc. | Cisco Systems, Inc. | Microchip Technology Incorporated | Qualcomm Incorporated |
| Agilent Technologies, Inc. | Corning Incorporated | Micron Technology, Inc. | Texas Instruments Inc. |
| Analog Devices, Inc. | Intel Corporation | NVIDIA Corporation | |
| Applied Materials, Inc. | KLA Corporation | NXP Semiconductors N.V. | |
| Broadcom Inc. | Marvell Technology, Inc. | ON Semiconductor Corporation | |

We derive revenue, market capitalization, and NEO compensation data from public filings made by our Peer Group companies with the SEC and from other publicly available sources. Radford Technology Survey data may be used to supplement compensation data from public filings as needed. The committee reviews compensation practices and selected data on base salary, bonus targets, total cash compensation, equity awards, and total compensation drawn from the Peer Group companies and/or the Radford Technology Survey as a reference to help ensure compensation packages are consistent with market norms.

Base pay levels for each executive officer are generally set with reference to market-competitive levels and in reflection of each officer's skills, experiences, and performance. Variable pay target award opportunities and total direct compensation for each executive officer are generally designed to deliver market-competitive compensation for the achievement of stretch goals, with downside risk for underperforming and upside reward for overperforming. For those executive officers who are new to their roles, compensation arrangements may be designed to deliver below-market compensation for a period of time. However, the committee does not "target" pay at any specific percentile. Rather, individual pay positioning depends on a variety of factors, such as prior job performance, job scope and responsibilities, skill set, prior experience, time in position, internal comparisons of pay levels for similar skill levels or positions, our goals to attract and retain executive talent, Company performance, and general market conditions.

## Assessment of Compensation Risk

Management, with the assistance of Compensia, the committee's independent compensation consultant, conducted a compensation risk assessment in 2024 and concluded that risks arising from the Company's current employee compensation programs are not reasonably likely to have a material adverse effect on the Company.

## Policies and Practices Related to Timing of Option Awards

As was noted above, our executive compensation program includes a long-term incentive program, or LTIP, which is described in more detail in *"III. Primary Components of NEO Compensation; CY2023 Compensation Payouts; CY2024 Compensation Targets and Metrics"* below. The LTIP consists of a mix of vehicles, including stock options. Executives below the level of senior vice president, and non-executive employees who do not participate in the LTIP, are generally not eligible to receive stock options.

Our standard practice is for the committee to annually approve the grant of equity awards, including stock options, under the LTIP for the current calendar year at each regularly scheduled February meeting of the committee. In addition, the committee recommends to the independent members of the Board the approval of equity awards to the CEO under the LTIP for the current calendar year, and the independent members of our Board then review and approve such awards to the CEO during their regularly scheduled February meeting. The grant date for all of the aforementioned annual equity awards under the LTIP, including stock options, is generally on March 1 of each applicable calendar year, unless March 1 falls on a Saturday or a Sunday, in which case we grant awards on the preceding Friday or succeeding Monday, respectively.

The grant date for annual equity awards under the LTIP occurs at a time when the Company is generally not expected to be in possession of material non-public information regarding our business, and at a time when the Company is not expected to have recently disclosed, or to be imminently disclosing, material non-public information. Were it to happen that, in a particular year, the Company were to be in possession of material non-public information at or around the time of the approval date and/or the grant date for annual equity awards under the LTIP, the committee may consider departing from the regular stock option grant timing if it deems such departure to be appropriate and in the best interests of the Company and its stockholders.

We may grant equity awards, including options, to NEOs and other eligible executives outside of our annual award cycle for new hires, promotions, recognition, retention, or other purposes. In determining when to grant "off-cycle" stock option awards, the committee generally would seek to do so at a time when the Company is not expected to be in possession of material non-public information regarding our business, and at a time when the Company is not expected to have recently disclosed, or to be imminently disclosing, material non-public information.

During fiscal year 2024, the Company did not (i) time the disclosure of material non-public information for the purpose of affecting the value of executive compensation, or (ii) grant any stock options to any of its NEOs in any period beginning four business days prior to the filing of a periodic report on Form 10-Q, Form 10-K or current report on Form 8-K that discloses material non-public information, and ending one business day after the filing of such Form 10-Q, Form 10-K or Form 8-K.

## Tax and Accounting Considerations

### Taxation of "Parachute" Payments

Sections 280G and 4999 of the Internal Revenue Code (the "Code") provide that "disqualified individuals" within the meaning of the Code (which generally includes certain officers, directors, and employees of the Company) may be subject to additional tax if they receive payments or benefits in connection with a change in control of the Company that exceed certain prescribed limits. The Company or its successor may also forfeit a deduction on the amounts subject to this additional tax.

We did not provide any of our executive officers, any director, or any other service provider with a "gross-up" or other reimbursement payment for any tax liability that the individual might owe as a result of the application of sections 280G or 4999 during fiscal year 2024, and we have not agreed and are not otherwise obligated to provide any individual with such a "gross-up" or other reimbursement as a result of the application of sections 280G and 4999.

### Internal Revenue Code Section 409A

Section 409A of the Code imposes significant additional taxes on an executive officer, director, or service provider that receives non-compliant "deferred compensation" that is within the scope of section 409A. Among other things, section 409A potentially applies to cash awards under the LTIP, if any, the Elective Deferred Compensation Plan, certain equity awards, and severance arrangements.

To assist our employees in avoiding additional taxes under section 409A, we have structured the LTIP, the Elective Deferred Compensation Plan, and our equity awards in a manner intended to qualify them for exemption from, or compliance with, section 409A.

**Accounting for Stock-Based Compensation**

We follow ASC 718 for accounting for our stock options and other stock-based awards. ASC 718 requires companies to calculate the grant date "fair value" of their stock option grants and other equity awards using a variety of assumptions. This calculation is performed for accounting purposes. ASC 718 also requires companies to recognize the compensation cost of stock option grants and other stock-based awards in their income statements over the period that an employee is required to render service in exchange for the option or other equity award.

## III. PRIMARY COMPONENTS OF NEO COMPENSATION; CY2023 COMPENSATION PAYOUTS; CY2024 COMPENSATION TARGETS AND METRICS

This section describes the components of our executive compensation program. It also describes, for each component, the payouts to our NEOs for calendar year 2023 and the forward-looking actions taken with respect to our NEOs in calendar year 2024.

### Base Salary

Adjustments to base salary are generally considered by the committee each year in February.

For calendar years 2024 and 2023, base salaries for NEOs were determined by the committee in February of each year, based on the factors described in Figure 26 above. The base salaries for calendar year 2024 became effective on May 27, 2024. The base salary adjustments for calendar year 2024 were made to, among other things, remain competitive relative to our Peer Group, taking into consideration that NEOs' base salaries were last adjusted in calendar year 2022. With respect to Dr. Lord, Dr. Vahedi, and Mr. Varadarajan, the committee adjusted their compensation, including their base salaries, to reflect the broader roles each of them assumed during 2023 in connection with a series of changes to the Company's management structure across operations, innovation, and product groups. Specifically, upon Dr. Lord's appointment as Chief Operating Officer, his role expanded to include the Company's Global Information Systems and Global Resilience, Security, and Transformation groups. Dr. Vahedi assumed the role of Chief Technology and Sustainability Officer, expanding his remit to drive innovations across etch, deposition, advanced packaging, and materials science. Mr. Varadarajan assumed oversight of our Global Products Group business unit, including responsibility for product design, engineering, and business processes for etch and deposition solutions. The base salary adjustments for the NEOs were as follows: Mr. Archer's base salary was increased by 4.3%, Mr. Bettinger's base salary was increased by 3.0%, Dr. Lord's base salary was increased by 18.6%, Mr. Varadarajan's base salary was increased by 27.5%, and the base salary of Dr. Vahedi was increased by 11.7%. The base salaries of the NEOs for calendar years 2024 and 2023 are shown below.

Figure 31. NEO Annual Base Salaries

| Named Executive Officer | Annual Base Salary 2024[1] ($) | Annual Base Salary 2023 ($) |
|---|---|---|
| Timothy M. Archer | 1,200,000 | 1,150,000 |
| Douglas R. Bettinger | 726,150 | 705,000 |
| Patrick J. Lord | 685,000 | 577,661 |
| Seshasayee (Sesha) Varadarajan | 685,000 | 537,151 |
| Vahid Vahedi | 600,000 | 537,151 |

[1]   Effective May 27, 2024

### Annual Incentive Program

**Annual Incentive Program Components**

The components of our annual incentive program, each of which plays a role in determining actual payments made, are described in Figure 32 below. For calendar year 2023, the committee approved the addition of a new component to our annual incentive program, the Profitability Performance Factor.

## Figure 32. Annual Incentive Program Components

**Funding Factor**

▶ **Creates a maximum payout amount from which payouts may be made**

▶ Achievement of a minimum level of performance against the Funding Factor goal is required to fund any program payments

▶ For CY2023 and CY2024, metric was non-GAAP operating income as a percentage of revenue

---

**Corporate Performance Factor**

Weight     33%

▶ A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.

▶ For CY2023 and CY2024, metric was non-GAAP operating income as a percentage of revenue

**Profitability Performance Factor**

Weight     33%

▶ Newly added in CY2023

▶ A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.

▶ For CY2023 and CY2024, metric was non-GAAP gross margin as a percentage of revenue

**Individual Performance Factor**

Weight     33%

▶ Based primarily on the Company's performance relative to corporate-level annual operating plan goals, with weightings for each NEO

▶ Annual operating plan goals are designed to be stretch goals

▶ See Figure 37 for additional detail

---

The Funding Factor is set by the committee to create a maximum payout amount from which annual incentive program payouts may be made. To determine each NEO's AIP result, the committee assesses the results of each of the performance factors. The committee maintains discretion to adjust the performance factor results upward or downward, subject to the overall maximum established by the Funding Factor, although it did not exercise any such discretion in determining CY2023 or CY2024 payouts.

The metrics and goals for the annual incentive program are set annually in connection with our annual business planning cycle, and are directly connected to our annual business plans and goals. The interplay between our corporate planning cycle and our compensation planning and evaluation cycle is summarized in Figure 33 below.

## Figure 33. Annual Planning and Compensation Decision Cycle



**Planning**

**October – December**
- Management engages in long-term strategic planning and reports the results of such planning to the Board
- Management formulates company-wide and organizational goals for next calendar year ("Annual Operating Plans")

**Goal Setting**

**January – February**
- Board engages with management in a robust review of Annual Operating Plans
- Committee approves Annual Incentive Program design and Performance Factor metrics and goals for year to come

**Review**

**February of next year**
- Board and Committee engage with CEO in a robust review of actual performance against Annual Operating Plans
- Committee approves actual Performance Factor results for completed year

Goals are set depending on the business environment and the Company's annual objectives and strategies, encompassed in the Annual Operating Plans for the Company and the organizations managed by each of the NEOs, to ensure that they remain stretch goals regardless of changes in the business environment, which can vary significantly from year-to-year in our industry. Accordingly, as business conditions improve, Corporate Performance Factor and Profitability Performance Factor goals are calibrated to require better performance, and if business conditions deteriorate, these goals are calibrated to incentivize stretch performance under more difficult conditions.

As shown in Figure 34, over the four years through calendar year 2022, the committee raised the Corporate Performance Factor goal year-over-year each year as our outlook and the industry outlook improved. For calendar year 2023, the weakened industry outlook for wafer fabrication equipment spending prompted the committee to establish a Corporate Performance Factor goal that was below that of the prior year, reflecting the increased difficulty of achieving similar profitability on a significantly smaller revenue base. This goal was intended to be challenging to achieve relative to the Company's annual operating plan for calendar year 2023.

Figure 34. Corporate Performance Factor Goals for Calendar Years 2019-2023



We believe that, over time, outstanding business results create stockholder value. Consistent with this belief, multiple performance-based metrics (non-GAAP operating margin, non-GAAP gross margin, product market share, and strategic, operational, and organizational metrics embodied in organizational Annual Operating Plans) are established for our NEOs as part of the annual incentive program. We believe the metrics and goals set under this program have been effective to motivate our NEOs and the organizations they lead, and to achieve pay-for-performance results.

The specific metrics and goals and the relative weightings for the Performance Factors are determined by the committee considering the recommendation of our CEO, other than the metrics and goals for the Individual Performance Factor, which are determined by our CEO, or in the case of the CEO, by the committee. In addition, the committee establishes individual target award opportunities for each NEO as a percentage of base salary. Specific target award opportunities are determined based on job scope and responsibilities, as well as an assessment of Peer Group data. Awards have a maximum payment amount defined as a multiple of the target award opportunity.

Beginning in calendar year 2023, in light of the focus by the Board, committee, and management team on the profitability of the Company, the committee determined to add a Profitability Performance Factor to the 2023 annual incentive program, with the metric of non-GAAP gross margin[6]; this new Performance Factor was in addition to the Corporate Performance Factor, which has a metric of non-GAAP operating margin[7], and the Individual Performance Factor, which is based primarily on NEOs' performance to corporate-level Annual Operating Plan goals and individual contributions during the performance period. Each Performance Factor was weighted equally. The committee selected non-GAAP operating margin as the Corporate Performance Factor metric because the committee believes it is the performance metric that best reflects core operating results. Non-GAAP operating margin is considered useful to investors for analyzing business trends and comparing performance to prior periods. The committee selected non-GAAP gross margin as the Profitability Performance Factor metric because the committee believes it is the performance metric that has the largest impact on the overall profitability of the Company. Non-GAAP gross margin is considered useful to investors for analyzing the core profitability of the Company's business and comparing performance to prior periods. By excluding certain costs and expenses that are not indicative of core results, non-GAAP results are more useful for analyzing business trends over multiple periods. For an illustration of the Individual Performance Factor components, reference "*Figure 37. Individual Performance Factor Components for Calendar Year 2023*" below.

---

6      Non-GAAP gross margin is derived from results determined in accordance with generally accepted accounting principles ("GAAP"), with charges and credits in the following line items excluded from GAAP results for applicable quarters during calendar year 2023: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; product rationalization costs; and transformational costs. For additional information, see the section below titled, "*Appendix A – Information Regarding Non-GAAP Financial Measures.*"

7      Non-GAAP operating margin is derived from results determined in accordance with GAAP, with charges and credits in the following line items excluded from GAAP results for applicable quarters during calendar year 2023: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; product rationalization costs; and transformational costs. For additional information, see the section below titled, "*Appendix A – Information Regarding Non-GAAP Financial Measures.*"

## Calendar Year 2023 Annual Incentive Program Parameters and Payout Decisions

In February 2023, the committee set the calendar year 2023 target award opportunities, established the metrics and goals for the Funding Factor, the Corporate Performance Factor, and the Profitability Performance Factor, determined that the three Performance Factors should be weighted equally, and established the metrics and goals for the Individual Performance Factors for each then-employed NEO. In February 2024, the committee considered the actual results under these factors and made payout decisions for the calendar year 2023 program.

*2023 Annual Incentive Program Target Award Opportunities.* The annual incentive program target award opportunities for calendar year 2023 for each NEO were as set forth below in Figure 35 in accordance with the principles described above under "*Executive Compensation Governance and Procedures - Peer Group Practices and Survey Data.*" The target award opportunities (as a percentage of base salary) for each of our NEOs remained the same for calendar year 2023 relative to the prior year. The committee also set a maximum award opportunity, which for calendar year 2023 was equal to 2.50 times the target award opportunity. The maximum award of 2.50 times target for calendar year 2023 was increased from prior years, when it was set at 2.25 times target. The committee's decision to increase the maximum award for calendar year 2023 was based on the committee's view that this change would encourage outperformance relative to the Company's profitability goals and was in the best interests of the Company and its stockholders. The committee also considered that the design of the Profitability Performance Factor element of the program would result in payouts increasing or decreasing more rapidly in the event of outperformance or underperformance relative to the goal for calendar year 2023, thereby increasing both the risk and potential reward associated with the program as compared to prior year programs that only incorporated the Corporate Performance Factor and Individual Performance Factor. The committee's view was that balancing that increased risk with the potential for larger maximum awards would serve the committee's and the program's objective of incentivizing and rewarding outperformance.

Figure 35. Annual Incentive Program Target Award Opportunities for Calendar Year 2023

| Named Executive Officer | Target Award Opportunity (% of Base Salary) | Target Award Opportunity ($)[1] |
|---|---|---|
| Timothy M. Archer | 200 | 2,300,000 |
| Douglas R. Bettinger | 115 | 810,750 |
| Patrick J. Lord | 110 | 635,427 |
| Seshasayee (Sesha) Varadarajan | 100 | 537,151 |
| Vahid Vahedi | 100 | 537,151 |

[1] Calculated by multiplying each NEO's annual base salary as of October 1, 2023 by their respective target award opportunity percentage.

*2023 Annual Incentive Program Funding Factor, Corporate Performance Factor, and Profitability Performance Factor.*

In February 2023, the committee set non-GAAP operating margin as the metric for the Funding Factor and Corporate Performance Factor, and set non-GAAP gross margin as the metric for the Profitability Performance Factor for calendar year 2023.

For the Funding Factor, the committee set the following parameters for calendar year 2023:

- a minimum achievement of 5% non-GAAP operating margin was required to fund any program payments; and
- achievement of non-GAAP operating margin greater than or equal to 20% would result in the maximum funding of 250% of target;
- with actual funding levels interpolated between those points.

For the Corporate Performance Factor, the committee set the following parameters:

- a goal of non-GAAP operating margin of 29.0% for the year, which was designed to be a stretch goal, and which would result in a Corporate Performance Factor of 1.0; and
- achievement of non-GAAP operating margin greater than or equal to 34% would result in the maximum Corporate Performance Factor of 1.50 for the maximum payout;
- with the actual performance result interpolated linearly between and below those points, subject to the minimum set by the Funding Factor.

For the Profitability Performance Factor, the committee set the following parameters:

- a goal of non-GAAP gross margin of 45.0% for the year, which was designed to be a stretch goal, and which would result in a Profitability Performance Factor of 1.0; and

- achievement of non-GAAP gross margin greater than or equal to 47% would result in the maximum Profitability Performance Factor of 1.50 for the maximum payout;
- with the actual performance result interpolated linearly between and below those points, subject to the minimum set by the Funding Factor.

The Company's actual non-GAAP operating margin and non-GAAP gross margin for calendar year 2023 were 29.0% and 46.3%, respectively, resulting in the achievement levels shown in Figure 36 below.

## Figure 36. Funding Factor, Corporate Performance Factor, and Profitability Performance Factor Results for Calendar Year 2023

|  | Metric | Result[1] | Percentage Achievement |
|---|---|---|---|
| **Funding Factor** | Non-GAAP Operating Margin | 29.0% | 250% |
| **Corporate Performance Factor** | Non-GAAP Operating Margin | 29.0% | 100% |
| **Profitability Performance Factor** | Non-GAAP Gross Margin | 46.3% | 132.5% |

[1] Appendix A contains a reconciliation of non-GAAP operating margin and non-GAAP gross margin to the results reported in our financial statements.

***2023 Annual Incentive Program Individual Performance Factors.*** For calendar year 2023, as shown in Figure 37 below, the committee determined the Individual Performance Factor for each NEO (other than Mr. Archer) using a formula that took into consideration two elements: a weighted score for each NEO based on the Company's performance relative to corporate-level Annual Operating Plan goals, with weightings for each NEO based on the extent to which they (and the organizations managed by them) were expected to contribute to and be accountable for that corporate-level performance; and an individual score for each NEO reflecting the extent to which individual NEOs provided exceptional contributions during the year. The committee evaluated the Company's performance relative to corporate-level Annual Operating Plan Goals and each NEO's individual performance. The committee combined the corporate-level scores with each NEO's individual score to yield the Individual Performance Factors shown in Figure 37 below.

In determining Mr. Archer's Individual Performance Factor, the independent members of the Board evaluated the Company's performance against its corporate-level goals, Mr. Archer's individual performance, and the performance of the other members of the management team reporting to him, and determined to assign him an Individual Performance Factor equal to the average of the Individual Performance Factors of the other NEOs, as shown in Figure 37 below.

## Figure 37. Individual Performance Factor Components for Calendar Year 2023

| Individual Performance Factor | = | Corporate Scorecard Weighted Achievement (80%) | + | Individual Achievement (20%) |
|---|---|---|---|---|

| Individual Performance Factor Components for Calendar Year 2023 | Corporate Goal Area | | Score | Individual Weightings | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Timothy M. Archer | Douglas R. Bettinger | Patrick J. Lord | Vahid Vahedi | Seshasayee (Sesha) Varadarajan |
| **Corporate Scorecard (80%)(A)** *Reflects the Company's performance relative to corporate-level Annual Operating Plan goals, weighted according to the expected contributions of individual NEOs (and the organizations managed by them)* | Market Performance and Execution [1] | | 81% | n/a | 20.0% | 20.0% | 30.0% | 30.0% |
| | Safety, Quality, and Customer Satisfaction [2] | | 88% | n/a | 20.0% | 40.0% | 30.0% | 30.0% |
| | Human Capital Management & ESG [3] | | 97% | n/a | 20.0% | 20.0% | 20.0% | 20.0% |
| | Financial Performance [4] | | 96% | n/a | 40.0% | 20.0% | 20.0% | 20.0% |
| | Weighted Achievement | | | **89.9%** [5] | **91.5%** | **89.8%** | **89.2%** | **89.2%** |
| | | | | + | + | + | + | + |
| **Individual Achievement (20%) (B)** *Reflects the extent to which individual NEOs provide exceptional contributions during the year* | | | | **105.0%** [5] | **100.0%** | **120.0%** [6] | **100.0%** | **100.0%** |
| | | | | = | = | = | = | = |
| **Individual Performance Factor** = A x 80% + B x 20% | | | | **0.929** | **0.932** | **0.958** | **0.913** | **0.913** |

[1] Market Performance and Execution relate to: growth in our served addressable market; success of new product launches; penetration of new market opportunities and defense of established positions; and achievement of market share targets.

[2] Safety, Quality and Customer Satisfaction relate to: safety; quality; growth of Customer Support Business Group revenue; on-time delivery of products; and customer satisfaction.

[3] Human Capital Management & ESG relate to: employee engagement, as measured by employee survey; employee inclusion, as measured by employee survey; employee diversity; talent retention; and recognition of ESG progress through continued inclusion in the Dow Jones Sustainability Index for North America.

[4] Financial Performance relate to: operating income; earnings per share; cash return to stockholders; inventory management; and gross margin.

[5] Mr. Archer's Individual Performance Factor was determined as the average of the Individual Performance Factors of the other NEOs.

[6] The committee's assignment to Dr. Lord of an individual achievement score above 100% was due to his exceptional contributions during the year, which included, among other things, his outstanding leadership of the Company's digital transformation initiative and strong operational leadership.

*Calendar Year 2023 Annual Incentive Program Payout Decisions.* Based on the above results and decisions, for the calendar year 2023 annual incentive program, the committee approved the payouts for each NEO as shown below in Figure 38, which were less than the maximum payout available under the Funding Factor:

Figure 38. Annual Incentive Program Payouts for Calendar Year 2023

| Named Executive Officer | Target Award Opportunity ($)[1] | Maximum Award Opportunity Funding Factor (250.0% of Target Award Opportunity) ($)[2] | Individual Performance Factor | Corporate Performance Factor | Profitability Performance Factor | Actual Payouts ($)[3] |
|---|---|---|---|---|---|---|
| Timothy M. Archer | 2,300,000 | 5,750,000 | 0.929 | 1.000 | 1.325 | 2,831,300 |
| Douglas R. Bettinger | 810,750 | 2,026,875 | 0.932 | 1.000 | 1.325 | 1,001,195 |
| Patrick J. Lord | 635,427 | 1,588,568 | 0.958 | 1.000 | 1.325 | 806,579 |
| Seshasayee (Sesha) Varadarajan | 537,151 | 1,342,878 | 0.913 | 1.000 | 1.325 | 649,805 |
| Vahid Vahedi | 537,151 | 1,342,878 | 0.913 | 1.000 | 1.325 | 649,805 |

[1] Calculated by multiplying each NEO's annual base salary as of October 1, 2023 by their respective target award opportunity percentage.

[2] The Funding Factor resulted in annual incentive program funding at 250.0% of target award opportunity for the calendar year (based on the actual non-GAAP operating margin results and the specific goal detailed under "*2023 Annual Incentive Program Funding Factor, Corporate Performance Factor, and Profitability Performance Factor*" above).

[3] Calculated by multiplying each NEO's target award opportunity, in dollars, by each of (i) the Corporate Performance Factor of 1.0, (ii) the Profitability Performance Factor of 1.325, and (iii) that NEO's individual Performance Factor. In calculating the payout for Mr. Archer, the product of the Corporate Performance Factor, the Profitability Performance Factor, and his Individual Performance Factor was rounded to three decimal places before being multiplied by his target award opportunity.

## Calendar Year 2024 Annual Incentive Program Parameters

In February 2024, the committee set the target award opportunity for each NEO as a percentage of base salary, and set a maximum award opportunity equal to 2.50 times the target award opportunity. For calendar year 2024, target award opportunities for the NEOs remained unchanged compared to the prior year. The target award opportunity for each NEO is shown below.

Figure 39. Annual Incentive Program Target Award Opportunities for Calendar Year 2024

| Named Executive Officer | Target Award Opportunity (% of Base Salary) |
|---|---|
| Timothy M. Archer | 200 |
| Douglas R. Bettinger | 115 |
| Patrick J. Lord | 110 |
| Seshasayee (Sesha) Varadarajan | 100 |
| Vahid Vahedi | 100 |

The committee approved non-GAAP operating margin as the annual metric for the Funding Factor and the Corporate Performance Factor, approved non-GAAP gross margin as the annual metric for the Profitability Performance Factor, and set the annual goals for the Funding Factor, the Corporate Performance Factor, and the Profitability Performance Factor. Consistent with the program design, the Corporate Performance Factor and Profitability Performance Factor goals are more difficult to achieve than the Funding Factor goal. Individual Performance Factor metrics and goals were also established for each NEO, based upon corporate-level Annual Operating Plan goals and individual performance. All Corporate, Profitability, and Individual Performance Factor goals were designed to be stretch goals.

For calendar year 2024, the committee set the levels of non-GAAP operating margin and non-GAAP gross margin necessary to achieve a Corporate Performance Factor or Profitability Performance Factor of 1.0, respectively, at levels higher than the Company's Annual Operating Plan goals for both metrics. In addition, the committee determined to cause Corporate Performance Factor and Profitability Performance Factor results to scale up and down more rapidly within the range of results between the levels associated with the Company's Annual Operating Plan goals for both non-GAAP operating margin and non-GAAP gross margin, and the levels corresponding to a 1.0 result for the Corporate Performance Factor and Profitability Performance Factor. The committee took this approach in order to reward outperformance for stretch achievements in pricing and cost initiatives, which also includes potential offsets for the impact of the Company's planned investments in research and development targeting key technology inflections. These changes were intended to incentivize management to achieve a stretch result that would be better than the Company's Annual Operating Plan, by more quickly increasing the potential reward to executives for exceeding the annual operating plan.

In addition, the committee considered the current dynamic regulatory environment in which the Company was operating, and the potential material impacts that a significant regulatory change (e.g., additional export controls) could have on the Company's business and operating performance that could not be predicted at the time the committee established the CY2024 goals. Taking this into consideration, the committee determined that, should a regulatory change occur in calendar year 2024 that resulted in a material impact on the Company's business, the committee would consider whether to exercise either positive or negative discretion as a consequence of that change, relative to the Corporate Performance Factor and/or the Profitability Performance Factor results, provided the Funding Factor result is not exceeded.

## *Long-Term Incentive Program*

### Design

Our LTIP is designed to attract and retain top talent, provide competitive levels of compensation, align pay with achievement of business objectives and with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term.

Under the current long-term incentive program, at the beginning of each multi-year performance period, target award opportunities (expressed as a U.S. dollar value), performance metrics, and the mix of vehicles used are established for the program.

Prior to our 2022/2024 long-term incentive program, 50% of the total target award opportunity was generally awarded in Market-based PRSUs, and the remaining 50% was awarded in a combination of stock options and service-based RSUs with at least 10% of the award in each of these two vehicles. The specific percentage of service-based RSUs and stock options was reviewed annually to determine whether service-based RSUs or stock options would be the more efficient form of equity for the majority of the award based on criteria such as the business environment and the potential value to motivate and retain the executives. We consider Market-based PRSUs and stock options to be performance-based, but do not classify service-based RSUs as performance-based.

Beginning with our 2022/2024 long-term incentive program, the committee determined to substantially increase the weighting of Market-based PRSUs relative to prior years, with the aim of furthering the committee's objective of aligning pay with performance. The committee also determined that it would be appropriate to provide for a different mix for the CEO and NEOs who are executive presidents than for NEOs who are senior vice presidents. Beginning with the 2022/2024 long-term incentive program, of the total target award opportunity for the CEO and NEOs who are executive vice presidents, 60% was awarded in Market-based PRSUs, 20% was awarded in stock options, and 20% was awarded in service-based RSUs; while for NEOs who are senior vice presidents, 55% was awarded in Market-based PRSUs, 15% was awarded in stock options, and 30% was awarded in service-based RSUs. Primarily as a result of this change, the percentage of the average NEO's target pay mix that is performance-based increased from 59% in calendar year 2021 to approximately 73% in calendar years 2022 through 2024.

While service-based RSUs and stock options vest on an annual basis over three years, Market-based PRSUs cliff vest after three years. Cliff, rather than annual, vesting provides for both retention and for aligning NEOs with longer-term stockholder interests.

## Equity Vehicles

The equity vehicles used in our 2024/2026 long-term incentive program are as follows:

### Figure 40. 2024/2026 LTIP Program Equity Vehicles

| Equity Vehicles | Vesting | Terms |
|---|---|---|
| **Market-based PRSUs**<br>• CEO/EVPs: 60% of Target Award Opportunity<br>• SVPs: 55% of Target Award Opportunity | • Awards cliff vest three years from the March 1, 2024 grant date (the "Grant Date") subject to satisfaction of a minimum performance requirement and continued employment.<br>• Awards that vest at the end of the performance period are distributed in shares of our common stock. | • The target number of Market-based PRSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $875.95, rounded down to the nearest share.<br>• The number of shares represented by the Market-based PRSUs that can be earned over the performance period is determined according to the performance parameters described in Figure 43 below. |
| **Stock Options**<br>• CEO/EVPs: 20% of Target Award Opportunity<br>• SVPs: 15% of Target Award Opportunity | • Awards vest one-third on the first, second, and third anniversaries of the Grant Date, subject to continued employment.<br>• Awards are exercisable upon vesting.<br>• Expiration is on the seventh anniversary of the Grant Date. | • The number of stock options granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $875.95, rounded down to the nearest share and multiplying the result by three. The ratio of three options for every RSU is based on a Black Scholes fair value accounting analysis.<br>• The exercise price of stock options is the closing price of our common stock on the Grant Date. |
| **Service-based RSUs**<br>• CEO/EVPs: 20% of Target Award Opportunity<br>• SVPs: 30% of Target Award Opportunity | • Awards vest one-third on the first, second, and third anniversaries of the Grant Date, subject to continued employment.<br>• Awards are distributed in shares of our common stock upon vesting. | • The number of RSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $875.95, rounded down to the nearest share. |

### Figure 41. 2024/2026 Market-based PRSU Performance Parameters

| Parameter | Terms |
|---|---|
| **Performance Period** | Three years from the first business day in February (February 1, 2024 through January 31, 2027). |
| **Performance Index** | PHLX Semiconductor Sector Total Return Index, or "XSOX index" |
| **Number of Shares** | • Based on our "total return" stock price performance compared to the market price performance of the Performance Index, subject to a ceiling as described below. The stock price performance or market price performance is measured using the average closing price for the 50 trading days prior to the dates the performance period begins and ends, assuming that any dividends paid on our common stock are reinvested on the ex-dividend date (consistent with the treatment of dividends in the Performance Index).<br>• The target number of shares represented by the Market-based PRSUs is increased by 2% of target for each 1% that our stock price performance exceeds the market price performance of the Performance Index; similarly, the target number of shares represented by the Market-based PRSUs is decreased by 2% of target for each 1% that our stock price performance trails the market price performance of the Performance Index. The result of the vesting formula is rounded down to the nearest whole number.<br>• A table reflecting the potential payouts depending on various comparative results is shown below in Figure 42. |
| **Award Ceiling/Minimum** | The final shares awarded cannot exceed 150% of target (requiring a positive percentage change in our stock price performance compared to that of the market price performance of the Performance Index equal to or greater than 25 percentage points) and can be as little as 0% of target (requiring a percentage change in our stock price performance compared to that of the market price performance of the Performance Index equal to or lesser than negative 50 percentage points). |

Figure 42. Market-based PRSU Potential Payouts

| Lam's Total Return % Change Performance Compared to XSOX Index % Change Performance | Market-based PRSUs That Can Be Earned (% of Target)[1] |
|---|---|
| + 25% or more | 150 |
| +10% | 120 |
| 0% (equal to index) | 100 |
| - 10% | 80 |
| - 25% | 50 |
| - 50% or less | 0 |

[1]   The results of the vesting formula (reflecting the number of Market-Based PRSUs that can be earned) are linearly interpolated between the stated percentages using the formula described in the third row of Figure 41.

### Target Award Opportunity

Under the long-term incentive program, the committee sets a target award opportunity for each participant based on the NEO's position and responsibilities, Company and individual performance, and an assessment of competitive compensation data. The target award opportunities for each participant are expressed in a U.S. dollar value. The target amounts for each NEO under the program cycles affecting fiscal year 2024 are shown below. The calendar year 2024/2026 target award opportunities as shown below for the NEOs were increased from calendar 2023/2025 target opportunities after taking into consideration our NEOs' contributions and responsibilities. In particular, for our CEO, the committee considered the strength of our CEO's leadership, as reflected in the sustained value creation achieved for stockholders, and its desire to continue to incentivize outperformance and remain competitive relative to market practices. The committee last increased Mr. Archer's target LTIP award opportunity for the calendar year 2022/2024 award, and absent an increase, his calendar 2024/2026 target LTIP opportunity would have positioned him well below the median of our Peer Group. The calendar year 2024/2026 target award opportunities for Dr. Lord, Dr. Vahedi, and Mr. Varadarajan also factored in the significant changes to their scope of responsibilities (outlined above) since the 2023/2025 awards were granted.

Figure 43. LTIP Target Award Opportunities

| Named Executive Officer | Target Award Opportunity ($) by Long-Term Incentive Program[1] | | | |
|---|---|---|---|---|
| | 2021/2023[2] | 2022/2024[3] | 2023/2025[4] | 2024/2026[5] |
| Timothy M. Archer | 11,000,000 | 15,000,000 | 15,000,000 | 21,500,000 |
| Douglas R. Bettinger | 3,050,000 | 3,750,000 | 4,250,000 | 5,800,000 |
| Patrick J. Lord | 2,500,000 | 3,000,000 | 3,500,000 | 4,650,000 |
| Seshasayee (Sesha) Varadarajan | 2,250,000 | 2,750,000 | 3,250,000 | 4,650,000 |
| Vahid Vahedi | 2,250,000 | 2,750,000 | 3,000,000 | 3,400,000 |

[1]   Target award opportunities (expressed as a U.S. dollar value) are approved by the committee and converted to awards on the grant date as described in Figure 40 using the 30 trading day average of the closing price of our common stock prior to the Grant Date. Target award opportunities differ from the amounts shown in "Executive Compensation Tables" following this CD&A, which represent the grant date fair value of the awards determined in accordance with ASC 718.
[2]   The three-year performance period for the 2021/2023 LTIP began on February 1, 2021 and ended on January 31, 2024.
[3]   The three-year performance period for the 2022/2024 LTIP began on February 1, 2022 and ends on January 31, 2025.
[4]   The three-year performance period for the 2023/2025 LTIP began on February 1, 2023 and ends on January 31, 2026.
[5]   The three-year performance period for the 2024/2026 LTIP began on February 1, 2024 and ends on January 31, 2027.

### Calendar Year 2024 LTIP Decisions

*Calendar Year 2024 decisions for the 2024/2026 long-term incentive program.* On March 1, 2024, the committee made a grant under the 2024/2026 long-term incentive program, of Market-based PRSUs, stock options, and service-based RSUs on the terms set forth in Figures 40 and 41 with a combined value equal to the NEO's total target award opportunity, as shown below.

## Figure 44. 2024/2026 LTIP Award Grants

| Named Executive Officer | Target Award Opportunity ($) | Market-based PRSUs Award (#)[1] | Stock Options Award (#) | Service-based RSUs Award (#) |
|---|---|---|---|---|
| Timothy M. Archer | 21,500,000 | 14,726 | 14,724 | 4,908 |
| Douglas R. Bettinger | 5,800,000 | 3,972 | 3,972 | 1,324 |
| Patrick J. Lord | 4,650,000 | 3,185 | 3,183 | 1,061 |
| Seshasayee (Sesha) Varadarajan | 4,650,000 | 2,919 | 2,388 | 1,592 |
| Vahid Vahedi | 3,400,000 | 2,134 | 1,746 | 1,164 |

[1] The number of Market-based PRSUs awarded is reflected at target. The final number of shares that may be earned will be 0% to 150% of target.

### Calendar Year 2021/2023 LTIP Award Payouts

In February 2024, the committee determined the payouts for the calendar year 2021/2023 LTIP Awards of Market-based PRSUs. The number of shares represented by the Market-based PRSUs earned over the performance period was based on our stock price performance compared to the market price performance of the XSOX index.

Based on the above formula and Market-based PRSU Vesting Summary set forth in Figures 41 and 42, the Company's stock price performance over the three-year performance period was equal to 59.07% and the performance of the XSOX index (based on market price) over the same three-year performance period was equal to 49.11%. Lam's stock price outperformed the XSOX index by 9.96%, which resulted in a performance payout of 119.93% of the target number of Market-based PRSUs granted to each NEO. Based on such results, the committee made the following payouts to each NEO for the 2021/2023 LTIP Award of Market-based PRSUs.

## Figure 45. 2021/2023 LTIP Market-based PRSU Award Payouts

| Named Executive Officer | Target Market-based PRSUs (#) | Actual Payout of Market-based PRSUs (119.93% of Target Award Opportunity) (#) |
|---|---|---|
| Timothy M. Archer | 9,998 | 11,990 |
| Douglas R. Bettinger | 2,772 | 3,324 |
| Patrick J. Lord | 2,272 | 2,724 |
| Seshasayee (Sesha) Varadarajan | 2,045 | 2,452 |
| Vahid Vahedi | 2,045 | 2,452 |

### *Compensation Recovery, or "Clawback" Policy*

The Company's new Policy for the Recovery of Erroneously Awarded Compensation (the "Clawback Policy"), became effective in 2023 in compliance with SEC rules and Nasdaq's final listing standards under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pursuant to the terms of the Clawback Policy, which applies to the Company's current and former "Section 16 officers" within the meaning of Rule 16a-1(f) under the Exchange Act, the Company must recoup, on a pre-tax basis, the excess amount of certain incentive-based compensation granted, earned, or vested wholly or in part on the attainment of any financial reporting measure (including relative total shareholder return), such as cash awards under our AIP or Market-based PRSUs awarded under our LTIP, during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. An accounting restatement includes any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Clawback Policy applies regardless of fault, fraud, or misconduct.

Further, this Clawback Policy supersedes our prior Lam Research Compensation Recovery, or Clawback, Policy (the "Prior Policy"), which was adopted in August 2014 and took effect starting in calendar year 2015, with respect to any and all incentive-based compensation received on or after October 2, 2023. For compensation received prior to October 2, 2023, the Prior Policy enables us, in the event that a material restatement of financial results is required, to recover, within 36 months of the issuance of the original financial statements, the excess amount of cash incentive-based compensation issued to covered individuals. A covered individual's fraud must have materially contributed to the need to issue restated financial statements in order for the Prior Policy to apply to that individual. The recovery of compensation is not the exclusive remedy available in the event that the Prior Policy is triggered. Recovery of such incentive-based compensation shall not be made under both the Clawback Policy and the Prior Policy, and in the event of a conflict, the Clawback Policy shall prevail.

In addition, pursuant to the Company's executive severance policy, as further detailed in the section titled, "*"Executive Compensation Tables – Potential Payments upon Termination or Change in Control"* below, in the event of a termination for Cause (as defined in the executive severance policy), of any of the covered executives, including each of the NEOs, such covered executive would forfeit all unvested equity awards, including any unvested stock options, service-based RSUs, and Market-based PRSUs held by such covered executive at the time of termination.

## Stock Ownership Guidelines

For senior vice presidents and above, we also have stock ownership guidelines that foster alignment with our long-term strategy. Our stock ownership guidelines for our NEOs and certain other senior executives are shown below. The requirements are specified in the alternative of shares or dollars to allow for stock price volatility. The dollar alternative is translated into a number of shares by dividing the applicable multiple of base salary by the average closing price of our common stock for the 30 trading days through June 30 of the most recently-completed fiscal year as of the measurement date. Shares counted toward the minimum stock ownership requirements under our guidelines include: (i) shares owned outright, and (ii) shares held in our 401(k) plan. In addition, under our guidelines, unearned performance awards and unexercised options (or portions thereof) are not included toward meeting the requirements. Ownership levels as shown below must be achieved within five years of appointment to one of the below positions. Increased requirements due to promotions or an increase in the ownership guideline must be achieved within five years of promotion or a change in the guidelines. Our ownership guidelines are reviewed by the committee on an annual basis. At the end of fiscal year 2024, all NEOs were in compliance with our stock ownership guidelines or have a period of time remaining under the guidelines to meet the required ownership level.

Figure 46. Executive Stock Ownership Guidelines

| Position | Guidelines (lesser of) |
|---|---|
| President and Chief Executive Officer | 6x base salary or 50,000 shares |
| Executive Vice Presidents | 2x base salary or 10,000 shares |
| Senior Vice Presidents | 1x base salary or 5,000 shares |

## Severance/Change in Control Arrangements

The Company has adopted an executive severance policy and executive change in control policy, which are intended to help attract and retain our NEOs, and to facilitate a smooth transaction and transition planning in connection with change in control events. The severance policy provides for designated payments in the event of an involuntary termination of employment, death or disability, as such terms are defined in the policy. The change in control policy provides for designated payments in the case of a change in control or an acquisition by the Company, in each case when coupled with an involuntary termination (i.e., a double trigger is required before payment is made due to a change in control or acquisition by the Company), as such terms are defined in the policy.

For additional information about these arrangements and detail about post-termination payments under these arrangements, see the *"Executive Compensation Tables – Potential Payments Upon Termination or Change in Control"* section below.

## Other Benefits Not Available to All Employees

### Senior Executive Transition Policy

The Company has adopted a senior executive transition policy (the "Transition Policy"), which is intended to promote an orderly transition of senior executives and provide eligible executives with an opportunity to work a mutually-agreed reduced schedule in anticipation of subsequent retirement. Executives eligible to participate in the Transition Policy include those serving as our CEO, president, executive vice president or senior vice president, and who have attained a minimum age of 55, completed at least 5 years of service, and the sum of whose age and years of service is equal to or greater than 70.

Eligible executives who wish to commence a transition under the terms of the Transition Policy must provide at least 12 months' prior non-binding notice of their intent to consider a transition and, prior to the start of their transition, must have entered into a transition agreement with the Company setting forth the material terms of the transition. The executive will continue employment during the transition period on either a full or part time schedule (which is not to be less than 10 hours per week). During the transition period, the executive will receive a base salary commensurate with the transition role and will continue to be eligible to participate in the annual incentive program and benefit programs (if permitted under their terms), and any equity awards the executive holds will continue to vest in accordance with their terms. During the transition, the executive must not compete with the Company or solicit any Company employees.

The Transition Policy is administered by the Committee (or, as it pertains to the CEO, by the independent members of the Board) and may be modified or ended by the Company in its complete and absolute discretion prior to an executive's execution of a transition agreement.

### Elective Deferred Compensation Plan

The Company maintains an Elective Deferred Compensation Plan that allows eligible employees (including all the NEOs) to voluntarily defer receipt of all or a portion of base salary and certain incentive compensation payments until a date or dates elected by the participating employee. This allows the employee to defer taxes on designated compensation amounts. In addition, the Company is obligated to pay a limited Company contribution to the plan for all eligible employees.

### Supplemental Health and Welfare

We provide certain health and welfare benefits to our NEOs that are not generally available to other employees, including the payment of premiums for supplemental long-term disability insurance and additional voluntary health services.

We also provide post-retirement medical and dental insurance coverage for eligible former executive officers under our Retiree Health Plans, subject to certain eligibility requirements. The program was closed to executive officers who joined the Company or became executive officers through promotion effective on or after January 1, 2013. We have an independent actuarial valuation of post-retirement benefits for eligible NEOs conducted annually in accordance with GAAP. The most recent valuation was conducted in June 2024 and reflected the retirement benefit obligation for the NEOs as shown below.

Figure 47. NEO Post-Retirement Benefit Obligations

| Named Executive Officer | As of June 30, 2024 ($) |
|---|---|
| Timothy M. Archer | 798,000 |
| Douglas R. Bettinger[1] | — |
| Patrick J. Lord[1] | — |
| Seshasayee (Sesha) Varadarajan[1] | — |
| Vahid Vahedi | 787,000 |

[1] Mr. Bettinger, Dr. Lord, and Mr. Varadarajan are not eligible to participate under the terms of the program.

## Compensation Committee Report

The compensation and human resources committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K. Based on this review and discussion, the compensation and human resources committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K.

This Compensation Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

**MEMBERS OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE**

*Eric K. Brandt (Chair)*
*Jyoti K. Mehra*
*Abhijit Y. Talwalkar*
*Lih Shyng (Rick L.) Tsai*

## Compensation Committee Interlocks and Insider Participation

None of the compensation and human resources committee members has ever been an officer or employee of Lam Research. No interlocking relationship exists as of the date of this proxy statement or existed during fiscal year 2024 between any member of our compensation and human resources committee and any member of any other company's board of directors or compensation committee.

## Executive Compensation Tables

The following tables (Figures 48-53) show compensation information for our named executive officers:

### Figure 48. Summary Compensation Table

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Timothy M. Archer *President, Chief Executive Officer* | 2024 | 1,176,923 | — | 19,847,946 | 6,261,433 | 2,831,300[4] | 17,439 | 30,135,041 |
| | 2023 | 1,150,000 | — | 11,291,907 | 3,643,192 | 2,212,600[5] | 12,400 | 18,310,099 |
| | 2022 | 1,084,615 | — | 10,079,176 | 2,669,527 | 3,096,188[6] | 11,650 | 16,941,156 |
| Douglas R. Bettinger *Executive Vice President, Chief Financial Officer* | 2024 | 720,591 | — | 5,353,700 | 1,689,107 | 1,001,195[4] | 17,239 | 8,781,832 |
| | 2023 | 705,000 | — | 3,198,654 | 1,031,855 | 778,320[5] | 12,183 | 5,726,012 |
| | 2022 | 687,984 | — | 2,519,532 | 667,118 | 1,304,012[6] | 11,564 | 5,190,210 |
| Patrick J. Lord *Executive Vice President, Chief Operating Officer* | 2024 | 599,091 | — | 4,292,294 | 1,353,582 | 806,579[4] | 15,736 | 7,067,282 |
| | 2023 | 577,661 | — | 2,633,964 | 849,515 | 610,010[5] | 11,392 | 4,682,542 |
| | 2022 | 543,324 | — | 2,015,730 | 596,912 | 995,107[6] | 11,255 | 4,162,328 |
| Seshasayee (Sesha) Varadarajan *Senior Vice President, Global Products Group* | 2024 | 561,697 | 2,800[7] | 4,528,866 | 857,469 | 649,805[4] | 12,684 | 6,613,321 |
| | 2023 | 537,151 | 6,400[7] | 2,603,133 | 520,842 | 516,739[5] | 9,312 | 4,193,577 |
| | 2022 | 514,174 | 1,600[7] | 1,977,102 | 366,757 | 792,700[6] | 11,124 | 3,663,457 |
| Vahid Vahedi *Senior Vice President, Chief Technology and Sustainability Officer* | 2024 | 553,524 | 873[7] | 3,311,056 | 742,493 | 649,805[4] | 14,995 | 5,272,746 |
| | 2023 | 537,151 | — | 2,402,604 | 546,418 | 516,739[5] | 11,312 | 4,014,224 |
| | 2022 | 514,174 | — | 1,977,102 | 410,119 | 792,700[6] | 9,124 | 3,703,219 |

[1] The amounts shown in this column represent the value of service-based RSU and Market-based PRSU awards granted, under the LTIP, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For fiscal year 2024, the aggregate grant date fair value of the RSU and Market-based PRSU awards that may be earned by each NEO assuming the highest level of performance conditions for the Market-based PRSU awards will be achieved is as follows: Mr. Archer: $27,415,196; Mr. Bettinger: $7,394,792; Dr. Lord: $5,928,456; Mr. Varadarajan $6,028,339; and Dr. Vahedi: $4,407,655. The fair value of service-based RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends. The fair value of Market-based PRSUs was calculated using a Monte Carlo simulation model using, for awards granted in fiscal year 2024, the assumptions shown below. For additional details regarding the grants see "Grants of Plan-Based Awards for Fiscal Year 2024" below.

| Market-based PRSU Award Valuation Assumptions | | | |
|---|---|---|---|
| Expected Volatility | Risk-free Interest Rate | Expected Term (Years) | Dividend Yield |
| 40.0% | 4.24% | 2.92 | 0.82% |

[2] The amounts shown in this column represent the value of the stock option awards granted, under the LTIP, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The fair value of stock options granted in fiscal year 2024 was calculated using a Black-Scholes option valuation model using the assumptions shown below. For additional details regarding the grants see *"Grants of Plan-Based Awards for Fiscal Year 2024"* below.

| Stock Option Award Valuation Assumptions | | | |
|---|---|---|---|
| Expected Volatility | Risk-free Interest Rate | Expected Term (Years) | Dividend Yield |
| 42.10% | 4.14% | 5.70 | 0.82% |

[3] Please refer to *"All Other Compensation Table for Fiscal Year 2024,"* which immediately follows this table, for additional information.
[4] Represents the amount earned and subsequently paid under the calendar year 2023 AIP.
[5] Represents the amount earned and subsequently paid under the calendar year 2022 AIP.
[6] Represents the amount earned and subsequently paid under the calendar year 2021 AIP.
[7] Represents patent awards.

## Figure 49. All Other Compensation Table for Fiscal Year 2024

| | Company Matching Contribution to the Company's Section 401(k) Plan ($) | Company-Paid Long-Term Disability Insurance Premiums ($) | Company Contribution to the Elective Deferred Compensation Plan ($) | Other ($) | Total ($) |
|---|---|---|---|---|---|
| Timothy M. Archer | 10,350 | 4,589 | 2,500 | — | 17,439 |
| Douglas R. Bettinger | 10,150 | 4,589 | 2,500 | — | 17,239 |
| Patrick J. Lord | 10,814 | 2,922 | — | 2,000[1] | 15,736 |
| Seshasayee (Sesha) Varadarajan | 10,861 | 1,823 | — | — | 12,684 |
| Vahid Vahedi | 10,665 | 2,330 | — | 2,000[1] | 14,995 |

[1] Represents a matching charitable contribution made by the Company pursuant to its employee gift match and volunteerism program, which is available to all Company employees.

## Figure 50. Grants of Plan-Based Awards for Fiscal Year 2024

| Name | Award Type | Grant Date | Approved Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Target ($)[1] | Maximum ($)[1] | Estimated Future Payouts Under Equity Incentive Plan Awards — Target (#)[2] | Maximum (#)[2] | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Timothy M. Archer | Annual Incentive Program | N/A | 2/7/24 | 2,400,000 | 6,000,000 | | | | | | |
| | LTIP-Equity | | | | | | | | | | |
| | *Market-based PRSUs* | 3/1/24 | 2/7/24 | | | 14,726[4] | 22,089[4] | | | | 15,134,499 |
| | *Service-based RSUs* | 3/1/24 | 2/7/24 | | | | | 4,908[5] | | | 4,713,447 |
| | *Stock Options* | 3/1/24 | 2/7/24 | | | | | | 14,724[6] | 981.53 | 6,261,433 |
| Douglas R. Bettinger | Annual Incentive Program | N/A | 2/6/24 | 835,073 | 2,087,683 | | | | | | |
| | LTIP-Equity | | | | | | | | | | |
| | *Market-based PRSUs* | 3/1/24 | 2/6/24 | | | 3,972[4] | 5,958[4] | | | | 4,082,183 |
| | *Service-based RSUs* | 3/1/24 | 2/6/24 | | | | | 1,324[5] | | | 1,271,517 |
| | *Stock Options* | 3/1/24 | 2/6/24 | | | | | | 3,972[6] | 981.53 | 1,689,107 |
| Patrick J. Lord | Annual Incentive Program | N/A | 2/6/24 | 753,500 | 1,883,750 | | | | | | |
| | LTIP-Equity | | | | | | | | | | |
| | *Market-based PRSUs* | 3/1/24 | 2/6/24 | | | 3,185[4] | 4,777[4] | | | | 3,273,352 |
| | *Service-based RSUs* | 3/1/24 | 2/6/24 | | | | | 1,061[5] | | | 1,018,942 |
| | *Stock Options* | 3/1/24 | 2/6/24 | | | | | | 3,183[6] | 981.53 | 1,353,582 |
| Seshasayee (Sesha) Varadarajan | Annual Incentive Program | N/A | 2/6/24 | 685,000 | 1,712,500 | | | | | | |
| | LTIP-Equity | | | | | | | | | | |
| | *Market-based PRSUs* | 3/1/24 | 2/6/24 | | | 2,919[4] | 4,378[4] | | | | 2,999,973 |
| | *Service-based RSUs* | 3/1/24 | 2/6/24 | | | | | 1,592[5] | | | 1,528,893 |
| | *Stock Options* | 3/1/24 | 2/6/24 | | | | | | 2,388[6] | 981.53 | 857,469 |
| Vahid Vahedi | Annual Incentive Program | N/A | 2/6/24 | 600,000 | 1,500,000 | | | | | | |
| | LTIP-Equity | | | | | | | | | | |
| | *Market-based PRSUs* | 3/1/24 | 2/6/24 | | | 2,134[4] | 3,201[4] | | | | 2,193,197 |
| | *Service-based RSUs* | 3/1/24 | 2/6/24 | | | | | 1,164[5] | | | 1,117,859 |
| | *Stock Options* | 3/1/24 | 2/6/24 | | | | | | 1,746[6] | 981.53 | 742,493 |

[1] The calendar year 2024 AIP target and maximum estimated future payouts reflected in this table were calculated using the base salary for calendar year 2024. Awards payouts range from 0% to 250% of target.

[2] The amounts reported represent the target and maximum number of Market-based PRSUs that may vest on the terms described in "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" above. The number of shares that may be earned is equal to from 0% to 150% of target.

[3] The amounts reported represent the fair value of Market-based PRSU, service-based RSU, and stock option awards granted during fiscal year 2024 in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For details regarding the assumptions used to calculate the fair value of awards granted during fiscal year 2024, see notes 1 and 2 to the "*Summary Compensation Table*" above.

(4)	The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The actual conversion of Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of the target amount, depending upon Lam's "total return" stock price performance (assuming any dividends paid are reinvested on the ex-dividend date) compared to the market price performance of the XSOX index over the applicable three-year performance period.

(5)	The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

(6)	The stock options will become exercisable in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

## Figure 51. Outstanding Equity Awards at Fiscal Year 2024 Year-End

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Timothy M. Archer | 3/1/2024[2] | | 14,724 | 981.53 | 3/1/31 | | | | |
| | 3/1/2024[3] | | | | | 4,908 | 5,226,284 | | |
| | 3/1/2024[4] | | | | | | | 14,726 | 15,680,981 |
| | 3/1/2023[2] | 6,034 | 12,068 | 490.92 | 3/1/30 | | | | |
| | 3/1/2023[3] | | | | | 4,023 | 4,283,892 | | |
| | 3/1/2023[4] | | | | | | | 18,102 | 19,275,915 |
| | 3/1/2022[2] | 10,132 | 5,066 | 540.57 | 3/1/29 | | | | |
| | 3/1/2022[3] | | | | | 1,689 | 1,798,532 | | |
| | 3/1/2022[4] | | | | | | | 15,200 | 16,185,720 |
| | 3/1/2021[2] | 5,997 | | 598.81 | 3/1/28 | | | | |
| | 3/2/2020[2] | 12,140 | | 300.33 | 3/2/27 | | | | |
| | 3/1/2019[2] | 11,330 | | 176.75 | 3/1/26 | | | | |
| Douglas R. Bettinger | 3/1/2024[2] | | 3,972 | 981.53 | 3/1/31 | | | | |
| | 3/1/2024[3] | | | | | 1,324 | 1,409,861 | | |
| | 3/1/2024[4] | | | | | | | 3,972 | 4,229,584 |
| | 3/1/2023[2] | 1,709 | 3,418 | 490.92 | 3/1/30 | | | | |
| | 3/1/2023[3] | | | | | 1,140 | 1,213,929 | | |
| | 3/1/2023[4] | | | | | | | 5,128 | 5,460,551 |
| | 3/1/2022[2] | 2,532 | 1,266 | 540.57 | 3/1/29 | | | | |
| | 3/1/2022[3] | | | | | 422 | 449,367 | | |
| | 3/1/2022[4] | | | | | | | 3,800 | 4,046,430 |
| | 3/1/2021[2] | 1,662 | | 598.81 | 3/1/28 | | | | |
| | 3/2/2020[2] | 1,171 | | 300.33 | 3/2/27 | | | | |
| Patrick J. Lord | 3/1/2024[2] | | 3,183 | 981.53 | 3/1/31 | | | | |
| | 3/1/2024[3] | | | | | 1,061 | 1,129,806 | | |
| | 3/1/2024[4] | | | | | | | 3,185 | 3,391,547 |
| | 3/1/2023[2] | | 2,814 | 490.92 | 3/1/30 | | | | |
| | 3/1/2023[3] | | | | | 938 | 998,829 | | |
| | 3/1/2023[4] | | | | | | | 4,223 | 4,496,862 |
| | 3/1/2022[2] | | 1,013 | 540.57 | 3/1/29 | | | | |
| | 3/1/2022[3] | | | | | 338 | 359,919 | | |
| | 3/1/2022[4] | | | | | | | 3,040 | 3,237,144 |

| Name | Grant Date | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Seshasayee (Sesha) Varadarajan | 3/1/2024[2] | | 2,388 | 981.53 | 3/1/31 | | | | |
| | 3/1/2024[3] | | | | | 1,592 | 1,695,241 | | |
| | 3/1/2024[4] | | | | | | | 2,919 | 3,108,297 |
| | 3/1/2023[2] | 980 | 1,960 | 490.92 | 3/1/30 | | | | |
| | 3/1/2023[3] | | | | | 1,308 | 1,392,824 | | |
| | 3/1/2023[4] | | | | | | | 3,595 | 3,828,136 |
| | 3/1/2022[2] | 1,392 | 696 | 540.57 | 3/1/29 | | | | |
| | 3/1/2022[3] | | | | | 465 | 495,155 | | |
| | 3/1/2022[4] | | | | | | | 2,554 | 2,719,627 |
| | 3/1/2021[2] | 1,227 | | 598.81 | 3/1/28 | | | | |
| | 3/2/2020[2] | 2,748 | | 300.33 | 3/2/27 | | | | |
| | 3/1/2019[2] | 7,432 | | 176.75 | 3/1/26 | | | | |
| | 3/1/2018[2] | 3,576 | | 190.07 | 3/1/25 | | | | |
| Vahid Vahedi | 3/1/2024[2] | | 1,746 | 981.53 | 3/1/31 | | | | |
| | 3/1/2024[3] | | | | | 1,164 | 1,239,485 | | |
| | 3/1/2024[4] | | | | | | | 2,134 | 2,272,390 |
| | 3/1/2023[2] | 905 | 1,810 | 490.92 | 3/1/30 | | | | |
| | 3/1/2023[3] | | | | | 1,207 | 1,285,274 | | |
| | 3/1/2023[4] | | | | | | | 3,318 | 3,533,172 |
| | 3/1/2022[2] | 1,392 | 696 | 540.57 | 3/1/29 | | | | |
| | 3/1/2022[3] | | | | | 465 | 495,155 | | |
| | 3/1/2022[4] | | | | | | | 2,554 | 2,719,627 |
| | 3/1/2021[2] | 1,227 | | 598.81 | 3/1/28 | | | | |

[1] Calculated by multiplying the number of unvested units by $1,064.85, the closing price of our common stock on June 30, 2024.

[2] The stock options will become exercisable in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

[3] The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

[4] The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The Market-based PRSUs are shown at their target amount. The actual conversion of the Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of that target amount, depending upon Lam's "total return" stock price performance (assuming any dividends paid are reinvested on the ex-dividend date) compared to the market price performance of the XSOX index over the applicable three-year performance period.

## Figure 52. Option Exercises and Stock Vested During Fiscal Year 2024[1]

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Timothy M. Archer | 29,871 | 23,593,326 | 18,356 | 18,016,965 |
| Douglas R. Bettinger | — | — | 5,054 | 4,960,653 |
| Patrick J. Lord | 9,755 | 4,286,713 | 4,137 | 4,060,590 |
| Seshasayee (Sesha) Varadarajan | — | — | 4,115 | 4,038,996 |
| Vahid Vahedi | 13,756 | 7,050,837 | 4,065 | 3,989,919 |

[1] The table shows all stock options exercised and the value realized upon exercise, and all RSUs and Market-based PRSUs vested and the value realized upon vesting.

## Figure 53. Nonqualified Deferred Compensation

| Name | Executive Contributions in FY 2024 ($)[1] | Registrant Contributions in FY 2024 ($)[2] | Aggregate Earnings in FY 2024 ($)[3] | Aggregate Balance at 2024 Fiscal Year-End ($)[4] |
|---|---|---|---|---|
| Timothy M. Archer | 774,914 | 2,500 | 1,439,587 | 12,677,028 |
| Douglas R. Bettinger | 684,033 | 2,500 | 1,280,470 | 7,808,941 |
| Patrick J. Lord | — | — | — | — |
| Seshasayee (Sesha) Varadarajan | — | — | — | — |
| Vahid Vahedi | — | — | — | — |

[1] The entire amount of each executive's contributions in fiscal year 2024 is reported in each respective NEO's compensation in our fiscal year 2024 "*Summary Compensation Table*" above.

[2] Represents the amount that Lam credited to the Elective Deferred Compensation Plan (the "EDCP"), which is 3% of the executive's salary contribution during calendar years 2023 and 2024, to a maximum annual benefit of $2,500. These amounts are included in the "*Summary Compensation Table*" and *"All Other Compensation Table for Fiscal Year 2024"* above.

[3] The NEOs did not receive above-market or preferential earnings in fiscal year 2024.

[4] The fiscal year-end balance includes $7,867,097 for Mr. Archer and $4,058,340 for Mr. Bettinger that were previously reported in our Summary Compensation Tables in previous years. The fiscal year-end balance includes $11,589,770 for Mr. Archer and $7,808,941 for Mr. Bettinger that was contributed after December 31, 2004, or constitutes earnings on such contributions, and which is subject to distribution in the event of a Change in Control (as defined in the EDCP) as described in "*Potential Payments upon Termination or Change in Control - Elective Deferred Compensation Plan*" below.

## *Potential Payments Upon Termination or Change in Control*

The independent members of our Board have adopted an executive severance policy (the "severance policy") and an executive change in control policy (the "change in control policy"), which are applicable to our NEOs. The policies were amended by the independent members of our Board, effective May 15, 2024. The following is a summary of the policies.

### Executive Severance Policy

The severance policy applies to individuals serving as our CEO, president, executive vice president, and senior vice president (each, a "covered executive"), including each of our NEOs. However, certain provisions of the severance policy apply only to individuals serving as CEO, president or executive vice president (each, a "Tier 1 executive"), currently including Mr. Archer, Mr. Bettinger, and Dr. Lord.

The severance policy provides that if an Involuntary Termination (as defined in the severance policy) of a Tier 1 executive's employment occurs, other than in connection with a Change in Control or an Acquisition (each as defined in the severance policy), the Tier 1 executive will be entitled to: (1) a lump-sum cash payment equal to 100% (150% for our CEO) of the Tier 1 executive's then-current annual base salary, plus an amount equal to 50% (100% for our CEO) of the average of the last five annual payments made to the Tier 1 executive under the short-term variable compensation or any predecessor or successor programs (the "Short-Term Program," and such average, the "Five-Year Average Amount"), plus an amount equal to the pro-rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro-rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) certain medical benefits; (3) vesting, as of the date of termination, of a pro rata portion of the unvested stock option or RSU awards that are solely service-based and which were granted to the Tier 1 executive at least 12 months prior to the termination date; and (4) a cash payment equal to the product of (x) a pro rata portion (based on the time from the first day of the Performance Period (as defined in the award agreements) until the earlier of the termination date or the last day of the Performance Period) of the unvested Market-based PRSU and/or other performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period and (y) the closing stock price on the date of termination.

If the Company carries out an Acquisition (as defined in the severance policy) during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of, or within the 24 months following the consummation of, the Acquisition, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Acquisition; and (4) a cash payment equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Acquisition or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the acquisition and (ii) a pro rata portion (based on time from the day following the closing of the Acquisition until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e., unadjusted for performance) and (y) the closing stock price on the closing date of the Acquisition.

If a Tier 1 executive's employment is terminated due to disability or in the event of the Tier 1 executive's death, the Tier 1 executive (or the Tier 1 executive's estate) will be entitled to: (1) the pro rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) certain medical benefits; (3) vesting, as of the date of termination, of any unvested stock option and RSU awards that are solely service-based and which are granted to the Tier 1 executive prior to the date of termination; and (4) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If the employment of a covered executive who is not a Tier 1 executive is terminated due to disability or in the event of the covered executive's death, the covered executive (or the covered executive's estate) will be entitled to: (1) the pro rata amount the covered executive would have earned under the Short-Term Program for the calendar year in which the covered executive's employment is terminated had the covered executive's employment continued until the end of such calendar year, such pro rata portion to be calculated based on the corporate performance results achieved under the Short-Term Program for the full calendar year (but assuming individual performance at the lesser of (i) the target level and (ii) the average of the individual performance results for the other executives under such program for the full calendar year) and the number of full months elapsed prior to the termination date; (2) vesting, as of the date of termination, of any unvested stock option and RSU awards that are solely service-based and which are granted to the covered executive prior to the date of termination; and (3) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the covered executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If a covered executive voluntarily resigns, the covered executive will be entitled to no additional benefits (except as the covered executive may be eligible for under the Company's Retiree Health Plans), outstanding stock options, RSUs and Market-based PRSUs/performance-based RSUs will cease to vest on the termination date, and stock options will be canceled unless they are exercised within 90 days after the termination date. All RSUs and Market-based PRSUs/performance-based RSUs will be canceled on the termination date.

The severance policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The severance policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The severance policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii), if the amendment occurs during the Change In Control Protection Period (as defined in the change in control policy), the end of the Change In Control Protection Period.

## Executive Change in Control Policy

The change in control policy applies to individuals serving as covered executives, including each of our NEOs.

The change in control policy provides that if a Change in Control of the Company (as defined in the change in control policy) occurs during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of the transaction or within the 24 months following the Change in Control, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Change in Control; and (4) conversion of any Market-based PRSUs/performance-based RSUs outstanding as of the Change in Control into a cash award payable at time of termination calculated as set forth in the award agreements (pursuant to the Company's current form of Market-based PRSU award agreement, the cash award would be equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Change in Control or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the Change in Control and (ii) a pro rata portion (based on time from the day following the closing of the Change in Control until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e. unadjusted for performance) and (y) the closing stock price on the closing date of the Change in Control).

If the Company is acquired by another entity in connection with a Change in Control of the Company (as defined in the severance policy) during the period of a covered executive's employment, and there is or will be no market for the Company's common stock, and if the acquiring company does not provide the covered executive with stock options and RSU awards comparable to the unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control, then regardless of whether the covered executive's employment is terminated, the covered executive will be entitled to the vesting, immediately prior to the Change in Control, of all such unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control.

The change in control policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The change in control policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The change in control policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii) if the amendment occurs during the Change In Control Protection Period, the end of the Change In Control Protection Period.

## Executive Transition Policy

As described above in "III. Primary Components of NEO Compensation; CY2023 Compensation Payouts; CY2024 Compensation Targets and Metrics - Other Benefits Not Available to All Employees - Senior Executive Transition Policy" the Company has a senior executive transition policy that provides eligible executives with an opportunity to work a mutually-agreed reduced schedule in anticipation of subsequent retirement. An eligible executive who wishes to commence a transition under the terms of the transition policy must, among other things, have entered into a transition agreement with the Company setting forth the material terms of the transition, including, among other things, the executive's acknowledgement that (1) the executive's provision of notice of their intent to consider a transition does not constitute notice of their voluntary resignation under the severance policy or change in control policy, and that (2) neither (i) the termination of the executive's employment, voluntarily or involuntarily, for any or no cause, at the end of the mutually-agreed upon period of the transition, nor (ii) any reduction in the scope of the executive's duties or responsibilities, change to the person or persons to whom the executive reports, and/or reduction in salary, benefits or compensation (target or actual) in the course of the transition that is consistent with the terms of the transition policy, does or will constitute an involuntary termination for any purpose, including, without limitation, under the severance policy, change in control policy, any stock incentive plan, or any equity award agreement.

## Equity Plans

In addition to the above, certain of our stock plans provide for accelerated benefits after certain events. While the applicable triggers under each plan vary, these events generally include: (1) a merger or consolidation in which the Company is not the surviving entity, (2) a sale of substantially all of the Company's assets, including a liquidation or dissolution of the Company, or (3) a change in the ownership of more than 50% of our outstanding securities by tender offer or similar transaction. After a designated event, the vesting of some or all of the awards granted under these plans may be immediately accelerated in full, or certain awards may be assumed, substituted, replaced, or settled in cash by a surviving corporation or its parent. The specific treatment of awards in a particular transaction will be determined by the Board and/or the terms of the applicable transaction documents.

## Potential Payments to Named Executive Officers Upon Termination or Change in Control

The tables below summarize the potential payments to our NEOs, assuming an employment termination or change in control of the Company as of the end of fiscal year 2024. These amounts are calculated assuming that the employment termination or change in control occurs on the last day of fiscal year 2024, June 30, 2024. The closing price per share of our common stock on June 28, 2024, which was the last trading day of fiscal year 2024, was $1,064.85. The short-term incentive program pro rata amounts are calculated by multiplying the applicable pro rata percentage by the target. Actual performance will not be known until after the end of calendar year 2024.

Figure 54. Potential Payments to NEOs Upon Termination or Change in Control

| Potential Payments to Mr. Archer Upon Termination or Change in Control as of June 30, 2024 | | | | | |
|---|---|---|---|---|---|
| | | Involuntary Termination | | | |
| | Voluntary Termination ($) | Disability or Death ($) | For Cause ($) | Not for Cause ($) | Change in Control or Acquisition by Lam ($) |
| **Compensation** | | | | | |
| Severance | — | — | — | 1,800,000 | 2,400,000 |
| Short-term Incentive (5-year average) | — | — | — | 2,352,194 | 4,704,388 |
| Short-term Incentive (pro rata) | — | 1,200,000 | — | 1,200,000 | 1,176,097 |
| Long-term Incentives: | | | | | |
| Stock Options (Unvested and Accelerated) | — | 10,808,993 | — | 2,039,158 | 10,808,993 |
| Service-based Restricted Stock Units (Unvested and Accelerated) | — | 11,308,708 | — | 1,312,961 | 11,308,708 |
| Performance-based Restricted Stock Units (Unvested and Accelerated) | — | 63,836,692 | — | 31,230,987 | 58,125,902 |
| **Benefits and Perquisites** | | | | | |
| Health Benefit Continuation/Retiree Health Plans | 798,000 | 798,000 | 798,000 | 798,000 | 798,000 |
| **Total** | **798,000** | **87,952,393** | **798,000** | **40,733,300** | **89,322,088** |

| Potential Payments to Mr. Bettinger Upon Termination or Change in Control as of June 30, 2024 | | | | | |
|---|---|---|---|---|---|
| | | Involuntary Termination | | | |
| | Voluntary Termination ($) | Disability or Death ($) | For Cause ($) | Not for Cause ($) | Change in Control or Acquisition by Lam ($) |
| **Compensation** | | | | | |
| Severance | — | — | — | 726,150 | 1,089,225 |
| Short-term Incentive (5-year average) | — | — | — | 459,902 | 1,379,705 |
| Short-term Incentive (pro rata) | — | 417,536 | — | 417,536 | 459,902 |
| Long-term Incentives: | | | | | |
| Stock Options (Unvested and Accelerated) | — | 2,956,378 | — | 547,812 | 2,956,378 |
| Service-based Restricted Stock Units (Unvested and Accelerated) | — | 3,073,157 | — | 351,401 | 3,073,157 |
| Performance-based Restricted Stock Units (Unvested and Accelerated) | — | 17,230,338 | — | 8,302,636 | 15,630,933 |
| **Benefits and Perquisites** | | | | | |
| Health Benefit Continuation/COBRA Benefit | — | 31,824 | — | 31,824 | 31,824 |
| **Total** | **—** | **23,709,233** | **—** | **10,837,261** | **24,621,124** |

| Potential Payments to Dr. Lord Upon Termination or Change in Control as of June 30, 2024 | | | | |
| --- | --- | --- | --- | --- |
| | | Involuntary Termination | | |
| | Voluntary Termination ($) | Disability or Death ($) | For Cause ($) | Not for Cause ($) | Change in Control or Acquisition by Lam ($) |
| **Compensation** | | | | | |
| Severance | — | — | — | 685,000 | 1,027,500 |
| Short-term Incentive (5-year average) | — | — | — | 343,085 | 1,029,254 |
| Short-term Incentive (pro rata) | — | 376,750 | — | 376,750 | 343,085 |
| Long-term Incentives: | | | | | |
| Stock Options (Unvested and Accelerated) | — | 2,411,343 | — | 445,855 | 2,411,343 |
| Service-based Restricted Stock Units (Unvested and Accelerated) | — | 2,488,554 | — | 285,380 | 2,488,554 |
| Performance-based Restricted Stock Units (Unvested and Accelerated) | — | 13,983,610 | — | 6,734,112 | 12,671,715 |
| **Benefits and Perquisites** | | | | | |
| Health Benefit Continuation/COBRA Benefit | — | 47,736 | — | 47,736 | 47,736 |
| **Total** | **—** | **19,307,993** | **—** | **8,917,918** | **20,019,187** |

| Potential Payments to Mr. Varadarajan Upon Termination or Change in Control as of June 30, 2024 | | | | |
| --- | --- | --- | --- | --- |
| | | Involuntary Termination | | |
| | Voluntary Termination ($) | Disability or Death ($) | For Cause ($) | Not for Cause ($) | Change in Control or Acquisition by Lam ($) |
| **Compensation** | | | | | |
| Severance | — | — | — | — | 1,027,500 |
| Short-term Incentive (5-year average) | — | — | — | — | 867,141 |
| Short-term Incentive (pro rata) | — | 342,500 | — | — | 289,047 |
| Long-term Incentives: | | | | | |
| Stock Options (Unvested and Accelerated) | — | 1,688,770 | — | — | 1,688,770 |
| Service-based Restricted Stock Units (Unvested and Accelerated) | — | 3,583,220 | — | — | 3,583,220 |
| Performance-based Restricted Stock Units (Unvested and Accelerated) | — | 12,082,853 | — | — | 10,965,825 |
| **Benefits and Perquisites** | | | | | |
| Health Benefit Continuation/COBRA Benefit | — | 44,441 | — | 44,441 | 44,441 |
| **Total** | **—** | **17,741,784** | **—** | **44,441** | **18,465,944** |

| Potential Payments to Dr. Vahedi Upon Termination or Change in Control as of June 30, 2024 | | | | |
| --- | --- | --- | --- | --- |
| | | Involuntary Termination | | |
| | Voluntary Termination ($) | Disability or Death ($) | For Cause ($) | Not for Cause ($) | Change in Control or Acquisition by Lam ($) |
| **Compensation** | | | | | |
| Severance | — | — | — | — | 900,000 |
| Short-term Incentive (5-year average) | — | — | — | — | 867,718 |
| Short-term Incentive (pro rata) | — | 300,000 | — | — | 289,239 |
| Long-term Incentives: | | | | | |
| Stock Options (Unvested and Accelerated) | — | 1,549,189 | — | — | 1,549,189 |
| Service-based Restricted Stock Units (Unvested and Accelerated) | — | 3,019,914 | — | — | 3,019,914 |
| Performance-based Restricted Stock Units (Unvested and Accelerated) | — | 10,803,968 | — | — | 9,765,739 |
| **Benefits and Perquisites** | | | | | |
| Health Benefit Continuation/Retiree Health Plans | 787,000 | 787,000 | 787,000 | 787,000 | 787,000 |
| **Total** | **787,000** | **16,460,071** | **787,000** | **787,000** | **17,178,799** |

**Elective Deferred Compensation Plan**

As described above in "*Compensation Discussion and Analysis - Primary Components of NEO Compensation; CY2023 Compensation Payouts; CY2024 Compensation Targets and Metrics - Other Benefits Not Available to All Employees - Elective Deferred Compensation Plan*", the Company maintains an Elective Deferred Compensation Plan in which the NEOs are eligible to participate. In addition to the potential payments shown in Figure 54, in the event of a Change in Control (as defined in the Elective Deferred Compensation Plan), all amounts credited to a participating NEO's account (other than amounts contributed through December 31, 2004, and earnings thereon) will be distributed in a lump-sum payment on the first business day of the 18th month following such Change in Control. The balance and applicable amounts of each NEO's account as of the end of fiscal year 2024 are set forth in note 4 to "*Figure 53. Nonqualified Deferred Compensation*". Under the Elective Deferred Compensation Plan, amounts may be withdrawn or distributed from the plan through pre-scheduled payments or upon death, retirement, disability or a separation from service, as elected in advance by the participant in accordance with the terms of the plan.

# CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees (other than our CEO). The fiscal year 2024 annual total compensation of our CEO, Mr. Archer, was $30,135,041, the fiscal year 2024 annual total compensation of our median compensated employee (other than our CEO) was $83,462, and the ratio of these amounts was 361 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

As permitted under the SEC rules, we are using the same median employee identified for purposes of our fiscal year 2023 CEO pay ratio, as we believe the changes to our employee population and employee compensation arrangements since we identified that median employee have not significantly impacted our pay ratio. For purposes of identifying our median compensated employee in fiscal year 2023, we used our global employee population as of June 25, 2023, identified based on our human resources systems of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable annual base salaries determined as of June 25, 2023, the incentive cash target amount payable for service in calendar year 2023, and the approved value of the annual equity awards granted during fiscal year 2023 for our global employee population. We annualized the annual base salary and incentive cash target amounts for all employees who did not work for the entire year. Given its global population, the Company used the foreign currency exchange rates in effect at the end of fiscal year 2023 to determine the annual total direct compensation and therefore the median compensated employee. After identifying our median compensated employee, we then calculated the annual total direct compensation for our median compensated employee for fiscal year 2024 using the same methodology used for our CEO as set forth in the "*Summary Compensation Table*" of this proxy statement.

# Pay Versus Performance

The following disclosure has been prepared in accordance with the pay versus performance disclosure requirements set forth in Item 402(v) of Regulation S-K under the Exchange Act, which requires the presentation of certain information about the relationship between the compensation of our NEOs and our performance. Amounts reported as "Compensation Actually Paid" differ from the compensation amounts disclosed elsewhere in this proxy statement and do not reflect the value of the compensation actually received by the NEOs, including our CEO, who serves as our principal executive officer ("PEO"). For information about how our executive compensation program seeks to align pay with performance, please refer to "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" beginning on page 30.

Figure 55. Pay Versus Performance

| Fiscal Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[1][2] | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1] | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[1][2] | Value of Initial Fixed $100 Investment Based On:[3] | | Net Income ($ in thousands) | Non-GAAP Operating Income as a Percentage of Revenue (%)[5] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Total Shareholder Return ($) | Peer Group Total Shareholder Return ($)[4] | | |
| 2024 | 30,135,041 | 71,745,236 | 6,933,795 | 15,027,121 | 368 | 300 | 3,827,772 | 30.3 |
| 2023 | 18,310,099 | 35,457,770 | 4,654,089 | 8,924,931 | 209 | 190 | 4,510,931 | 30.7 |
| 2022 | 16,941,156 | 10,266,747 | 4,179,804 | 3,029,959 | 152 | 145 | 4,605,286 | 31.3 |
| 2021 | 15,495,736 | 56,855,461 | 4,171,767 | 17,871,377 | 211 | 171 | 3,908,458 | 31.5 |

[1]   Timothy M. Archer was our CEO for each of the years presented. Our other NEOs, other than the CEO, during the years presented were as follows:

- FY 2024: Douglas R. Bettinger, Patrick J. Lord, Seshasayee (Sesha) Varadarajan, and Vahid Vahedi
- FY 2023: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi, and Seshasayee (Sesha) Varadarajan
- FY 2022: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi, and Seshasayee (Sesha) Varadarajan
- FY 2021: Douglas R. Bettinger, Richard A. Gottscho, Patrick J. Lord, and Vahid Vahedi

[2]   The following table presents the amounts deducted from and added to our CEO's total compensation for each year, as well as the average amounts deducted from and added to the average of the total compensation for the other NEOs, other than the CEO, for each year, as reported in the Summary Compensation Table, in order to determine the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other NEOs, in accordance with SEC rules. Neither our CEO nor the other NEOs participated in any defined benefit or actuarial pension plans (including supplemental plans) during the years presented, and no such plans are reported in the Summary Compensation Table. As a result, no information regarding deductions or additions related to pension plans is presented.

For purposes of these adjustments, the fair value of equity awards was determined as follows: (i) for service-based RSUs at fiscal year-end, using the closing price of the Company's common stock on the last trading day preceding the fiscal year-end; (ii) for Market-based PRSUs at fiscal year-end, using a Monte Carlo simulation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; (iii) for service-based RSUs and Market-based PRSUs upon vesting, using the closing price of the Company's common stock on the vesting date; (iv) for stock option awards at fiscal year-end, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; and (v) for stock option awards upon vesting, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the vesting date.

| Adjustments | CEO | | | | Other NEOs (Average) | | | |
|---|---|---|---|---|---|---|---|---|
| | FY 2024 | FY 2023 | FY 2022 | FY2021 | FY 2024 | FY 2023 | FY 2022 | FY2021 |
| **Summary Compensation Table (SCT) Total** | **30,135,041** | **18,310,099** | **16,941,156** | **15,495,736** | **6,933,795** | **4,654,089** | **4,179,804** | **4,171,767** |
| (Deduct): SCT "Stock Awards" column value | (19,847,946) | (11,291,907) | (10,079,176) | (11,071,172) | (4,371,479) | (2,709,589) | (2,122,367) | (2,591,242) |
| (Deduct): SCT "Option Awards" column value | (6,261,433) | (3,643,192) | (2,669,527) | (1,195,482) | (1,160,663) | (737,158) | (510,227) | (295,211) |
| Add: year-end fair value of equity awards granted in the applicable fiscal year that are outstanding and unvested as of the applicable fiscal year-end | 26,917,750 | 18,979,835 | 11,041,230 | 13,042,142 | 4,637,696 | 4,391,629 | 2,280,231 | 3,081,156 |
| Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the applicable fiscal year-end | 30,177,855 | 7,625,472 | (7,109,304) | 27,474,359 | 6,531,859 | 1,681,231 | (1,644,600) | 8,431,240 |
| Add: vesting date fair value of equity awards granted and vested in the applicable fiscal year | — | — | — | — | — | — | — | — |
| Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that vested in the applicable fiscal year | 10,623,969 | 5,477,463 | 2,142,368 | 13,109,878 | 2,455,913 | 1,644,729 | 847,118 | 5,073,667 |
| (Deduct): fair value as of prior year-end of equity awards granted in prior years that failed to vest in the applicable fiscal year | — | — | — | — | — | — | — | — |
| Add: dollar value of dividends/earnings paid on equity awards in the applicable fiscal year | — | — | — | — | — | — | — | — |
| **Compensation Actually Paid** | **71,745,236** | **35,457,770** | **10,266,747** | **56,855,461** | **15,027,121** | **8,924,931** | **3,029,959** | **17,871,377** |

(3) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 26, 2020 through the end of the listed fiscal year, and assuming dividends are reinvested.

(4) The peer group used is the PHLX Semiconductor Sector Total Return Index, which is the same peer group used in Part II, Item 5 of our Form 10-K.

(5) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

## Relationship Between Compensation Actually Paid and Performance

The following graphs present the relationships between: (i) "compensation actually paid" ("CAP"), as disclosed in the Pay Versus Performance table, compared to our total shareholder return ("TSR"); (ii) our TSR compared to the TSR of the PHLX Semiconductor Sector Total Return Index, which is the Company's "peer group" for purposes of the Pay Versus Performance table; (iii) CAP as disclosed in the Pay Versus Performance table compared to our net income; and (iv) CAP as disclosed in the Pay Versus Performance table compared to our non-GAAP operating income as a percentage of revenue[8].

---

[8] Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

# Figure 56. Relationships Between Compensation Actually Paid and Performance and Company TSR and Peer Group TSR



(1) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 26, 2020 through the end of the listed fiscal year, and assuming dividends are reinvested.

(2) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

## Tabular List of Financial Performance Measures

The following table includes an unranked list of the financial performance measures that, in our assessment, represent the most important financial performance measures used by us to link compensation actually paid to our NEOs, for fiscal year 2024, to our performance. For more information about how these measures factor into our executive compensation program, please refer to "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" beginning on page 30.

Figure 57. Financial Performance Measures

| |
|---|
| Non-GAAP operating income as a percentage of revenue (Company-Selected Measure) |
| Relative TSR (defined as the Company's TSR relative to the TSR of the PHLX Semiconductor Sector Total Return Index) |
| Non-GAAP gross margin as a percentage of revenue |

# Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information, as of June 30, 2024, regarding securities authorized for issuance under the Company's equity compensation plans. The Company's equity compensation plans include the 1999 Employee Stock Purchase Plan (the "1999 ESPP") and the 2015 Stock Incentive Plan (the "2015 Plan"), each as amended and as may be amended.

Figure 58. Equity Compensation Plan Information

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1] ($) (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,148,971[2] | 541.10 | 11,975,611[3] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | **1,148,971** | **541.10** | **11,975,611** |

[1]　Weighted-average exercise prices do not include service-based RSUs or Market-based PRSUs, which are settled for no consideration.

[2]　Includes 1,148,971 shares issuable upon service-based RSUs vesting, Market-based PRSUs vesting or stock option exercises under the 2015 Plan. The share total assumes shares will be issued at the maximum vesting amount for outstanding Market-based PRSUs.

[3]　Includes 6,891,996 shares available for future issuance under the 2015 Plan and 5,083,615 shares available for future issuance under the 1999 ESPP. All of the shares available for future issuance under the 1999 ESPP are available to purchase during the current purchase period, but the actual number of shares that can be purchased depends on the purchase price, which is not fixed until the end of the purchase period, and is subject to limits on purchases by individuals. The number of shares that may be purchased by an individual in the current purchase period under the 1999 ESPP cannot exceed 10,000 shares and the total fair market value of shares that can be purchased by an individual during a calendar year cannot exceed $25,000.

# Audit Matters

## Audit Committee Report

The audit committee operates under a written charter adopted by the Board that outlines its purpose and responsibilities. The audit committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to its charter to reflect the evolving role of the audit committee. The charter of the audit committee is available on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

The audit committee is composed entirely of directors who meet the independence requirements of Nasdaq and the SEC, and who otherwise satisfy the requirements for audit committee service imposed by the Exchange Act. Each member of the audit committee is able to read and understand fundamental financial statements as required by the Nasdaq listing standards. Further, the Board has determined that Mr. Cannon and Mss. Mayer and Varon are "audit committee financial experts" as defined in the SEC rules.

The Company's management, audit committee, and independent registered public accounting firm (Ernst & Young LLP) have specific but different responsibilities relating to Lam's financial reporting. Lam's management is responsible for the preparation, presentation, and integrity of financial statements and for the system of internal control and the financial reporting process. Ernst & Young LLP ("EY") has the responsibility to express an opinion on the financial statements and the system of internal control over financial reporting, based on the audit they conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) (the "PCAOB"). The audit committee is responsible for monitoring and overseeing these processes. The audit committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities.

In accordance with applicable law, the audit committee has ultimate authority and responsibility for selecting, compensating, evaluating, and, when appropriate, replacing the Company's independent audit firm, and evaluates its independence. The audit committee has the authority to engage its own outside advisors, including experts as the committee considers necessary to carry out its responsibilities, apart from counsel or advisors hired by management.

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, the audit committee took the following actions:

- Received and discussed the audited financial statements with Company management;
- Discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC;
- Received and discussed the written disclosures and the letter from EY as per applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with EY its independence; and
- Based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the Company's 2024 Annual Report on Form 10-K for the fiscal year ended June 30, 2024 for filing with the SEC.

This Audit Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

**MEMBERS OF THE AUDIT COMMITTEE**
*Sohail U. Ahmed*
*Michael R. Cannon*
*John M. Dineen*
*Bethany J. Mayer*
*Leslie F. Varon (Chair)*

# Relationship with Independent Registered Public Accounting Firm

EY has audited the Company's consolidated financial statements since the Company's inception.

## Annual Evaluation and Selection of Independent Registered Public Accounting Firm

The audit committee annually evaluates the performance of the Company's independent registered public accounting firm, including the senior audit engagement team, and determines whether to reengage the current accounting firm or consider other audit firms. Factors considered by the audit committee in deciding whether to retain EY include: (1) EY's global capabilities to handle the breadth and complexity of the Company's global operations; (2) EY's technical expertise and knowledge of the Company's industry and global operations; (3) the quality and candor of EY's communications with the audit committee and management; (4) EY's independence; (5) the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism; (6) the appropriateness of EY's fees; and (7) EY's tenure as our independent auditor, including the benefits of that tenure, and the controls and processes in place (such as rotation of key partners) that help ensure EY's continued independence in light of such tenure.

## Figure 59. Independent Registered Public Accounting Firm Evaluation and Selection Highlights

### Independence Controls

**Audit Committee Oversight** – Oversight includes regular private sessions with EY, discussions with EY about the scope of its audit and business imperatives, a comprehensive annual evaluation when determining whether to engage EY, and direct involvement by the audit committee and its chair in the selection of a new global coordinating partner in connection with the mandated rotation of this position.

**Limits on Non-Audit Services** – The audit committee preapproves all professional services (including audit services and permissible non-audit services) provided by EY in accordance with its pre-approval policy.

**EY's Internal Independence Process** – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead assurance engagement partner, the global coordinating partner, and other partners on the engagement consistent with independence and rotation requirements established by the PCAOB and SEC.

**Strong Regulatory Framework** – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

### Benefits of Longer Tenure

**Enhanced Audit Quality** – EY's significant institutional knowledge of, and deep expertise in, the Company's semiconductor equipment industry and global business, accounting policies and practices, and internal control over financial reporting enhances audit quality.

**Competitive Fees** – Because of EY's familiarity with the Company and the industry, audit and other fees are competitive with peer independent registered public accounting firms.

**Avoid Costs Associated with New Auditor** – Bringing on a new independent registered public accounting firm would be costly and require a significant time commitment, which could lead to management distractions.

## Fees Billed by Ernst & Young LLP

The table below shows the fees billed by EY for audit and other services provided to the Company in fiscal years 2024 and 2023.

## Figure 60. Fees Billed by Ernst & Young LLP

|  | Fiscal Year 2024 ($) | Fiscal Year 2023 ($) |
|---|---|---|
| Audit Fees[1] | 7,666,615 | 6,084,223 |
| Audit-Related Fees[2] | — | 91,000 |
| Tax Fees[3] | 308,247 | 154,974 |
| All Other Fees[4] | 41,270 | 254,960 |
| **TOTAL** | **8,016,132** | **6,585,157** |

[1]   Audit Fees represent fees for professional services provided in connection with the audits of annual financial statements. Audit Fees also include reviews of quarterly financial statements, audit services related to other statutory or regulatory filings or engagements, and fees related to EY's audit of the effectiveness of the Company's internal control over financial reporting pursuant to section 404 of the Sarbanes-Oxley Act.

(2)     Audit-Related Fees represent fees for assurance and related services that are reasonably related to the audit or review of the Company's financial statements and are not reported above under "Audit Fees". These fees principally include accounting due diligence review associated with business acquisitions.

(3)     Tax Fees represent fees for professional services for tax planning, tax compliance, and review services related to foreign tax compliance and assistance with tax audits and appeals.

(4)     All Other Fees represent fees for permitted services other than the services reported in audit fees, audit-related fees, and tax fees.

The audit committee reviewed summaries of the services provided by EY and the related fees during fiscal year 2024 and has determined that the provision of non-audit services was compatible with maintaining the independence of EY as the Company's independent registered public accounting firm. The audit committee or its delegate approved 100% of the services and related fee amounts for services provided by EY during fiscal year 2024.

## Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

It is the responsibility of the audit committee to approve, in accordance with sections 10A(h) and (i) of the Exchange Act and the rules and regulations of the SEC, all professional services to be provided to us by our independent registered public accounting firm, provided that the audit committee may not approve any non-audit services proscribed by section 10A(g) of the Exchange Act in the absence of an applicable exemption.

It is our policy that the audit committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, consistent with the criteria set forth in the audit committee charter and applicable laws and regulations. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such services, provided that the chair shall report any decisions to pre-approve such services to the full audit committee at its next regular meeting. These services may include audit services, audit-related services, tax services, and other services. Our independent registered public accounting firm and our management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm pursuant to any such pre-approval.

# Certain Relationships and Related Party Transactions

The audit committee is responsible for the review and oversight of all related party transactions required to be disclosed to the public under SEC rules pursuant to its written charter. In addition, the Company maintains a written code of ethics that requires all employees, officers, and directors to act ethically when handling any actual or apparent conflicts of interest in personal and professional relationships and to promptly report any such issues to the Company's legal department.

No family relationships exist as of the date of this proxy statement or existed during fiscal year 2024 among any of our directors and executive officers. The Company participated in one transaction (including employment and compensation associated therewith) since the beginning of fiscal year 2024 in which a director, director nominee, executive officer, or one of their immediate family members had a material interest and the amount involved exceeded $120,000. Specifically, the brother-in-law of Ava Hahn, who served as our Senior Vice President, Chief Legal Officer and Secretary during fiscal year 2024 until her departure in January 2024, Eric Samulon, is employed by the Company as a senior manager of engineering in the Global Products Group. In fiscal year 2024, the aggregate compensation paid to Dr. Samulon, including salary, incentive compensation, long-term incentive awards, and the value of any health and other benefits contributed to or paid for by the Company, was less than $400,000. Dr. Samulon's aggregate compensation is similar to the aggregate compensation of other employees holding equivalent positions.

On January 25, 2024, BlackRock filed an amendment to Schedule 13G reporting the beneficial ownership, together with certain subsidiaries, of 11,777,978 shares of our common stock, or approximately 9.09% of the shares outstanding on September 6, 2024. As a result of beneficially owning more than 5% of our common stock, BlackRock may be deemed to have been a related person of the Company during fiscal year 2024. The Company invests in certain BlackRock money market funds. The Company received approximately $31.7 million in interest and/or dividends from these funds during fiscal year 2024.

# Voting Proposals

## Proposal No. 1: Election of Directors

This first proposal relates to the election to the Board of eleven nominees who are directors of the Company as of the date of this proxy statement. In general, the eleven nominees identified in this proposal who receive the highest number of "for" votes will be elected. However, any nominee who fails to receive affirmative approval from holders of a majority of the votes cast in such nominee's election at the annual meeting, either by proxy or in person, will not be elected to the Board, even if they are among the top eleven nominees in total "for" votes. This requirement reflects the majority vote provisions implemented by the Company in November 2009. The term of office of each person elected as a director will be until the next annual meeting of stockholders, or until their successor is elected and qualified or their earlier resignation or removal.

Unless otherwise instructed, the people named on the proxy card as proxy holders (the "Proxy Holders") will vote the proxies received by them for the eleven nominees named below, each of whom is currently a director of the Company. The proxies cannot be voted for more than eleven nominees, whether or not there are additional nominees. If any nominee of the Company should decline or be unable to serve as a director as of the time of the annual meeting, then unless otherwise instructed, the proxies will be voted for any substitute nominee designated by the then-current Board to fill the vacancy. The Company is not aware of any nominee who will be unable, or will decline, to serve as a director.

The nominees for election or reelection have been nominated for election to the Board in accordance with the criteria and procedures discussed above in "*Governance Matters - Corporate Governance.*"

*Directorship Changes.* As part of its Board refreshment planning, the Board identified the desirability of augmenting its skills and experiences in two areas: (i) by the addition of a member with extensive operational experience in executive management positions and experience leading complex global business organizations, and (ii) by the addition of a member with extensive financial expertise, senior executive management leadership positions, and public company board experience at large public companies with worldwide operations.

The Board identified Ms. Brennan and Mr. Fields as candidates with the involvement of a third-party search firm. Ms. Brennan was selected as a valuable addition to the Board due to her significant executive leadership and public company directorship experience, as well as her extensive experience as the chief financial officer at several major global organizations. In addition, Mr. Fields was selected as a director because of his experience as a former chief executive officer of a global automotive company, and his extensive global management and operations experience, as well as his broad public company board experience.

Over the course of several months, Ms. Brennan and Mr. Fields each met with our chairman, nominating and governance committee chair, members of the nominating and governance committee, additional board members, and our president and CEO, as well as representatives of the Company's executive team. Following those meetings, the nominating and governance committee separately recommended each of Ms. Brennan and Mr. Fields for appointment to the Board. The Board, after discussing each of the recommendations and increasing the size of the Board, appointed both Ms. Brennan and Mr. Fields to the Board, effective August 30, 2024.

*Board Size.* The 11 directors to be elected in this proposal are fewer than the 13 members of the Board as of the date of mailing. As is discussed above in "*Governance Matters − Corporate Governance,*" two of our current directors, Dr. Tsai and Ms. Varon, are concluding their service on the Board on November 4, 2024, and the size of the Board will be reduced to 11 prior to the 2024 annual meeting. The Board would like to thank both Dr. Tsai and Ms. Varon for their dedicated service to the Company.

*Information Regarding Each Nominee.* In addition to the biographical information concerning each nominee's specific experience, attributes, positions, and qualifications and age as of September 6, 2024, we believe that each of our nominees, while serving as a director and/or officer of the Company, has devoted adequate time to the Board and performed their duties with critical attributes such as honesty, integrity, wisdom, and an adherence to high ethical standards. Each nominee has demonstrated strong business acumen, an ability to make independent analytical inquiries, to understand the Company's business environment and to exercise sound judgment, as well as a commitment to the Company and its core values. We believe the nominees have diverse viewpoints, skills, backgrounds, and experiences that will encourage a robust decision-making process for the Board.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE ELEVEN DIRECTOR NOMINEES SET FORTH BELOW.**

## 2024 Nominees for Director



**Sohail U. Ahmed**
Director since 2019
Age 66

**Board Committees:**
- Audit
  - *Member since 2022*
- Compensation and Human Resources
  - *Member: 2020-2022*
- Innovation and Technology
  - *Member since 2024*

### *Experience*

Sohail U. Ahmed is the former Senior Vice President and General Manager of the Technology and Manufacturing Group at Intel Corporation, a leading producer of microchips, computing and communications products, where he was responsible for overseeing the research and development and deployment of next-generation silicon logic technologies for production of future Intel microprocessors. He held that position from January 2015 to October 2018. Immediately prior to that, he was Corporate Vice President and General Manager, Logic Technology Department at Intel from 2004 to January 2015. Mr. Ahmed joined Intel in 1984, working as a process engineer, and held progressive technical and management positions in logic process development.

Mr. Ahmed earned an M.S. degree in chemical engineering from the University of California, Davis, and a B.S. degree in chemical engineering from the University of Southern California.

### *Qualifications*

The Board has concluded that Mr. Ahmed should serve as a director of the Company because of his extensive knowledge and experience acquired as an executive of a major semiconductor manufacturer focused on next-generation silicon logic technologies, his deep knowledge and understanding of semiconductor processing equipment technologies, and his experience as a senior executive of a major Company customer.

### *Key Skills and Experiences*

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Leadership Experience
- Global Business Experience
- Human Capital Management Experience
- Manufacturing/Operations Experience



**Timothy M. Archer**

Director since 2018
Age 57

**Public company directorship in last five years:**

• Johnson Controls International plc

## Experience

Timothy M. Archer has served as the Company's President and Chief Executive Officer since December 5, 2018. Mr. Archer joined the Company in June 2012 as our executive vice president, chief operating officer, and was promoted to president and chief operating officer in January 2018. Prior to joining us, he spent 18 years at Novellus Systems, Inc. in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar integrated circuits.

Mr. Archer has served as a member of the board of directors of Johnson Controls International public limited company, a global provider of building technology, software, and services, since March 2024, where he is a member of the compensation and talent development committee. He also serves on the International Board of Directors for SEMI, the global industry association representing the electronics manufacturing and design supply chain. From 2020 to 2022, Mr. Archer served as chairman of the board for the National GEM Consortium, a nonprofit organization that is dedicated to increasing the participation of underrepresented groups at the master's and doctoral levels in engineering and science.

Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

## Qualifications

The Board has concluded that Mr. Archer should serve as a director of the Company because of his strong leadership; his knowledge and experience acquired from his current service as President, Chief Executive Officer and a director of the Company, and his past service as President and Chief Operating Officer, and as Executive Vice President and Chief Operating Officer of the Company; his deep knowledge and understanding of semiconductor processing equipment technologies; his understanding of our customers' markets and needs; and his mergers and acquisitions experience.

## Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**Eric K. Brandt**
Director since 2010
Age 62

**Board Committees:**
- Audit
  - *Chair: 2014-2020*
  - *Member: 2010-2014*
- Compensation and Human Resources
  - *Chair since 2020*
- Nominating and Governance
  - *Member since 2019*

**Public company directorships in last five years:**
- Option Care Health, Inc.
- Gen Digital Inc.
- The Macerich Company
- Dentsply Sirona Inc. (former)
- Altaba Inc. (former)

### Experience

Eric K. Brandt is the former Executive Vice President and Chief Financial Officer of Broadcom Corporation, a global supplier of semiconductor devices, a position he held from March 2007 until its merger with Avago Technologies Limited in February 2016. From September 2005 to March 2007, Mr. Brandt served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc., a pharmaceutical company. Prior to Avanir Pharmaceuticals, Mr. Brandt was Executive Vice President-Finance and Technical Operations and Chief Financial Officer of Allergan Inc., a global specialty pharmaceutical company, where he also held a number of other senior positions following his arrival there in May 1999.

Mr. Brandt has served as a member of the board of directors of: Option Care Health, Inc., a health provider of home and alternate site infusion services, since May 2024, where he serves as a member of the compensation committee and the finance and investment committee; Gen Digital Inc. (formerly NortonLifeLock, Inc.), a consumer cyber security provider, since February 2020, where he is the chair of the audit committee; The Macerich Company, a real estate investment trust focused on regional malls, since June 2018, where he is the chair of the capital allocation committee and a member of the compensation committee; and Altaba Inc. (formerly Yahoo! Inc.), a private company that remained, and was subsequently renamed, following the completion of Yahoo!'s sale of its operating businesses in June 2017 (and which is in the process of a stockholder approved plan of dissolution and liquidation), since its inception, where he is the lead independent director and chair of the audit committee, and has served as chairman of the board, chair of the nominating and governance committee, and a member of the compensation committee.

He previously served on the board of directors of: Dentsply Sirona Inc. (formerly Dentsply International, Inc.), a manufacturer and distributor of dental product solutions, from 2004 to 2024, where he was the non-executive chairman of the board, chair of the executive committee, and served as a member of the corporate governance and nominating committee, the human resources committee, and the audit and finance committee; MC10, Inc., a privately-held medical device Internet of Things (IoT) company, from March 2016 until February 2018, where he was chair of the compensation committee and governance committee; Yahoo! Inc., a digital information discovery company, from March 2016 to June 2017, where he was chairman of the board and chair of the audit and finance committee; Vertex Pharmaceuticals, Inc., a pharmaceutical company, from 2002 to 2009, where he was chair of the audit committee, and a member of the nominating and governance committee; and Avanir Pharmaceuticals from 2005 to 2007.

Mr. Brandt earned an M.B.A. degree from the Harvard Graduate School of Business and a B.S. degree in chemical engineering from the Massachusetts Institute of Technology.

### Qualifications

The Board has concluded that Mr. Brandt should serve as a director of the Company because of his financial expertise including as a former chief financial officer of a publicly traded company that is a customer of our customers; his knowledge of and experience in the semiconductor industry and other technology industries; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as an audit committee member and chair, a compensation committee member, and a nominating and governance committee member and chair; and his cybersecurity expertise.

### Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**Ita M. Brennan**
Director since 2024
Age 57

**Public company directorships in last five years:**
- Planet Labs PBC
- Cadence Design Systems, Inc.
- LogMeIn, Inc. (former)

## Experience

Ita M. Brennan is the former Senior Vice President, Chief Financial Officer of Arista Networks, Inc., a cloud networking solutions company, a position she held from May 2015 to February 2024. Over her career, Ms. Brennan has held several key finance roles. From March 2014 to May 2015, she served as Chief Financial Officer of QuantumScape Corporation, a battery manufacturing company. Prior to joining QuantumScape, she served as the Chief Financial Officer of Infinera Corporation, a telecommunications equipment company, from July 2006 to February 2014, and as Vice President of Finance and Corporate Controller from July 2006 to July 2010. From 1997 to 2006, Ms. Brennan held various roles at Maxtor Corporation, an information storage solutions company, including Vice President of Finance for the company's worldwide operations.

Ms. Brennan has served as a member of the board of directors of: Planet Labs PBC, an earth imaging company, since June 2021, where she serves as the chair of the audit committee; and Cadence Design Systems, Inc., a computational software company, since March 2020, where she serves as the chair of the corporate governance and nominating committee and a member of the audit committee.

She previously served on the board of directors of LogMeIn, Inc., a provider of web-based remote access software and services, from November 2018 to September 2020, where she served as a member of the audit committee.

Ms. Brennan studied accounting, finance, and management at the Institute of Chartered Accountants in Ireland, qualifying as a chartered accountant and fellow of the institute. In addition, Ms. Brennan is a public accounting alumna of Deloitte & Touche, having worked at the firm in both Ireland and the U.S.

## Qualifications

The Board has concluded that Ms. Brennan should serve as a director of the Company because of her extensive financial and accounting expertise; her executive leadership experience from her roles as chief financial officer and other finance positions at companies in the technology industry; and her extensive board experience as a director on other public company boards, including service on audit and governance and nominating committees.

## Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Risk Management Experience



**Michael R. Cannon**
Director since 2011
Age 71

**Board Committees:**
- Audit
  - *Member since 2013*
- Compensation and Human Resources
  - *Member: 2011-2013*
- Nominating and Governance
  - *Chair since 2019*
  - *Member: 2011-2019*

**Public company directorships in last five years:**
- Seagate Technology Holdings plc
- Dialog Semiconductor Plc (former)

## Experience

Michael R. Cannon is the General Partner of MRC & LBC Partners, LLC, a private management consulting company. From February 2007 until his retirement in January 2009, Mr. Cannon served as President of Global Operations of Dell Inc., a computer systems manufacturer and services provider; and from January 2009 to January 2011, he served as a consultant to Dell. Prior to joining Dell, he was President and Chief Executive Officer of Solectron Corporation, an electronic manufacturing services company, from January 2003 to February 2007. From July 1996 to January 2003, Mr. Cannon served as President and Chief Executive Officer of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at International Business Machines Corp. (IBM), a global services, software and systems company.

Mr. Cannon has served as a member of the board of directors of Seagate Technology Holdings public limited company, a disk drive and storage solutions company, since February 2011, where he became chairman of the board in July 2020, is a member of the nominating and corporate governance committee and the compensation and people committee, and has served as lead independent director, as the chair of the nominating and corporate governance committee, and as a member of the audit and finance committees.

He previously served on the board of directors of Dialog Semiconductor Plc, a mixed signal integrated circuits company, from February 2013 until it was acquired in August 2021, where he served as the chair of the remuneration committee and as a member of the nomination committee; Adobe Systems Inc., a diversified software company, from December 2003 to April 2016, where he had been a member of the audit committee and chair of the compensation committee; Elster Group SE, a precision metering and smart grid technology company, from October 2010 until the company was acquired in August 2012; Solectron Corporation, an electronic manufacturing services company, from January 2003 to January 2007; and Maxtor Corporation, a disk drive and storage solutions company, from July 1996 until Seagate acquired Maxtor in May 2006.

Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at the Harvard Graduate School of Business.

## Qualifications

The Board has concluded that Mr. Cannon should serve as a director of the Company because of his industry knowledge; his marketing experience; his experience as President at a public corporation that is a customer of our customers; his finance experience; his 20 years of international business experience; his experience with mergers and acquisitions; and his extensive board experience as a director on other public company boards, including service on audit, compensation and nominating and governance committees.

### Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**John M. Dineen**
Director since 2023
Age 61

**Board Committee:**
• Audit
  ○ *Member since 2023*

**Public company directorships in last five years:**
• Cognizant Technology Solutions Corporation
• Syneos Health, Inc. (former)
• Merrimack Pharmaceuticals, Inc. (former)

## *Experience*

John M. Dineen served as an Operating Advisor at Clayton, Dubilier & Rice LLC, a private equity investment firm, from January 2015 to December 2022. Previously, Mr. Dineen served in various senior leadership roles at General Electric Company (GE), a global digital industrial company, from 1986 to 2014, where he managed several key business divisions of GE. Most recently, from 2008 to 2014, he was president and chief executive officer of London-based GE Healthcare, a leading provider of medical imaging, diagnostics, and other health information technology. Before that, he served as president and chief executive officer of GE Transportation from 2005 to 2008. In addition, he served in several international management roles in Asia and Europe during his time at GE.

Mr. Dineen has served as a member of the boards of directors of: Cognizant Technology Solutions Corporation, a professional services company, since April 2017, where he is the chair of the finance and strategy committee and a member of the audit committee and has served as a member of the nominating, governance, and public affairs committee; Carestream Dental LLC, a privately-held provider of digital imaging, software, and practice management solutions for dental practitioners, where he has served as the chair of the board since April 2017; and Healogics, Inc., a privately-held provider of advanced wound care, since June 2015.

He previously served on the boards of directors of: Syneos Health, Inc., a fully integrated biopharmaceutical solutions company, from December 2018 to September 2023, where he served as the chair of the board; Merrimack Pharmaceuticals, Inc., a pharmaceutical company specializing in the development of drugs for the treatment of cancer, from June 2015 to October 2019, where he served as the chair of the organization and compensation committee; and Torque Therapeutics, Inc., a privately-held developer of immunotherapies to address cancers, that was since combined with Cogen Immune Medicine and renamed Repertoire Immune Medicines, from January 2016 to December 2019.

Mr. Dineen earned a B.S. degree in computer science and biological sciences from the University of Vermont.

## *Qualifications*

The Board has concluded that Mr. Dineen should serve as a director of the Company because of his leadership skills and his extensive global management and operations experience across several industries, including healthcare, technology, and international management, and his board governance experience from service on public company boards with global operations.

## *Key Skills and Experiences*

- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**Mark Fields**
Director since 2024
Age 63

**Public company directorships in last five years:**

- Hertz Global Holdings, Inc.
- QUALCOMM Incorporated
- TPG Pace Beneficial II Corp. (former)
- TPG Pace Solutions Corp. (former)

## *Experience*

Mr. Fields has served as a Senior Advisor at TPG Capital LP, a global alternative asset firm, since October 2017. From October 2021 to February 2022, he served as Interim Chief Executive Officer of Hertz Global Holdings, Inc., which operates the Hertz, Thrifty and Dollar rental car brands. Prior to Hertz Global Holdings, Inc., Mr. Fields served as President and Chief Executive Officer of Ford Motor Company, an automotive company, from July 2014 to May 2017, and as Chief Operating Officer from December 2012 to July 2014. He joined Ford in 1989 and served in various leadership positions throughout his tenure, including as Executive Vice President and President, Americas; Executive Vice President and Chief Executive Officer, Ford of Europe and Premier Automotive Group; Chairman and Chief Executive Officer, Premier Automotive Group; and President and Chief Executive Officer, Mazda Motor Corporation.

He has served as a member of the board of directors of: Hertz Global Holdings, Inc. since June 2021; QUALCOMM Incorporated, a semiconductors, software, and services company, since June 2018, where he is a member of the audit committee; Tanium Inc., a privately-held cybersecurity and systems management company, where he has served as the lead independent director since September 2020; Planview, Inc., a privately-held global enterprise software company, since April 2022; and Boomi, LP, a privately-held software company, since September 2022.

Mr. Fields previously served on the board of directors of: TPG Pace Beneficial II Corp. from April 2021 to April 2023; TPG Pace Solutions Corp from April 2021 to December 2021; Ford Motor Company from July 2014 to May 2017; and IBM Corporation from March 2016 to April 2018.

Mr. Fields earned a B.A. in Economics from Rutgers University and an M.B.A. degree from Harvard Business School.

## *Qualifications*

The Board has concluded that Mr. Fields should serve as a director of the Company because of his extensive operational experience in executive management positions in the automotive industry, including leading complex global business organizations; his extensive experience serving on other public company boards; and his designation as an audit committee financial expert.

### *Key Skills and Experiences*

- Industry Knowledge
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**Ho Kyu Kang**
Director since 2023
Age 62

**Board Committee:**
- Innovation and Technology
  - *Chair since 2024*

## *Experience*

Ho Kyu Kang has served as a Professor in the Department of Systems Semiconductor Engineering at Yonsei University since March 2021. Prior to his current position, Dr. Kang served as Executive Vice President and Head of Research at the Semiconductor R&D Center of Samsung Electronics Co., Ltd., (Samsung), a manufacturer of consumer electronics, information technology and mobile communications products, and semiconductor devices, from 2017 to 2021. Before that, he served as Executive Vice President and leader of process development at the Semiconductor R&D Center from 2015 to 2017, as Senior Vice President and team leader from 2010 to 2015, and as Vice President responsible for the system large-scale integration process architecture team and advanced technology development from 2003 to 2010. Dr. Kang joined Samsung as a research and development engineer in 1985. He is the author or co-author of numerous international papers.

Dr. Kang previously served on the boards of directors of: the Semiconductor Research Corporation (SRC), a U.S.-based, non-profit, multinational research and development consortium, from 2017 to 2020; SEMATECH, a U.S.-based, non-profit, multinational research and development consortium, from 2010 to 2015.

Dr. Kang earned a Ph.D. in material science and engineering from Stanford University, a M.S. degree in material science and engineering from Korea Advanced Institute of Science and Technology (KAIST), and a B.S. degree in metallurgical engineering from Hanyang University.

## *Qualifications*

The Board has concluded that Dr. Kang should serve as a director of the Company because of his decades of experience in semiconductor engineering and development; his extensive knowledge and experience acquired as an executive of a major semiconductor manufacturer; his deep knowledge and understanding of the semiconductor equipment industry and technologies; and his experience as a senior executive of Samsung, a major company customer.

## *Key Skills and Experiences*

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Leadership Experience
- Global Business Experience
- Manufacturing/Operations Experience



**Bethany J. Mayer**
Director since 2019
Age 62

**Board Committees:**
- Audit
  - *Member since 2019*
- Innovation and Technology
  - *Member since 2024*
- Nominating and Governance
  - *Member since 2022*

**Public company directorships in last five years:**
- Astera Labs, Inc.
- Box, Inc.
- Hewlett Packard Enterprise Company
- Marvell Technology Group Ltd. (former)
- Sempra (former)

## Experience

Bethany J. Mayer has served as an Executive Advisor of Siris Capital Group LLC, a private equity firm, since May 2021, where she previously served as an Executive Partner from January 2018 to April 2021. She was the Executive Vice President, Corporate Development and Technology of Sempra Energy, an energy services holding company, from November 2018 to January 2019. From September 2014 to December 2017, Ms. Mayer was the President and Chief Executive Officer of Ixia, a test, visibility, security solutions, network testing tools and virtual network security solutions provider for applications across physical and virtual networks that was ultimately acquired by Keysight Technologies in 2017. From May 2011 to May 2014, Ms. Mayer served as Senior Vice President and General Manager of Hewlett-Packard Company's (HP) Networking business unit and the Network Function Virtualization business unit. From 2010 until 2011, she served as Vice President, Worldwide Marketing and Alliances of HP's Enterprise Servers Storage and Networking Group. Prior to joining HP, she held leadership roles at Blue Coat Systems, Inc., a hardware, software, and services provider for cybersecurity and network management; Cisco Systems, Inc., an internet technology company; and Apple Computer, Inc., a technology company.

She has served as a member of the boards of directors of: Astera Labs, Inc., a semiconductor-based connectivity solutions for AI and cloud infrastructure company, since June 2024, where she is a member of the audit committee; Hewlett Packard Enterprise Company, a multinational information technology company, since June 2023, where she is a member of the audit committee and a member of the technology committee; Celestial AI, a privately-held software computing and memory company, since April 2023; Box, Inc., a cloud content management and file sharing service for businesses, since April 2020, where she is the chair of the board, chair of the compensation committee, and was a member of the operating committee; and Electronics for Imaging Inc., a privately held print technology company, since July 2019.

Ms. Mayer previously served on the boards of directors of: Ambri Inc., a battery manufacturing company, from November 2022 to July 2024; Marvell Technology Group Ltd, a infrastructure semiconductor solutions company, from May 2018 to June 2022, where she was a member of the executive compensation committee, nominating and governance committee, and audit committee; Pulse Secure, LLC, a privately-held provider of access and mobile security solutions to both enterprises and service providers, from September 2019 to December 2020, where she was the chairperson of the board, and previously served as a member from January 2018 to November 2018; Sempra from June 2019 to September 2024 after serving from February 2017 to November 2018, where she has previously served as the chair of the safety, sustainability and technology committee and a member of the executive committee and the audit committee; SnapRoute, Inc., a privately-held developer of open source network stacks for enterprises, from May 2018 to July 2019; DataStax, Inc., a privately-held database software provider for cloud applications, from May 2018 to April 2019; Delphi Automotive PLC, an auto parts supplier, from August 2015 to April 2016; and Ixia from September 2014 to December 2017.

Ms. Mayer earned an M.S. degree in Cybersecurity Risk and Strategy from New York University, an M.B.A. degree from CSU-Monterey Bay and a B.S. degree in political science from Santa Clara University.

## Qualifications

The Board has concluded that Ms. Mayer should serve as a director of the Company because of her leadership skills and her experience in operational roles at companies in various technology industries, including networks, network management, servers, security solutions, cybersecurity, and internet technology; and her board governance experience from service on other boards.

## Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



**Jyoti K. Mehra**
Director since 2021
Age 48

**Board Committee:**
- Compensation and
  Human Resources
  ◦ *Member since 2022*

## *Experience*

Jyoti K. Mehra has served as the Executive Vice President of Human Resources of Gilead Sciences, Inc., a biopharmaceutical company, since July 2019. She previously served as Vice President of Human Resources of Gilead from October 2017 to July 2019. Prior to joining Gilead, she held positions of increasing responsibility with Novartis Pharmaceuticals Corporation, a pharmaceutical company, and its affiliates, from 2005 through October 2017, most recently as Vice President of Human Resources of Novartis from July 2014 to October 2017.

Ms. Mehra earned an M.A. degree in politics from Jawaharlal Nehru University, and a B.A. degree in political science from Delhi University.

## *Qualifications*

The Board has concluded that Ms. Mehra should serve as a director of the Company because of her leadership and international business experience in a high-technology industry; her substantial human capital and talent development experience, including experience as the head of human resources of a public company with global operations; her governance experience; and her cybersecurity experience.

## *Key Skills and Experiences*

- Leadership Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience



**Abhijit Y. Talwalkar**
Chairman
Director since 2011
Age 60

**Board Committees:**
- Compensation and Human Resources
  - *Chair: 2012-2015*
  - *Member since 2015, previously 2011-2012*
- Innovation and Technology
  - *Member since 2024*
- Nominating and Governance
  - *Chair: 2015-2019*
  - *Member since 2019, previously 2015-2015, 2011-2014*

**Public company directorships in last five years:**
- Advanced Micro Devices Inc.
- iRhythm Technologies Inc.
- TE Connectivity Ltd.

## *Experience*

Abhijit Y. Talwalkar is the former President and Chief Executive Officer of LSI Corporation, a leading provider of silicon, systems and software technologies for the storage and networking markets, a position he held from May 2005 until the completion of LSI's merger with Avago Technologies in May 2014. From 1993 to 2005, Mr. Talwalkar was employed by Intel Corporation, a leading producer of microchips, computing and communications products. At Intel, he held a number of senior management positions, including as Corporate Vice President and Co-General Manager of the Digital Enterprise Group, which was comprised of Intel's business client, server, storage and communications business, and as Vice President and General Manager for the Intel Enterprise Platform Group, where he focused on developing, marketing, and supporting Intel business strategies for enterprise computing. Prior to joining Intel, Mr. Talwalkar held senior engineering and marketing positions at Sequent Computer Systems, a multiprocessing computer systems design and manufacturer that later became a part of IBM; Bipolar Integrated Technology, Inc., a very-large-scale integration (VLSI) bipolar semiconductor company; and Lattice Semiconductor Inc., a service driven developer of programmable design solutions widely used in semiconductor components.

Mr. Talwalkar has served as a member of the board of directors of: Advanced Micro Devices Inc., a developer of high performance computing, graphics and visualization technologies, since June 2017, where he is a member of the compensation and leadership resources committee, chair of the innovation and technology committee and has served as a member of the nominating and corporate governance committee and the innovation and technology committee; TE Connectivity Ltd, a connectivity and sensor solutions company, since March 2017, where he is the chair of the management development and compensation committee and has served as a member of the audit committee; and iRhythm Technologies Inc., digital health care solutions company, since May 2016, where he is the chairman of the board and a member of the compensation and human capital management committee and the nominating and corporate governance committee, and has served as a member of the audit committee.

He previously served as a member of the board of directors of LSI from May 2005 to May 2014 and the U.S. Semiconductor Industry Association from May 2005 to May 2014. He was additionally a member of the U.S. delegation for World Semiconductor Council proceedings.

Mr. Talwalkar earned a B.S. degree in electrical engineering from Oregon State University.

## *Qualifications*

The Board has concluded that Mr. Talwalkar should serve as a director of the Company because of his experience in the semiconductor industry, including as the former chief executive officer of a semiconductor company and his previous role in the semiconductor industry's trade association; his technology experience; his business and operations leadership roles at other semiconductor companies that include a customer of the Company; his finance experience; his global business experience; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as chairman of another board; and his cybersecurity expertise.

## *Key Skills and Experiences*

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience

# Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation, or "Say on Pay"

Section 14A of the Exchange Act enables the Company's stockholders to vote to approve, on an advisory or non-binding basis, our named executive officer compensation, as disclosed in this proxy statement in accordance with SEC rules. Although the vote is advisory and is not binding on us or on our Board, our compensation and human resources committee and, as appropriate, our Board, will take into account the outcome of the vote when considering future executive compensation decisions and will evaluate whether any actions are necessary to address stockholder concerns.

We believe that our compensation philosophy has allowed us to attract, retain, and motivate qualified executive officers who have contributed to our success. For more information regarding the compensation of our named executive officers, our compensation philosophy, our 2023 Say on Pay results and our response, we encourage you to read the section of this proxy statement entitled "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis*," the compensation tables, and the narrative following the compensation tables for a more detailed discussion of our compensation policies and practices.

We are asking for stockholder approval, on an advisory or non-binding basis, of the following resolution:

'**RESOLVED**, that the stockholders of Lam Research Corporation (the Company) hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the "*Compensation Discussion and Analysis*," the compensation tables, and any related narrative disclosure included in the proxy statement.'

Each proxy received by the Proxy Holders will be voted "FOR" the advisory vote to approve the compensation of our named executive officers, unless the stockholder provides other instructions.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We provide for annual advisory votes to approve the compensation of our named executive officers. Unless modified, the next advisory vote to approve our named executive officer compensation will be at the 2025 annual meeting.

Stockholder approval of Proposal No. 2 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY OR NON-BINDING BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.**

# Proposal No. 3: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2025

Stockholders are being asked to ratify the appointment of EY as the Company's independent registered public accounting firm for fiscal year 2025. Although the audit committee has the sole authority to appoint the Company's independent registered public accounting firm, as a matter of good corporate governance, the Board submits its selection to our stockholders for ratification. If the stockholders do not ratify the appointment of EY, the audit committee will contemplate whether to reconsider the appointment. Even if the stockholders ratify the appointment, the audit committee may, in its discretion, appoint a different independent auditor at any time if it determines that such change would be in the Company's best interests and in the best interests of our stockholders. EY has been the Company's independent registered public accounting firm (independent auditor) since fiscal year 1981.

Each proxy received by the Proxy Holders will be voted "FOR" the ratification of the appointment of EY, unless the stockholder provides other instructions.

Our audit committee meets periodically with EY to review both audit and non-audit services performed by EY, as well as the fees charged for those services. Among other things, the committee examines the effect that the performance of non-audit services, if any, may have upon the independence of the independent registered public accounting firm. All professional services provided by EY, including non-audit services, if any, are subject to approval by the audit committee in accordance with applicable securities laws, rules, and regulations. For more information, see "*Audit Matters - Audit Committee Report*" and "*Audit Matters - Relationship with Independent Registered Public Accounting Firm*" above.

A representative of EY is expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire. The representative will also be available to respond to appropriate questions from the stockholders.

Stockholder approval of Proposal No. 3 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025.**

# Other Voting Matters

We are not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, the Proxy Holders intend to vote the shares they represent as the Board may recommend or, if the Board does not make a recommendation, as the Proxy Holders decide in their reasonable judgment. It is important that your stock holdings be represented at the meeting, regardless of the number of shares you hold. We urge you to complete and return the accompanying proxy card in the enclosed envelope, or vote your shares by telephone or internet, as described in the materials accompanying this proxy statement.

# Voting and Meeting Information

## Information Concerning Solicitation and Voting

Our Board solicits your proxy for the 2024 Annual Meeting of Stockholders and any adjournment or postponement of the meeting, for the purposes described in the ''*Notice of 2024 Annual Meeting of Stockholders.*'' The sections below show important details about the annual meeting and voting.

### Record Date

Only stockholders of record at the close of business on September 6, 2024 (the ''Record Date'') are entitled to receive notice of and to vote at the annual meeting.

Our contemplated 10-for-1 forward split of our common stock, which is expected to become effective at 5:00 p.m. Eastern Time on October 2, 2024, will have no impact on voting at the annual meeting.

### Shares Outstanding

As of the Record Date, 129,611,472 shares of common stock were outstanding.

### Quorum

Stockholders who hold shares representing a majority of our shares of common stock outstanding and entitled to vote on the Record Date must be present in person or represented by proxy to constitute a quorum. A quorum is required to transact business at the annual meeting. Virtual attendance at the annual meeting constitutes presence in person for purposes of a quorum at the annual meeting.

### Inspector of Elections

The Company will appoint an inspector of elections to determine whether a quorum is present. The inspector will also tabulate the votes cast at the annual meeting, whether cast in person or by proxy.

### Voting by Proxy

Stockholders may direct the Proxy Holders on how to cast votes on their behalf by internet, telephone, or mail, per the instructions on the accompanying proxy card.

### Voting at the Meeting

This year's annual meeting will be a virtual meeting. Stockholders of record may vote electronically during the meeting by visiting the meeting website at *virtualshareholdermeeting.com/LRCX2024*. To vote during the meeting, a stockholder will need the 16-digit control number included on their Notice of Internet Access or proxy card. A beneficial owner of shares (i.e., an owner who is not the record holder of their shares) should refer to the voting instructions provided by the beneficial owner's brokerage firm, bank, or other stockholder of record holding such shares for the beneficial owner. Voting electronically during the meeting by a stockholder as described here will replace any previous votes of that stockholder submitted by proxy.

### Changing Your Vote

Stockholders of record may change their votes by revoking their proxies at any time before the polls close by (1) submitting a later-dated proxy by the internet, telephone or mail, or (2) submitting a vote electronically during the annual meeting. Before the annual meeting, stockholders of record may also deliver voting instructions to: Lam Research Corporation, Attention: Secretary, 4650 Cushing Parkway, Fremont, California 94538. If a beneficial owner holds shares through a bank or brokerage firm, or another stockholder of record, the beneficial owner must contact the stockholder of record in order to revoke any prior voting instructions.

### Voting Instructions

If a stockholder completes and submits proxy voting instructions, the Proxy Holders will follow the stockholder's instructions. If a stockholder votes by means of the proxy solicited by this proxy statement and does not instruct the Proxy Holders how to vote, the Proxy Holders will vote: ''FOR'' all individuals nominated by the Board; ''FOR'' approval, on an advisory basis, of our named executive officer compensation; and ''FOR'' the ratification of EY as the Company's independent registered public accounting firm for fiscal year 2025. The Proxy Holders will vote on any other matters properly presented at the annual meeting in accordance with their best judgment.

## Voting on Proposals

Pursuant to Proposal No. 1, Board members will be elected at the annual meeting to fill eleven seats on the Board to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified, under a "majority vote" standard. The majority voting standard means that, even though there are eleven nominees in total for the eleven Board seats, a nominee will be elected only if they receive an affirmative "for" vote from stockholders owning, as of the Record Date, at least a majority of the shares present and voted at the meeting in such nominee's election by proxy or in person. If an incumbent fails to receive the required majority, their previously submitted resignation will be promptly considered by the Board. Each stockholder may cast one vote ("for", "against," or "abstain"), per share held, for each of the eleven nominees. Stockholders may not cumulate votes in the election of directors.

Each share is entitled to one vote on Proposals No. 2 and 3. Votes may be cast "for," "against," or "abstain" on Proposals No. 2 and 3. Approval of Proposals No. 2 and 3 requires the affirmative vote of a majority of the shares of common stock having voting power present, in person or represented by proxy, at the meeting.

## Effect of Abstentions and Broker Non-Votes

Shares voted "abstain" and broker non-votes (shares held by brokers that do not receive voting instructions from the beneficial owner of the shares, and do not have discretionary authority to vote on a matter) will be counted as present for purposes of determining whether we have a quorum. For purposes of voting results, abstentions will have no effect with respect to the election of directors but will have the effect of "against" votes with respect to other proposals, and broker non-votes will not be counted with respect to any proposal.

## Voting by 401(k) Plan Participants

Participants in Lam's Savings Plus Plan, Lam Research 401(k) (the "401(k) Plan") who held Lam common stock in their personal 401(k) Plan accounts as of the Record Date, will receive this proxy statement, so that each participant may vote, by proxy, their interest in Lam's common stock as held by the 401(k) Plan. The 401(k) Plan trustee will aggregate and vote proxies in accordance with the instructions in the proxies of employee participants that it receives.

## Voting Results

We will announce preliminary results at the annual meeting. We will report final voting results at *investor.lamresearch.com* and in a Form 8-K to be filed shortly after the annual meeting.

## Availability of Proxy Materials

Beginning on September 25, 2024, this proxy statement and the accompanying proxy card and 2024 Annual Report on Form 10-K to Stockholders will be mailed to stockholders entitled to vote at the annual meeting who have designated a preference for a printed copy. Stockholders who previously chose to receive proxy materials electronically were sent an email with instructions on how to access this year's proxy materials and the proxy voting site.

We have also provided our stockholders access to our proxy materials over the internet in accordance with rules and regulations adopted by the SEC. These materials are available on our website at *investor.lamresearch.com*. We will furnish, without charge, a printed copy of these materials and our 2024 Annual Report (including exhibits) on request by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538), or by email (to *investor.relations@lamresearch.com*).

A Notice of Internet Availability of Proxy Materials will be mailed beginning on September 25, 2024 to all stockholders entitled to vote at the meeting. The notice will have instructions for stockholders on how to access our proxy materials through the internet and how to request that a printed copy of the proxy materials be mailed to them. The notice will also have instructions on how to elect to receive all future proxy materials electronically or in printed form. If you choose to receive future proxy materials electronically, you will receive an email each year with instructions on how to access the proxy materials and proxy voting site.

## Proxy Solicitation Costs

The Company will bear the cost of all proxy solicitation activities. Our directors, officers and other employees may solicit proxies personally or by telephone, email or other communication means, without any cost to Lam Research. We are required to request that brokers and nominees who hold stock in their names furnish our proxy materials to the beneficial owners of the stock, and we must reimburse these brokers and nominees for the expenses of doing so in accordance with statutory fee schedules.

# Other Meeting Information

## Annual Meeting Admission

All stockholders entitled to vote as of the Record Date are entitled to attend the annual meeting virtually. Stockholders of record may attend the meeting by visiting the meeting website at *virtualshareholdermeeting.com/LRCX2024*. To attend, a stockholder will need the 16-digit control number included on their Notice of Internet Access or proxy card. A beneficial owner of shares (i.e., an owner who is not the record holder of their shares) who wishes to attend the meeting should refer to the instructions provided by the beneficial owner's brokerage firm, bank, or other stockholder of record holding such shares for the beneficial owner.

## Asking Questions

Stockholders who wish to submit a question during the annual meeting may log into the virtual meeting platform at *virtualshareholdermeeting.com/LRCX2024*, beginning at 9:00 a.m. Pacific Time on November 5, 2024, type their question where indicated, and click to submit.

We ask that you limit your questions to those that are relevant to the annual meeting or our business. Questions may not be addressed if they are, among other things, irrelevant to our business, related to pending or threatened litigation, disorderly, or repetitious of statements already made. In addition, questions may be grouped by topic by our management. Questions will be addressed during the appropriate portions of the meeting, and we may also respond by posting answers on our website after the annual meeting.

## Stockholder Accounts Sharing the Same Last Name and Address; Stockholders Holding Multiple Accounts

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Lam Research stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our proxy statement and annual report unless one of the stockholders notifies our investor relations department that one or more of them want to receive separate copies. This procedure reduces duplicate mailings and therefore saves printing and mailing costs, as well as natural resources. Stockholders who participate in householding will continue to have access to all proxy materials at *investor.lamresearch.com*, as well as the ability to submit separate proxy voting instructions for each account through the internet or by telephone.

Stockholders holding multiple accounts of Lam common stock may request separate copies of the proxy materials by contacting us by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538) or by email (to *investor.relations@lamresearch.com*). Stockholders may also contact us by telephone, mail or email to request consolidation of proxy materials mailed to multiple accounts at the same address.

## Stockholder-Initiated Proposals and Nominations for 2025 Annual Meeting

*Proposals submitted under SEC rules for inclusion in the Company's proxy statement.* Stockholder-initiated proposals (other than director nominations) may be eligible for inclusion in our proxy statement for next year's 2025 annual meeting of stockholders (in accordance with SEC Rule 14a-8) and for consideration at the 2025 annual meeting of stockholders. The Company must receive a stockholder proposal no later than May 28, 2025 for the proposal to be eligible for inclusion. Any stockholder interested in submitting a proposal or nomination is advised to contact legal counsel familiar with the detailed securities law requirements for submitting proposals or nominations for inclusion in a company's proxy statement.

*Proposed nominations of directors under Company bylaws for Proxy Access.* Our bylaws provide for "Proxy Access." Pursuant to the Proxy Access provisions of our bylaws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years can nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholders and the nominees satisfy the requirements specified in our bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2025 annual meeting of stockholders pursuant to Proxy Access, all of the information required by our bylaws must be received by the Secretary of the Company no earlier than April 28, 2025, and no later than May 28, 2025.

*Proposals and nominations under Company bylaws for presentation at the annual meeting but for which the proponent does not seek to include materials in our proxy statement.* Stockholders may also submit proposals for consideration and nominations of director candidates for election at the 2025 annual meeting by following certain requirements set forth in our bylaws. These proposals will not be eligible for inclusion in the Company's proxy statement for the 2025 annual meeting of stockholders unless they are submitted in compliance with then applicable SEC rules or pursuant to the Proxy Access described above; however, they will be presented for consideration at the 2025 annual meeting of stockholders if the requirements established by our bylaws for stockholder proposals and nominations have been satisfied.

Our bylaws establish requirements for stockholder proposals and nominations not included in our proxy statement to be considered at the annual meeting. Assuming that the 2025 annual meeting of stockholders takes place at roughly the same date next year as the 2024 annual meeting (and subject to any change in our bylaws—which would be publicly disclosed by the Company—and to any provisions of then-applicable SEC rules), a stockholder of record not seeking to include materials in our proxy statement must submit the proposal or nomination in writing and it must be received by the Secretary of the Company no earlier than July 12, 2025, and no later than August 11, 2025.

In addition to satisfying the requirements under our bylaws and providing the information required thereunder to the Company, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act to comply with the universal proxy rules, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than September 8, 2025. However, if the date of the 2025 annual meeting is changed by more than 30 calendar days from the anniversary date of the 2024 annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 annual meeting is first made.

For a full description of the requirements for submitting a proposal or nomination, see the Company's bylaws. Submissions or questions should be sent to: Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538.

By Order of the Board of Directors,

Ava A. Harter
*Secretary*

Fremont, California
Dated: September 25, 2024

# Appendices

## Appendix A—Information Regarding Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, the Company's management uses certain non-GAAP financial measures to evaluate the Company's operating and financial results. The Company believes the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company's definitions of its non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

The compensation and human resources committee has elected to use both non-GAAP gross margin as a percentage of revenue and non-GAAP operating income as a percentage of revenue in connection with assessing and making determinations related to executive compensation matters. Non-GAAP gross margin as a percentage of revenue is determined by dividing non-GAAP gross margin, which is a non-GAAP financial measure, by revenue, which is a GAAP financial measure. The GAAP measure most directly comparable to non-GAAP gross margin is GAAP gross margin. Non-GAAP gross margin includes adjustments to the most comparable GAAP financial measure, GAAP gross margin, to exclude the impact of certain items as further indicated below.

In addition, non-GAAP operating income as a percentage of revenue is determined by dividing non-GAAP operating income, which is a non-GAAP financial measure, by revenue, which is a GAAP financial measure. The GAAP measure most directly comparable to non-GAAP operating income is GAAP operating income. Non-GAAP operating income includes adjustments to the most comparable GAAP financial measure, GAAP operating income, to exclude the impact of certain items as further indicated below.

### Non-GAAP Gross Margin As a Percentage of Revenue

Non-GAAP gross margin as a percentage of revenue is derived from results determined in accordance with GAAP with charges and credits in the following line items excluded from GAAP results:

- for calendar year 2023: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; product rationalization costs; and transformational costs.

### Non-GAAP Operating Income As a Percentage of Revenue

Non-GAAP operating income as a percentage of revenue is derived from results determined in accordance with GAAP with charges and credits in the following line items excluded from GAAP results:

- for fiscal year 2024: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; transformational costs; and impairment of long-lived assets;
- for fiscal and calendar year 2023: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; restructuring charges, net; product rationalization costs; and transformational costs;
- for fiscal year 2022: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability decrease; and
- for fiscal year 2021: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; and product rationalization costs.

## GAAP to Non-GAAP Reconciliation (Gross Margin)

The following are reconciliations of GAAP gross margin to non-GAAP gross margin, as well as a presentation of GAAP gross margin as a percentage of revenue and non-GAAP gross margin as a percentage of revenue, for the calendar year 2023:

**(Unaudited)**
**(in thousands, except percentages)**

| | Calendar Year 2023 |
|---|---|
| **U.S. GAAP gross margin** | $6,475,898 |
| Pre-tax non-GAAP items: | |
| Amortization related to intangible assets acquired through certain business combinations | 11,966 |
| Elective deferred compensation-related liability valuation increase | 11,687 |
| Restructuring charges, net | 101,063 |
| Product rationalization costs | 13,459 |
| Transformational costs | 15,314 |
| **Non-GAAP gross margin** | $6,629,387 |
| **U.S. GAAP gross margin as percent of revenue** | 45.2% |
| **Non-GAAP gross margin as a percent of revenue** | 46.3% |

## GAAP to Non-GAAP Reconciliation (Operating Income)

The following are reconciliations of GAAP operating income to non-GAAP operating income, as well as a presentation of GAAP operating income as a percentage of revenue and non-GAAP operating income as a percentage of revenue, for the fiscal years ended June 30, 2024, June 25, 2023, June 26, 2022, June 27, 2021, and calendar year 2023:

**(Unaudited)**
**(in thousands, except percentages)**

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | June 27, 2021 |
| **U.S. GAAP operating income** | $4,263,913 | $5,174,860 | $5,381,822 | $4,482,023 |
| Pre-tax non-GAAP items: | | | | |
| Amortization related to intangible assets acquired through certain business combinations | 15,428 | 15,337 | 51,822 | 54,152 |
| Elective deferred compensation-related liability valuation increase (decrease) | 61,409 | 22,087 | (35,175) | 62,238 |
| Restructuring charges, net | 61,562 | 120,316 | — | — |
| Product rationalization costs | — | 13,522 | — | 6,200 |
| Transformational costs | 101,654 | 9,178 | — | — |
| Impairment of long-lived assets | 8,705 | — | — | — |
| **Non-GAAP operating income** | $4,512,671 | $5,355,300 | $5,398,469 | $4,604,613 |
| **U.S. GAAP operating income as percent of revenue** | 28.6% | 29.7% | 31.2% | 30.6% |
| **Non-GAAP operating income as a percent of revenue** | 30.3% | 30.7% | 31.3% | 31.5% |

|  | Calendar Year |
|  | 2023 |
|---|---|
| **U.S. GAAP operating income** | $3,877,099 |
| Pre-tax non-GAAP items: | |
| Amortization related to intangible assets acquired through certain business combinations | 16,712 |
| Elective deferred compensation-related liability valuation increase | 46,749 |
| Restructuring charges, net | 146,922 |
| Product rationalization costs | 13,522 |
| Transformational costs | 46,371 |
| **Non-GAAP operating income** | **$4,147,375** |
| **U.S. GAAP operating income as percent of revenue** | 27.1% |
| **Non-GAAP operating income as a percent of revenue** | 29.0% |

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 30, 2024**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to .**

**Commission file number: 0-12933**

# LAM RESEARCH CORPORATION
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **94-2634797** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **4650 Cushing Parkway, Fremont, California** | **94538** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (510) 572-0200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, Par Value $0.001 Per Share | LRCX | The Nasdaq Stock Market (Nasdaq Global Select Market) |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
**(Title of class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock, $0.001 par value, held by non-affiliates of the Registrant, as of December 24, 2023, the last business day of the most recently completed second fiscal quarter, was $83,831,499,278. Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock has been excluded from this computation based on the assumption that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination of such status for other purposes.

As of August 22, 2024, the Registrant had 129,876 thousand outstanding shares of Common Stock.

**Documents Incorporated by Reference**

Parts of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on or about November 5, 2024, are incorporated by reference into Part III of this Form 10-K. Except as expressly incorporated by reference herein, the Registrant's proxy statement shall not be deemed to be part of this report.

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# LAM RESEARCH CORPORATION
## 2024 ANNUAL REPORT ON FORM 10-K
## TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

# PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

*With the exception of historical facts, the statements contained in this discussion are forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in this report are specifically identified as forward-looking, by use of phrases and words such as "believe," "estimated," "anticipate," "expect," "probable," "intend," "plan," "aim," "may," "should," "could," "would," "will," "continue," and other future-oriented terms. The identification of certain statements as "forward-looking" does not mean that other statements not specifically identified are not forward-looking. Forward-looking statements include, but are not limited to, statements that relate to: trends and opportunities in the global economic environment; trends and opportunities in the semiconductor industry, including in the end markets and applications for semiconductors, in device complexity, and in the complexity of device manufacturing; growth or decline in the industry and the market for, and spending on, wafer fabrication equipment; the anticipated levels of, and rates of change in, margins, market share, served available market, capital expenditures, research and development expenditures, international sales, revenue (actual and/or deferred), operating expenses and earnings generally; management's plans and objectives for our current and future operations and business focus; restructuring activities; business process improvements and initiatives; volatility in our quarterly results; the makeup of our customer base; customer and end user requirements and our ability to satisfy those requirements; the performance and benefits of our products and services; customer spending and demand for our products and services, and the reliability of indicators of change in customer spending and demand; the effect of variability in our customers' business plans or demand for our products and services; our competition, and our ability to defend our market share and to gain new market share; the success of joint development and collaboration relationships with customers, suppliers, or others; outsourced activities; our supply chain and the role of suppliers in our business, including the impacts of supply chain constraints and material costs; our leadership and competency, and our ability to facilitate innovation; our research and development programs; the opportunities in our industry for, and our ability to create, sustainable differentiation; technology inflections in the industry and our ability to identify those inflections and to invest in research and development programs to meet them; our ability to deliver multi-product solutions; the resources invested to comply with evolving standards and the impact of such efforts; changes in state, federal and international tax laws, our estimated annual tax rate and the factors that affect our tax rates; legal and regulatory compliance; the estimates we make, and the accruals we record, in order to implement our critical accounting policies (including, but not limited to, the adequacy of prior tax payments, future tax benefits or liabilities, and the adequacy of our accruals relating to them); hedging transactions; debt or financing arrangements; our investment portfolio; our access to capital markets; uses of, payments of, and impact of interest rate fluctuations on, our debt; our intention to pay quarterly dividends and the amounts thereof, if any; our ability and intention to repurchase our shares; credit risks; controls and procedures; recognition or amortization of expenses; our ability to manage and grow our cash position; our ability to scale our operations to respond to changes in our business; our goals and initiatives with respect to environmental, social and governance matters, including emissions, and human capital, including inclusion and diversity; the value of our patents; the materiality of potential losses arising from legal proceedings; the probability of making payments under our guarantees; and the sufficiency of our financial resources or liquidity to support future business activities (including, but not limited to, operations, investments, debt service requirements, dividends, and capital expenditures). Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value, and effect, including without limitation those discussed below under the heading "Risk Factors" within Item 1A and elsewhere in this report and other documents we file from time to time with the Securities and Exchange Commission ("SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties, and changes in condition, significance, value, and effect could cause our actual results to differ materially from those expressed in this report and in ways not readily foreseeable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on information currently and reasonably known to us. We do not undertake any obligation to release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances that occur after the date of this report or to reflect the occurrence or effect of anticipated or unanticipated events.*

## Item 1.    *Business*

Incorporated in 1980, Lam Research Corporation ("Lam Research," "Lam," "we," "our," "us," or the "Company") is a Delaware corporation, headquartered in Fremont, California. We maintain a network of facilities throughout Asia, Europe, and the United States in order to meet the needs of our dynamic customer base.

Additional information about Lam Research is available on our website at www.lamresearch.com. The content on any website referred to in this Form 10-K is not a part of or incorporated by reference in this Form 10-K unless expressly noted.

Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Forms 8-K, Proxy Statements and all other filings we make with the SEC are available on our website, free of charge, as soon as reasonably practical after we file them with or furnish them to the SEC and are also available online at the SEC's website at www.sec.gov.

The Lam Research logo, Lam Research, and all product and service names used in this report are either registered trademarks or trademarks of Lam Research Corporation or its subsidiaries in the United States and/or other countries. All other marks mentioned herein are the property of their respective holders.

We are a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas such as nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers ("IDMs") that make products such as non-volatile memory ("NVM"), dynamic random-access memory ("DRAM"), and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits ("ICs") on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing (the "Cloud"), artificial intelligence, 5G, the Internet of Things ("IoT"), and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional ("3D") architecture as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean markets to facilitate some of the most significant innovations in semiconductor device manufacturing. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners, including our close-to-customer focus; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

We also address processes for back-end wafer-level packaging ("WLP"), which is an alternative to traditional wire bonding and can offer a smaller form factor, increased interconnect speed and bandwidth, and lower power consumption, among other benefits. We offer advanced packaging solutions that support fan-out panel-level packaging, a process in which chips or chiplets are cut from a large format substrate sheet several times the size of a traditional silicon wafer, which increases yield and reduces waste and solutions that meet the need for 3D stacking of high bandwidth memory ("HBM"). In addition, our products are well-suited for related markets that rely on semiconductor processes and require production-proven manufacturing capability, such as complementary metal-oxide-semiconductor image sensors ("CIS") and micro-electromechanical systems ("MEMS").

Our Customer Support Business Group ("CSBG") provides products and services to maximize installed equipment performance, predictability, and operational efficiency. We offer a broad range of services to deliver value throughout the lifecycle of our equipment, including customer service, spares, upgrades, and new and refurbished non-leading edge products in our deposition, etch, and clean markets. Many of the technical advances that we introduce in our newest products are also available as upgrades, which provide customers with a cost-effective strategy for extending the performance and capabilities of their existing wafer fabrication lines. Service offerings include fleet level Equipment Intelligence® solutions to maximize the productivity of our customers through system uptime or availability optimization, throughput improvements, and defect reduction. Our spares product line offers running cost optimization programs and focuses on product life extension to help customers increase the return on their capital purchases. Additionally, within CSBG, our Reliant® product line offers new and refurbished non-leading edge products in deposition, etch and clean markets for those applications that do not require the most advanced wafer processing capability.

## Products

| Market | Process/Application | Technology | Products |
|--------|---------------------|------------|----------|
| Deposition | Metal Films | Electrochemical Deposition ("ECD") (Copper & Other) | SABRE® family |
| | | Chemical Vapor Deposition ("CVD") Atomic Layer Deposition ("ALD") (Tungsten & Molybdenum) | ALTUS® family |
| | Dielectric Films | Plasma-enhanced CVD ("PECVD") ALD Gapfill High-Density Plasma CVD ("HDP-CVD") | VECTOR® family Striker® family SPEED® family |
| Etch | Conductor Etch | Reactive Ion Etch | Kiyo® family, Versys® Metal family |
| | Dielectric Etch | Reactive Ion Etch | Flex® family Vantex® family |
| | Through-silicon Via ("TSV") Etch | Deep Reactive Ion Etch | Syndion® family |
| Clean | Wafer Cleaning | Wet Clean | EOS®, DV-Prime®, Da Vinci®, SP Series |
| | Bevel Cleaning | Dry Plasma Clean | Coronus® family |

### Deposition Processes and Product Families

Deposition processes create layers of dielectric (insulating) and metal (conducting) materials used to build a semiconductor device. Depending on the type of material and structure being made, different techniques are employed. Electrochemical deposition creates the copper wiring (interconnect) that links devices in an integrated circuit ("IC" or "chip"). Plating of copper and other metals is also used for TSV and WLP applications. Tiny molybdenum or tungsten connectors and thin barriers are made with the precision of chemical vapor deposition and atomic layer deposition, which adds only a few layers of atoms at a time. Plasma-enhanced CVD, high-density plasma CVD, and ALD are used to form the critical insulating layers that isolate and protect all of these electrical structures. Lastly, post-deposition treatments such as ultraviolet thermal processing are used to improve dielectric film properties.

### ALTUS® Product Family

Tungsten and/or molybdenum deposition is used to form conductive features such as contacts, vias, and wordlines on a chip. These features are small, often narrow, and use only a small amount of metal, so minimizing resistance and achieving complete fill can be difficult. At these nanoscale dimensions, even slight imperfections can impact device performance or cause a chip to fail. Our ALTUS® systems combine CVD and ALD technologies to deposit the highly conformal or selective films as needed for advanced tungsten or molybdenum metallization applications in both logic and memory. The Multi-Station Sequential Deposition architecture enables nucleation layer formation and bulk CVD/ALD fill to be performed in the same chamber ("in situ"). Our ALD technologies are used in the deposition of barrier films to achieve high step coverage with reduced thickness at lower temperatures relative to a conventional process.

### SABRE® Product Family

Copper deposition lays down the electrical wiring for most semiconductor devices. Even the smallest defect - say, a microscopic pinhole or dust particle - in these conductive structures can impact device performance, from loss of speed to complete failure. The SABRE® ECD product family, which helped pioneer the copper interconnect transition, offers the precision needed for copper damascene manufacturing in logic and memory. System capabilities include cobalt deposition for logic applications and copper deposition directly on various liner materials, which is important for next-generation metallization schemes. For advanced packaging applications, such as forming conductive bumps, redistribution layers, TSV filing, and wafer level bonding, the SABRE® 3D family combines Lam's SABRE Electrofill® technology with additional innovation to deliver the high-quality films needed at high productivity. The modular architecture can be configured with multiple plating and pre/post-treatment cells, providing flexibility to address a variety of packaging applications, including HBM.

### SPEED® Product Family

Dielectric gapfill processes deposit critical insulation layers between conductive and/or active areas by filling openings of various aspect ratios between conducting lines and between devices. With advanced devices, the structures being filled can be very tall and narrow. As a result, high-quality dielectric films are especially important due to the ever-increasing possibility of cross-talk and device failure. Our SPEED® HDP-CVD products provide a multiple dielectric film solution for high-quality gapfill with industry-leading throughput and reliability. SPEED® products have excellent particle performance, and their design allows large batch sizes between cleans and faster cleans.

### Striker® Product Family

The latest memory, logic, and imaging devices require extremely thin, highly conformal dielectric films for continued device performance improvement and scaling. For example, ALD films are critical for spacer-based multiple patterning schemes where the spacers help define critical dimensions, as well as for insulating liners and gapfill in high aspect ratio features, which have little tolerance for voids and even the smallest defect. The Striker® single-wafer ALD products provide dielectric film solutions for these challenging requirements through application-specific material, process and hardware options that deliver film technology and defect performance.

### VECTOR® Product Family

Dielectric film deposition processes are used to form some of the most difficult-to-produce insulating layers in a semiconductor device, including those used in the latest transistors and 3D structures. In some applications, these films require dielectric films to be exceptionally uniform and defect free since slight imperfections are multiplied greatly in subsequent layers. Our VECTOR® PECVD products are designed to provide the performance and flexibility needed to create these enabling structures within a wide range of challenging device applications. As a result of its design, VECTOR® produces superior thin film quality, along with exceptional within-wafer and wafer-to-wafer uniformity.

## Etch Processes and Product Families

Etch processes create chip features by selectively removing dielectric, metal, silicon and poly silicon materials, including films that have been added during deposition. Reactive ion etch processing enables device-critical formation steps to enable transistor performance, create storage capacitors, and memory cells. Low temperature, cryogenic etching enables the use of new, novel chemistries to deliver increased high aspect ratio etch capability.

### Flex® Product Family

Dielectric etch carves patterns in insulating materials to create barriers between the electrically conductive parts of a semiconductor device. For advanced devices, these structures can be extremely tall and thin and involve complex, sensitive materials. Slight deviations from the target feature profile - even at the atomic level - can negatively affect electrical properties of the device. To precisely create these challenging structures, our Flex® product family offers differentiated technologies and application-focused capabilities for critical dielectric etch applications. Uniformity, repeatability, and tunability are enabled by a unique multi-frequency, small-volume, confined plasma design. Flex® offers in situ multi-step etch and continuous plasma capability that delivers high productivity with low defectivity.

### Vantex® Product Family

Dielectric etch processes remove non-conductive materials during the manufacturing of a semiconductor device. Leading-edge memory devices have especially challenging structures, such as extremely deep holes and trenches, that must be manufactured with tight tolerances. Our latest dielectric etch system, Vantex® creates high aspect ratio device features while maintaining critical dimension ("CD") uniformity and selectivity. Vantex® is part of our Sense.i® platform and offers advanced RF technology and repeatable wafer-to-wafer performance enabled by Equipment Intelligence® solutions to meet the needs of advanced memory manufacturing, primarily in 3D NAND high aspect ratio hole, trench, contact, and capacitor cell applications.

### Kiyo® Product Family

Conductor etch helps shape the electrically active materials used in the parts of a semiconductor device. Even a slight variation in these miniature structures can degrade device performance. In fact, these structures are so tiny and sensitive that etch processes push the boundaries of the basic laws of physics and chemistry. Our Kiyo® product family delivers the high-performance capabilities needed to precisely and consistently form these features precisely and with high productivity. Proprietary Hydra technology in Kiyo® products improves CD uniformity by correcting for incoming pattern variability, and atomic-scale variability control with production-worthy throughput.

### Syndion® Product Family

Plasma etch processes used to remove silicon and other materials deep into the wafer are collectively referred to as deep silicon etch. These may be deep trenches for CMOS image sensors, trenches for power and other devices, TSVs for HBM and advanced packaging, and other high aspect ratio features. These are created by etching through multiple materials sequentially, where each new material involves a change in the etch process. The Syndion® etch product family is optimized for deep silicon etch, providing the fast process switching with depth and cross-wafer uniformity control required to achieve precision etch results. The systems support both conventional single-step etch and rapidly alternating process, which minimizes damage and delivers precise depth uniformity.

### Versys® Metal Product Family

Metal etch processes play a key role in connecting the individual components that form an IC, such as forming wires and electrical connections. These processes can also be used to drill through metal hardmasks that are used to form the wiring for advanced devices. To enable these critical etch steps, the Versys® Metal product family provides high-productivity capability on a flexible platform. Superior CD, profile uniformity, and uniformity control are enabled by a symmetrical chamber design with independent process tuning features.

### Clean Processes and Product Families

Clean techniques are used between manufacturing steps to clear away particles, contaminants, residues and other unwanted material that could later lead to defects and to prepare the wafer surface for subsequent processing. Wet processing technologies can be used for wafer cleaning and etch applications. Plasma bevel cleaning is used to enhance die yield by removing unwanted materials from the wafer's edge that could impact the device area.

### Coronus® Product Family

Bevel cleaning removes unwanted masks, residues, and films from the edge of a wafer between manufacturing steps. If not cleaned, these materials become defect sources. For instance, they can flake off and re-deposit on the device area during subsequent processes. Even a single particle that lands on a critical part of a device can ruin the entire chip. By inserting bevel clean processes at strategic points, these potential defect sources can be eliminated and more functional chips produced. By combining the precise control and flexibility of plasma with technology that protects the active die area, the Coronus® bevel clean family cleans the wafer's edge to enhance die yield. The systems provide active die area protection by using plasma processing with proprietary confinement technology. Applications include post-etch, pre- and post-deposition, pre-lithography, and metal film removal to prevent arcing during plasma etch or deposition steps.

### DV-Prime®, Da Vinci®, EOS®, and SP Series Product Families

Wafer cleaning is performed repeatedly during semiconductor device manufacturing and is a critical process that affects product yield and reliability. Unwanted microscopic materials - some no bigger than the tiny structures themselves - need to be cleaned effectively. At the same time, these processes must selectively remove residues that are chemically similar to the device films. For advanced WLP, the wet clean steps used between processes that form the package and external wiring have surprisingly complex requirements. These processes are called on to completely remove specific materials and leave other fragile structures undisturbed. In IoT products that include power devices, MEMS and image sensors, there is a unique requirement for wafer backside wet etch to uniformly thin the silicon wafer while protecting the device side of the wafer.

Based on our pioneering single-wafer spin technology, the DV-Prime® and Da Vinci® products provide the process flexibility needed with high productivity to address a wide range of wafer cleaning steps throughout the manufacturing process flow. As the latest of Lam's wet clean products, EOS® delivers exceptionally low on-wafer defectivity and high throughput to address progressively demanding wafer cleaning applications. With a broad range of process capability, our SP Series products deliver cost-efficient, production-proven wet clean and silicon wet etch solutions for challenging WLP and IoT applications.

### Fiscal Periods Presented

All references to fiscal years apply to our fiscal years, which ended June 30, 2024, June 25, 2023, and June 26, 2022.

### Research and Development

The market for semiconductor capital equipment is characterized by rapid technological change and product innovation. Our ability to achieve and maintain our competitive advantage depends in part on our continued and timely development of new products and enhancements to existing products. Accordingly, we devote a significant portion of our personnel and financial resources to research and development ("R&D") programs and seek to maintain close and responsive relationships with our customers and suppliers.

We believe current challenges for customers at various points in the semiconductor manufacturing process present opportunities for us. We expect to continue to make substantial investments in R&D to meet our customers' product needs, support our growth strategy, and enhance our competitive position.

### Marketing, Sales, and Service

Our marketing, sales, and service efforts are focused on building long-term relationships with our customers and targeting product and service solutions designed to meet their needs. These efforts are supported by a team of product marketing and sales professionals as well as equipment and process engineers who work closely with individual customers to develop solutions for their wafer processing needs. We maintain ongoing service relationships with our customers and have an extensive network of service engineers in place throughout the United States, China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan. We believe that comprehensive support programs and close working relationships with customers are essential to maintaining high customer satisfaction and our competitiveness in the marketplace.

We provide standard warranties for our systems. The warranty provides that systems will be free from defects in material and workmanship and will conform to agreed-upon specifications. The warranty is limited to repair of the defect or replacement with new or like-new equivalent goods and is valid when the buyer provides prompt notification within the warranty period of the claimed defect or non-conformity and also makes the items available for inspection and repair. We also offer extended warranty packages to our customers to purchase as desired.

### *International Sales*

A significant portion of our sales and operations occur outside the United States ("U.S.") and, therefore, may be subject to certain risks, including but not limited to compliance with U.S. and international laws and regulations, including U.S. export restrictions; tariffs and other barriers; difficulties in staffing and managing non-U.S. operations; adverse tax consequences; foreign currency exchange rate fluctuations; changes in currency controls; and economic and political conditions. Any of these factors may have a material adverse effect on our business, financial position, and results of operations and cash flows. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located. Refer to Note 19 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2024 Form 10-K, for the attribution of revenue by geographic region.

### *Long-lived Assets*

Refer to Note 19 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2024 Form 10-K, for information concerning the geographic locations of long-lived assets.

### *Customers*

Our customers include many of the world's leading semiconductor manufacturers. Customers continue to establish joint ventures, alliances, and licensing arrangements which have the potential to positively or negatively impact our competitive position and market opportunities. Refer to Note 9 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for information concerning customer concentrations. Our most significant customers during the fiscal years ending June 30, 2024, June 25, 2023, and June 26, 2022 included Micron Technology, Inc.; Samsung Electronics Company, Ltd.; SK hynix Inc.; and Taiwan Semiconductor Manufacturing Company.

A material reduction in orders from our customers could adversely affect our results of operations and projected financial condition. Our business depends upon the expenditures of semiconductor manufacturers. Semiconductor manufacturers' businesses, in turn, depend on many factors, including their economic capability, the current and anticipated market demand for ICs, and the availability of equipment capacity to support that demand.

### *Manufacturing*

Our manufacturing operations mainly consist of assembling and testing components, sub-assemblies, and modules that are then integrated into finished systems prior to shipment to or at the location of our customers. The assembly and testing of our products is conducted predominately in cleanroom environments.

We have agreements with third parties to outsource certain aspects of our manufacturing, production warehousing, and logistics functions. These outsourcing contracts may provide us more flexibility to scale our operations up or down in a timely and cost-effective manner. We believe that we have selected reputable providers and have secured their performance on terms documented in written contracts. However, it is possible that one or more of these providers could fail to perform as we expect, and such failure could have an adverse impact on our business and have a negative effect on our operating results and financial condition. Overall, we believe we have effective mechanisms to manage risks associated with our outsourcing relationships. Refer to Note 17 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for further information concerning our outsourcing commitments, reported as a component of purchase obligations.

Certain components and sub-assemblies that we include in our products may only be obtained from a single supplier. We are engaged in efforts to obtain and qualify alternative sources to supply these products and in some circumstances protect against potential supply challenges by carrying inventory in excess of current need. Any prolonged inability to obtain these components could have an adverse effect on our operating results and could unfavorably impact our customer relationships.

### *Compliance with Government Regulations*

As a public company with global operations, we are subject to a variety of governmental regulations across multiple jurisdictions, including those related to export controls, financial and other disclosures, corporate governance, anti-trust, intellectual property, privacy, anti-bribery, anti-corruption, anti-boycott, tax, labor, health and safety, conflict minerals, human trafficking, the management of hazardous materials, and carbon emissions, among others. Each of these regulations imposes costs on our business and has the potential to divert our management's time and attention from revenue-generating and other profit maximizing activities to those associated with compliance. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, decreased net income and increased capital expenditures. If we are alleged or found by a court or regulatory agency not to be in compliance with regulations, we may be subject to fines, restrictions on our actions, reputational damage, and harm to our competitive position, and our business, financial condition, and/or results of operations could be adversely affected. For additional details, please refer to "Legal, Regulatory and Tax Risks – We Are Exposed to Various Risks from Our Regulatory Environment" in Item 1A: Risk Factors.

Regulations that impact trade, including tariffs, export controls, taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, have the potential to increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial condition. For additional details regarding the impacts of compliance with trade laws and regulations, please refer to "Business and Operational Risks – Our Future Success Depends Heavily on International Sales and the Management of Global Operations" and "Legal, Regulatory and Tax Risks – Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China" in Item 1A: Risk Factors.

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions that impact our tax rate and profitability. For additional details regarding the impacts of compliance with tax laws and regulations, please refer to "Legal, Regulatory and Tax Risks – Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities" in Item 1A: Risk Factors.

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. However, for regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies. For additional details regarding the impacts of regulations on acquisitions or dispositions we may attempt, please refer to "Business and Operational Risks – If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance" in Item 1A: Risk Factors.

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals. For additional details regarding the impacts of compliance with environmental laws and regulations, please refer to "Legal, Regulatory and Tax Risks – Increasing and Evolving Environmental Regulations May Adversely Affect Our Operating Results" in Item 1A: Risk Factors.

## *Environmental, Social, and Governance*

We strive to incorporate environmental, social and governance ("ESG") considerations into everything we do – from our operations and workplace practices, to how we source our materials and design our products. Our ESG report for calendar year 2023 details, among other items, a number of ESG goals. One such goal is to achieve net zero emissions by 2050, which we are working to achieve in part by meeting a number of interim targets related to our environmental impact. There have been no material impacts to capital expenditures or our results of operations associated with this goal, and there are no material cash commitments associated with the goal as of the fiscal year ended June 30, 2024.

Information contained on our website or in our annual ESG Report is not incorporated by reference into this or any other report we file with the Securities and Exchange Commission, or the SEC. Refer to Item 1A: Risk Factors for a discussion of risks and uncertainties we face related to ESG.

## *Competition*

The semiconductor capital equipment industry is characterized by rapid change and is highly competitive throughout the world. To compete effectively, we invest significant financial resources targeted to strengthen and enhance our product and services portfolio and to maintain customer service and support locations globally. Semiconductor manufacturers evaluate capital equipment suppliers in many areas, including but not limited to process performance, productivity, defect control, customer support, and overall cost of ownership, which can be affected by many factors such as equipment design, reliability, software advancements, and similar factors. Our ability to succeed in the marketplace depends upon our ability to manufacture and ship products on a timeline that meets our customers' needs, maintain existing products, and introduce product enhancements and new products that meet customer requirements on a timely basis. In addition, semiconductor manufacturers must make a substantial investment to qualify and integrate new capital equipment into semiconductor production lines. As a result, once a semiconductor manufacturer has selected a particular supplier's equipment and qualified it for production, the manufacturer generally maintains that selection for that specific production application and technology node as long as the supplier's products demonstrate performance to specification in the installed base. Accordingly, we may experience difficulty in selling to a given customer if that customer has qualified a competitor's equipment. We must also continue to meet the expectations of our installed base of customers through the delivery of high-quality and cost-efficient spare parts in the presence of competition from third-party spare parts providers.

We face significant competition with all of our products and services. Our primary competitor in the dielectric and metals deposition market is Applied Materials, Inc. For ALD and PECVD, we also compete against ASM International and Wonik IPS. In the etch market, our primary competitors are Applied Materials, Inc.; Hitachi, Ltd.; and Tokyo Electron, Ltd., and our primary competitors in the wet clean market are Screen Holding Co., Ltd.; Semes Co., Ltd.; and Tokyo Electron, Ltd.

We face competition from a number of established and emerging companies in the industry. We expect our competitors to continue to improve the design and performance of their current products and processes, to introduce new products and processes with enhanced price/performance characteristics, and to provide more comprehensive offerings of products. If our competitors make acquisitions or enter into strategic relationships with leading semiconductor manufacturers, or other entities, covering products similar to those we sell, our ability to sell our products to those customers could be adversely affected. Strategic investments to encourage local semiconductor manufacturing and supply chain in China could increase competition from domestic equipment manufacturers in China. Additionally, the U.S. Government has enacted a number of export controls regulating the sales of certain technologies to customers in China, which provides an advantage to our international competitors. There can be no assurance that we will continue to compete successfully in the future.

## Patents and Licenses

Our policy is to seek patents on inventions relating to new or enhanced products and processes developed as part of our ongoing research, engineering, manufacturing, and support activities. We currently hold a number of U.S. and foreign patents and applications covering various aspects of our products and processes. Our patents, which cover material aspects of our past and present core products, have current durations ranging from approximately one to twenty years. We believe that, although the patents we own and may obtain in the future will be of value, they alone will not determine our success. Our success depends principally upon our research and development, engineering, marketing, support, and delivery skills. However, in the absence of patent protection, we may be vulnerable to competitors who attempt to imitate our products, manufacturing techniques, and processes and may be more limited in our ability to exclude competitors than would otherwise be the case. In addition, other companies and inventors may receive patents that contain claims applicable to our products and processes. The sale of products covered by patents of others could require licenses that may not be available on terms acceptable to us, or at all. For further discussion of legal matters, see Item 3, "Legal Proceedings," of this report.

## Human Capital

We endeavor to be a great place to work globally by investing in a multi-faceted strategy that is rooted in building an inclusive and diverse workplace. To support our employees, we tailor our programs to meet the unique cultural needs and priorities within different regions around the world.

As of August 22, 2024, we had approximately 17,450 regular full-time employees, of which over 29% were engaged in research and development. Approximately 44% of our regular full-time employees are located in the United States, 49% in Asia, and 7% in Europe.

### Inclusion and Diversity

To achieve their full potential, we believe it is important for every employee to feel valued, included, and empowered. We embrace inclusion and diversity ("I&D") and proactively create opportunities to attract, retain, develop, and reward our employees. I&D is one of our strategic focus areas for the company. The three core pillars of our strategy include fostering inclusion, increasing diversity, and sharing our progress. We employ an executive leader of I&D who is responsible for driving our I&D strategy, building partnerships, and aligning with best practices.

### Employment, Recruitment and Development

Our talented people are what makes our success possible. Many of our recruitment efforts are carried out through partnerships with key universities. In fact, many of our senior executives began their careers with us right out of college, demonstrating that programs that recruit university students have the potential to contribute to our leadership pipeline. To tap into the best and brightest students, we prioritize core initiatives including an internship program, campus events, and thesis awards and scholarships. Through the spirit of continuous improvement, we accelerate skill building and development, create career opportunities, and expand professional networks for employees. We provide a wide range of opportunities globally to support our commitment to developing the best talent. Our mentorship, coaching, and professional development programs support this commitment along with our self-directed online learning platform that intelligently aligns content with skill building needs. Additionally, our leadership development programs are designed to scale leadership across our business, empowering leaders to motivate, inspire, and lead employees through change, ultimately accelerating business outcomes.

### Employee Engagement

Employee engagement (i.e. satisfaction) and voice are critical to Lam's culture. We conduct a global survey at a regular cadence to gather input from employees on culture, I&D, career opportunity, and manager effectiveness. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our Human Resource Support and Employee Relations programs.

### Total Rewards

Our Total Rewards program incorporates a comprehensive compensation and benefits package aimed at supporting employees and their families with financial, physical, and mental well-being programs that meet their needs. We conduct an annual review of salaries and benefits packages using third-party benchmarking surveys to ensure that our offerings are aligned with the marketplace and attractive to top talent. We offer our employees a competitive 401(k) benefit, an employee stock purchase plan, tuition reimbursement, and annual cash bonuses. Stock awards are offered to executives and select employees.

We recognize the importance of time away from work, so we offer annual paid holidays and time off to relax and recharge or take care of personal business. Additionally, we offer paid parental leave benefits for parents welcoming a new child to the family through birth, adoption, or foster care placement.

### *Employee Health and Safety*

Prioritizing the health, safety, and well-being of our employees is critical to our ongoing success. We invest in education, awareness, monitoring, and prevention programs to help recognize and control safety hazards. Our goal is to apply our environmental health and safety ("EHS") policies, programs, and response plans to anywhere we operate and to extend them to anyone who works on our sites with the intent to provide a safe environment during both routine and extraordinary circumstances. People managers in field support, manufacturing, R&D, warehouse, and logistics operations undergo formal safety leadership training biannually to enhance their skills in safety management and communication. We screen contractors' safety performance and require contractor compliance with specified safety standards.

We monitor our safety performance at the enterprise, regional, and site levels. By using our global incident tracking system, our corporate EHS team can assess and monitor safety trends to report to business units and executive leadership as a part of quarterly reviews. We maintain multi-site certifications for ISO 45001, the globally recognized standard for occupational health and safety management systems.

### *Information about our Executive Officers*

As of August 22, 2024, the executive officers of Lam Research were as follows:

| Name | Age | Position(s) |
|---|---|---|
| Timothy M. Archer | 57 | President, Chief Executive Officer |
| Douglas R. Bettinger | 57 | Executive Vice President, Chief Financial Officer |
| Patrick J. Lord | 58 | Executive Vice President, Chief Operating Officer |
| Neil J. Fernandes | 57 | Senior Vice President, Global Customer Operations |
| Ava A. Harter | 54 | Senior Vice President, Chief Legal Officer and Secretary |
| Vahid Vahedi | 58 | Senior Vice President, Chief Technology and Sustainability Officer |
| Seshasayee (Sesha) Varadarajan | 49 | Senior Vice President, Global Products Group |

Timothy M. Archer has been our president and chief executive officer since December 2018. Prior to this, he served as our president and chief operating officer, from January 2018 to November 2018. Mr. Archer joined us in June 2012 as our executive vice president, chief operating officer. Prior to joining us, he spent 18 years at Novellus Systems, Inc., ("Novellus") in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar ICs. Mr. Archer has served as a member of the board of directors of Johnson Controls International public limited company, a global provider of building technology, software, and services, since March 2024, where he is a member of the compensation and talent development committee. He also serves on the International Board of Directors for SEMI, the global industry association representing the electronics manufacturing and design supply chain. From 2020 to 2022, Mr. Archer served as chairman of the board for the National GEM Consortium, a nonprofit organization that is dedicated to increasing the participation of underrepresented groups at the master's and doctoral levels in engineering and science. Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

Douglas R. Bettinger is our executive vice president and chief financial officer with responsibility for Finance, Tax, Treasury, and Investor Relations and Corporate Analytics. Prior to joining the Company in 2013, Mr. Bettinger served as senior vice president and chief financial officer of Avago Technologies from 2008 to 2013. From 2007 to 2008, he served as vice president of Finance and corporate controller at Xilinx, Inc., and from 2004 to 2007, he was chief financial officer at 24/7 Customer, a privately held company. Mr. Bettinger worked at Intel Corporation from 1993 to 2004, where he held several senior-level finance positions, including corporate planning and reporting controller and Malaysia site operations controller. Mr. Bettinger currently serves on the Board of Directors of Lattice Semiconductor Corporation, the SEMI Board of Industry Leaders, and the Industrial Advisory Board of the University of Wisconsin School of Engineering. Mr. Bettinger earned an M.B.A. degree in finance from the University of Michigan and a B.S. degree in economics from the University of Wisconsin in Madison.

Patrick J. Lord is our executive vice president and chief operating officer, a position he has held since March 2023. In this role, Dr. Lord is responsible for several functions including, Global Operations; Customer Support; Global Quality; Environmental Health and Safety; Information Technology; and Global Resilience, Security, and Transformation. Dr. Lord previously served as executive vice president of CSBG and Global Operations from September 2020 to February 2023; and senior vice president and general manager of CSBG from December 2016 to September 2020. Prior to that, Dr. Lord held the position of group vice president and deputy general manager of the Global Products Group from September 2013 to December 2016. He served as the head of the Direct Metals, GapFill, Surface Integrity Group, and Integrated Metals ("DGSI") Business Units between June 2012 and September 2013. Prior to our acquisition of Novellus in June 2012, Dr. Lord was senior vice president and general manager of the DGSI Business Units at Novellus. Additionally, Dr. Lord held the position of senior vice president of Business Development and Strategic Planning. He joined Novellus in 2001 and held a number of other positions, including senior vice president and general manager of the CMP Business Unit, senior director of Business Development, senior director of Strategic Marketing, and acting vice president of Corporate Marketing. Before joining Novellus, Dr. Lord spent six years at KLA-Tencor in various product marketing and management roles. He earned his Ph.D., M.S., and B.S. degrees in mechanical engineering from the Massachusetts Institute of Technology.

Neil J. Fernandes is our senior vice president of Global Customer Operations, a position he has held since March 2023. Previously, he was group vice president of Business Development and Sales Operations and held other senior sales and customer-focused leadership positions at Lam. He joined the company in 2012 through the acquisition of Novellus, where he was the vice president of Sales Operations. Prior to that role, he held range of management positions in product marketing and process engineering at Novellus, Gasonics and Watkins-Johnson. Mr. Fernandes earned an M.S. degree in mechanical engineering from the University of Texas at Austin and a B.E. in mechanical engineering from the Manipal Institute of Technology.

Ava A. Harter is our senior vice president, chief legal officer and secretary. She joined us in July 2024 and is responsible for global legal matters, ethics and compliance, global trade, and government affairs. Prior to joining us, she served as executive vice president and chief legal officer at Whirlpool Corporation, a home appliance and consumer products company, from December 2020 to March 2024, and as senior vice president, general counsel, and corporate secretary at Owens Corning, a building and construction materials company, from May 2015 to November 2020. Prior to that, she held legal roles at General Electric and The Dow Chemical Company. She also worked at the law firms of Jones Day and Thompson Hine LLP and was an adjunct professor at the Case Western Reserve University Law School. Ms. Harter earned her J.D. from Northwestern University School of Law, an M.B.A. in sociology from the University of Nebraska, and a B.A. in political science from Northwestern University.

Vahid Vahedi is our senior vice president and chief technology and sustainability officer, a position he has held since March 2024. Dr. Vahedi previously served as senior vice president and chief technology officer beginning March 2023; senior vice president and general manager of the Etch business unit beginning February 2018; and group vice president of the Etch product group beginning March 2012. Previously, he served as vice president of Etch Business Product Management and Marketing, vice president of Dielectric Etch, vice president of Conductor and 3DIC Etch, and director of Conductor Etch Technology Development. He joined us in 1995. He earned his Ph.D., M.S., and B.S. degrees in electrical engineering and computer science from the University of California at Berkeley.

Sesha Varadarajan is our senior vice president of the Global Products Group, a position he has held since March 2023. Mr. Varadarajan previously served as senior vice president and general manager of the Deposition Business Unit beginning February 2018; and group vice president of the Deposition product group beginning September 2013. Previously, he served as the head of the PECVD/Electrofill Business Unit between June 2012 and September 2013. Prior to our acquisition of Novellus in June 2012, Mr. Varadarajan was senior vice president and general manager of Novellus' PECVD and Electrofill Business Units. He joined Novellus in 1999 as a process engineer with the Electrofill Business Unit and held various roles in that business unit before being appointed director of technology in 2004. Between 2006 and 2008, he worked in the PECVD Business Unit, initially as director of technology, until being promoted to product general manager. In 2009, he returned to the Electrofill Business Unit as vice president and general manager. In mid-2011, he was promoted to senior vice president and general manager, where he was also responsible for the PECVD Business Unit. Mr. Varadarajan earned an M.S. degree in manufacturing engineering and material science from Boston University and a B.S. degree in mechanical engineering from the University of Mysore.

## Item 1A.    *Risk Factors*

In addition to the other information in this Annual Report on Form 10-K ("2024 Form 10-K"), the following risk factors should be carefully considered in evaluating us and our business because such factors may significantly impact our business, operating results, and financial condition. As a result of these risk factors, as well as other risks discussed in our other SEC filings, our actual results could differ materially from those projected in any forward-looking statements. No priority or significance is intended by, nor should be attached to, the order in which the risk factors appear.

### INDUSTRY AND CUSTOMER RISKS

*The Semiconductor Capital Equipment Industry Is Subject to Variability and Periods of Rapid Growth or Decline; We Therefore Face Risks Related to Our Strategic Resource Allocation Decisions*

The semiconductor capital equipment industry has historically been characterized by rapid changes in demand. Variability in our customers' business plans may lead to changes in demand for our equipment and services, which could negatively impact our results. The variability in our customers' investments during any particular period is dependent on several factors, including, but not limited to, electronics demand, economic conditions (both general and in the semiconductor and electronics industries), industry supply and demand, prices for semiconductors, and our customers' ability to develop and manufacture increasingly complex and costly semiconductor devices. The changes in demand may require our management to adjust spending and other resources allocated to operating activities.

During periods of rapid growth or decline in demand for our products and services, we face significant challenges in maintaining adequate financial and business controls, management processes, information systems, and procedures for training, assimilating, and managing our workforce, and in appropriately sizing our supply chain infrastructure and facilities, work force, and other components of our business on a timely basis. If we do not adequately meet these challenges during periods of increasing or declining demand, our gross margins and earnings may be negatively impacted.

We continuously reassess our strategic resource allocation choices in response to the changing business environment. If we do not adequately adapt to the changing business environment, we may lack the infrastructure and resources to scale up our business to meet customer expectations and compete successfully during a period of growth, or we may expand our capacity and resources too rapidly and/or beyond what is appropriate for the actual demand environment, resulting in excess fixed costs.

Especially during transitional periods, resource allocation decisions can have a significant impact on our future performance, particularly if we have not accurately anticipated industry changes. Our success will depend, to a significant extent, on the ability of our executive officers and other members of our senior management to identify and respond to these challenges effectively.

### *Future Declines in the Semiconductor Industry, and the Overall World Economic Conditions on Which It Is Significantly Dependent, Could Have a Material Adverse Impact on Our Results of Operations and Financial Condition*

Our business depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits. With the consolidation of customers within the industry, the semiconductor capital equipment market may experience rapid changes in demand driven both by changes in the market generally and the plans and requirements of particular customers. The economic, regulatory, political, and business conditions occurring nationally, globally, or in any of our key sales regions, which are often unpredictable, have historically impacted customer demand for our products and services and normal commercial relationships with our customers, suppliers, and creditors. Additionally, in times of economic uncertainty, our customers' budgets for our products, or their ability to access credit to purchase them, could be adversely affected. This would limit their ability to purchase our products and services. As a result, changing economic, regulatory, political or business conditions can cause material adverse changes to our results of operations and financial condition, including, but not limited to:

- a decline in demand for our products or services;
- an increase in reserves on accounts receivable due to our customers' inability to pay us;
- an increase in reserves on inventory balances due to excess or obsolete inventory as a result of our inability to sell such inventory;
- valuation allowances on deferred tax assets;
- restructuring charges;
- asset impairments including the potential impairment of goodwill and other intangible assets;
- a decline in the value of our investments;
- exposure to claims from our suppliers for payment on inventory that is ordered in anticipation of customer purchases that do not come to fruition; and
- challenges maintaining reliable and uninterrupted sources of supply.

Fluctuating levels of investment by semiconductor manufacturers may materially affect our aggregate shipments, revenues, operating results, and earnings. Where appropriate, we will attempt to respond to these fluctuations with cost management programs aimed at aligning our expenditures with anticipated revenue streams, which sometimes result in restructuring charges. Even during periods of reduced revenues, we must continue to invest in R&D and maintain extensive ongoing worldwide customer service and support capabilities to remain competitive, which may temporarily harm our profitability and other financial results.

### *We Have a Limited Number of Key Customers*

Sales to a limited number of large customers constitute a significant portion of our overall shipments, revenue, cash flows and profitability. As a result, the actions of even one customer may subject us to variability in those areas that is difficult to predict. In addition, large customers may be able to negotiate requirements that result in decreased pricing, increased costs, and/or lower margins for us and limitations on our ability to share technology with others. Similarly, significant portions of our credit risk may, at any given time, be concentrated among a limited number of customers so that the failure of even one of these key customers to pay its obligations to us could significantly impact our financial results.

### *We Face a Challenging and Complex Competitive Environment*

We face significant competition from multiple competitors, and our competitors may be able to develop products comparable or superior to those we offer or may adapt more quickly to new technologies or evolving customer requirements. In particular, while we continue to develop product enhancements that we believe will address future customer requirements, we may fail in a timely manner to identify those future customer requirements, to devote appropriate resources to developing products to address those requirements, or to complete the development or introduction of these additional product enhancements successfully, or these product enhancements may not achieve market acceptance or be competitive. Accordingly, competition may intensify, and we may be unable to continue to compete successfully in our markets, which could have a material adverse effect on our revenues, operating results, financial condition, and/or cash flows.

With increased consolidation efforts in our industry, as well as the emergence and strengthening of new, regional competitors, we may face increasing competitive pressures. Other companies continue to develop systems and/or acquire businesses and products that are competitive to ours and may introduce new products and product capabilities that may affect our ability to sell and support our existing products. We face a greater risk if our competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those we sell or may develop, as this could adversely affect our ability to sell products to those manufacturers.

We believe that to remain competitive we must devote significant financial resources to offer products that meet our customers' needs, to maintain customer service and support centers worldwide, and to invest in product and process R&D. Technological changes and developing technologies have required, and are expected to continue to require, new and costly investments. Certain of our competitors, including those that are created and financially backed by foreign governments, have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer service and support resources than we do and therefore have the potential to offer customers a more comprehensive array of products and/or product capabilities and to therefore achieve additional relative success in the semiconductor equipment industry. These competitors may deeply discount or give away products similar to those that we sell, challenging or even exceeding our ability to make similar accommodations and threatening our ability to sell those products. We also face competition from our own customers, who in some instances have established affiliated entities that manufacture equipment similar to ours. In addition, we face competition from companies that exist in a more favorable legal or regulatory environment than we do, who are able to sell products for certain applications at certain customers that we are prohibited from selling to under applicable export controls, allowing the freedom of action in ways that we may be unable to match. In many cases speed to solution is necessary for customer satisfaction and our competitors may be better positioned to achieve these objectives. For these reasons, we may fail to continue to compete successfully worldwide.

### Once a Semiconductor Manufacturer Commits to Purchase a Competitor's Semiconductor Manufacturing Equipment, the Manufacturer Typically Continues to Purchase That Competitor's Equipment, Making It More Difficult for Us to Sell Our Equipment to That Customer

Semiconductor manufacturers must make a substantial investment to qualify and integrate wafer processing equipment into a semiconductor production line. We believe that once a semiconductor manufacturer selects a particular supplier's processing equipment, the manufacturer generally relies upon that equipment for that specific production line application for an extended period of time, especially for customers that are more focused on tool reuse. Accordingly, we expect it to be more difficult to sell our products to a given customer for a product line application if that customer initially selects a competitor's equipment for the same product line application.

### We Depend on Creating New Products and Processes and Enhancing Existing Products and Processes for Our Success; Consequently, We Are Subject to Risks Associated with Rapid Technological Change

Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances that enable those processes. We believe that our future success depends in part upon our ability to develop and offer new products with improved capabilities and to continue to enhance our existing products. If new products or existing products have reliability, quality, design, or safety problems, our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, and additional service and warranty expenses. We may be unable to develop and manufacture products successfully, or products that we introduce may fail in the marketplace. For more than 25 years, the primary driver of technology advancement in the semiconductor industry has been to shrink the lithography that prints the circuit design on semiconductor chips. That driver could be approaching its technological limit, leading semiconductor manufacturers to investigate more complex changes in multiple technologies in an effort to continue technology development. In addition, the emergence of "big data" and new tools such as machine learning and artificial intelligence that capitalize on the availability of large data sets is leading semiconductor manufacturers and equipment manufacturers to pursue new products and approaches that exploit those tools to advance technology development. In the face of uncertainty on which technology solutions will become successful, we will need to focus our efforts on developing the technology changes that are ultimately successful in supporting our customers' requirements. Our failure to develop and offer the correct technology solutions in a timely manner with productive and cost-effective products could adversely affect our business in a material way. Our failure to commercialize new products in a timely manner could result in loss of market share, unanticipated costs, and inventory obsolescence, which would adversely affect our financial results.

In order to develop new products and processes and enhance existing products and processes, we expect to continue to make significant investments in R&D, to investigate the acquisition of products and technologies, to invest in or acquire businesses or technologies, and to pursue joint development relationships with customers, suppliers, or other members of the industry. Our investments and acquisitions may not be as successful as we may expect, particularly in the event that we invest in or acquire product lines and technologies that are new to us. We may find that acquisitions are not available to us, for regulatory or other reasons, and that we must therefore limit ourselves to collaboration and joint venture development activities that do not have the same benefits as acquisitions. Pursuing development through collaboration and/or joint development activities rather than through an acquisition may pose substantial challenges for management, including those related to aligning business objectives; sharing confidential information, intellectual property and data; sharing value with third parties; and realizing synergies that might have been available in an acquisition but are not available through a joint development project. We must manage product transitions and joint development relationships successfully, as the introduction of new products could adversely affect our sales of existing products and certain jointly developed technologies may be subject to restrictions on our ability to share that technology, which could limit our market for products incorporating those technologies. Future technologies, processes, or product developments may render our current product offerings obsolete, leaving us with non-competitive products, obsolete inventory, or both. Moreover, customers may adopt new technologies or processes to address the complex challenges associated with next-generation devices. This shift may result in a reduction in the size of our addressable markets or could increase the relative size of markets in which we either do not compete or have relatively low market share.

### *Strategic Alliances and Customer Consolidation May Have Negative Effects on Our Business*

Semiconductor manufacturing companies from time to time enter into strategic alliances or consolidate with one another to expedite the development of processes and other manufacturing technologies and/or achieve economies of scale. The outcomes of such an alliance can be the definition of a particular tool set for a certain function and/or the standardization of a series of process steps that use a specific set of manufacturing equipment, while the outcomes of consolidation can lead to an overall reduction in the market for semiconductor manufacturing equipment as customers' operations achieve economies of scale and/or increased purchasing power based on their higher volumes. In certain instances, this could work to our disadvantage if a competitor's tools or equipment become the standard equipment for such functions or processes. Additional outcomes of such consolidation may include our customers re-evaluating their future supplier relationships to consider our competitors' products and/or gaining additional influence over the pricing of products and the control of intellectual property or data.

Similarly, our customers may partner with, or follow the lead of, educational or research institutions that establish processes for accomplishing various tasks or manufacturing steps. If those institutions utilize a competitor's equipment when they establish those processes, it is likely that customers will tend to use the same equipment in setting up their own manufacturing lines. Even if they select our equipment, the institutions and the customers that follow their lead could impose conditions on acceptance of that equipment, such as adherence to standards and requirements or limitations on how we license our proprietary rights, that increase our costs or require us to take on greater risk. These actions could adversely impact our market share and financial results.

## *BUSINESS AND OPERATIONAL RISKS*

### *Our Revenues and Operating Results Are Variable*

Our revenues and operating results may fluctuate significantly from quarter to quarter or year to year due to a number of factors, not all of which are in our control. We manage our expense levels based in part on our expectations of future revenues. Because our operating expenses are based in part on anticipated future revenues, and a certain amount of those expenses are relatively fixed, a change in the timing of recognition of revenue and/or the level of gross profit from a small number of transactions can unfavorably affect operating results in a particular quarter or year. Factors that may cause our financial results to fluctuate unpredictably include, but are not limited to:

- legal, tax, accounting, or regulatory changes (including, but not limited to, changes in import/export regulations and tariffs, such as regulations imposed by the U.S. government restricting exports to China) or changes in the interpretation or enforcement of existing requirements;
- macroeconomic, industry and market conditions, including those caused by the Russian invasion of Ukraine, conflict in the Middle East, bank failures; and geopolitical issues;
- changes in average selling prices, customer mix, and product mix;
- foreign currency exchange rate fluctuations;
- economic conditions in the electronics and semiconductor industries in general and specifically the semiconductor equipment industry;
- the size and timing of orders from customers;
- changes in our deferred revenue balance, including as a result of factors such as volume purchase agreements, multi-year service contracts, back orders, and down payments toward purchases;
- consolidation of the customer base, which may result in the investment decisions of one customer or market having a significant effect on demand for our products or services;
- procurement shortages;
- the failure of our suppliers or outsource providers to perform their obligations in a manner consistent with our expectations;
- manufacturing difficulties;
- customer cancellations or delays in shipments, installations, customer payments, and/or customer acceptances;
- the extent that customers continue to purchase and use our products and services in their business;
- our customers' reuse of existing and installed products, to the extent that such reuse decreases their need to purchase new products or services;
- our ability to develop, introduce, and market new, enhanced, and competitive products in a timely manner;
- our competitors' introduction of new products;
- legal or technical challenges to our products and technologies;
- transportation, communication, demand, information technology, or supply disruptions based on factors outside our control, such as strikes, acts of God, wars, terrorist activities, widespread outbreak of illness, natural or man-made disasters, international conflict, or climate change;
- management of supply chain risks;
- rising inflation or interest rates; and
- changes in our estimated effective tax rate.

*Our Future Success Depends Heavily on International Sales and the Management of Global Operations*

Non-U.S. sales, as reflected in Part II Item 7. Results of Operations of this 2024 Form 10-K, accounted for approximately 93%, 91%, and 92% of total revenue in fiscal years 2024, 2023, and 2022, respectively. We expect that international sales will continue to account for a substantial majority of our total revenue in future years.

We are subject to various challenges related to international sales and the management of global operations including, but not limited to:

- domestic and international trade regulations, policies, practices, relations, disputes and issues;
- domestic and international tariffs, export controls and other barriers;
- developing customers and/or suppliers, who may have limited access to capital resources;
- global or national economic and political conditions;
- changes in currency controls;
- differences in the enforcement of intellectual property and contract rights in varying jurisdictions;
- our ability to respond to customer and foreign government demands for locally sourced systems, spare parts, and services and develop the necessary relationships with local suppliers;
- changes in and compliance with U.S. and international laws and regulations affecting foreign operations, including U.S. and international trade restrictions and sanctions, international data privacy regulations, such as the General Data Protection Regulation, anti-bribery, anti-corruption, anti-boycott, environmental, tax, and labor laws;
- fluctuations in interest and foreign currency exchange rates;
- the need for technical support resources in different locations; and
- our ability to secure and retain qualified people, and effectively manage people, in all necessary locations for the successful operation of our business.

There is inherent risk, based on the complex relationships among the world's major trading nations, that political, diplomatic and national security influences can lead to trade disputes, impacts and/or disruptions, in particular those affecting the semiconductor industry. This can adversely affect our business with China, Japan, Korea, and/or Taiwan and perhaps the entire Asia Pacific region or global economy. A significant trade dispute, impact and/or disruption in any area where we do business could have a materially adverse impact on our future revenue and profits.

Tariffs, export controls, additional taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, and any reciprocal retaliatory actions, can increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, disrupt our supply chain operations, or inhibit our ability to sell products or provide services, which has had and in the future could have a material adverse effect on our business, results of operations, or financial conditions. Certain of our international sales depend on our ability to obtain export licenses from the U.S. or foreign governments, and our inability to obtain such licenses, or an expansion of the number or kinds of sales for which export licenses are required, has limited and could in the future further limit the market for our products and has had and could in the future have an adverse impact on our revenues. As is discussed below under the heading "Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China," the U.S. government has in recent years imposed new controls, including expanded export license requirements and restrictions on sales to certain Chinese entities that significantly impact trade with China. In addition, the U.S. government has an ongoing process of assessing technologies that may be subject to new or additional export controls, and it is possible that such additional controls, if and when imposed, could further adversely impact our ability to sell our products outside the U.S. The implementation by the U.S. government of broad export controls restricting access to our technology (such as recent controls limiting exports to China) may cause customers with international operations to reconsider their use of and reliance on our products, which could adversely impact our future revenue and profits. Furthermore, there are risks that foreign governments may, among other things, take retaliatory actions; insist on the use of local suppliers; compel companies to partner with local companies to design and supply equipment on a local basis, requiring the transfer of intellectual property rights and/or local manufacturing; utilize their influence over their judicial systems to respond to intellectual property disputes or issues; and provide special incentives to government-backed local customers to buy from local competitors, even if their products are inferior to ours; all of which could adversely impact our revenues and margins.

We are exposed to potentially adverse movements in foreign currency exchange rates. The majority of our sales and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations primarily related to revenues denominated in Japanese yen and expenses denominated in euro, Korean won, Malaysian ringgit, and Indian rupee. Further, in periods in which the U.S. dollar is strong relative to the local currencies of our international customers, this can potentially reduce demand for our products, which may compound the adverse effect of foreign exchange translation on our revenue. Currently, we hedge certain anticipated foreign currency cash flows, primarily anticipated revenues denominated in Japanese yen and expenses denominated in euro, Korean won, Malaysian ringgit, and Indian rupee. In addition, we enter into foreign currency hedge contracts to minimize the short-term impact of the foreign currency exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily third-party accounts receivables, accounts payables, and intercompany receivables and payables. We believe these are our primary exposures to currency rate fluctuation. We expect to continue to enter into hedging transactions, for the purposes outlined, for the foreseeable future. However, these hedging transactions may not achieve their desired effect because differences between the actual timing of the underlying exposures and our forecasts of those exposures may leave us either over or under hedged on any given transaction. Moreover, by hedging these foreign currency denominated revenues, expenses, monetary assets, and liabilities, we may miss favorable currency trends that would have been advantageous to us but for the hedges. Additionally, we are exposed to short-term foreign currency exchange rate fluctuations on non-U.S. dollar-denominated monetary assets and liabilities (other than those currency exposures previously discussed), and currently we do not enter into foreign currency hedge contracts against these exposures. In addition, our currency hedges do not necessarily mitigate the potential negative impact of a strong U.S. dollar on demand for our products. Therefore, we are subject to potential unfavorable foreign currency exchange rate fluctuations to the extent that we transact business (including intercompany transactions) in these currencies.

The magnitude of our overseas business also affects where our cash is generated. Certain uses of cash, such as share repurchases, payment of dividends, or the repayment of our notes, can usually only be made with onshore cash balances. Since the majority of our cash is generated outside of the United States, this may impact certain business decisions and outcomes.

### *Our Business Relies on Technology, Data, Intellectual Property and Other Sensitive Information That is Susceptible to Cybersecurity and Other Threats or Incidents*

Our business is dependent upon the use and protection of technology, data, intellectual property and other sensitive information, which may be owned by, or licensed to, us or third parties, such as our customers and vendors. We maintain and rely upon certain critical information systems for the creation, transmission, use and storage of much of this information, and for the effective operation of our business. These information systems include, but are not limited to, telecommunications, the Internet, our corporate intranet, various computer hardware and software applications (some of which may be integrated into the products that we sell or be required in order to provide the services that we offer), network communications, and email. These information systems may be owned and maintained by us, our outsourced providers, or third parties such as vendors, contractors, customers and Cloud providers. In addition, we make use of Software-as-a-Service (SaaS) products for certain important business functions that are provided by third parties and hosted on their own networks and servers, or third-party networks and servers, all of which rely on networks, email and/or the Internet for their function.

The technology, data, intellectual property and other sensitive information we seek to protect are subject to loss, release, misappropriation or misuse, and the information systems containing or transmitting such technology, data, intellectual property and other sensitive information are subject to disruption, breach or failure, in each case as a result of various possible causes, any of which could have a material adverse effect on our business or operations. Such causes may include mistakes or unauthorized actions by our employees or contractors, phishing schemes and other third-party attacks, and degradation or loss of service or access to data due to viruses, malware, denial of service attacks, destructive or inadequate code, power failures, or physical damage to computers, hard drives, communication lines, or networking equipment, in each case with respect to us or the third-party product and service providers upon which we rely. Such causes may also include the use of techniques that change frequently or may be disguised or difficult to detect, or designed to remain dormant until a triggering event, or that may continue undetected for an extended period of time. In addition, to the extent artificial intelligence capabilities improve and are increasingly adopted, they may be used to identify vulnerabilities and to implement increasingly sophisticated cybersecurity attacks. Further, the use of artificial intelligence by us, our customers, suppliers, and third-party providers, among others, may also introduce unique vulnerabilities whose existence or exploitation could have a material adverse effect on our business or operations.

We experience cybersecurity and other threats and incidents in the course of our operations. Although past threats and incidents have not resulted in a material adverse effect, we may incur material losses related to cybersecurity and other threats or incidents in the future. Cybersecurity or other incidents could have a material adverse effect on our business. Such adverse effects might include:

- loss of (or inability to access, e.g. through ransomware) confidential and/or sensitive information stored on these critical information systems or transmitted to or from those systems;
- the disruption of the proper function of our products, services and/or operations;
- the failure of our or our customers' manufacturing processes;
- errors in the output of our work or our customers' work;
- the loss or public exposure of the personal or other confidential information of our employees, customers or other parties;
- the public release of customer financial and business plans, customer orders and operational results;
- exposure to claims from our employees or third parties who are adversely impacted by such incidents;
- misappropriation or theft of our or a customer's, supplier's or other party's assets or resources, including technology, data, intellectual property or other sensitive information and costs associated therewith;
- reputational damage;
- diminution in the value of our investment in research, development and engineering; or
- our failure to meet, or violation of, regulatory or other legal obligations, such as the timely publication or filing of financial statements, tax information and other required communications.

While we have implemented International Organization for Standardization ("ISO") 27001 compliant security procedures and virus protection software, intrusion prevention systems, identity and access control, and emergency recovery processes, and we carefully select our third-party providers of information systems, to mitigate risks to the information systems that we rely on and to the technology, data, intellectual property and other sensitive information we seek to protect, those security procedures and mitigation and protection systems cannot be guaranteed to be fail-safe, and we may still suffer cybersecurity and other incidents, which could have a material adverse effect on our business or operations. It has been difficult and may continue to be difficult to hire and retain employees with substantial cybersecurity acumen. In addition, there have been and may continue to be instances of our policies and procedures not being effective in enabling us to identify risks, threats and incidents in a timely manner, or at all, or to respond expediently, appropriately and effectively when incidents occur and repair any damage caused by such incidents, and such occurrences could have a material adverse effect on our business.

*We May Not Achieve the Expected Benefits of Our Restructuring Plans and Business Transformation Initiatives, and These Efforts Could Have a Material Adverse Effect on Our Business, Operations, Financial Condition, Results of Operations and Competitive Position*

In January 2023, we announced that we were implementing a restructuring plan consisting of a workforce reduction, and that we anticipated undertaking, and may in the future undertake, additional business restructuring, realignment and transformation initiatives. While the restructuring plan was intended to better align our cost structure with the current economic environment and future business opportunities, and our anticipated transformation initiatives have the goal of strengthening our operations and achieving operational efficiencies, there can be no assurance that we will be successful in these plans and initiatives. Implementation of such plans and initiatives may be costly and disruptive to our business, we may not be able to complete them at the cost or within the time frame contemplated, and we may not be able to obtain the anticipated benefits within the projected timing or at all. Restructuring and transformation may adversely affect our internal programs and our ability to recruit and retain skilled and motivated personnel, may result in a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, may require a significant amount of management and other employees' time and focus, and may be distracting to employees and management, which may divert attention from operating and growing our business. Additionally, reductions in our workforce may cause a reduction in our production output capabilities which could impact our ability to manufacture or ship products to customers within a mutually beneficial timeline. If we fail to achieve some or all of the expected benefits, it could have a material adverse effect on our business, operations, financial condition, results of operations and competitive position. For more information about our restructuring plan, see Note 21: Restructuring charges, net of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K.

*Disruptions to Our Supply Chain and Outsource Providers Could Impact Our Ability to Meet Demand, Increase Our Costs, and Adversely Impact Our Revenue and Operating Results*

Our supply chain has played and will continue to play a key role in our product development, manufacturing operations, field installation and support. Our business depends on our timely supply of products and services to meet the demand from our customers, which depends in significant part on the timely delivery of parts, materials and services, including components and subassemblies, from our direct suppliers to us, and to our direct suppliers by other companies. In addition, outsource providers have played and will continue to play a key role both in the manufacturing and customer-focused operations described above, and in many of our transactional and administrative functions, such as information technology, facilities management, and certain elements of our finance organization. These providers and suppliers might suffer financial setbacks, be acquired by third parties, become subject to exclusivity arrangements that preclude further business with us, or be unable to meet our requirements or expectation due to their independent business decisions or force majeure events that could interrupt or impair their continued ability to perform as we expect. We may also experience significant interruptions of our manufacturing operations, delays in our ability to deliver or install products or perform services or to recognize revenue, increased costs or customer order cancellations as a result of:

- the failure or inability to accurately forecast demand and obtain sufficient quantities of quality parts on a cost-effective basis;
- volatility in the availability and cost of parts, materials or services, including increased costs due to rising inflation or interest rates or other market conditions;
- difficulties or delays in obtaining required import or export approvals;
- shipment delays and increased costs of shipment due to transportation interruptions, capacity constraints, or fuel shortages;
- shortages of semiconductor or other components or materials as a result of increases in demand;
- information technology or infrastructure failures, including those of a third-party supplier or service provider; and
- transportation or supply disruptions based on factors outside our control, such as strikes, acts of God, wars, terrorist activities, widespread outbreak of illness, natural or man-made disasters, international conflict, or climate change.

Demand for electronic products and other factors, such as the COVID-19 pandemic, have resulted in, and may in the future result in, a shortage of parts, materials and services needed to manufacture, deliver and install our products, as well as delays in and unpredictability of shipments due to transportation interruptions. Such shortages, delays and unpredictability have adversely impacted, and may in the future impact, our suppliers' ability to meet our demand requirements. Difficulties in obtaining sufficient and timely supply of parts, materials or services, and delays in and unpredictability of shipments due to transportation interruptions, have adversely impacted, and may in the future adversely impact, our manufacturing operations and our ability to meet customer demand. In addition, difficulties in obtaining parts, materials or services necessary to deliver or install products or perform services have adversely impacted, and may in the future adversely impact, our ability to recognize revenue, our gross margins on the revenue we recognize, and our other operating results. Although we are endeavoring to pass along some of the impact of increased costs to our customers to counteract adverse impacts to our gross margins and other operating results, such measures could be unsuccessful, or could have the effect of reducing demand, which would adversely impact our revenue.

Further, increased restrictions imposed on a class of chemicals known as per- and polyfluoroalkyl substances ("PFAS"), which are widely used in a large number of products, including parts and materials that are incorporated into our products, may negatively impact our supply chain due to the potentially decreased availability, or non-availability, of PFAS-containing products. Proposed regulations under consideration could require that we transition away from the usage of PFAS-containing products, which could adversely impact our business, operations, revenue, costs, and competitive position. There is no assurance that suitable replacements for PFAS-containing parts and materials will be available at similar costs, or at all.

Although we attempt to select reputable providers and suppliers and we attempt to secure their performance on terms documented in written contracts, it is possible that one or more of these providers or suppliers could fail to perform as we expect, or fail to secure or protect intellectual property rights, and such failure could have an adverse impact on our business. In some cases, the requirements of our business mandate that we obtain certain components and sub-assemblies included in our products from a single supplier or a limited group of suppliers. Where practical, we endeavor to establish alternative sources to mitigate the risk that the failure of any single provider or supplier will adversely affect our business, but this is not feasible in all circumstances. Some key parts are subject to long lead-times or available only from a single supplier or limited group of suppliers, and some sourcing or subassembly is provided by suppliers located in countries other than the countries where we conduct our manufacturing. There is therefore a risk that a prolonged inability to obtain certain components or secure key services could impair our ability to manage operations, ship products, and generate revenues, which could adversely affect our operating results and damage our customer relationships.

### We Face Risks Related to the Disruption of Our Primary Manufacturing and R&D Facilities

While we maintain business continuity plans, our manufacturing and R&D facilities are concentrated in a limited number of locations. These locations are subject to disruption for a variety of reasons, such as natural or man-made disasters, widespread outbreaks of illness, war, terrorist activities, political or governmental unrest or instability, disruptions of our information technology resources, utility interruptions, international conflict, the effects of climate change, or other events beyond our control. Such disruptions may cause delays in developing or shipping our products, in engaging with customers on new product applications, or in supporting customers, which could result in the loss of business or customer trust, adversely affecting our business and operating results.

### The COVID-19 Pandemic Adversely Impacted, and May in the Future Adversely Impact, Our Business, Operations, and Financial Results

The COVID-19 pandemic and efforts by national, state and local governments worldwide to control its spread resulted in measures aimed at containing the disease such as quarantines, travel bans, shutdowns, and shelter in place or "stay at home" orders, which collectively significantly restricted the movement of people and goods and the ability of businesses to operate. While the exceptional COVID-19 related challenges have mostly subsided, these restrictions and measures, incidents of confirmed or suspected infections within our workforce or those of our suppliers or other business partners, and our efforts to act in the best interests of our employees, customers, and suppliers, previously affected and in the future may affect our business and operations by, among other things, causing facility closures, production delays and capacity limitations; disrupting production by our supply chain; disrupting the transport of goods from our supply chain to us and from us to our customers; requiring modifications to our business processes; requiring the implementation of business continuity plans; requiring the development and qualification of alternative sources of supply; requiring the implementation of social distancing measures that impede manufacturing processes; disrupting business travel; disrupting our ability to staff our on-site manufacturing and research and development facilities; delaying capital expansion projects; and necessitating teleworking by portions of our workforce. These impacts caused and, in the future, may cause delays in product shipments and product development, increases in costs, and decreases in revenue, profitability and cash from operations, which caused and, in the future, may cause an adverse effect on our results of operations that may be material. The pandemic resulted at various times in significant disruption of global financial markets, increases in levels of unemployment, and economic uncertainty, which adversely impacted our business and may do so in the future, and may lead to significant negative impacts on customer spending, demand for our products, the ability of our customers to pay, our financial condition and the financial condition of our suppliers, and our access to external sources of financing to fund our operations and capital expenditures.

### We Are Subject to Risks Relating to Product Concentration and Lack of Product Revenue Diversification

We derive a substantial percentage of our revenues from a limited number of products. Our products are priced up to the tens of millions of dollars per system. As a result, the inability to recognize revenue on even a few systems can cause a significantly adverse impact on our revenues for a given quarter, and, in the longer term, the continued market acceptance of these products is critical to our future success. Our business, operating results, financial condition, and cash flows could therefore be adversely affected by:

- a decline in demand for even a limited number of our products;
- a failure to achieve continued market acceptance of our key products;
- export restrictions or other regulatory or legislative actions that could limit our ability to sell those products to key customers or customers within certain markets;
- an improved version of products being offered by a competitor in the markets in which we participate;
- increased pressure from competitors that offer broader product lines;
- increased pressure from regional competitors;

- technological changes that we are unable to address with our products; or
- a failure to release new or enhanced versions of our products on a timely basis.

In addition, the fact that we offer limited product lines creates the risk that our customers may view us as less important to their business than our competitors that offer additional products and/or product capabilities, including new products that take advantage of "big data" or other new technologies such as machine learning and artificial intelligence. This may impact our ability to maintain or expand our business with certain customers. Such product concentration may also subject us to additional risks associated with technology changes. Our business is affected by our customers' use of our products in certain steps in their wafer fabrication processes. Should technologies change so that the manufacture of semiconductors requires fewer steps using our products, this could have a larger impact on our business than it would on the business of our less concentrated competitors.

## *We May Fail to Protect Our Critical Proprietary Technology Rights, Which Could Affect Our Business*

Our success depends in part on our proprietary technology and our ability to protect key components of that technology through patents, copyrights, trade secrets and other forms of protection. Protecting our key proprietary technology helps us achieve our goals of developing technological expertise and new products and systems that give us a competitive advantage; increasing market penetration and growth of our installed base; and providing comprehensive support and service to our customers. As part of our strategy to protect our technology, we currently hold a number of U.S. and foreign patents and pending patent applications, and we keep certain information, processes, and techniques confidential and/or as trade secrets. However, we may fail to apply for or obtain sufficient patent protection for our technology, other parties may challenge or attempt to invalidate or circumvent any patents the U.S. or foreign governments issue to us; these governments may fail to issue patents for pending applications; or we may lose trade secret protection over valuable information due to our or third parties' intentional or unintentional actions or omissions or even those of our own employees. Additionally, intellectual property litigation can be expensive and time-consuming and even when patents are issued, or trade secret processes are followed, the legal systems in certain of the countries in which we do business might not enforce patents and other intellectual property rights as rigorously or effectively as the United States or may favor local entities in their intellectual property enforcement. The rights granted or anticipated under any of our patents, pending patent applications, copyrights, or trade secrets may be narrower than we expect or, in fact, provide no competitive advantages. Moreover, because we selectively file for patent protection in different jurisdictions, we may not have adequate protection in all jurisdictions based on such filing decisions. Any of these circumstances could have a material adverse impact on our business.

## *Our Ability to Attract, Retain, and Motivate Key Employees Is Critical to Our Success*

Our ability to compete successfully depends in large part on our ability to attract, retain, and motivate key employees with the appropriate skills, experiences and competencies. This is an ongoing challenge due to intense competition for top talent, fluctuations in industry or business economic conditions, as well as increasing geographic expansion, and these factors in combination may result in cycles of hiring activity and workforce reductions. Our success in hiring depends on a variety of factors, including the attractiveness of our compensation and benefit programs, global economic or political and industry conditions, our organizational structure, global competition for talent and the availability of qualified employees, the availability of career development opportunities, the ability to obtain necessary authorizations for workers to provide services outside their home countries, and our ability to offer a challenging and rewarding work environment. We periodically evaluate our overall compensation and benefit programs and make adjustments, as appropriate, to maintain or enhance their competitiveness. If we are not able to successfully attract, retain, and motivate key employees, we may be unable to capitalize on market opportunities and our operating results may be materially and adversely affected.

## *If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance*

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. As a result, we may seek to make acquisitions of complementary companies, products, or technologies, or we may reduce or dispose of certain product lines or technologies that no longer fit our long-term strategies. For regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies, resulting in significant financial costs, reduced or lost opportunities, and diversion of management's attention. Managing an acquired business, disposing of product technologies, or reducing personnel entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel or separating existing business or product groups, diversion of management's attention away from other business concerns, amortization of acquired intangible assets, adverse customer reaction to our decision to cease support for a product, and potential loss of key employees or customers of acquired or disposed operations. There can be no assurance that we will be able to achieve and manage successfully any such integration of potential acquisitions, disposition of product lines or technologies, or reduction in personnel, or that our management, personnel, or systems will be adequate to support continued operations. Any such inabilities or inadequacies could have a material adverse effect on our business, operating results, financial condition, and/or cash flows.

In addition, any acquisition could result in changes such as potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the amortization of related intangible assets, and goodwill impairment charges, any of which could materially adversely affect our business, financial condition, results of operations, cash flows, and/or the price of our Common Stock.

## LEGAL, REGULATORY AND TAX RISKS

### *Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China*

China represents a large and fast-developing market for the semiconductor equipment industry and therefore is important to our business. Revenue in China, which includes global customers and domestic Chinese customers with manufacturing facilities in China, represented approximately 42%, 26%, and 31% of our total revenue for fiscal years 2024, 2023, and 2022, respectively. The U.S. and China have historically had a complex relationship that has included actions that have impacted trade between the two countries. In recent years, these actions have included an expansion of export license requirements imposed by the U.S. government, which have limited the market for our products, adversely impacted our revenues, and increased our exposure to foreign competition, and could potentially do so to an even greater extent in the future. Additionally, the U.S. government has enacted new rules aimed at restricting China's ability to manufacture advanced semiconductors, which include restrictions on exports, reexports or transfers to, or shipping, transmitting, transferring, or facilitating such movement to, or performing services at, customer facilities in China engaged in certain technology end-uses, without appropriate authorizations obtained from U.S. authorities. The U.S. Department of Commerce has also enacted rules that have expanded export license requirements for U.S. companies to sell certain items to companies and other end-users in China that are designated as military end-users or have operations that could support military end uses; has added additional Chinese companies to its restricted entity list and unverified list under suspicion of military-civil fusion, support of Russia, or other factors associated with a broadening scope of national security concerns; and has expanded an existing rule (referred to as the foreign direct product rule) in a manner that could cause foreign-made wafers, chipsets, and certain related items produced with many of our products to be subject to U.S. licensing requirements if Huawei Technologies Co. Ltd ("Huawei") or its affiliates are parties to a transaction involving the items. These rules have required and may require us to apply for and obtain additional export licenses to supply certain of our products to customers in China, and there is no assurance that we will be issued licenses that we apply for on a timely basis or at all. In addition, our customers (including, but not limited to, Chinese customers) may require U.S. export licenses for the use of our products in order to manufacture products, including semiconductor wafers and integrated circuits, for those of their customers (i.e. Huawei and its affiliates) that are subject to the expanded foreign direct product rule, which may adversely impact the demand for our products. The U.S. Department of Commerce could in the future add additional Chinese companies to its restricted entity list or unverified list or take other actions that could expand licensing requirements or otherwise impact the market for our products and our revenue. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain and evolving, and these rules, other regulatory actions or changes, and other actions taken by the governments of either the U.S. or China, or both, that have occurred and may occur in the future could materially and adversely affect our results of operations.

### *We Are Exposed to Various Risks from Our Regulatory Environment*

We are subject to various risks related to (1) new, different, inconsistent, or even conflicting laws, rules, and regulations that may be enacted by legislative or executive bodies and/or regulatory agencies in the countries that we operate; (2) disagreements or disputes related to international trade; and (3) the interpretation and application of laws, rules, and regulations. As a public company with global operations, we are subject to the laws of multiple jurisdictions and the rules and regulations of various governing bodies, including those related to export controls, financial and other disclosures, corporate governance, privacy, anti-corruption, such as the Foreign Corrupt Practices Act and other local laws prohibiting corrupt payments to governmental officials, anti-boycott compliance, conflict minerals or other social responsibility legislation, immigration or travel regulations, antitrust regulations, and laws or regulations relating to carbon emissions, as well as other laws or regulations imposed in response to climate change concerns, among others. Each of these laws, rules, and regulations imposes costs on our business, including financial costs and potential diversion of our management's attention associated with compliance, and may present risks to our business, including potential fines, restrictions on our actions, and reputational damage if we do not fully comply.

To maintain high standards of corporate governance and public disclosure, we intend to invest appropriate resources to comply with evolving standards. Changes in or ambiguous interpretations of laws, regulations, and standards may create uncertainty regarding compliance matters. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, reduced operating income, and a diversion of management's time and attention from revenue-generating activities to compliance activities. If we are found by a court or regulatory agency not to be in compliance with the laws and regulations, our business, financial condition, and/or results of operations could be adversely affected.

### *Intellectual Property, Indemnity, and Other Claims Against Us Can Be Costly and We Could Lose Significant Rights That Are Necessary to Our Continued Business and Profitability*

Third parties may assert infringement, misappropriation, unfair competition, product liability, breach of contract, or other claims against us. From time to time, other persons send us notices alleging that our products infringe or misappropriate their patent or other intellectual property rights. In addition, law enforcement authorities may seek criminal charges relating to intellectual property or other issues. We also face risks of claims arising from commercial and other relationships. In addition, our bylaws and other indemnity obligations provide that we will indemnify officers and members of our Board of Directors against losses that they may incur in legal proceedings resulting from their service to us. From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers and suppliers, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. In such cases, it is our policy either to defend the claims or to negotiate licenses or other settlements on commercially reasonable terms. However, we may be unable in the future to negotiate necessary licenses or reach agreement on other settlements on commercially reasonable terms, or at all, and any litigation resulting from these claims by other parties may materially and adversely affect our business and financial results, and we may be subject to substantial damage awards and penalties. Moreover, although we have insurance to protect us from certain claims and cover certain losses to our property, such insurance may not cover us for the full amount of any losses, or at all, and may be subject to substantial exclusions and deductibles.

### *Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities*

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions, and judgment is required to determine worldwide tax liabilities. The amount of taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability. As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region. Changes in the split of earnings between countries with differing statutory tax rates, in the valuation allowance of deferred tax assets, in tax laws, in material audit assessments, or in expirations of agreements with tax authorities could adversely affect our effective tax rate. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent upon our ability to generate future taxable income in the United States.

On August 16, 2022, the Inflation Reduction Act (the "IRA") was signed into law. In general, the provisions of the IRA are effective beginning with our fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate alternative minimum tax. We have evaluated the impacts of the IRA, including guidance issued by the Treasury Department, and do not expect it to have a material impact on our effective tax rate.

Recommendations made by the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting 2.0 ("BEPS 2.0") project have the potential to lead to changes in the tax laws in numerous countries, including the implementation of a global minimum tax. Several countries around the world have enacted or proposed changes to their existing tax laws based on these recommendations. As each country in which we operate evaluates their alignment with the recommendations and enacts minimum tax rules, the ultimate impact of any such changes on our effective tax rate remains uncertain. When fully enacted, such changes could have a material impact on our effective tax rate. We will continue to monitor the progress of the BEPS 2.0 implementation.

In addition, the U.S. has made several corporate income tax proposals, including changes in the taxation of non-U.S. income. If enacted, such changes could have a material impact on our effective tax rate.

### *Increasing and Evolving Environmental Regulations May Adversely Affect Our Operating Results*

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, sale, and disposal of toxic, volatile, or otherwise hazardous or potentially hazardous substances, and the regulatory environment is dynamic. Failure to comply with present or future environmental regulations (such as future regulations imposed on the use or sale of PFAS or PFAS-containing products) could result in fines being imposed on us, require us to undertake remediation activities, suspend production, and/or cease operations, or cause our customers to not accept our products. These regulations could require us to alter or discontinue our current operations in certain jurisdictions, acquire significant additional equipment, incur substantial other expenses to comply with environmental regulations, or take other actions. Compliance obligations, as well as any failure to comply with current or future regulations governing the use, handling, sale, transport, or disposal of hazardous or potentially hazardous substances (including, but not limited to, PFAS) could subject us to future costs and liabilities that may adversely affect our operating results, financial condition, and ability to operate our business.

### *Our Bylaws Designate the Court of Chancery of the State of Delaware as the Sole and Exclusive Judicial Forum for Certain Legal Actions Between the Company and its Stockholders, Which May Discourage Lawsuits with Respect to Such Claims*

Our bylaws provide that, unless we consent otherwise, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for lawsuits asserting certain stockholder claims (including claims asserted derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the General Corporation Law of Delaware or our certificate of incorporation or our bylaws, or claims governed by the internal affairs doctrine. This is a general summary of the bylaw provision; you should refer to the language of the bylaws for details. While the forum provision does not generally apply to direct claims arising under the Securities Exchange Act of 1934 or the Securities Act of 1933, derivative lawsuits that assert legal claims arising under these statutes could fall within the provision, as recent court decisions have held.

As a Delaware corporation, Delaware law controls issues of our internal affairs, including duties that our directors, officers, employees, and others owe to the Company and its stockholders. We believe that our exclusive forum provision benefits us, and our stockholders, by permitting relatively prompt resolution of lawsuits concerning our internal affairs, promoting consistent application of Delaware law in these lawsuits, and reducing the possibility of duplicative, costly, multi-jurisdictional litigation with the potential for inconsistent outcomes. However, the forum provision limits a stockholder's ability to bring a claim in a judicial forum that it believes may be more favorable than Delaware, and this could discourage the filing of such lawsuits.

## FINANCIAL, ACCOUNTING AND CAPITAL MARKETS RISKS

### The Market for Our Common Stock Is Volatile, Which May Affect Our Ability to Raise Capital or Make Acquisitions or May Subject Our Business to Additional Costs

The market price for our Common Stock is volatile and has fluctuated significantly over the past years. The trading price of our Common Stock could continue to be highly volatile and fluctuate widely in response to a variety of factors, many of which are not within our control or influence. These factors include, but are not limited to, the following:

- general market, semiconductor, or semiconductor equipment industry conditions;
- economic or political events, trends, and unexpected developments occurring nationally, globally, or in any of our key sales regions;
- macroeconomic, industry and market conditions, including those caused by the Russian invasion of Ukraine, conflict in the Middle East, or bank failures; and geopolitical issues;
- variations in our quarterly operating results and financial condition, including our liquidity;
- variations in our revenues, earnings, or other business and financial metrics from forecasts by us or securities analysts or from those experienced by other companies in our industry;
- announcements of restructurings, reductions in force, departure of key employees, and/or consolidations of operations;
- margin trading, short sales, hedging and derivative transactions involving our Common Stock;
- government regulations;
- developments in, or claims relating to, patent or other proprietary rights;
- technological innovations and the introduction of new products by us or our competitors;
- commercial success or failure of our new and existing products; or
- disruptions of relationships with key customers or suppliers.

In addition, the stock market experiences significant price and volume fluctuations. Historically, we have witnessed significant volatility in the price of our Common Stock due in part to the price of and markets for semiconductors. These and other factors have adversely affected and may again adversely affect the price of our Common Stock, regardless of our actual operating performance. In the past, following volatile periods in the price of their stock, many companies became the object of securities class action litigation. If we are sued in a securities class action, we could incur substantial costs, and it could divert management's attention and resources and have an unfavorable impact on our financial performance and the price for our Common Stock.

### We May Incur Impairments to Goodwill or Long-lived Assets

We review our goodwill identified in business combinations for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may exceed the fair value. We review all other long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstance indicate that these assets may not be recoverable. The process of evaluating the potential impairment of goodwill and other long-lived assets requires judgment. Negative industry or economic trends, including reduced market prices of our Common Stock, reduced estimates of future cash flows, disruptions to our business, slower growth rates, or lack of growth in our relevant business units, could lead to impairment charges against our long-lived assets, including goodwill and other intangible assets.

When evaluating goodwill, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed and we may be required to record an impairment charge in that period, which could adversely affect our result of operations.

When evaluating other long-lived assets, if we conclude that the estimated undiscounted cash flows attributable to the assets are less than their carrying value, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, which could adversely affect our results of operations.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in a highly competitive environment and projections of future operating results and cash flows may vary significantly from actual results. Additionally, if our analysis indicates potential impairment, we may be required to record additional charges to earnings in our financial statements, which could negatively affect our results of operations.

### Our Leverage and Debt Service Obligations May Adversely Affect Our Financial Condition, Results of Operations, and Earnings per Share

We have $5.0 billion in aggregate principal amount of senior unsecured notes outstanding (the "Senior Notes"). Additionally, we have funding available to us under our $1.5 billion commercial paper program and our $1.5 billion revolving credit facility, which serves as a backstop to our commercial paper program. Our revolving credit facility also includes an option to increase the amount up to an additional $600.0 million, for a potential total commitment of $2.1 billion. We may, in the future, decide to enter into additional debt arrangements.

In addition, we have entered, and in the future may enter, into derivative instrument arrangements to hedge against the variability of cash flows due to changes in the benchmark interest rate of fixed rate debt. We could be exposed to losses in the event of nonperformance by the counterparties to our derivative instruments.

Our indebtedness could have adverse consequences, including:

- risk associated with any inability to satisfy our obligations;
- a portion of our cash flows that may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions, or general corporate or other purposes; and
- impairment of our ability to obtain additional financing in the future.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors. Furthermore, our operations may not generate sufficient cash flows to enable us to meet our expenses and service our debt. As a result, we may need to enter into new financing arrangements to obtain the necessary funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness.

### *Our Credit Agreements Contain Covenant Restrictions That May Limit Our Ability to Operate Our Business*

We may be unable to respond to changes in business and economic conditions, engage in transactions that might otherwise be beneficial to us, or obtain additional financing because our debt agreements contain, and any of our other future similar agreements may contain, covenant restrictions that limit our ability to, among other things:

- incur additional debt, assume obligations in connection with letters of credit, or issue guarantees;
- create liens;
- enter into transactions with our affiliates;
- sell certain assets; and
- merge or consolidate with any person.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. In addition, our failure to comply with these covenants could result in a default under the Senior Notes, or our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt, which could materially and negatively affect our financial condition and results of operation.

### *There Can Be No Assurance That We Will Continue to Declare Cash Dividends or Repurchase Our Shares at All or in Any Particular Amounts*

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends and to repurchase our shares is subject to capital availability and periodic determinations by our Board of Directors that cash dividends and share repurchases are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends or the repurchasing of shares by us. Future dividends and share repurchases may also be affected by, among other factors, our views on potential future capital requirements for investments in acquisitions and the funding of our research and development; legal risks; changes in federal, state, and international tax laws or corporate laws; contractual restrictions, such as financial or operating covenants in our debt arrangements; availability of onshore cash flow; and changes to our business model. Our dividend payments and share repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase shares at all or in any particular amounts. A reduction or suspension in our dividend payments or share repurchases could have a negative effect on the price of our Common Stock.

### *If One or More of Our Counterparty Financial Institutions Default on Their Obligations To Us or Fail, We May Incur Significant Losses*

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, option contracts, collars and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions both in and out of the United States. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions, which may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

## Item 1B.      *Unresolved Staff Comments*

None.

# Item 1C.  *Cybersecurity*

We recognize the significant role of information security in safeguarding our valuable intellectual property along with the confidentiality, integrity and availability of the data of our customers, employees, and suppliers. We have implemented certain policies, procedures, and systems that are designed to identify and address material risks related to cybersecurity and cybersecurity incidents.

We have a comprehensive enterprise risk management ("ERM") program, which is implemented by management and overseen by our Board of Directors ("Board").

Our identification, assessment, and management of material risks from cybersecurity threats is integrated into the Company's overall ERM system and processes. Our ERM program is designed to leverage existing management processes to (i) identify critical enterprise risks, including both information security and cybersecurity risks, (ii) design and implement appropriate risk mitigation strategies, and (iii) assess the status of risks and mitigation plans.

A key component within our ERM framework is a robust information security risk management program, which includes:

- risk assessments designed to help identify risks to our critical systems, information, services, and our broader global information systems environment;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to aid in assessing specific risks, providing benchmarking data, providing information regarding trends or recent regulatory changes applicable to our risk profile, or to test or otherwise assist with aspects of our security processes;
- the periodic engagement of an independent third-party expert to evaluate our security capabilities;
- mandatory annual cybersecurity awareness training of our employees, including incident response personnel and senior management, as well as conducting periodic tests with our user population to reinforce good information security practices;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, including those impacting the Company's manufacturing sites;
- processes to identify vulnerabilities, breach attempts and possible criminal activity by external parties; and
- processes to assess the practices of our suppliers and third-party service providers relative to protecting the security of our information.

The Company holds ISO 27001-2022 certification for information security at our corporate headquarters. Our Chief Information Security Officer ("CISO"), who has over 30 years of experience in information security and technology leadership, has primary responsibility for (i) leading our global information security program, (ii) managing the cybersecurity risks identified as part of the ERM program, and (iii) developing, implementing, and enforcing security policies and maintaining information security systems.

Our global information security program, led by our CISO, includes dedicated teams specialized in (i) identity access management, (ii) data protection, (iii) incident response, (iv) vulnerability governance, (v) security operations and engineering (vi) governance, risk, and compliance, and (vii) insider risk and intelligence. The members of the information security team are responsible for managing, maintaining, and monitoring the systems and processes that prevent, detect, mitigate and remediate cybersecurity incidents, and for informing our CISO of status of such systems and processes, as well as any significant incidents.

Our Board is responsible for overseeing our strategy and approach to addressing information security risks, including managing and assessing risks from cybersecurity threats, both directly and through the audit committee. The audit committee is responsible for reviewing and monitoring the Company's cybersecurity and information security policies and its internal controls regarding cybersecurity and information security. In addition, the audit committee is responsible for regularly reporting to the Board on the substance of such reviews and, as necessary, recommending to the Board such actions as it deems appropriate. Our CISO reports on information security risks at least quarterly to the audit committee and at least annually to the Board.

We experience cybersecurity and other threats and incidents in the course of our operations. To date, we have not determined that such threats and incidents have materially and adversely affected the Company, including our business strategy, results of operations or financial condition. Furthermore, to date, we have not determined that such threats and incidents are reasonably likely to materially and adversely affect the Company, including our business strategy, results of operations or financial condition.

For additional information on certain risks associated with cybersecurity, please refer to "Our Business Relies on Technology, Data, Intellectual Property and Other Sensitive information That is Susceptible to Cybersecurity and Other Threats or Incidents" in Item 1A: Risk Factors.

## Item 2.    *Properties*

Our executive offices and principal operating and R&D facilities are located in Fremont and Livermore, California; Tualatin, Oregon; Yongin, Gyeonggi Province, Korea; Bengaluru, India; Salzburg, Austria; and Villach, Austria. In addition, we lease or own properties for our service, technical support, and sales personnel throughout the United States, China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan and lease or own manufacturing and warehouse facilities located in California, Ohio, Oregon, Austria, Korea, Malaysia, and Taiwan. The Company owns the majority of the Fremont, Livermore, and Tualatin facilities, as well as the manufacturing facilities in Ohio and Malaysia. Our Villach facility is leased; the lease includes an option to renew the lease or purchase the facilities. Our facilities lease obligations are subject to periodic increases. We believe that our existing facilities are well-maintained and in good operating condition.

## Item 3.    *Legal Proceedings*

Please refer to the subsection entities "Legal Proceedings" within Note 17: Commitments and Contingencies to our Consolidated Financial Statements included in Part II, Item 8 of this 2024 Form 10-K.

## Item 4.    *Mine Safety Disclosures*

Not applicable.

**Item 5.**        *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

### Stock Information

Our Common Stock is traded on the Nasdaq Global Select Market<sup>SM</sup> under the symbol "LRCX." As of August 22, 2024, we had 416 stockholders of record.

On May 21, 2024, we announced a 10-for-one stock split, which is expected to be effective after market close on October 2, 2024, for stockholders of record at that time. Share and per share information throughout this Annual Report on Form 10-K has not been adjusted for the effects of the stock split.

### Dividends

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends is subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. During fiscal year 2024, our quarterly dividend declared was $2.00 per share.

### Repurchases of Company Shares

In May 2024, the Board of Directors authorized management to repurchase up to an additional $10.0 billion of Common Stock; this authorization supplements the remaining balance from any prior authorization. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

### Accelerated Share Repurchase Agreements

On February 1, 2024, we entered into accelerated share repurchase agreements (the "February 2024 ASRs") with two financial institutions to repurchase a total of $700 million of Common Stock. We took an initial delivery of approximately 631 thousand shares, which represented 75% of the prepayment amount divided by our closing stock price on February 1, 2024. The total number of shares received under the February 2024 ASRs was based upon the average daily volume weighted average price of our Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the February 2024 ASRs occurred during April 2024, resulting in the receipt of approximately 140 thousand additional shares, which yielded a weighted-average share price of $917.38 (net of applicable excise taxes) for the transaction period.

Share repurchases, including those under the repurchase program, were as follows:

| Period | Total Number of Shares Repurchased [1] | Average Price Paid per Share [2, 3] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Amount Available Under Repurchase Program |
|---|---|---|---|---|
| | | (in thousands, except per share data) | | |
| Available balance as of June 25, 2023 | | | | $ 3,537,217 |
| Quarter ended September 24, 2023 | 1,266 | $ 659.88 | 1,257 | 2,707,343 |
| Quarter ended December 24, 2023 | 976 | $ 660.25 | 970 | 2,067,076 |
| Quarter ended March 31, 2024 | 951 | $ 853.12 | 828 [4] | 1,206,992 |
| April 1, 2024 - April 28, 2024 | 142 | $ 882.88 | 140 [4] | 1,206,729 |
| Board authorization, $10.0 billion, May 2024 | — | $ — | — | 11,206,729 |
| April 29, 2024 - May 26, 2024 | 24 | $ 974.07 | 21 | 11,186,612 |
| May 27, 2024 - June 30, 2024 | 365 | $ 994.90 | 364 | 10,824,660 |
| Total | 3,724 | $ 993.29 [5] | 3,580 | $ 10,824,660 |

(1)   During the fiscal year ended June 30, 2024, we acquired 144 thousand shares at a total cost of $135.9 million which we withheld through net share settlements to cover minimum tax withholding obligations upon the vesting of restricted stock unit awards granted under our equity compensation plans. The shares retained by us through these net share settlements are not a part of the Board-authorized repurchase program but instead are authorized under our equity compensation plan.

(2)   Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure above regarding our accelerated share repurchase activity during the fiscal year.

(3) Our net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under repurchase programs, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

(4) Includes shares received at initial or final settlement of accelerated share repurchase agreements; see additional disclosures above regarding our accelerated share repurchase activity during the fiscal year.

(5) Average price paid per share presented is for the quarter ended June 30, 2024.

## *Cumulative Five-Year Return*

The graph below compares Lam Research Corporation's cumulative five-year total shareholder return on Common Stock with the cumulative total returns of the Philadelphia Semiconductor Sector Total Return Index, the Nasdaq Composite Total Return index, and the Standard & Poor's ("S&P") 500 (TR) index. The graph tracks the performance of a $100 investment in our Common Stock and in each of the indices (with the reinvestment of all dividends) for the five years ended June 30, 2024.

### COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among Lam Research Corporation, the
Philadelphia Semiconductor Sector Total Return
Index, the Nasdaq Composite Total Return Index,
and the S&P 500 (TR) Index.



*$100 invested on June 30, 2019 in stock or index, including reinvestment of dividends.
Copyright © 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

| | June 30, 2019 | June 28, 2020 | June 27, 2021 | June 26, 2022 | June 25, 2023 | June 30, 2024 |
|---|---|---|---|---|---|---|
| Lam Research Corporation | $ 100.00 | $ 163.97 | $ 345.41 | $ 249.39 | $ 341.98 | $ 604.09 |
| Philadelphia Semiconductor Sector Total Return Index | $ 100.00 | $ 134.13 | $ 229.27 | $ 194.74 | $ 254.85 | $ 402.02 |
| Nasdaq Composite Total Return Index | $ 100.00 | $ 123.12 | $ 182.53 | $ 148.57 | $ 174.25 | $ 230.80 |
| S&P 500 (TR) Index | $ 100.00 | $ 104.32 | $ 150.75 | $ 139.77 | $ 158.06 | $ 201.53 |

# Item 6.    *[Reserved]*

# Item 7.    *Management's Discussion and Analysis of Financial Condition and Results of Operations*

***The following discussion of our financial condition and results of operations contains forward-looking statements, which are subject to risks, uncertainties, and changes in condition, significance, value, and effect. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this 2024 Form 10-K and other documents we file from time to time with the Securities and Exchange Commission. (See "Cautionary Statement Regarding Forward-Looking Statements" in Part I of this 2024 Form 10-K.)***

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides a description of our results of operations and should be read in conjunction with our Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements included in Part II, Item 8 of this 2024 Form 10-K. MD&A consists of the following sections:

*Executive Summary* provides a summary of the key highlights of our results of operations and our management's assessment of material trends and uncertainties relevant to our business.

*Results of Operations* provides an analysis of operating results.

*Critical Accounting Policies and Estimates* discusses accounting policies that reflect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

*Liquidity and Capital Resources* provides an analysis of cash flows, contractual obligations, and financial position.

## Executive Summary

Lam Research Corporation is a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas like nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller, and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as NVM, DRAM, and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control, enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing, artificial intelligence, 5G, the Internet of Things, and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional architecture as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean markets to facilitate some of the most significant innovations in semiconductor device manufacturing. Our Customer Support Business Group provides products and services to maximize installed equipment performance, predictability, and operational efficiency. Several factors create opportunities for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners, including our close-to-customer focus; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

During fiscal year 2024, wafer fabrication equipment spending was roughly flat on a year-on-year basis, with strength in the DRAM market, offset by declines in the non-volatile memory, Foundry, and Logic markets. In the quarter ended March 26, 2023, we initiated a restructuring plan designed to better align the Company's cost structure with industry investment levels. We invested in a number of business process improvements and initiatives and incurred expenditures from these activities of approximately $315 million, inclusive of the restructuring activity during the second half of fiscal year 2023 and the 2024 fiscal year. In the short term, the uncertain semiconductor demand environment, as well as other risks and uncertainties, may continue to negatively impact our revenue and operating margin. Over the longer term, we believe that secular demand for semiconductors, combined with technology inflections in our industry, including 3D device scaling, multiple patterning, process flow, and advanced packaging chip integration, will drive sustainable growth and lead to an increase in the served available market for our products and services in the deposition, etch, and clean businesses.

The following table summarizes certain key financial information for the periods indicated below:

| | Year Ended | | | Change | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | | FY23 vs. FY22 | |
| | (in thousands, except per share data, percentages and basis points) | | | | | | |
| Revenue | $14,905,386 | $17,428,516 | $17,227,039 | $ (2,523,130) | (14.5)% | $ 201,477 | 1.2 % |
| Gross margin | $ 7,052,791 | $ 7,776,925 | $ 7,871,807 | $ (724,134) | (9.3)% | $ (94,882) | (1.2)% |
| Gross margin as a percent of total revenue | 47.3 % | 44.6 % | 45.7 % | + 270 bps | | - 110 bps | |
| Total operating expenses | $ 2,788,878 | $ 2,602,065 | $ 2,489,985 | $ 186,813 | 7.2 % | $ 112,080 | 4.5 % |
| Net income | $ 3,827,772 | $ 4,510,931 | $ 4,605,286 | $ (683,159) | (15.1)% | $ (94,355) | (2.0)% |
| Net income per diluted share | $ 29.00 | $ 33.21 | $ 32.75 | $ (4.21) | (12.7)% | $ 0.46 | 1.4 % |

Fiscal year 2024 revenue decreased 14.5% compared to fiscal year 2023. Systems and customer-support related revenues declined in fiscal year 2024 primarily from weakness in the non-volatile memory market, partially offset by strength in DRAM as well as increased revenue generation from our China regional customers. Gross margin as a percentage of revenue increased in fiscal year 2024 compared to fiscal year 2023 largely due to a more favorable customer mix, lower spending on material costs, and higher field resource utilization, partially offset by lower factory efficiencies. The increase in operating expenses in fiscal year 2024 compared to fiscal year 2023 was driven by higher employee-related costs primarily as a result of increased research and development-related headcount, increased spending on transformational activities, higher deferred compensation plan-related costs, and increased spending on supplies.

Fiscal year 2023 revenue was slightly higher than fiscal year 2022. Customer support-related revenue increased in fiscal year 2023 due to continued strength in specialty node investments, which was offset by a decline in our systems revenue as a result of semiconductor demand weakness, largely in the memory market. Gross margin as a percentage of revenue decreased due to inflationary cost pressures that led to higher spending on material costs, as well as costs associated with restructuring related activities, partially offset by favorable customer and product mix. The increase in operating expenses in fiscal year 2023 compared to fiscal year 2022 was driven by higher deferred compensation plan-related costs, restructuring-related charges, employee-related costs as a result of increased headcount, depreciation and amortization, and supplies, partially offset by a decrease in amortization of intangible assets as the intangible assets associated with the acquisition of Novellus have fully amortized.

We aim to balance the requirements of our customers with the availability of resources, as well as performance to our operational and financial objectives. As a result, from time to time, we exercise discretion and judgment as to the timing and prioritization of manufacturing and deliveries of products, which has impacted, including in the current fiscal year, and may in the future impact, the timing of revenue recognition with respect to such products.

Our cash and cash equivalents and restricted cash balances totaled approximately $5.9 billion as of June 30, 2024, compared to $5.6 billion as of June 25, 2023. Cash flows provided from operating activities was $4.7 billion for fiscal year 2024 compared to $5.2 billion for fiscal year 2023. Cash flows provided from operating activities in fiscal year 2024 was primarily used for $2.8 billion in treasury stock purchases, including net share settlement on employee stock-based compensation; $1.0 billion in dividends paid to our stockholders; and $397 million of capital expenditures.

## *Results of Operations*

### *Revenue*

| | Year Ended | | |
| --- | --- | --- | --- |
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| Revenue (in millions) | $ 14,905 | $ 17,429 | $ 17,227 |
| China | 42 % | 26 % | 31 % |
| Korea | 19 % | 20 % | 23 % |
| Taiwan | 11 % | 20 % | 17 % |
| Japan | 10 % | 10 % | 9 % |
| United States | 7 % | 9 % | 8 % |
| Southeast Asia | 6 % | 8 % | 8 % |
| Europe | 5 % | 7 % | 4 % |

Revenue decreased in fiscal year 2024 compared to fiscal year 2023 mainly due to decreases in non-volatile memory, partially offset by increases in DRAM spending by our customers. The China region had the largest geographic concentration with 42% of our revenues during this period. Revenue increased in fiscal year 2023 compared to fiscal year 2022 primarily due higher revenue from CSBG related to strength in mature node equipment, while the overall Asia region continued to account for a majority of our revenues.

The deferred revenue balance decreased to $1.6 billion as of June 30, 2024 compared to $1.8 billion as of June 25, 2023. primarily due to a decrease in advance deposits from newer customers.

The following table presents our revenue disaggregated between system and customer support-related revenue:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands) | | |
| Systems Revenue | $ 8,921,643 | $ 10,695,897 | $ 11,322,271 |
| Customer support-related revenue and other | 5,983,743 | 6,732,619 | 5,904,768 |
| | $ 14,905,386 | $ 17,428,516 | $ 17,227,039 |

Please refer to Note 4: Revenue of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K for additional information regarding the composition of the two categories into which revenue has been disaggregated.

The percentage of leading- and non-leading-edge equipment and upgrade revenue from each of the markets we serve was as follows:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| Memory | 42 % | 42 % | 60 % |
| Foundry | 40 % | 38 % | 26 % |
| Logic/integrated device manufacturing | 18 % | 20 % | 14 % |

*Gross Margin*

| | Year Ended | | | Change | |
|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | FY23 vs. FY22 |
| | (in thousands, except percentages and basis points) | | | | |
| Gross margin | $ 7,052,791 | $ 7,776,925 | $ 7,871,807 | $ (724,134)   (9.3)% | $ (94,882)   (1.2)% |
| Percent of revenue | 47.3 % | 44.6 % | 45.7 % | + 270 bps | - 110 bps |

The increase in gross margin as a percentage of revenue for fiscal year 2024 compared to fiscal year 2023 was due to a more favorable customer mix, reduced spending on material costs, and higher field resource utilization, partially offset by lower factory efficiencies.

The decrease in gross margin as a percentage of revenue for fiscal year 2023 compared to fiscal year 2022 was due to inflationary cost pressures that led to higher spending on material costs, partially offset by favorable customer and product mix.

*Research and Development*

| | Year Ended | | | Change | |
|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | FY23 vs. FY22 |
| | (in thousands, except percentages and basis points) | | | | |
| Research & development | $ 1,902,444 | $ 1,727,162 | $ 1,604,248 | $ 175,282   10.1 % | $ 122,914   7.7 % |
| Percent of revenue | 12.8 % | 9.9 % | 9.3 % | + 290 bps | + 60 bps |

We continued to make significant R&D investments focused on leading-edge deposition, etch, clean, and other semiconductor manufacturing processes. The increase in R&D expense during fiscal year 2024 compared to fiscal year 2023 was primarily driven by an increase of $58 million in employee-related costs primarily as a result of increased headcount, $33 million in spending for supplies, $18 million in deferred compensation plan-related costs, and $13 million in spending for transformational activities.

The increase in R&D expense during fiscal year 2023 compared to fiscal year 2022 was mainly driven by an increase of $43 million in employee-related costs as a result of increased headcount, $26 million in deferred compensation plan-related costs, $22 million in spending for supplies, and $14 million of depreciation and amortization.

## Selling, General, and Administrative

| | Year Ended | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | | FY23 vs. FY22 | |
| | (in thousands, except percentages and basis points) | | | | | | |
| Selling, general, and administrative ("SG&A") | $ 868,247 | $ 832,753 | $ 885,737 | $ 35,494 | 4.3 % | $ (52,984) | (6.0)% |
| Percent of revenue | 5.8 % | 4.8 % | 5.1 % | + 100 bps | | - 30 bps | |

The increase in SG&A expense during fiscal year 2024 compared to fiscal year 2023 was primarily driven by an increase of $30 million in transformational activity spend.

The decrease in SG&A expense during fiscal year 2023 compared to fiscal year 2022 was primarily driven by a decrease of $44 million in amortization of intangible assets, as the intangible assets associated with the acquisition of Novellus have fully amortized, as well as from $12 million in lower employee-related costs, partially offset by $17 million in higher deferred compensation plan-related costs.

## Restructuring Charges, Net

| | Year Ended | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | | FY23 vs. FY22 | |
| | (in thousands, except percentages and basis points) | | | | | | |
| Restructuring charges, net | $ 61,562 | $ 120,316 | $ — | $ (58,754) | (48.8)% | $ 120,316 | 100.0 % |
| Percent of revenue | 0.4 % | 0.7 % | — % | - 30 bps | | + 70 bps | |

In fiscal year 2023, we initiated a restructuring plan, that continued into fiscal year 2024, designed to better align our cost structure with our outlook for the economic environment and business opportunities. Under the plan, we terminated approximately 1,760 employees, incurring expenses related to employee severance and separation costs. Employee severance and separation costs are primarily related to severance, non-cash severance, including equity award compensation expense, pension and other termination benefits. Additionally, we made a strategic decision to relocate certain manufacturing activities to pre-existing facilities. The restructuring plan is substantially complete as of June 30, 2024.

Restructuring charges decreased during fiscal year 2024 compared to fiscal year 2023 primarily due to lower employee severance and separation costs. Please refer to Note 21: Restructuring charges, net of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K for additional information.

## Other Income (Expense), Net

Other income (expense), net, consisted of the following:

| | Year Ended | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | | FY23 vs. FY22 | |
| | (in thousands, except percentages) | | | | | | |
| Interest income | $ 251,938 | $ 138,984 | $ 15,209 | $ 112,954 | 81.3 % | $ 123,775 | 813.8 % |
| Interest expense | (185,236) | (186,462) | (184,759) | $ 1,226 | (0.7)% | $ (1,703) | 0.9 % |
| Gains (losses) on deferred compensation plan related assets, net | 58,767 | 20,186 | (38,053) | $ 38,581 | 191.1 % | $ 58,239 | (153.0)% |
| Foreign exchange losses, net | (4,837) | (7,078) | (723) | $ 2,241 | (31.7)% | $ (6,355) | 879.0 % |
| Other, net | (24,323) | (31,280) | 19,618 | $ 6,957 | (22.2)% | $ (50,898) | (259.4)% |
| | $ 96,309 | $ (65,650) | $ (188,708) | $ 161,959 | (246.7)% | $ 123,058 | (65.2)% |

Interest income increased in fiscal year 2024 compared to fiscal years 2023 and 2022 primarily because of higher yields and higher cash balances.

Interest expense in fiscal year 2024 was flat compared to fiscal years 2023 and 2022.

The gains or losses on deferred compensation plan related assets, net were driven by fluctuations in the fair market value of the underlying funds for all periods presented.

Foreign exchange fluctuations were primarily due to currency movements against portions of our unhedged balance sheet exposures for all periods presented.

The variation in other, net for the fiscal year 2024 compared to fiscal years 2023 and 2022 was primarily driven by fluctuations in the fair market value of equity investments.

*Income Tax Expense*

Our provision for income taxes and effective tax rate for the periods indicated were as follows:

| | Year Ended | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 | FY24 vs. FY23 | | FY23 vs. FY22 | |
| | (in thousands, except percentages and basis points) | | | | | | |
| Income tax expense | $ 532,450 | $ 598,279 | $ 587,828 | $ (65,829) | (11.0)% | $ 10,451 | 1.8 % |
| Effective tax rate | 12.2 % | 11.7 % | 11.3 % | + 50 bps | | + 40 bps | |

The increase in the effective tax rate in fiscal year 2024 as compared to fiscal year 2023 and the increase in the effective tax rate in fiscal year 2023 compared to fiscal year 2022 was primarily due to the change in level and proportion of income in higher and lower tax jurisdictions.

International revenues account for a significant portion of our total revenues, such that a material portion of our pre-tax income is earned and taxed outside the United States. International pre-tax income is taxable in the United States at a lower effective tax rate than the federal statutory tax rate. Please refer to Note 7 of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K.

Beginning in our fiscal year 2023, a provision enacted as part of the 2017 Tax Cuts & Jobs Act requires us to capitalize research and experimental expenditures for tax purposes. Due to this provision, we expect our cash tax payments to increase significantly in the near term and stabilize in future years as the capitalized expenditures continue to amortize.

On August 16, 2022, the IRA was signed into law. In general, the provisions of the IRA are effective beginning with our fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate alternative minimum tax. We have evaluated the impacts of the IRA, including guidance issued by the Treasury Department, and do not expect it to have a material impact on our effective tax rate.

*Deferred Income Taxes*

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Our gross deferred tax assets were $1,516 million and $1,303 million at the end of fiscal years 2024 and 2023, respectively. These gross deferred tax assets were offset by gross deferred tax liabilities of $218 million and $238 million and a valuation allowance primarily representing our entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California of $389 million and $352 million at the end of fiscal years 2024 and 2023, respectively. The change in gross deferred tax assets, gross deferred tax liabilities, and valuation allowance between fiscal year 2024 and 2023 is primarily due to increases in gross deferred tax assets for outside basis differences of foreign subsidiaries, tax credits, and capitalized research and experimental expenditures.

We evaluate if the deferred tax assets are realizable on a quarterly basis and will continue to assess the need for changes in valuation allowances, if any.

*Uncertain Tax Positions*

We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Any change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

## Critical Accounting Policies and Estimates

A critical accounting policy is defined as one that has both a material impact on our financial condition and results of operations and requires us to make difficult, complex and/or subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain judgments, estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other assumptions we believe to be applicable and evaluate them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates, which could have a material impact on our business, results of operations, and financial condition. Our critical accounting estimates include:

- the recognition and valuation of revenue;
- the valuation of inventory, which impacts gross margin; and
- the recognition and measurement of current and deferred income taxes, including the measurement of uncertain tax positions, which impact our provision for income tax expenses.

We believe that the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements regarding the critical accounting estimates indicated above. See Note 2: Summary of Significant Accounting Policies of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K for additional information regarding our accounting policies.

*Revenue Recognition:* We generally consider documentation of terms with an approved purchase order as a customer contract, provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The transaction price for our contracts with customers is allocated among the identified performance obligations and consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. We generally invoice customers at shipment and for professional services either as provided or upon meeting certain milestones. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less. Revenue is recognized in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

*Inventory Valuation:* Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual cost on a first-in, first-out basis. Inventory in excess of management's estimated usage requirement and obsolete inventory is written down to its estimated net realizable value if less than cost. Estimates of net realizable value include but are not limited to customer demand, management's forecasts related to our future manufacturing schedules, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses.

*Income Taxes:* Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. The assessment of valuation allowances against our deferred tax assets includes estimation and judgement with respect to future operating results and market conditions.

We recognize the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position.

### Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 3: Recent Accounting Pronouncements of our Consolidated Financial Statements, included in Part II, Item 8 of this 2024 Form 10-K.

### Liquidity and Capital Resources

Total gross cash, cash equivalents, and restricted cash balances were $5.9 billion at the end of fiscal year 2024 compared to $5.6 billion at the end of fiscal year 2023. This increase was primarily due to cash provided by operating activities, partially offset by Common Stock repurchases in connection with our stock repurchase program, dividends paid, and capital expenditures.

## Cash Flow from Operating Activities

Net cash provided by operating activities of $4.7 billion during fiscal year 2024 consisted of (in thousands):

| | | |
|---|---|---:|
| Net income | $ | 3,827,772 |
| Non-cash charges: | | |
|     Depreciation and amortization | | 359,699 |
|     Deferred income taxes | | (198,981) |
|     Equity-based compensation expense | | 293,058 |
| Changes in operating asset and liability accounts | | 360,478 |
| Other | | 10,243 |
| | $ | 4,652,269 |

Significant changes in operating asset and liability accounts, net of foreign exchange impact, included the following sources of cash: decreases in inventory of $529 million, and accounts receivable of $303 million, and increases in accounts payable of $126 million. These sources of cash are offset by the following uses of cash: decreases in accrued expenses and other liabilities of $305 million, a decrease in deferred gross profit of $277 million, and an increase in prepaid expenses and other current assets of $16 million.

## Cash Flow from Investing Activities

Net cash used for investing activities during fiscal year 2024 was $371 million, primarily consisting of $397 million in capital expenditures, partially offset by proceeds from maturities and sales of available-for-sale securities of $38 million.

## Cash Flow from Financing Activities

Net cash used for financing activities during fiscal year 2024 was $3,996 million, primarily consisting of $2,843 million in Common Stock repurchases, including net share settlement on employee stock-based compensation; $1,019 million of dividends paid; and $256 million of repayment of debt, largely associated with the purchase of certain properties under finance leases; partially offset by $136 million of stock issuance and treasury stock reissuances associated with our employee stock-based compensation plans.

## Liquidity

Given that the semiconductor industry is highly competitive and has historically experienced rapid changes in demand, we believe that maintaining sufficient liquidity reserves is important to support sustaining levels of investment in R&D and capital infrastructure. Anticipated cash flows from operations based on our current business outlook, combined with our current levels of cash and cash equivalents as of June 30, 2024, are expected to be sufficient to support our anticipated levels of operations, investments, debt service requirements, capital expenditures, capital redistributions, and dividends through at least the next twelve months. However, factors outside of our control, including uncertainty in the global economy and the semiconductor industry, as well as disruptions in credit markets, have in the past, are currently, and could in the future, impact customer demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers, and creditors.

In the longer term, liquidity will depend to a great extent on our future revenues and our ability to appropriately manage our costs based on demand for our products and services. While we have substantial cash balances, we may require additional funding and need or choose to raise the required funds through borrowings or public or private sales of debt or equity securities. We believe that, if necessary, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, domestic and global macroeconomic and political conditions could cause disruptions to the capital markets and otherwise make any financing more challenging, and there can be no assurance that we will be able to obtain such financing on commercially reasonable terms or at all.

## Off-Balance Sheet Arrangements and Contractual Obligations

We have certain obligations to make future payments under various contracts, some of which are recorded on our balance sheet and some of which are not. Certain obligations that are recorded on our balance sheet in accordance with GAAP include our long-term debt, operating leases and finance leases; refer to Notes 14 and 15 of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K for further discussion. Our off-balance sheet arrangements and our transition tax liability are presented as purchase obligations, refer to Note 17 of our Consolidated Financial Statements in Part II, Item 8 of this 2024 Form 10-K for further discussion.

# Item 7A.    *Quantitative and Qualitative Disclosures About Market Risk*

## *Interest Rate Risk*

### *Long-Term Debt*

As of June 30, 2024, we had $5.0 billion in principal amount of fixed-rate long-term debt outstanding, with a fair value of $4.3 billion. The fair value of our Notes is subject to interest rate risk and market risk. Generally, the fair value of Notes will increase as interest rates fall and decrease as interest rates rise. The interest and market value changes affect the fair value of our Notes but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligations. We do not carry the Notes at fair value but present the fair value of the principal amount of our Notes for disclosure purposes.

## *Foreign Currency Exchange ("FX") Risk*

We conduct business on a global basis in several major international currencies. As such, we are potentially exposed to adverse as well as beneficial movements in foreign currency exchange rates. The majority of our revenues and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations on non-U.S. dollar transactions or cash flows.

We enter into foreign currency forward contracts to minimize the short-term impact of exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. In addition, we hedge certain anticipated foreign currency cash flows.

To protect against adverse movements in value of anticipated non-U.S. dollar transactions or cash flows, we enter into foreign currency forward and option contracts that generally expire within 12 months and no later than 24 months. The option contracts include collars, an option strategy that is comprised of a combination of a purchased put option and a written call option with the same expiration dates and notional amounts but with different strike prices. These foreign currency hedge contracts are designated as cash flow hedges and are carried on our balance sheet at fair value, with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in earnings in the same period the hedged revenue and/or expense is recognized. We also enter into foreign currency forward contracts to hedge the gains and losses generated by the remeasurement of certain non-U.S.-dollar denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. The change in fair value of these balance sheet hedge contracts is recorded into earnings as a component of other income (expense), net, and offsets the change in fair value of the foreign currency denominated monetary assets and liabilities also recorded in other income (expense), net, assuming the hedge contract fully covers the hedged items. The unrealized gain of our outstanding forward and option contracts that are designated as cash flow hedges, as of June 30, 2024, and the change in fair value of these cash flow hedges assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant.

The unrealized loss of our outstanding foreign currency forward contracts that are designated as balance sheet hedges, as of June 30, 2024, and the change in fair value of these balance sheet hedges, assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant. These changes in fair values would be offset in other income (expense), net, by corresponding change in fair values of the foreign currency denominated monetary assets and liabilities, assuming the hedge contract fully covers the intercompany and trade receivable balances.

# Item 8.    *Financial Statements and Supplementary Data*

There were no retrospective changes to the Consolidated Statements of Operation for any quarters in the two most recent fiscal years that would require disclosure under Item 302 of Regulation S-K.

## *Index to Consolidated Financial Statements*

# LAM RESEARCH CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except per share data)

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| Revenue | $ 14,905,386 | $ 17,428,516 | $ 17,227,039 |
| Cost of goods sold | 7,809,220 | 9,573,425 | 9,355,232 |
| Restructuring charges, net - cost of goods sold | 43,375 | 78,166 | — |
| Total cost of goods sold | 7,852,595 | 9,651,591 | 9,355,232 |
| Gross margin | 7,052,791 | 7,776,925 | 7,871,807 |
| Research and development | 1,902,444 | 1,727,162 | 1,604,248 |
| Selling, general, and administrative | 868,247 | 832,753 | 885,737 |
| Restructuring charges, net - operating expenses | 18,187 | 42,150 | — |
| Total operating expenses | 2,788,878 | 2,602,065 | 2,489,985 |
| Operating income | 4,263,913 | 5,174,860 | 5,381,822 |
| Other income (expense), net | 96,309 | (65,650) | (188,708) |
| Income before income taxes | 4,360,222 | 5,109,210 | 5,193,114 |
| Income tax expense | (532,450) | (598,279) | (587,828) |
| Net income | $ 3,827,772 | $ 4,510,931 | $ 4,605,286 |
| Net income per share: | | | |
| Basic | $ 29.13 | $ 33.30 | $ 32.92 |
| Diluted | $ 29.00 | $ 33.21 | $ 32.75 |
| Number of shares used in per share calculations: | | | |
| Basic | 131,410 | 135,472 | 139,899 |
| Diluted | 131,995 | 135,834 | 140,628 |

See Notes to Consolidated Financial Statements

# LAM RESEARCH CORPORATION
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### (in thousands)

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| Net income | $ 3,827,772 | $ 4,510,931 | $ 4,605,286 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | (29,080) | 6,858 | (50,342) |
| Cash flow hedges: | | | |
| Net unrealized gains during the period | 20,370 | 10,413 | 30,849 |
| Net gains reclassified into net income | (27,370) | (9,411) | (29,054) |
| | (7,000) | 1,002 | 1,795 |
| Available-for-sale investments: | | | |
| Net unrealized gains (losses) during the period | 314 | 1,491 | (4,638) |
| Net (gains) losses reclassified into net income | (10) | (158) | 1,390 |
| | 304 | 1,333 | (3,248) |
| Defined benefit plans, net change in unrealized component | 6,054 | 83 | 5,941 |
| Other comprehensive (loss) income, net of tax | (29,722) | 9,276 | (45,854) |
| Comprehensive income | $ 3,798,050 | $ 4,520,207 | $ 4,559,432 |

See Notes to Consolidated Financial Statements

# LAM RESEARCH CORPORATION
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except per share data)

| | June 30, 2024 | June 25, 2023 |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ 5,847,856 | $ 5,337,056 |
| Accounts receivable, less allowance of $5,277 as of June 30, 2024 and $5,344 as of June 25, 2023 | 2,519,250 | 2,823,376 |
| Inventories | 4,217,924 | 4,816,190 |
| Prepaid expenses and other current assets | 298,190 | 251,790 |
| Total current assets | 12,883,220 | 13,228,412 |
| Property and equipment, net | 2,154,518 | 1,856,672 |
| Goodwill | 1,626,528 | 1,622,489 |
| Intangible assets, net | 138,545 | 168,454 |
| Other assets | 1,941,917 | 1,905,616 |
| Total assets | $ 18,744,728 | $ 18,781,643 |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | |
| Trade accounts payable | $ 613,966 | $ 470,702 |
| Accrued expenses and other current liabilities | 1,801,877 | 2,010,637 |
| Deferred profit | 1,417,781 | 1,695,221 |
| Current portion of long-term debt and finance lease obligations | 504,814 | 8,358 |
| Total current liabilities | 4,338,438 | 4,184,918 |
| Long-term debt and finance lease obligations, less current portion | 4,478,520 | 5,003,183 |
| Income taxes payable | 813,304 | 882,084 |
| Other long-term liabilities | 575,012 | 501,286 |
| Total liabilities | 10,205,274 | 10,571,471 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, at par value of $0.001 per share; authorized - 5,000 shares, none outstanding | — | — |
| Common stock, at par value of $0.001 per share; authorized 400,000 shares as of June 30, 2024 and June 25, 2023; issued and outstanding 130,377 shares as of June 30, 2024, and 133,297 shares as of June 25, 2023 | 130 | 133 |
| Additional paid-in capital | 8,225,303 | 7,809,002 |
| Treasury stock, at cost, 164,824 shares as of June 30, 2024, and 161,380 shares as of June 25, 2023 | (24,366,866) | (21,530,353) |
| Accumulated other comprehensive loss | (130,428) | (100,706) |
| Retained earnings | 24,811,315 | 22,032,096 |
| Total stockholders' equity | 8,539,454 | 8,210,172 |
| Total liabilities and stockholders' equity | $ 18,744,728 | $ 18,781,643 |

See Notes to Consolidated Financial Statements

**LAM RESEARCH CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 3,827,772 | $ 4,510,931 | $ 4,605,286 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 359,699 | 342,432 | 333,739 |
| Deferred income taxes | (198,981) | (172,061) | (257,438) |
| Equity-based compensation expense | 293,058 | 286,600 | 259,064 |
| Other, net | 10,243 | 52,298 | (44,751) |
| Changes in operating asset and liability accounts: | | | |
| Accounts receivable, net of allowance | 303,443 | 1,452,256 | (1,287,680) |
| Inventories | 528,723 | (961,968) | (1,351,344) |
| Prepaid expenses and other assets | (15,535) | 136,016 | (53,121) |
| Trade accounts payable | 125,939 | (522,200) | 167,884 |
| Deferred profit | (277,440) | 163,467 | 604,573 |
| Accrued expenses and other liabilities | (304,652) | (108,833) | 123,462 |
| Net cash provided by operating activities | 4,652,269 | 5,178,938 | 3,099,674 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Capital expenditures and intangible assets | (396,670) | (501,568) | (546,034) |
| Business acquisitions, net of cash acquired | — | (119,955) | — |
| Purchases of available-for-sale securities | — | — | (567,819) |
| Proceeds from maturities of available-for-sale securities | 34,336 | 91,295 | 190,269 |
| Proceeds from sales of available-for-sale securities | 3,430 | 6,837 | 1,543,434 |
| Other, net | (11,710) | (11,171) | (7,575) |
| Net cash (used for) provided by investing activities | (370,614) | (534,562) | 612,275 |

|  | Year Ended | | |
| --- | --- | --- | --- |
|  | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Principal payments on long-term debt and finance lease obligations and payments for debt issuance costs | $ (256,104) | $ (23,206) | $ (11,889) |
| Treasury stock purchases | (2,842,807) | (2,017,012) | (3,865,663) |
| Dividends paid | (1,018,915) | (907,907) | (815,290) |
| Reissuances of treasury stock related to employee stock purchase plan | 119,966 | 109,899 | 108,178 |
| Proceeds from issuance of common stock | 15,553 | 11,111 | 5,682 |
| Other, net | (13,543) | (3,552) | 45 |
| Net cash used for financing activities | (3,995,850) | (2,830,667) | (4,578,937) |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | (22,374) | 128 | (30,227) |
| Net change in cash, cash equivalents and restricted cash | 263,431 | 1,813,837 | (897,215) |
| Cash, cash equivalents and restricted cash at beginning of year (1) | 5,587,372 | 3,773,535 | 4,670,750 |
| Cash, cash equivalents and restricted cash at end of year (1) | $ 5,850,803 | $ 5,587,372 | $ 3,773,535 |
| Schedule of non-cash transactions | | | |
| Accrued payables for stock repurchases, including applicable excise tax | $ 51,471 | $ 45,486 | $ 46 |
| Accrued payables for capital expenditures | 60,826 | 31,899 | 80,296 |
| Dividends payable | 260,905 | 231,267 | 205,615 |
| Transfers of finished goods inventory to property and equipment | 71,267 | 76,856 | 75,068 |
| Supplemental disclosures: | | | |
| Cash payments for interest | $ 173,094 | $ 174,745 | $ 175,528 |
| Cash payments for income taxes, net | 991,821 | 809,748 | 807,669 |

| Reconciliation of cash, cash equivalents, and restricted cash | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| --- | --- | --- | --- |
| Cash and cash equivalents | $ 5,847,856 | $ 5,337,056 | $ 3,522,001 |
| Restricted cash and cash equivalents (1) | 2,947 | 250,316 | 251,534 |
| Total cash, cash equivalents, and restricted cash | $ 5,850,803 | $ 5,587,372 | $ 3,773,535 |

(1) Restricted cash is reported within Other assets in the Consolidated Balance Sheets

See Notes to Consolidated Financial Statements

# LAM RESEARCH CORPORATION
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (in thousands, except per common share data)

| | Common Stock Shares | Common Stock | Additional Paid-in Capital | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| Balance at June 27, 2021 | 142,501 | $ 143 | $ 7,052,962 | $ (15,646,701) | $ (64,128) | $ 14,684,912 | $ 6,027,188 |
| Issuance of common stock | 795 | 1 | 5,681 | — | — | — | 5,682 |
| Purchase of treasury stock | (6,574) | (7) | — | (3,845,697) | — | — | (3,845,704) |
| Reissuance of treasury stock | 253 | — | 97,209 | 10,969 | — | — | 108,178 |
| Equity-based compensation expense | — | — | 259,064 | — | — | — | 259,064 |
| Net income | — | — | — | — | — | 4,605,286 | 4,605,286 |
| Other comprehensive loss | — | — | — | — | (45,854) | — | (45,854) |
| Cash dividends declared ($6.00 per common share) | — | — | — | — | — | (835,474) | (835,474) |
| Balance at June 26, 2022 | 136,975 | 137 | 7,414,916 | (19,481,429) | (109,982) | 18,454,724 | 6,278,366 |
| Issuance of common stock | 615 | 1 | 11,110 | — | — | — | 11,111 |
| Purchase of treasury stock | (4,609) | (5) | — | (2,062,447) | — | — | (2,062,452) |
| Reissuance of treasury stock | 316 | — | 96,376 | 13,523 | — | — | 109,899 |
| Equity-based compensation expense | — | — | 286,600 | — | — | — | 286,600 |
| Net income | — | — | — | — | — | 4,510,931 | 4,510,931 |
| Other comprehensive income | — | — | — | — | 9,276 | — | 9,276 |
| Cash dividends declared ($6.90 per common share) | — | — | — | — | — | (933,559) | (933,559) |
| Balance at June 25, 2023 | 133,297 | 133 | 7,809,002 | (21,530,353) | (100,706) | 22,032,096 | 8,210,172 |
| Issuance of common stock | 524 | 1 | 15,552 | — | — | — | 15,553 |
| Purchase of treasury stock | (3,724) | (4) | — | (2,848,788) | — | — | (2,848,792) |
| Reissuance of treasury stock | 280 | — | 107,691 | 12,275 | — | — | 119,966 |
| Equity-based compensation expense | — | — | 293,058 | — | — | — | 293,058 |
| Net income | — | — | — | — | — | 3,827,772 | 3,827,772 |
| Other comprehensive loss | — | — | — | — | (29,722) | — | (29,722) |
| Cash dividends declared ($8.00 per common share) | — | — | — | — | — | (1,048,553) | (1,048,553) |
| Balance at June 30, 2024 | 130,377 | $ 130 | $ 8,225,303 | $ (24,366,866) | $ (130,428) | $ 24,811,315 | $ 8,539,454 |

See Notes to Consolidated Financial Statements

## Note 1: Company and Industry Information

The Company designs, manufactures, markets, refurbishes, and services semiconductor processing equipment used in the fabrication of integrated circuits. Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

The Company sells its products and services primarily to companies involved in the production of semiconductors in the United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan.

The semiconductor industry is cyclical in nature and has historically experienced periodic downturns and upturns. Today's leading indicators of changes in customer investment patterns, such as electronics demand, memory pricing, and foundry utilization rates, may not be any more reliable than in prior years. Demand for the Company's equipment can vary significantly from period to period as a result of various factors including, but not limited to, economic conditions; supply, demand, and prices for semiconductors; customer capacity requirements; and the Company's ability to develop and market competitive products. For these and other reasons, the Company's results of operations for fiscal years 2024, 2023, and 2022 may not necessarily be indicative of future operating results.

Reclassification: Certain amounts for the fiscal years 2023 and 2022 Consolidated Balance Sheets and notes to the financial statements have been reclassified to conform to the fiscal year 2024 presentation.

## Note 2: Summary of Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other assumptions it believes to be applicable and evaluates them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates.

*Revenue Recognition:* The Company generally considers documentation of terms with an approved purchase order as a customer contract, provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The transaction price for contracts with customers is allocated among the identified performance obligations and consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. The Company generally invoices customers at shipment and for professional services either as provided or upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company's contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less. Revenue is recognized in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

*Inventory Valuation:* Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. Management evaluates the need to record adjustments for impairment of inventory at least quarterly. The Company's policy is to assess the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Inventory in excess of management's estimated usage requirement and obsolete inventory is written down to its estimated net realizable value if less than cost. Estimates of net realizable value include but are not limited to management's forecasts related to customer demand, the Company's future manufacturing schedules, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses. If future customer demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of goods sold in the period in which the revision is made.

*Warranty:* Typically, the sale of semiconductor capital equipment includes providing parts and service warranties to customers as part of the overall price of the system. The Company provides standard warranties for its systems. The Company records a provision for estimated warranty expenses to cost of sales for each system when it recognizes revenue. The Company does not maintain general or unspecified reserves; all warranty reserves are related to specific systems. All actual or estimated parts and labor costs incurred in subsequent periods are charged to those established reserves on a system-by-system basis.

While the Company periodically monitors the performance and cost of warranty activities, if actual costs incurred are different than its estimates, the Company may recognize adjustments to provisions in the period in which those differences arise or are identified.

*Equity-based Compensation — Employee Stock Plans:* The Company recognizes the fair value of equity-based compensation expense. The Company determines the fair value of its RSUs, excluding market-based performance RSUs, based upon the fair market value of Company's Common Stock at the date of grant, discounted for dividends. The Company estimates the fair value of its market-based performance RSUs using a Monte Carlo simulation model at the date of the grant. The Company estimates the fair value of its stock options using a Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility and the estimated life of each award. The Company amortizes the fair value of equity-based awards over the vesting periods of the award, and the Company has elected to use the straight-line method of amortization.

*Income Taxes:* Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Realization of its net deferred tax assets is dependent on future taxable income. The Company believes it is more likely than not that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. In the event that the Company determines that it will not be able to realize all or part of its net deferred tax assets, an adjustment will be charged to earnings in the period such determination is made. Likewise, if the Company later determines that it is more likely than not that the deferred tax assets will be realized, then the previously provided valuation allowance will be reversed.

The Company recognizes the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position. The Company's policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense.

*Goodwill and Intangible Assets:* The valuation of intangible assets acquired in a business combination requires the use of management estimates including but not limited to estimating future expected cash flows from assets acquired and determining discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available. The Company amortizes intangible assets with estimable useful lives over their respective estimated useful lives.

Goodwill represents the amount by which the purchase price in each business combination exceeds the fair value of the net tangible and identifiable intangible assets acquired. Each component of the Company for which discrete financial information is available and for which management regularly reviews the results of operations is considered a reporting unit. All goodwill acquired in a business combination is assigned to one or more reporting units as of the acquisition date. Goodwill is assigned to the Company's reporting units that are expected to benefit from the synergies of the combination. The goodwill assigned to a reporting unit is the difference between the acquisition consideration assigned to the reporting unit on a relative fair value basis and the fair value of acquired assets and liabilities that can be specifically attributed to the reporting unit.

The Company reviews goodwill at least annually for impairment during the fourth quarter of each fiscal year and if certain events or indicators of impairment occur between annual impairment tests. When reviewing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing a qualitative assessment, it considers business conditions and other factors including, but not limited to (i) adverse industry or economic trends, (ii) restructuring actions and lower projections that may impact future operating results, (iii) sustained decline in share price, and (iv) overall financial performance and other events affecting the reporting units. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed by estimating the fair value of the reporting unit and comparing it to its carrying value, including goodwill allocated to that reporting unit. The Company did not record impairments of goodwill during the years ended June 30, 2024, June 25, 2023, or June 26, 2022.

*Impairment of Long-lived Assets (Excluding Goodwill):* The Company reviews intangible assets whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets is less than their carrying value. If the sum is less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals, or other methods. The Company recognizes an impairment charge to the extent the fair value attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which the Company depreciates over the remaining estimated useful life of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value. For the periods presented, impairment of long-lived assets were not material. In addition, for fully amortized intangible assets, we derecognize the gross cost and accumulated amortization in the period we determine the intangible asset no longer enhances future cash flows.

*Fiscal Year:* The Company follows a 52/53-week fiscal reporting calendar, and its fiscal year ends on the last Sunday of June each year. The Company's most recent fiscal year ended on June 30, 2024 and included 53 weeks, and the fiscal years ended June 25, 2023 and June 26, 2022 each included 52 weeks.

*Principles of Consolidation:* The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

*Cash Equivalents and Investments:* Investments purchased with an original maturity of three months or less are considered cash equivalents. The Company also invests in certain mutual funds, which include equity and fixed-income securities, related to its obligations under its deferred compensation plan, and such investments are classified as trading securities on the consolidated balance sheets. All of the Company's other investments are classified as available-for-sale at the respective balance sheet dates. The Company accounts for its investment portfolio at fair value. Investments classified as trading securities are recorded at fair value based upon quoted market prices. Differences between the cost and fair value of trading securities are recognized as Other income (expense), net in the Consolidated Statement of Operations. The investments classified as available-for-sale are recorded at fair value based upon quoted market prices, and difference between the cost and fair value of available-for-sale securities is presented as a component of accumulated other comprehensive income (loss). The Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the Consolidated Statement of Operations. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the Consolidated Statement of Operations. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the Consolidated Statement of Operations during the years ended June 30, 2024, June 25, 2023 and June 26, 2022.

*Allowance for Expected Credit Losses:* The Company maintains an allowance for expected losses resulting from the inability of its customers to make required payments. The Company evaluates its allowance for expected credit losses based on a combination of factors. In circumstances where specific invoices are deemed uncollectible, the Company provides a specific allowance against the amount due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also provides allowances based on its write-off history. Bad debt expense was not material for fiscal years ended June 30, 2024, June 25, 2023, and June 26, 2022.

*Property and Equipment:* Property and equipment is stated at cost, less recognized impairments, if any. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Furniture and fixtures are depreciated by the straight-line method over the estimated useful lives of the assets, generally five years. Software is amortized by the straight-line method over the estimated useful lives of the assets, generally three to five years. Buildings are depreciated by the straight-line method over the estimated useful lives of the assets, generally twenty-five years. Leasehold improvements are generally amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Amortization of finance leases is included with depreciation expense.

*Derivative Financial Instruments:* In the normal course of business, the Company's financial position is routinely subjected to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company's policy is to mitigate the effect of interest rate fluctuations on certain proposed debt instruments and exchange rate fluctuations on certain foreign currency denominated business exposures. The Company has a policy that allows the use of derivative financial instruments to hedge foreign currency exchange rate fluctuations on forecasted revenue and expenses and net monetary assets or liabilities denominated in various foreign currencies. The Company carries derivative financial instruments (derivatives) on the balance sheet at their fair values. The Company does not use derivatives for trading or speculative purposes. The Company does not believe that it is exposed to more than a nominal amount of credit risk in its interest rate and foreign currency hedges, as counterparties are large, global and well-capitalized financial institutions. The Company maintains an active currency hedging program and believes there is minimal risk that appropriate derivatives to maintain the Company's hedging program would not be available in the future.

To hedge foreign currency risks, the Company uses foreign currency exchange forward and option contracts, where possible and prudent. These hedge contracts are valued using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, interest rates, and other market factors.

The Company considers its most current forecast in determining the level of foreign currency denominated revenue and expenses to hedge as cash flow hedges. The Company combines these forecasts with historical trends to establish the portion of its expected volume to be hedged. The revenue and expenses are hedged and designated as cash flow hedges to protect the Company from exposures to fluctuations in foreign currency exchange rates. If the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related hedge gains and losses on the cash flow hedge are reclassified from Accumulated other comprehensive income (loss) to Other income (expense), net on the Consolidated Statement of Operations at that time.

*Leases:* Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company includes renewals and terminations in the calculation of the right-of-use asset and liability when the provision is reasonably certain to be exercised. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future lease payments when the rate implicit in the lease is unknown.

The Company has elected the following practical expedients and accounting policy elections for accounting under ASC 842: (i) leases with an initial lease term of 12 months or less are not recorded on the balance sheet; and (ii) lease and non-lease components of a contract are accounted for as a single lease component.

*Guarantees:* The Company's guarantees generally include certain indemnifications to its lessors for environmental matters, potential overdraft protection obligations to financial institutions related to one of the Company's subsidiaries, indemnifications to the Company's customers for certain infringement of third-party intellectual property rights by its products and services, indemnifications for its officers and directors, and the Company's warranty obligations under sales of its products.

*Government Assistance:* For government grants, the Company recognizes a benefit in the Consolidated Statement of Operations, as a reduction to the expense for which the individual government grant ("Grant" or "Grants") is designed to compensate, over the duration of the program when the Company has reasonable assurance that it will comply with the conditions under the Grant and that the Grant will be received. Grants related to investments in property and equipment are recognized as a reduction to the cost basis of the underlying assets with an ongoing reduction to depreciation expense over the assets' estimated useful life. Operating-related grants are recorded as a reduction to expense in the same line item on the Consolidated Statements of Operation as the expenditure for which the incentive is intended to compensate.

*Foreign Currency Translation:* The Company's non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, primarily generate and expend cash in their local currency. Accordingly, all balance sheet accounts of these local functional currency subsidiaries are translated into U.S. dollars at the fiscal period-end exchange rate, and income and expense accounts are translated into U.S. dollars using average rates in effect for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation adjustments are recorded as cumulative translation adjustments and are a component of Accumulated other comprehensive income (loss). Remeasurement adjustments are recorded in Other income (expense), net, where the U.S. dollar is the functional currency.

## Note 3: Recent Accounting Pronouncements

### Recently Adopted or Effective

The Company did not adopt any new accounting standards during fiscal year 2024 that had a material impact on the Company's Consolidated Financial Statements.

### Updates Not Yet Effective

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is required to adopt this standard in the fiscal year 2025 for the annual reporting period ending June 29, 2025, with retrospective disclosure of prior periods presented. The Company is currently in the process of evaluating the impact of adoption on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires public entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is required to adopt this standard prospectively in fiscal year 2026 for the annual reporting period ending June 28, 2026. The Company is currently in the process of evaluating the impact of adoption on its Consolidated Financial Statements.

## Note 4: Revenue

### Disaggregation of Revenue

The following table presents the Company's revenue disaggregated between systems and customer-support related revenue:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands) | | |
| Systems Revenue | $ 8,921,643 | $ 10,695,897 | $ 11,322,271 |
| Customer support-related revenue and other | 5,983,743 | 6,732,619 | 5,904,768 |
| | $ 14,905,386 | $ 17,428,516 | $ 17,227,039 |

Systems revenue includes sales of new leading-edge equipment in deposition, etch and clean markets.

Customer support-related revenue includes sales of customer service, spares, upgrades, and non-leading-edge equipment from the Company's Reliant product line.

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. Refer to Note 19: Segment, Geographic Information, and Major Customers; for additional information regarding the Company's evaluation of reportable business segments and the disaggregation of revenue by the geographic regions in which the Company operates.

Additionally, the Company serves three primary markets: memory, foundry, and logic/integrated device manufacturing. The following table presents the percentages of leading- and non-leading-edge equipment and upgrade revenue to each of the primary markets the Company serves:

|  | Year Ended | | |
|---|---|---|---|
|  | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| Memory | 42 % | 42 % | 60 % |
| Foundry | 40 % | 38 % | 26 % |
| Logic/integrated device manufacturing | 18 % | 20 % | 14 % |

### *Deferred Revenue*

Revenue of $1,506.6 million included in deferred profit at June 25, 2023 was recognized during fiscal year 2024, representing 82% of the $1,837.9 million of deferred revenue as of June 25, 2023.

The following table summarizes the transaction price for contracts that have not yet been recognized as revenue as of June 30, 2024 and when the Company expects to recognize the amounts as revenue:

|  | Less than 1 Year | 1-3 Years | More than 3 Years | Total |
|---|---|---|---|---|
|  | (in thousands) | | | |
| Deferred revenue | $ 1,152,155 | $ 353,617 [1] | $ 45,824 [1] | $ 1,551,596 |

(1) This amount is reported in Deferred profit on the Company's Consolidated Balance Sheets as the customers can demand the performance to be satisfied at any time.

### *Note 5: Equity-based Compensation Plan*

The Company has stock plans that provide for grants of non-qualified equity-based awards of the Company's Common Stock to eligible employees and non-employee directors, including stock options, restricted stock units ("RSUs"), and market-based performance RSUs ("market-based PRSUs"). An option is a right to purchase Common Stock at a set price. An RSU award is an agreement to issue a set number of shares of Common Stock at the time of vesting. The Company also has an employee stock purchase plan that allows eligible employees to purchase its Common Stock at a discount through payroll deductions.

The Lam Research Corporation 2015 Stock Incentive Plan (the "Plan") was approved by the stockholders and provides for the grant of non-qualified equity-based awards to eligible employees, consultants, advisors, and non-employee directors of the Company and its subsidiaries. As of the date of stockholder approval 19,232,068 authorized shares were available for issuance under the Plan; as of June 30, 2024, 6,891,996 shares remain available for future issuance to satisfy stock option exercises and vesting of awards.

The Company recognized the following equity-based compensation expense (including expense related to the employee stock purchase plan) and related income tax benefit in the Consolidated Statements of Operations:

|  | Year Ended | | |
|---|---|---|---|
|  | June 30, 2024 | June 25, 2023 | June 26, 2022 |
|  | (in thousands) | | |
| Equity-based compensation expense | $ 293,058 | $ 286,600 | $ 259,064 |
| Income tax benefit recognized related to equity-based compensation | $ 38,157 | $ 25,794 | $ 37,466 |
| Income tax benefit realized from the exercise and vesting of options and RSUs | $ 75,441 | $ 46,495 | $ 72,564 |

The estimated fair value of the Company's equity-based awards, less expected forfeitures, is amortized over the awards' vesting terms on a straight-line basis.

*Restricted Stock Units*

During the fiscal years 2024, 2023, and 2022, the Company issued both service-based RSUs and market-based PRSUs. Service-based RSUs typically vest annually over a period of 3 years or less. Market-based PRSUs generally vest three years from the grant date if certain performance criteria are achieved and require continued employment. Based upon the terms of such awards, the number of shares that can be earned over the performance periods is based on the Company's Common Stock price performance compared to the market price performance of a designated benchmark index, ranging from 0% to 150% of target. The designated benchmark index was the Philadelphia Semiconductor Total Return Index ("XSOX"). The stock price performance or market price performance is measured using the average closing price for the 50-trading days prior to the dates the performance period begins and ends. The target number of shares represented by the market-based PRSUs is increased by 2% of target for each 1% that Common Stock price performance exceeds the market price performance of the designated benchmark index. Market-based PRSUs utilize the XSOX, which index gives effect to the reinvestment of dividends paid on its constituent holdings, as the benchmark; and accordingly, the Company's Common Stock price performance was adjusted for the reinvestment of dividends on Common Stock on the ex-dividend date. The result of the vesting formula is rounded down to the nearest whole number. Total stockholder return is a measure of stock price appreciation in this performance period.

The following table summarizes the Company's combined service-based RSUs and market-based PRSUs:

| | Number of Shares (in thousands) | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding, June 25, 2023 | 1,078 | $ 498.79 |
| Granted | 365 | 941.04 |
| Vested | (462) | 525.14 |
| Forfeited or canceled | (58) | 526.10 |
| Outstanding, June 30, 2024 | 923 | $ 655.89 |

Of the 923 thousand shares outstanding at June 30, 2024, 749 thousand are service-based RSUs and 174 thousand are market-based PRSUs. The fair value of the Company's service-based RSUs was calculated based on the fair market value of the Company's stock at the date of grant, discounted for dividends. The fair value of the Company's market-based PRSUs granted during fiscal years 2024, 2023, and 2022 was calculated using a Monte Carlo simulation model at the date of the grant, resulting in a weighted average grant-date fair value per share of $1,027.74, $466.19, and $488.68, respectively. The total fair value of service-based RSUs and market-based RSUs that vested during fiscal years 2024, 2023, and 2022 was $242.8 million, $224.4 million, and $195.1 million, respectively.

 As of June 30, 2024, the Company had $480.5 million of total unrecognized compensation expense which is expected to be recognized over a weighted-average remaining period of approximately 2.2 years.

*Stock Options*

The Company granted stock options with a 7-year maximum contractual term to a limited group of executive officers during fiscal years 2024, 2023, and 2022. Stock options typically vest over a period of three years or less. The Company had 139 thousand options outstanding at June 30, 2024 with a weighted-average exercise price of $541.10 per share, of which 75 thousand were exercisable with a weighted-average exercise price of $382.13 per share. As of June 30, 2024, the Company had $16.3 million of total unrecognized compensation expense related to unvested stock options granted and outstanding which is expected to be recognized over a weighted-average remaining period of 2.3 years.

*ESPP*

The Company has an employee stock purchase plan (the "ESPP") which allows employees to designate a portion of their base compensation to be deducted and used to purchase the Company's Common Stock at a purchase price per share of the lower of 85% of the fair market value of the Company's Common Stock on the first or last day of the applicable purchase period. Typically, each offering period lasts 12 months and contains one interim purchase date.

During fiscal year 2024, approximately 280 thousand shares of the Company's Common Stock were sold to employees under the ESPP. At June 30, 2024, approximately 5.1 million shares were available for purchase, and the Company had $15.7 million of total unrecognized compensation cost, which is expected to be recognized over a remaining period of less than six months.

## Note 6: Other Income (Expense), Net

The significant components of Other income (expense), net, were as follows:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands) | | |
| Interest income | $ 251,938 | $ 138,984 | $ 15,209 |
| Interest expense | (185,236) | (186,462) | (184,759) |
| Gains (losses) on deferred compensation plan related assets, net | 58,767 | 20,186 | (38,053) |
| Foreign exchange losses, net | (4,837) | (7,078) | (723) |
| Other, net | (24,323) | (31,280) | 19,618 |
| | $ 96,309 | $ (65,650) | $ (188,708) |

Interest income in the year ended June 30, 2024, increased compared to the years ended June 25, 2023 and June 26, 2022, primarily as a result of higher yields and higher cash balances.

Interest expense in the year ended June 30, 2024, was flat compared to the years ended June 25, 2023 and June 26, 2022.

The gains or losses on deferred compensation plan related assets, net in fiscal years 2024, 2023 and 2022 were driven by fluctuations in the fair market value of the underlying funds.

The variations in other, net for the year ended June 30, 2024 compared to the years ended June 25, 2023 and June 26, 2022 were primarily driven by fluctuations in the fair market value of equity investments.

## Note 7: Income Taxes

The components of income before income taxes were as follows:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands) | | |
| United States | $ 282,736 | $ 151,759 | $ 87,933 |
| Foreign | 4,077,486 | 4,957,451 | 5,105,181 |
| | $ 4,360,222 | $ 5,109,210 | $ 5,193,114 |

Significant components of the provision (benefit) for income taxes attributable to income before income taxes were as follows:

| | | Year Ended | | | | |
| | | June 30, 2024 | | June 25, 2023 | | June 26, 2022 |
| | | (in thousands) | | | | |
|---|---|---|---|---|---|---|
| Federal: | | | | | | |
| Current | $ | 566,106 | $ | 541,416 | $ | 620,344 |
| Deferred | | (186,238) | | (136,178) | | (226,895) |
| | | 379,868 | | 405,238 | | 393,449 |
| State: | | | | | | |
| Current | | 20,081 | | 32,082 | | 20,759 |
| Deferred | | (15,118) | | (2,813) | | (19,096) |
| | | 4,963 | | 29,269 | | 1,663 |
| Foreign: | | | | | | |
| Current | | 143,595 | | 196,842 | | 204,163 |
| Deferred | | 4,024 | | (33,070) | | (11,447) |
| | | 147,619 | | 163,772 | | 192,716 |
| Total provision for income taxes | $ | 532,450 | $ | 598,279 | $ | 587,828 |

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Significant components of the Company's net deferred tax assets and liabilities were as follows:

| | | June 30, 2024 | | June 25, 2023 |
| | | (in thousands) | | |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Tax carryforwards | $ | 396,036 | $ | 359,505 |
| Allowances and reserves | | 189,429 | | 192,374 |
| Equity-based compensation | | 9,981 | | 9,600 |
| Inventory valuation differences | | 64,135 | | 57,675 |
| Outside basis differences of foreign subsidiaries | | 680,598 | | 527,139 |
| R&D capitalization | | 75,196 | | 36,618 |
| Operating lease liabilities | | 57,972 | | 50,867 |
| Finance lease assets | | — | | 32,905 |
| Intangible assets | | 4,908 | | 4,108 |
| Other | | 37,878 | | 31,773 |
| Gross deferred tax assets | | 1,516,133 | | 1,302,564 |
| Valuation allowance | | (389,315) | | (352,377) |
| Net deferred tax assets | | 1,126,818 | | 950,187 |
| Deferred tax liabilities: | | | | |
| Capital assets | | (142,963) | | (121,948) |
| Amortization of goodwill | | (11,287) | | (12,515) |
| Right-of-use assets | | (57,337) | | (50,867) |
| Finance lease liabilities | | — | | (50,534) |
| Other | | (6,596) | | (1,974) |
| Gross deferred tax liabilities | | (218,183) | | (237,838) |
| Net deferred tax assets | $ | 908,635 | $ | 712,349 |

The change in gross deferred tax assets, gross deferred tax liabilities, and valuation allowance between fiscal year 2024 and 2023 is primarily due to increases in gross deferred tax assets for outside basis differences of foreign subsidiaries, tax credits, and capitalized research and experimental expenditures.

The Company has an accounting policy election to record deferred taxes related to Global Intangible Low-Taxed Income ("GILTI").

Realization of the Company's net deferred tax assets is based upon the weighting of available evidence, including such factors as the recent earnings history and expected future taxable income. The Company believes it is more likely than not that such deferred tax assets will be realized with the exception of $389.3 million primarily related to California deferred tax assets. At June 30, 2024, the Company continued to record a valuation allowance to offset the entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California.

At June 30, 2024, the Company had federal net operating loss carryforwards of $7.5 million. If not utilized, these losses will begin to expire in fiscal year 2026, and are subject to limitation on their utilization.

At June 30, 2024, the Company had state net operating loss carryforwards of $119.1 million. If not utilized, these losses will begin to expire in fiscal year 2025, and are subject to limitation on their utilization.

At June 30, 2024, the Company had foreign net operating loss carryforwards of $23.2 million. All of these losses can be carried forward indefinitely, and are subject to limitation on their utilization.

At June 30, 2024, the Company had state tax credit carryforwards of $587.5 million. Substantially all of these credits can be carried forward indefinitely.

A reconciliation of income tax expense provided at the federal statutory rate (21% in fiscal years 2024, 2023, and 2022) to actual income tax expense is as follows:

| | Year Ended | | |
|---|---|---|---|
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands) | | |
| Income tax expense computed at federal statutory rate | $ 915,647 | $ 1,072,934 | $ 1,096,692 |
| State income taxes, net of federal tax benefit | (37,965) | (23,252) | (35,584) |
| Foreign income taxed at different rates | (313,795) | (430,314) | (407,989) |
| Settlements and reductions in uncertain tax positions | (18,947) | (28,968) | (51,227) |
| Tax credits | (125,523) | (103,019) | (96,440) |
| State valuation allowance, net of federal tax benefit | 44,916 | 49,073 | 43,502 |
| Equity-based compensation | (11,296) | 15,816 | (13,168) |
| Increases in uncertain tax positions | 62,333 | 34,661 | 35,148 |
| Other permanent differences and miscellaneous items | 17,080 | 11,348 | 16,894 |
| | $ 532,450 | $ 598,279 | $ 587,828 |

Effective from fiscal year 2022, the Company has a 15-year tax incentive ruling in Malaysia for one of its foreign subsidiaries. The impact of the tax incentive decreased worldwide taxes by approximately $416.3 million, $576.0 million, and $574.7 million for fiscal years 2024, 2023, and 2022, respectively. The benefit of the tax incentive on diluted earnings per share was approximately $3.15, $4.24, and $4.09 in fiscal years 2024, 2023, and 2022, respectively.

Earnings of the Company's foreign subsidiaries included in consolidated retained earnings that are indefinitely reinvested in foreign operations aggregated to approximately $1.1 billion at June 30, 2024. If these earnings were remitted to the United States, they would be subject to foreign withholding taxes of approximately $130.8 million at the current statutory rates. The potential tax expense associated with these foreign withholding taxes would be offset by $104.7 million of foreign tax credits that would be generated in the United States upon remittance.

On August 16, 2022, the IRA was signed into law. In general, the provisions of the IRA are effective beginning with the Company's fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate alternative minimum tax. The Company has evaluated the impacts of the IRA, including guidance issued by the Treasury Department, and does not expect it to have a material impact on the effective tax rate.

The Company's gross uncertain tax positions were $723.8 million, $640.2 million, and $617.4 million as of June 30, 2024, June 25, 2023, and June 26, 2022, respectively. During fiscal year 2024, gross uncertain tax positions increased by $83.6 million. The amount of uncertain tax positions that, if recognized, would impact the effective tax rate was $622.6 million, $550.1 million, and $539.6 million, as of June 30, 2024, June 25, 2023, and June 26, 2022, respectively.

The aggregate changes in the balance of gross uncertain tax positions were as follows:

| | (in thousands) |
|---|---:|
| Balance as of June 27, 2021 | $ 566,771 |
| Settlements and effective settlements with tax authorities | (14,440) |
| Lapse of statute of limitations | (8,021) |
| Increases in balances related to tax positions taken during prior periods | 6,468 |
| Decreases in balances related to tax positions taken during prior periods | (28,376) |
| Increases in balances related to tax positions taken during current period | 94,971 |
| Balance as of June 26, 2022 | 617,373 |
| Settlements and effective settlements with tax authorities | (50,238) |
| Lapse of statute of limitations | (22,103) |
| Increases in balances related to tax positions taken during prior periods | 5,841 |
| Decreases in balances related to tax positions taken during prior periods | (4,316) |
| Increases in balances related to tax positions taken during current period | 93,615 |
| Balance as of June 25, 2023 | 640,172 |
| Settlements and effective settlements with tax authorities | (9,548) |
| Lapse of statute of limitations | (10,114) |
| Decreases in balances related to tax positions taken during prior periods | (12,326) |
| Increases in balances related to tax positions taken during current period | 115,600 |
| Balance as of June 30, 2024 | $ 723,784 |

The Company recognizes interest expense and penalties related to the above uncertain tax positions within income tax expense. The Company had accrued $105.7 million, $74.4 million, and $61.2 million cumulatively for gross interest and penalties as of June 30, 2024, June 25, 2023, and June 26, 2022, respectively.

The Company is subject to audits by state and foreign tax authorities. The Company is unable to make a reasonable estimate as to when cash settlements, if any, with the relevant taxing authorities will occur.

The Company files U.S. federal, U.S. state, and foreign income tax returns. As of June 30, 2024, tax years 2006-2024 remain subject to examination in the jurisdictions where the Company operates.

The IRS is examining the Company's U.S. federal income tax returns for the fiscal years ended June 30, 2019, June 28, 2020, and June 27, 2021. To date, no significant adjustments have been proposed by the IRS. The Company is unable to make a reasonable estimate as to when cash settlements, if any, with the IRS will occur.

The Company is in various stages of examinations in connection with all of its tax audits worldwide, and it is difficult to determine when these examinations will be settled. It is reasonably possible that over the next 12-month period the Company may experience an increase or decrease in its uncertain tax positions as a result of tax examinations or lapses of statutes of limitation. The change in uncertain tax positions as a result of lapses of statutes of limitation may range up to $212.2 million.

## Note 8: Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the treasury stock method, for dilutive stock options, and restricted stock units.

The following table reconciles the inputs to the basic and diluted computations for net income per share.

| | Year Ended | | |
| --- | --- | --- | --- |
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| | (in thousands, except per share data) | | |
| **Numerator:** | | | |
| Net income | $ 3,827,772 | $ 4,510,931 | $ 4,605,286 |
| **Denominator:** | | | |
| Basic average shares outstanding | 131,410 | 135,472 | 139,899 |
| Effect of potential dilutive securities: | | | |
| Employee stock plans | 585 | 362 | 729 |
| Diluted average shares outstanding | 131,995 | 135,834 | 140,628 |
| Net income per share - basic | $ 29.13 | $ 33.30 | $ 32.92 |
| Net income per share - diluted | $ 29.00 | $ 33.21 | $ 32.75 |

For purposes of computing diluted net income per share, weighted-average common shares do not include potentially dilutive securities that are anti-dilutive under the treasury stock method. These anti-dilutive securities, including options, service-based RSUs, and market-based PRSUs, were not material for fiscal years ended June 30, 2024, June 25, 2023, and June 26, 2022.

## Note 9: Financial Instruments

### Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. The level of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities with sufficient volume and frequency of transactions.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active for identical assets or liabilities, or model-derived valuations techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Valuations based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities and based on non-binding, broker-provided price quotes and may not have been corroborated by observable market data.

The Company engages with pricing vendors to provide fair values for a majority of its Level 1 and Level 2 investments. The vendors provide either a quoted market price or use observable inputs without applying significant adjustments in their pricing. Significant observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatility and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the foreign currency rates, forward rate curves, currency volatility and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's primary financial instruments include its cash, cash equivalents, long-term investments, accounts receivable, accounts payable, long-term debt and leases, and foreign currency related derivative instruments. The estimated fair value of cash, time deposits, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated fair values of lease obligations approximate their carrying value as the majority of these obligations are generally short-term in nature and have interest rates that reset upon renewal or modification. Refer to Note 14: Long Term Debt and Other Borrowings for additional information regarding the fair value of the Company's senior notes.

The Company accounts for its investment portfolio at fair value. Realized gains (losses) for investment sales are specifically identified. Management assesses the fair value of investments in debt securities that are not actively traded through consideration of interest rates and their impact on the present value of the cash flows to be received from the investments.

The Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the Consolidated Statement of Operations. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the Consolidated Statement of Operations. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the Consolidated Statement of Operations during the twelve months ended June 30, 2024, June 25, 2023, and June 26, 2022.

*Investments*

Investments are recorded within Prepaid expenses and other current assets in the Company's Consolidated Balance Sheets. As of June 30, 2024 and June 25, 2023, the fair value; and associated unrealized loss positions, if any, of mutual funds and debt and equity investments were not material. Gross realized gains/(losses) from sales of investments were insignificant in the fiscal years 2024, 2023, and 2022.

The financial instruments reported within Cash and cash equivalents in the Company's Consolidated Balance Sheets as of June 30, 2024, and June 25, 2023 consisted of the following:

| | June 30, 2024 | | June 25, 2023 |
|---|---|---|---|
| | (in thousands) | | |
| Money market funds (fair value measured on a recurring basis, level 1) | $ 2,543,462 | $ | 2,223,642 |
| Cash | 1,568,315 | | 2,132,522 |
| Time deposits | 1,736,079 | | 980,892 |
| Total | $ 5,847,856 | $ | 5,337,056 |

In addition, as of June 25, 2023 the Company had restricted cash in the form of time deposits of $250.0 million reported within Other assets in the Consolidated Balance Sheets that was subsequently released in the three months ended September 24, 2023. Refer to Note 15: Leases for more information.

*Derivative Instruments and Hedging*

The Company carries derivative financial instruments ("derivatives") on its Consolidated Balance Sheets at their fair values. The Company enters into foreign currency forward contracts and foreign currency options with financial institutions with the primary objective of reducing volatility of earnings and cash flows related to foreign currency exchange rate fluctuations. In addition, the Company enters into interest rate swap arrangements to manage interest rate risk. The counterparties to these derivatives are large, global financial institutions that the Company believes are creditworthy, and therefore, it does not consider the risk of counterparty nonperformance to be material.

Under the master netting agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same currency with a single net amount payable by one party to the other. However, the Company has elected to present the derivative assets and derivative liabilities on a gross basis on its balance sheet. As of June 30, 2024 and June 25, 2023, the potential effect of rights of offset associated with the above foreign exchange and interest rate contracts would be immaterial to the Consolidated Balance Sheets.

*Cash Flow Hedges*

The Company's financial position is routinely subjected to market risk associated with foreign currency exchange rate fluctuations on non-U.S. dollar transactions or cash flows. The Company's policy is to mitigate the foreign exchange risk arising from the fluctuations in the value of these non-U.S. dollar denominated transactions or cash flows through a foreign currency cash flow hedging program, using forward contracts and foreign currency options that generally expire within 12 months and no later than 24 months. These hedge contracts are designated as cash flow hedges and are carried on the Company's balance sheet at fair value with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in revenue/expense in the same period the hedged items affect earnings.

In addition, the Company has entered into interest rate swap agreements to hedge against the variability of cash flows due to changes in certain benchmark interest rates on fixed rate debt. These instruments are designated as cash flow hedges at inception and are settled in conjunction with the issuance of debt. The effective portion of the contracts' gains or losses is included in accumulated other comprehensive income (loss) and is amortized into income as the hedged item affects earnings.

At inception and at each quarter-end, hedges are tested prospectively and retrospectively for effectiveness using regression analysis. Changes in the fair value of foreign exchange contracts due to changes in time value are included in the assessment of effectiveness. To qualify for hedge accounting, the hedge relationship must meet criteria relating to both the derivative instrument and the hedged item. These criteria include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows will be measured.

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be tested to demonstrate an expectation of providing highly effective offsetting changes to future cash flows on hedged transactions. When derivative instruments are designated and qualify as effective cash flow hedges, the Company recognizes effective changes in the fair value of the hedging instrument within accumulated other comprehensive income (loss) until the hedged exposure is realized. Consequently, the Company's results of operations are not subject to fluctuation as a result of changes in the fair value of the derivative instruments. If hedges are not highly effective or if the Company does not believe that the underlying hedged forecasted transactions will occur, the Company may not be able to account for its derivative instruments as cash flow hedges. If this were to occur, future changes in the fair values of the Company's derivative instruments would be recognized in earnings. Additionally, related amounts previously recorded in other comprehensive income would be reclassified to earnings immediately. There were no material gains or losses during the fiscal years ended June 30, 2024, June 25, 2023, or June 26, 2022 associated with forecasted transactions that did not occur, nor any ineffectiveness recognized in the same periods.

As of June 30, 2024 and June 25, 2023, the fair value of outstanding cash flow hedges was not material. The effect of derivative instruments designated as cash flow hedges on the Company's Consolidated Statements of Operations, including accumulated other comprehensive income, was not material as of and for the twelve months ended June 30, 2024 and June 25, 2023. As of June 30, 2024, the Company had an immaterial net gain or loss accumulated in other comprehensive income, net of tax, related to foreign exchange cash flow hedges and interest rate contracts which it expects to reclassify from other comprehensive income into earnings over the next 12 months. The total notional value of cash flow hedge instruments outstanding as of June 30, 2024 included $307.3 million of buy contracts and $136.5 million of sell contracts.

### Balance Sheet Hedges

The Company also enters into foreign currency forward contracts to hedge fluctuations associated with foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. These forward contracts are not designated for hedge accounting treatment. Therefore, the change in the carrying value of these derivatives is recorded as a component of other income (expense), net and offsets the change in fair value of the foreign currency denominated assets and liabilities related to remeasurement, which are also recorded in other income (expense), net. As of June 30, 2024 and June 25, 2023, the fair value of outstanding balance sheet hedges was not material. The effect of the Company's balance sheet hedge derivative instruments on the Company's Consolidated Statements of Operations were not material as of and for the twelve months ended June 30, 2024. The total notional value of balance sheet hedge instruments outstanding as of June 30, 2024 included $366.9 million of buy contracts and $238.2 million of sell contracts.

### Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable, and derivative financial instruments used in hedging activities. Cash is placed on deposit at large, global financial institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are creditworthy and, accordingly, minimal credit risk exists with respect to these balances.

The Company's overall portfolio of available-for-sale securities must maintain an average minimum rating of "AA-" or "Aa3" as rated by Standard and Poor's, Fitch Ratings, or Moody's Investor Services. To ensure diversification and minimize concentration, the Company's policy limits the amount of credit exposure with any one financial institution or commercial issuer.

The Company is exposed to credit losses in the event of nonperformance by counterparties on foreign currency and interest rate hedge contracts that are used to mitigate the effect of exchange rate and interest rate fluctuations and on contracts related to structured share repurchase arrangements. These counterparties are large, global financial institutions and, to date, no such counterparty has failed to meet its financial obligations to the Company.

Credit risk evaluations, including trade references, bank references, and Dun & Bradstreet ratings, are performed on all new customers, and the Company monitors its customers' financial condition and payment performance. In general, the Company does not require collateral on sales.

As of June 30, 2024, three customers accounted for approximately 16%, 13% and 13% of accounts receivable, respectively. As of June 25, 2023, three customers accounted for approximately 32%, 13%, and 10% of accounts receivable, respectively. No other customers accounted for 10% or more of accounts receivable. The Company's balance and transactional activity for its allowance for doubtful accounts is not material as of and for the years ended June 30, 2024, June 25, 2023, and June 26, 2022. Refer to Note 19: Segment, Geographic Information, and Major Customers for additional information regarding customer concentrations.

## Note 10: Inventories

Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. Inventories consist of the following:

| | June 30, 2024 | | June 25, 2023 |
|---|---|---|---|
| | (in thousands) | | |
| Raw materials | $ 2,921,139 | $ | 3,196,988 |
| Work-in-process | 284,078 | | 325,611 |
| Finished goods | 1,012,707 | | 1,293,591 |
| | $ 4,217,924 | $ | 4,816,190 |

## Note 11: Property and Equipment

Property and equipment, net, is presented in the table below.

| | June 30, 2024 | | June 25, 2023 |
|---|---|---|---|
| | (in thousands) | | |
| Manufacturing and engineering equipment | $ 1,956,478 | $ | 1,802,627 |
| Buildings and improvements | 1,605,802 | | 1,286,849 |
| Computer and computer-related equipment | 178,941 | | 174,084 |
| Land | 163,796 | | 98,739 |
| Office equipment, furniture and fixtures | 85,629 | | 83,108 |
| | 3,990,646 | | 3,445,407 |
| Less: accumulated depreciation and amortization | (1,860,664) | | (1,642,456) |
| | $ 2,129,982 | $ | 1,802,951 |

The Company has excluded $24.5 million, and $53.7 million of finance right-of-use assets recorded within property and equipment, net from the table above for the years ended June 30, 2024 and June 25, 2023, respectively. See Note 15: Leases for additional information regarding these finance lease right-of-use assets. Depreciation expense, excluding amortization of finance lease right of use assets, during fiscal years 2024, 2023, and 2022 was $299.0 million, $282.8 million, and $248.2 million, respectively.

## Note 12: Goodwill and Intangible Assets

### Goodwill

The balance of goodwill was $1.6 billion as of June 30, 2024 and June 25, 2023, respectively. As of June 30, 2024 and June 25, 2023, $65.4 million of the goodwill balance is tax deductible, and the remaining balance is not tax deductible due to purchase accounting and applicable foreign law. No goodwill impairments were recognized in fiscal years 2024, 2023, or 2022. Refer to Note 20: Business Combinations for additional information regarding the Company's goodwill balance.

### Intangible Assets

The following table provides details of the Company's intangible assets, other than goodwill:

| | June 30, 2024 | | | June 25, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross | Accumulated Amortization | Net | Gross | Accumulated Amortization | Net |
| | (in thousands) | | | | | |
| Customer relationships | $ 644,128 | $ (633,740) | $ 10,388 | $ 644,138 | $ (631,420) | $ 12,718 |
| Existing technology | 747,390 | (686,460) | 60,930 | 717,331 | (674,549) | 42,782 |
| Patents and other intangible assets | 208,052 | (140,825) | 67,227 | 199,532 | (116,659) | 82,873 |
| Intangible assets subject to amortization | 1,599,570 | (1,461,025) | 138,545 | 1,561,001 | (1,422,628) | 138,373 |
| In process research and development | — | — | — | 30,081 | — | 30,081 |
| Total intangible assets | $ 1,599,570 | $ (1,461,025) | $ 138,545 | $ 1,591,082 | $ (1,422,628) | $ 168,454 |

The Company recognized $56.3 million, $51.5 million, and $78.0 million in intangible asset amortization expense during fiscal years 2024, 2023, and 2022, respectively. Intangible asset impairments in fiscal year 2024 were insignificant. No intangible asset impairments were recognized in fiscal years 2023 or 2022.

The estimated future amortization expense of intangible assets as of June 30, 2024, is reflected in the table below. The table excludes $13.2 million of capitalized costs for intangible assets that have not yet been placed into service.

| Fiscal Year | Amount |
|---|---|
| | (in thousands) |
| 2025 | $ 42,485 |
| 2026 | 28,010 |
| 2027 | 18,417 |
| 2028 | 14,446 |
| 2029 | 11,673 |
| Thereafter | 10,317 |
| | $ 125,348 |

Refer to Note 20: Business Combinations for additional information regarding the Company's intangible assets.

## Note 13: Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

| | June 30, 2024 | June 25, 2023 |
|---|---|---|
| | (in thousands) | |
| Accrued compensation | $ 516,717 | $ 481,354 |
| Warranty reserves | 228,060 | 256,781 |
| Income and other taxes payable | 186,700 | 460,630 |
| Dividend payable | 260,905 | 231,267 |
| Restructuring | 607 | 8,014 |
| Other | 608,888 | 572,591 |
| | $ 1,801,877 | $ 2,010,637 |

## Note 14: Long Term Debt and Other Borrowings

As of June 30, 2024, and June 25, 2023, the Company's outstanding debt consisted of the following:

| | June 30, 2024 | | June 25, 2023 | |
| --- | --- | --- | --- | --- |
| | Amount (in thousands) | Effective Interest Rate | Amount (in thousands) | Effective Interest Rate |
| Fixed-rate 3.80% Senior Notes Due March 15, 2025 ("2025 Notes") | $ 500,000 | 3.87 % | $ 500,000 | 3.87 % |
| Fixed-rate 3.75% Senior Notes Due March 15, 2026 ("2026 Notes") | 750,000 | 3.86 % | 750,000 | 3.86 % |
| Fixed-rate 4.00% Senior Notes Due March 15, 2029 ("2029 Notes") | 1,000,000 | 4.09 % | 1,000,000 | 4.09 % |
| Fixed-rate 1.90% Senior Note Due June 15, 2030 ("2030 Notes") | 750,000 | 2.01 % | 750,000 | 2.01 % |
| Fixed-rate 4.875% Senior Notes Due March 15, 2049 ("2049 Notes") | 750,000 | 4.93 % | 750,000 | 4.93 % |
| Fixed-rate 2.875% Senior Note Due June 15, 2050 ("2050 Notes") | 750,000 | 2.93 % | 750,000 | 2.93 % |
| Fixed-rate 3.125% Senior Note Due June 15, 2060 ("2060 Notes") | 500,000 | 3.18 % | 500,000 | 3.18 % |
| Total Senior Notes outstanding, at par | 5,000,000 | | 5,000,000 | |
| Unamortized discount | (28,148) | | (32,934) | |
| Fair value adjustment - interest rate contracts | — | | 3,050 [1] | |
| Unamortized bond issuance costs | (5,435) | | (6,189) | |
| Other financing arrangements | 944 | | 1,438 | |
| Total debt outstanding, at carrying value | $ 4,967,361 | | $ 4,965,365 | |
| Reported as: | | | | |
| Current portion of long-term debt | $ 501,316 | | $ 421 | |
| Long-term debt | $ 4,466,045 | | $ 4,964,944 | |

(1)   This amount represents a cumulative fair value gain for discontinued hedging relationships, net of an immaterial amount of amortization as of the periods presented.

The Company's contractual cash obligations relating to its outstanding debt as of June 30, 2024, were as follows:

| Payments Due by Fiscal Year: | Principal | Interest |
| --- | --- | --- |
| | (in thousands) | |
| 2025 | $ 500,000 | $ 169,583 |
| 2026 | 750,000 | 147,922 |
| 2027 | — | 128,000 |
| 2028 | — | 128,000 |
| 2029 | 1,000,000 | 116,333 |
| Thereafter | 2,750,000 | 1,669,880 |
| Total | $ 5,000,000 | $ 2,359,718 |

### Senior Notes

On May 5, 2020, the Company completed a public offering of $750 million aggregate principal amount of the Company's Senior Notes due June 15, 2030 (the "2030 Notes"), $750 million aggregate principal amount of the Company's Senior Notes due June 15, 2050 (the "2050 Notes"), and $500 million aggregate principal amount of the Company's Senior Notes due June 15, 2060 (the "2060 Notes"). The Company pays interest at an annual rate of 1.90%, 2.875%, and 3.125%, on the 2030, 2050, and 2060 Notes, respectively, on a semi-annual basis on June 15 and December 15 of each year.

On March 4, 2019, the Company completed a public offering of $750 million aggregate principal amount of the Company's Senior Notes due March 15, 2026 (the "2026 Notes"), $1.0 billion aggregate principal amount of the Company's Senior Notes due March 15, 2029 (the "2029 Notes"), and $750 million aggregate principal amount of the Company's Senior Notes due March 15, 2049 (the "2049 Notes"). The Company pays interest at an annual rate of 3.75%, 4.00%, and 4.875%, on the 2026, 2029, and 2049 Notes, respectively, on a semi-annual basis on March 15 and September 15 of each year.

On March 12, 2015, the Company completed a public offering of $500 million aggregate principal amount of the Company's Senior Notes due March 15, 2025 (the "2025 Notes"). The Company pays interest at an annual rate of 3.80% on the 2025 Notes on a semi-annual basis on March 15 and September 15 of each year.

The Company may redeem the 2025, 2026, 2029, 2030, 2049, 2050, and 2060 Notes (collectively the "Senior Notes") at a redemption price equal to 100% of the principal amount of such series ("par"), plus a "make whole" premium as described in the indenture in respect to the Senior Notes and accrued and unpaid interest before December 15, 2024 for the 2025 Notes, before

January 15, 2026 for the 2026 Notes, before December 15, 2028 for the 2029 Notes, before March 15, 2030 for the 2030 Notes, before September 15, 2048 for the 2049 Notes, before December 15, 2049 for the 2050 Notes, and before December 15, 2059 for the 2060 Notes. The Company may redeem the Senior Notes at par, plus accrued and unpaid interest at any time on or after December 24, 2024 for the 2025 Notes, on or after January 15, 2026 for the 2026 Notes, on or after December 15, 2028 for the 2029 Notes, on or after March 15, 2030 for the 2030 Notes, on or after September 15, 2048 for the 2049 Notes, on or after December 15, 2049 for the 2050 Notes, and on or after December 15, 2059 for the 2060 Notes. In addition, upon the occurrence of certain events, as described in the indenture, the Company will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount of the respective note, plus accrued and unpaid interest.

Selected additional information regarding the Senior Notes outstanding as of June 30, 2024, is as follows:

| | Remaining Amortization period | Fair Value of Notes (Level 2) |
|---|---|---|
| | (years) | (in thousands) |
| 2025 Notes | 0.7 | $ 494,015 |
| 2026 Notes | 1.7 | $ 731,970 |
| 2029 Notes | 4.7 | $ 961,560 |
| 2030 Notes | 6.0 | $ 632,880 |
| 2049 Notes | 24.7 | $ 685,553 |
| 2050 Notes | 26.0 | $ 488,130 |
| 2060 Notes | 36.0 | $ 317,660 |

### *Revolving Credit Facility*

On March 12, 2014, the Company established an unsecured Credit Agreement. This agreement was amended on November 10, 2015 (the "Amended and Restated Credit Agreement"), October 13, 2017 (the "2nd Amendment"), February 25, 2019 (the "3rd Amendment"), June 17, 2021 (the "Second Amended and Restated Credit Agreement"), and December 7, 2022 ("Amendment No.1 to Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides for a $1.50 billion revolving credit facility with a syndicate of lenders, along with an expansion option that will allow the Company, subject to certain requirements, to request an increase in the facility of up to an additional $600.0 million, for a potential total commitment of $2.10 billion. The facility matures on June 17, 2026. The Amendment No.1 To Second Amended and Restated Credit Agreement replaces the benchmark reference rate, London inter-bank offered rate, with term secured overnight financing rate ("SOFR") equal to the term rate determined by the Chicago Mercantile Exchange term SOFR administrator plus 0.10% ("adjusted term SOFR"), with no change to the amount or timing of contractual cash flows.

Interest on amounts borrowed under the credit facility is, at the Company's option, based on (1) a base rate, defined as the greatest of (a) prime rate, (b) Federal Funds rate plus 0.5%, or (c) adjusted term SOFR plus 1.0%, plus a spread of 0.00% to 0.30%, or (2) adjusted term SOFR, plus a spread of 0.805% to 1.30%, in each case plus a facility fee, with such spread and facility fee determined based on the rating of the Company's non-credit enhanced, senior unsecured long-term debt. Such spreads and such facility fees are further subject to sustainability adjustments as described in the Amendment No. 1 to Second Amended and Restated Credit Agreement, in each case based on the Company's performance of certain energy savings and health and safety standards metrics. Principal and any accrued and unpaid interest are due and payable upon maturity. Additionally, the Company will pay the lenders a quarterly commitment fee that varies based on the Company's credit rating. As of June 30, 2024, the Company had no borrowings outstanding under the credit facility and was in compliance with all financial covenants.

### *Commercial Paper Program*

On November 13, 2017, the Company established a commercial paper program (the "CP Program") under which the Company may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate principal amount of $1.25 billion. In July 2021, the Company amended the CP Program size to a maximum aggregate amount outstanding at any time of $1.50 billion. The net proceeds from the CP Program may be used for general corporate purposes, including repurchases of the Company's Common Stock from time to time under the Company's stock repurchase program. Amounts available under the CP Program may be re-borrowed. The CP Program is backstopped by the Company's Revolving Credit Arrangement. As of June 30, 2024, the Company had no outstanding borrowings under the CP Program.

### *Interest Cost*

The following table presents the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the debt discount, issuance costs, and effective portion of interest rate contracts with respect to the Senior Notes, and the revolving credit facility during the fiscal years ended June 30, 2024, June 25, 2023, and June 26, 2022.

| | | Year Ended | | | | |
|---|---|---|---|---|---|---|
| | | **June 30, 2024** | | **June 25, 2023** | | **June 26, 2022** |
| | | (in thousands) | | | | |
| Contractual interest coupon | $ | 175,128 | $ | 175,128 | $ | 175,128 |
| Amortization of interest discount | | 3,274 | | 2,862 | | 2,767 |
| Amortization of issuance costs | | 1,488 | | 1,376 | | 1,351 |
| Effect of interest rate contracts, net | | 3,145 | | 2,545 | | 2,455 |
| Total interest cost recognized | $ | 183,035 | $ | 181,911 | $ | 181,701 |

## Note 15: Leases

The Company leases certain office spaces, manufacturing and warehouse spaces, equipment, and vehicles. While the majority of the Company's lease arrangements are operating leases, the Company has certain leases that qualify as finance leases.

The components of lease expense were as follows for the years ended June 30, 2024, June 25, 2023, and June 26, 2022:

| | | Year Ended | | | | |
|---|---|---|---|---|---|---|
| | | **June 30, 2024** | | **June 25, 2023** | | **June 26, 2022** |
| | | (in thousands) | | | | |
| Financing lease cost: | | | | | | |
| Amortization of right-of-use assets | $ | 5,175 | $ | 7,899 | $ | 7,439 |
| Interest on lease liabilities | | 756 | | 863 | | 658 |
| Total finance lease cost | $ | 5,931 | $ | 8,762 | $ | 8,097 |
| | | | | | | |
| Operating lease cost | $ | 83,476 | $ | 75,660 | $ | 69,250 |
| Variable lease cost | | 176,641 | | 227,726 | | 259,041 |

Variable lease payments are expensed as incurred and are not included within the right of use asset and lease liability calculation. Variable lease payments primarily include costs associated with the Company's third-party logistics arrangements that contain one or more embedded leases. Variable lease costs will fluctuate based on factory output and material receipt volumes. Short-term rental expense, for agreements less than one year in duration, were immaterial for the twelve months ended June 30, 2024, June 25, 2023, and June 26, 2022, respectively.

Supplemental cash flow information related to leases was as follows as of June 30, 2024, June 25, 2023, and June 26, 2022:

| | | Year Ended | | | | |
|---|---|---|---|---|---|---|
| | | **June 30, 2024** | | **June 25, 2023** | | **June 26, 2022** |
| | | (in thousands) | | | | |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | | | | |
| Operating cash flows paid for operating leases | $ | 97,447 | $ | 74,397 | $ | 64,808 |
| Financing cash flows paid for principal portion of finance leases | | 255,695 | | 14,985 | | 11,513 |
| | | | | | | |
| **Right-of-use assets obtained in exchange for lease obligations:** | | | | | | |
| Operating leases | $ | 146,169 | $ | 91,592 | $ | 121,580 |
| Finance leases | | 226,519 | | 20,161 | | 13,868 |

Supplemental balance sheet information related to leases was as follows as of June 30, 2024 and June 25, 2023:

| | June 30, 2024 | June 25, 2023 |
|---|---|---|
| | (in thousands) | |
| **Operating leases** | | |
| Other assets | $ 308,336 | $ 242,656 |
| | | |
| Accrued expenses and other current liabilities | $ 64,443 | $ 64,682 |
| Other long-term liabilities | 223,273 | 172,886 |
| Total operating lease liabilities | $ 287,716 | $ 237,568 |
| | | |
| **Finance Leases** | | |
| Property and Equipment, net | $ 24,536 | $ 53,721 |
| | | |
| Current portion of long-term debt and lease liabilities | $ 3,498 | $ 7,937 |
| Long-term debt and lease liabilities, less current portion | 12,475 | 38,239 |
| Total finance lease liabilities | $ 15,973 | $ 46,176 |

| | June 30, 2024 | | June 25, 2023 | |
|---|---|---|---|---|
| | Weighted-Average Remaining Lease Term | Weighted-Average Discount Rate | Weighted-Average Remaining Lease Term | Weighted-Average Discount Rate |
| | (in years) | | (in years) | |
| Operating leases | 4.9 | 3.54 % | 4.9 | 3.80 % |
| Finance leases | 5.8 | 3.39 % | 5.2 | 2.56 % |

As of June 30, 2024, the maturities of lease liabilities are as follows:

| | Operating Leases | Finance Leases |
|---|---|---|
| | (in thousands) | |
| 2025 | $ 72,326 | $ 3,942 |
| 2026 | 61,810 | 3,239 |
| 2027 | 48,115 | 2,840 |
| 2028 | 45,898 | 2,211 |
| 2029 | 46,964 | 1,779 |
| Thereafter | 42,754 | 3,475 |
| Total lease payments | $ 317,867 | $ 17,486 |
| Less imputed interest | (30,151) | (1,513) |
| Total | $ 287,716 | $ 15,973 |

*Selected Leases and Related Guarantees*

The Company leases some of its administrative, research and development and manufacturing facilities, regional sales/service offices, and certain equipment under non-cancelable leases. Certain of the Company's facility leases for buildings located at its Tualatin, Oregon campus; and certain other facility leases provide the Company with options to extend the leases for additional periods or to purchase the facilities. Certain of the Company's facility leases provide for periodic rent increases based on the general rate of inflation.

The Company elected to exercise purchase options available under its finance leases for certain improved properties in Fremont and Livermore, California (the "California Facility Leases") in the three months ended September 24, 2023. As a result, the Company released cash collateral in an aggregate of approximately $250 million of restricted cash that was reported in Other assets in the Company's Consolidated Balance Sheet. Additionally, guarantees made to the lessor that each property would have a certain minimum residual value totaling $298.4 million as of June 25, 2023 in the aggregate were eliminated with the extinguishment of the California Facility Leases. As a result of the purchase of the improved properties, $250.5 million of additions were made to Property and equipment, net in the Company's Consolidated Balance Sheets primarily comprised of land ($40.5 million) and buildings and improvements ($210.0 million).

## Note 16: Retirement and Deferred Compensation Plans

### Employee Savings and Retirement Plan

The Company maintains a 401(k) retirement savings plan for its eligible employees in the United States. Each participant in the plan may elect to contribute from 1% to 75% of annual eligible earnings to the plan, subject to statutory limitations. The Company makes matching employee contributions in cash to the plan at the rate of 50% of the first 6% of earnings contributed. Employees participating in the 401(k) retirement savings plan are fully vested in the Company matching contributions, and investments are directed by participants. The Company made matching contributions of $34.3 million, $34.7 million, and $32.6 million, in fiscal years 2024, 2023, and 2022, respectively.

### Deferred Compensation Arrangements

The Company has an unfunded, non-qualified deferred compensation plan whereby executives may defer a portion of their compensation. Participants earn a return on their deferred compensation based on their allocation of their account balance among various mutual funds. The Company controls the investment of these funds, and the participants remain general creditors of the Company. Participants are able to elect the payment of benefits on a specified date at least three years after the opening of a deferral sub-account or upon retirement. Distributions are made in the form of lump sum or annual installments over a period of up to 20 years as elected by the participant. If no alternate election has been made, a lump sum payment will be made upon termination of a participant's employment with the Company. As of June 30, 2024, and June 25, 2023, the liability of the Company to the plan participants was $385.5 million and $318.0 million, respectively, which was recorded in Accrued expenses and other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets. As of June 30, 2024, and June 25, 2023, the Company had investments in the aggregate amount of $393.5 million and $318.1 million, respectively, which correlate to the deferred compensation obligations, which were recorded in Other assets on the Consolidated Balance Sheets.

### Post-Retirement Healthcare Plan

The Company maintains a post-retirement healthcare plan for certain executive and director retirees. Coverage continues through the duration of the lifetime of the retiree or the retiree's spouse, whichever is longer. The benefit obligation was $31.2 million and $33.2 million as of June 30, 2024, and June 25, 2023, respectively.

## Note 17: Commitments and Contingencies

The Company has certain obligations to make future payments under various contracts; some of these are recorded on its balance sheet and some are not. Obligations that are recorded on the Company's balance sheet include the Company's operating and finance lease obligations. Obligations that are not recorded on the Company's balance sheet include contractual relationships for purchase obligations and certain guarantees. The Company's commitments relating to off-balance sheet agreements are included in the tables below. These amounts exclude $679.0 million of liabilities related to uncertain tax positions (see Note 7: Income Taxes for further discussion) as of the end of the fiscal year because the Company is unable to reasonably estimate the ultimate amount or time of settlement.

### Other Guarantees

The Company has issued certain indemnifications to its lessors for taxes and general liability under some of its agreements. The Company has entered into insurance contracts that are intended to limit its exposure to such indemnifications. As of June 30, 2024, the Company had not recorded any liability on its Consolidated Financial Statements in connection with these indemnifications, as it does not believe that it is probable that any material amounts will be paid under these guarantees.

Generally, the Company indemnifies, under pre-determined conditions and limitations, its customers for infringement of third-party intellectual property rights by the Company's products or services. The Company seeks to limit its liability for such indemnity to an amount not to exceed the sales price of the products or services subject to its indemnification obligations. The Company does not believe that it is probable that any material amounts will be paid under these guarantees.

The Company provides guarantees and standby letters of credit to certain parties as required for certain transactions initiated during the ordinary course of business. As of June 30, 2024, the maximum potential amount of future payments that the Company could be required to make under these arrangements and letters of credit was $207.9 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid.

In addition, the Company has entered into indemnification agreements with its directors, officers, and certain other employees, consistent with its Bylaws and Certificate of Incorporation; and under local law, the Company may be required to provide indemnification to its employees for actions within the scope of their employment. Although the Company maintains insurance contracts that cover some of the potential liability associated with these indemnification agreements, there is no guarantee that all such liabilities will be covered. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under such indemnification agreements or statutory obligations.

## Purchase Obligations

Purchase obligations consist of non-cancelable significant contractual obligations either on an annual basis or over multi-year periods. The contractual cash obligations and commitments table presented below contains the Company's minimum obligations at June 30, 2024, under these arrangements and others. For obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee. Actual expenditures will vary based on the volume of transactions and length of contractual service provided.

The Company's commitments related to these agreements as of June 30, 2024, were as follows:

| Payments Due by Fiscal Year: | Purchase Obligations |
| --- | --- |
| | (in thousands) |
| 2025 | $ 816,752 |
| 2026 | 29,784 |
| 2027 | 4,508 |
| 2028 | 4,786 |
| 2029 | 3,679 |
| Thereafter | 3,113 |
| Purchase obligations for which timing of payment is indeterminable | 64,061 |
| Total | $ 926,683 |

## Transition Tax Liability

On December 22, 2017, the "Tax Cuts & Jobs Act" was signed into law. Among other items, this U.S. tax reform assessed a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. As a result, the Company recognized a total transition tax of $868.4 million and elected to pay the one-time tax over a period of 8 years, commencing in the twelve months ended June 30, 2019. During fiscal year 2023, this one-time tax was adjusted, resulting in a total tax liability increase of approximately $50.0 million, which was spread over the same 8-year period.

The Company's remaining obligation related to this arrangement as of June 30, 2024, were as follows:

| Payments Due by Fiscal Year [1]: | Transition Tax |
| --- | --- |
| | (in thousands) |
| 2025 | $ 183,710 |
| 2026 | 229,638 |
| Total | $ 413,348 |

(1) The Company may choose to apply existing tax credits, thereby reducing the actual cash payment.

## Warranties

The Company provides standard warranties on its systems. The liability amount is based on actual historical warranty spending activity by type of system, customer, and geographic region, modified for any known differences such as the impact of system reliability improvements. As of June 30, 2024, warranty reserves totaling $22.3 million were reported in Other long-term liabilities, the remainder were included in Accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets.

Changes in the Company's product warranty reserves were as follows:

| | Year Ended | |
|---|---|---|
| | June 30, 2024 | June 25, 2023 |
| | (in thousands) | |
| Balance at beginning of period | $ 286,663 | $ 256,258 |
| Warranties issued during the period | 193,829 | 272,281 |
| Settlements made during the period | (189,213) | (240,841) |
| Changes in liability for warranties issued during the period | (155) | (14,270) |
| Changes in liability for pre-existing warranties | (40,720) | 13,235 |
| Balance at end of period | $ 250,404 | $ 286,663 |

### *Government Assistance*

In the fiscal years ended June 30, 2024 and June 25, 2023, the Company received government assistance from various domestic and international governments in the form of cash grants or refundable tax credits. The Grants typically specify conditions that must be met in order for the Grants to be earned, such as employment or employee retention targets; completion of employee training; or the construction or acquisition of property and equipment and are often time-bound. If conditions are not satisfied or if the duration period for the arrangement is not met, the Grants are often subject to reduction, repayment, or termination.

During the fiscal years ended June 30, 2024 and June 25, 2023, the Company's cash Grants were insignificant. During the fiscal years ended June 30, 2024 and June 25, 2023, the Company recognized immaterial reductions to the cost basis of acquired property and equipment related to refundable tax credits earned. This reduction in the cost basis of acquired property and equipment is recorded with a corresponding reduction to taxes payable and classified under Accrued expense and other current liabilities, or Other long-term liabilities, as appropriate, in the Consolidated Balance Sheets.

### *Legal Proceedings*

While the Company is not currently a party to any legal proceedings that it believes material, the Company is either a defendant or plaintiff in various actions that have arisen from time to time in the normal course of business, including intellectual property claims. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on current information, the Company does not believe that a material loss from known matters is probable and therefore has not recorded an accrual of any material amount for litigation or other contingencies related to existing legal proceedings.

## Note 18: Stock Repurchase Program

In May 2024, the Board of Directors authorized the Company to repurchase up to an additional $10.0 billion of Common Stock; this authorization supplements the remaining balances from any prior authorizations. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

Repurchases under the repurchase program were as follows during the periods indicated:

| Period | Total Number of Shares Repurchased | Total Cost of Repurchase [3] | Average Price Paid Per Share [1,3] | Amount Available Under Repurchase Program |
|---|---|---|---|---|
| | (in thousands, except per share data) | | | |
| Available balance as of June 25, 2023 | | | | $ 3,537,217 |
| Quarter ended September 24, 2023 | 1,257 | $ 829,874 | $ 660.01 | $ 2,707,343 |
| Quarter ended December 24, 2023 | 970 | $ 640,267 | $ 660.04 | $ 2,067,076 |
| Quarter ended March 31, 2024 | 828 [2] | $ 860,084 | $ 774.77 | $ 1,206,992 |
| Board authorization, $10 billion increase, May 2024 | | | | $ 11,206,992 |
| Quarter ended June 30, 2024 | 525 [2] | $ 382,332 | $ 993.91 | $ 10,824,660 |

(1) Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure below regarding the Company's accelerated share repurchase activity during the fiscal year.

(2) Includes shares received at initial or final settlement of accelerated share repurchase agreements; see additional disclosures below regarding the Company's accelerated share repurchase activity during the fiscal year.

(3) The Company's net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under the repurchase program, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

In addition to the shares repurchased under the Board-authorized repurchase program shown above, the Company acquired 144 thousand shares at a total cost of $135.9 million during the 12 months ended June 30, 2024, which the Company withheld through net settlements to cover minimum tax withholding obligations upon the vesting of restricted stock unit awards granted under the Company's equity compensation plans. The shares retained by the Company through these net share settlements are not a part of the Board-authorized repurchase program but instead are authorized under the Company's equity compensation plan.

*Accelerated Share Repurchase Agreements*

On February 1, 2024, the Company entered into accelerated share repurchase agreements (the "February 2024 ASRs") with two financial institutions to repurchase a total of $700 million of Common Stock. The Company took an initial delivery of approximately 631 thousand shares, which represented 75% of the prepayment amount divided by our closing stock price on February 1, 2024. The total number of shares received under the February 2024 ASRs was based upon the average daily volume weighted average price of the Company's Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the February 2024 ASRs occurred during April 2024, resulting in the receipt of approximately 140 thousand additional shares, which yielded a weighted-average share price of $917.38 (net of applicable excise taxes) for the transaction period.

The Company recorded the February 2024 ASRs as equity transactions; as such, at the time of receipt, shares were included in treasury stock at fair market value as of the corresponding trade date. The Company reflects shares received as a repurchase of common stock in the weighted average common shares outstanding calculation for basic and diluted earnings per share.

## Note 19: Segment, Geographic Information, and Major Customers

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. The Company's material operating segments qualify for aggregation due to their customer base and similarities in economic characteristics, nature of products and services, and processes for procurement, manufacturing, and distribution.

The Company operates in seven geographic regions: United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located, while long-lived assets; which includes property and equipment, net, and recognized right of use assets reported in Other assets in the Consolidated Balance Sheets as of June 30, 2024 and June 25, 2023; are attributed to the geographic locations in which the assets are located.

Revenues and long-lived assets by geographic region were as follows:

| | Year Ended | | |
| --- | --- | --- | --- |
| | June 30, 2024 | June 25, 2023 | June 26, 2022 |
| **Revenue:** | (in thousands) | | |
| China | $ 6,293,990 | $ 4,462,663 | $ 5,411,502 |
| Korea | 2,874,015 | 3,551,742 | 4,037,467 |
| Taiwan | 1,671,815 | 3,477,862 | 2,936,482 |
| Japan | 1,460,429 | 1,758,364 | 1,624,573 |
| United States | 1,104,087 | 1,665,136 | 1,147,346 |
| Southeast Asia | 794,054 | 1,354,471 | 1,357,648 |
| Europe | 706,996 | 1,158,278 | 712,021 |
| Total revenue | $ 14,905,386 | $ 17,428,516 | $ 17,227,039 |

|  | June 30, 2024 | June 25, 2023 | June 26, 2022 |
|---|---|---|---|
| **Long-lived assets:** | **(in thousands)** | | |
| United States | $ 1,582,103 | $ 1,367,534 | $ 1,276,274 |
| Southeast Asia | 390,514 | 339,415 | 248,029 |
| Korea | 262,405 | 215,898 | 183,809 |
| Europe | 115,316 | 93,732 | 77,658 |
| Taiwan | 98,268 | 65,432 | 72,845 |
| Japan | 7,858 | 8,452 | 8,406 |
| China | 6,390 | 8,865 | 7,214 |
|  | $ 2,462,854 | $ 2,099,328 | $ 1,874,235 |

In fiscal year 2024, one customer accounted for approximately 17% of total revenues. In fiscal year 2023, two customers accounted for approximately 22% and 16% of total revenues, respectively. In fiscal year 2022, four customers accounted for approximately 21%, 12%, 12%, and 11% of total revenues, respectively. No other customers accounted for 10% or more of total revenues.

## Note 20: Business Combinations

In November 2022, the Company completed two business combination transactions acquiring the outstanding shares of two separate private companies in cash transactions collectively valued at $153.8 million as of the respective purchase dates. The Company's assessment of acquisition date fair value of the assets acquired and liabilities assumed resulted in the recognition of $102.2 million of goodwill and $81.2 million of intangible assets; all other assets acquired and all liabilities assumed were immaterial. The purchase price allocation related to the two business combination transactions is considered final. The Company expensed all associated costs, as incurred, in Selling, general, and administrative expense in the Consolidated Statement of Operations for the year ended June 25, 2023.

The following table is a summary of the fair value estimates of the identifiable intangible assets and their useful lives:

|  | Weighted-Average Useful Life | Estimated Purchase Date Fair Value |
|---|---|---|
|  |  | **(in thousands)** |
| Existing technology | 7 years | $ 40,294 |
| Customer relationships | 8 years | 10,835 |
| In process research and development | Indefinite | 30,081 |
|  |  | $ 81,210 |

## Note 21: Restructuring Charges, Net

The Company records employee severance and separation costs that meet the requirements for recognition in accordance with the relevant guidance of ASC 420, Exit or Disposal Cost Obligations, or ASC 712, Compensation - Non-retirement Post-employment Benefits, as applicable. For involuntary termination benefits that are not provided under the terms of an ongoing benefit arrangement, the liability for the current fair value of expected future costs associated with a management-approved restructuring plan is recognized in the period in which the plan is communicated to the employees and the plan is not expected to change significantly. For ongoing benefit arrangements, inclusive of statutory requirements, employee termination costs are accrued when the existing situation or set of circumstances indicates that an obligation has been incurred, it is probable the benefits will be paid, and the amount can be reasonably estimated. Termination benefits associated with employees that elected to voluntarily terminate as part of the restructuring plan are recorded when the employee irrevocably accepts the offer and the amount can be reasonably estimated. If applicable, the Company records such costs into operating expense over the terminated employees' future service period beyond any minimum or legally required retention period. The majority of restructuring charges that have been incurred but not yet paid are recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

During the fiscal year ended June 25, 2023, the Company initiated a restructuring plan designed to better align the Company's cost structure with its outlook for the economic environment and business opportunities. Under the plan, through June 30, 2024, the Company terminated approximately 1,760 employees, incurring expenses related to employee severance and separation costs. Employee severance and separation costs are primarily related to severance, non-cash severance, including equity award compensation expense, pension and other termination benefits. Additionally, the Company made a strategic decision to relocate certain manufacturing activities to pre-existing facilities and incurred charges to move inventory and equipment and exit selected supplier arrangements.

During the fiscal year ended June 30, 2024, net restructuring costs of $43.4 million and $18.2 million were recorded in Restructuring charges, net - cost of goods sold, and Restructuring charges, net - operating expenses, respectively in the Consolidated Statements of Operations. During the fiscal year ended June 25, 2023, net restructuring costs of $78.2 million and $42.2 million were recorded in Restructuring charges, net - cost of goods sold, and Restructuring charges, net - operating expenses, respectively in the Consolidated Statements of Operations.

The restructuring plan is substantially complete as of June 30, 2024, and cumulative costs as of June 30, 2024 total $181.9 million.

The following table is a summary of the activity related to the restructuring plan:

| | Severance and Benefits | | Other | | Total | |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| Restructuring liability as of June 26, 2022 | $ | — | $ | — | $ | — |
| Restructuring expense | | 107,063 | | 13,253 | | 120,316 |
| Cash payments | | (96,047) | | (12,378) | | (108,425) |
| Non-cash activities | | (3,027) | | (629) | | (3,656) |
| Restructuring liability as of June 25, 2023 | $ | 7,989 | $ | 246 | $ | 8,235 |
| Restructuring expense | | 29,926 | | 31,636 | | 61,562 |
| Cash payments | | (36,684) | | (24,045) | | (60,729) |
| Non-cash activities | | (1,034) | | (6,941) | | (7,975) |
| Restructuring liability as of June 30, 2024 | $ | 197 | $ | 896 | $ | 1,093 |

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Lam Research Corporation

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Lam Research Corporation (the Company) as of June 30, 2024 and June 25, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and June 25, 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 29, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

**Inventory - Valuation**

*Description of the Matter*

The Company's inventories totaled $4.2 billion as of June 30, 2024, representing 23% of total assets. As explained in Note 2 to the consolidated financial statements, the Company assesses the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Inventory in excess of management's estimated usage requirement and obsolete inventory is written down to its estimated net realizable value if less than cost.

Auditing management's estimates for excess and obsolete inventory involved subjective auditor judgment because management's assessment of whether a write down is required and the measurement of any excess of cost over net realizable value is judgmental and considers a number of qualitative factors that are affected by market and economic conditions outside the Company's control.

*How We Addressed the Matter in Our Audit*

We evaluated and tested the Company's processes and the design and operating effectiveness of internal controls addressing the identified audit risks. This included controls over management's assessment of inventory valuation, including the development of forecasted usage of inventories and consideration of how factors outside of the Company's control might affect management's judgment related to the valuation of excess and obsolete inventory.

Our audit procedures included, among others, evaluating the significant assumptions (e.g., forecasts related to the Company's future manufacturing schedules, customer demand, technological obsolescence, and possible alternative uses) and the underlying data used in management's excess and obsolete inventory valuation assessment. We evaluated inventory levels compared to forecasted demand, historical sales and specific product considerations. We also assessed the historical accuracy of management's estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1981.

San Jose, California
August 29, 2024

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Lam Research Corporation

**Opinion on Internal Control Over Financial Reporting**

We have audited Lam Research Corporation's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lam Research Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2024 and June 25, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes and our report dated August 29, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
August 29, 2024

# Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

# Item 9A. *Controls and Procedures*

### *Design of Disclosure Controls and Procedures and Internal Control over Financial Reporting*

We maintain disclosure controls and procedures and internal control over financial reporting that are designed to comply with Rule 13a-15 of the Exchange Act. In designing and evaluating the controls and procedures associated with each, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that the effectiveness of controls cannot be absolute because the cost to design and implement a control to identify errors or mitigate the risk of errors occurring should not outweigh the potential loss caused by the errors that would likely be detected by the control. Moreover, we believe that a control system cannot be guaranteed to be 100% effective all of the time. Accordingly, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

### *Disclosure Controls and Procedures*

As required by Exchange Act Rule 13a-15(b), as of June 30, 2024, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer, along with our Chief Financial Officer, concluded that our disclosure controls and procedures are effective, as of June 30, 2024, at the reasonable assurance level.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to correct any material deficiencies that we may discover. Our goal is to ensure that our senior management has timely access to material information that could affect our business.

### *Changes in Internal Control over Financial Reporting*

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### *Management's Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate "internal control over financial reporting", as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework used by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of June 30, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Ernst & Young LLP, an independent registered public accounting firm, independently assessed the effectiveness of the Company's internal control over financial reporting, as stated in their attestation report, which is included in Part II, Item 8 of this 2024 Form 10-K.

### *Effectiveness of Controls*

While we believe the present design of our disclosure controls and procedures and internal control over financial reporting is effective at the reasonable assurance level, future events affecting our business may cause us to modify our disclosure controls and procedures or internal control over financial reporting.

# Item 9B. *Other Information*

### *Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements*

During the Company's fiscal quarter ended June 30, 2024, except for the following arrangements, none of the Company's directors or officers adopted, modified, or terminated a trading arrangement for the purchase or sale of the Company's common stock that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 Trading Arrangement") or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K):

- On May 29, 2024, Seshasayee (Sesha) Varadarajan, Senior Vice President, Global Products Group of the Company, adopted a Rule 10b5-1 Trading Arrangement. Mr. Varadarajan's Rule 10b5-1 Trading Arrangement provides for: (i) the potential exercise of 3,576 stock options expiring on March 1, 2025, and the associated sale of up to 3,576 shares of the Company's common stock resulting from such exercise, (ii) the potential exercise of 7,432 stock options expiring on March 1, 2026, and the associated sale of up to 7,432 shares of the Company's common stock resulting from such exercise, and (iii) a gift of shares totaling approximately $150,000 on the date of execution. Mr. Varadarajan's Rule 10b5-1 Trading Arrangement has a termination date of May 30, 2025.

The Rule 10b5-1 Trading Arrangement contains pricing conditions that preclude or limit the sale of shares below predetermined minimum prices. The Rule 10b5-1 Trading Arrangement will terminate on the earlier of: (a) its respective termination date indicated above; (b) execution of all trades or expiration of all the orders relating to such trades under the Rule 10b5-1 Trading Arrangement; or (c) such date as the Rule 10b5-1 Trading Arrangement is otherwise terminated according to its terms.

## Item 9C.    *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

**PART III**

We have omitted from this 2024 Form 10-K certain information required by Part III because we, as the Registrant, will file a definitive proxy statement with the SEC within 120 days after the end of our fiscal year, pursuant to Regulation 14A, as promulgated by the SEC, for our Annual Meeting of Stockholders expected to be held on or about November 5, 2024, (the "Proxy Statement"), and certain information included in the Proxy Statement is incorporated into this report by reference.

## Item 10.   *Directors, Executive Officers and Corporate Governance*

For information regarding our executive officers, see Part I, Item 1 of this 2024 Form 10-K under the caption "Information about our Executive Officers," which information is incorporated into Part III by reference.

The information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Voting Proposals — Proposal No. 1: Election of Directors — 2024 Nominees for Director."

The information concerning our audit committee and audit committee financial experts required by this Item is incorporated by reference to our Proxy Statement under the headings "Governance Matters — Corporate Governance — Board Committees" and "Governance Matters — Corporate Governance — Board Committees — Audit Committee."

The Company has adopted a Corporate Code of Ethics that applies to all employees, officers, and directors of the Company. Our Code of Ethics is publicly available on the Investor Relations page of our website at http://investor.lamresearch.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will promptly be disclosed to the public. To the extent permitted by applicable legal requirements, we intend to make any required public disclosure by posting the relevant material on our website in accordance with SEC rules.

## Item 11.   *Executive Compensation*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Compensation Matters — Executive Compensation and Other Information," "Compensation Matters — CEO Pay Ratio," and "Governance Matters — Director Compensation."

## Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Stock Ownership — Security Ownership of Certain Beneficial Owners and Management" and "Compensation Matters — Securities Authorized for Issuance Under Equity Compensation Plans."

## Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Audit Matters — Certain Relationships and Related Party Transactions" and "Governance Matters — Corporate Governance — Director Independence Policies."

## Item 14.   *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Audit Matters — Relationship with Independent Registered Public Accounting Firm — Fees Billed by Ernst & Young LLP" and "Audit Matters — Relationship with Independent Registered Public Accounting Firm — Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services."

## Item 15.  *Exhibit and Financial Statement Schedules*

(a)      The following documents are filed as part of this Annual Report on Form 10-K.

Schedules have been omitted since they are not applicable, not required, not material, or the information is included elsewhere herein.

## Item 16.  Form 10-K Summary

None

## LAM RESEARCH CORPORATION

### ANNUAL REPORT ON FORM 10-K
### FOR THE FISCAL YEAR ENDED JUNE 30, 2024

### EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation of the Registrant, (including Certificate and Designation, Preferences and Rights of Series A Junior Participating Preferred Stock), dated November 22, 2016 which is incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2017 (SEC File No. 000-12933). |
| 3.2 | Bylaws of the Registrant, as amended and restated, dated November 8, 2023 which is incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 9, 2023 (SEC File No. 000-12933). |
| 4.1 | Indenture (including Form of Notes), dated as of February 13, 2015, between Registrant and The Bank of New York Mellon Trust Company, N.A. which is incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 filed on February 13, 2015 (SEC File No. 333-202110). |
| 4.2 | First Supplemental Indenture, dated as of March 12, 2015, by and between Lam Research Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 12, 2015 (SEC File No. 000-12933). |
| 4.3 | Second Supplemental Indenture, dated as of June 7, 2016, by and between Lam Research Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on June 7, 2016 (SEC File No. 000-12933). |
| 4.4 | Third Supplemental Indenture, dated as of March 4, 2019 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 4, 2019 (SEC File No. 000-12933). |
| 4.5 | Fourth Supplemental Indenture, dated as of May 5, 2020 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 5, 2020 (SEC File No. 000-12933). |
| 4.6 | Description of Common Stock, which is incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 10-K filed on August 18, 2020 (SEC File No. 000-12933). |
| 10.1* | Form of Indemnification Agreement which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 1988 (SEC File No. 000-12933). |
| 10.2* | Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.148 to the Registrant's Current Report on Form 8-K filed on November 13, 2008 (SEC File No. 000-12933). |
| 10.3* | Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 4, 2012 (SEC File No. 000-12933). |
| 10.4* | Form of Novellus Directors and Officers Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to Novellus' Current Report on Form 10-Q filed on August 13, 2002 (SEC File No. 000-17157). |
| 10.5* | Novellus Amended Executive Voluntary Deferred Compensation Plan, as amended which is incorporated by reference to Exhibit 10.28 to Novellus' Quarterly Report on Form 10-Q filed on November 5, 2008 (SEC File No. 000-17157). |
| 10.6* | Novellus Accelerated Stock Vesting Retirement Plan Summary which is incorporated by reference to Exhibit 10.30 to Novellus' Quarterly Report on Form 10-Q filed on November 2, 2010 (SEC File No. 000-17157). |
| 10.7* | Novellus Systems, Inc. 2011 Stock Incentive Plan, as amended July 18, 2012 which is incorporated by reference to Exhibit 10.172 to the Registrant's Annual Report on Form 10-K filed on August 22, 2012 (SEC File No. 000-12933). |
| 10.8* | Form of Nonstatutory Stock Option Award Agreement (U.S. Participants) — Lam Research Corporation 2007 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on February 6, 2014 (SEC File No. 000-12933). |
| 10.9* | Form of Nonstatutory Stock Option Award Agreement (U.S. Participants) — Lam Research Corporation (Novellus Systems, Inc.) 2011 Stock Incentive Plan (As Amended) which is incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on February 6, 2014 (SEC File No. 000-12933). |
| 10.10 | Form of Confidentiality Agreement which is incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on February 3, 2015 (SEC File No. 000-12933). |
| 10.11* | Form of Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.244 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933). |
| 10.12* | Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.247 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933). |
| 10.13* | Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 24, 2017 (SEC File No. 000-12933). |
| 10.14 | Form of Commercial Paper Dealer Agreement 4(a)(2) Program between Lam Research Corporation, as issuer, and the dealer which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 14, 2017 (SEC File No. 000-12933). |

| Exhibit | Description |
|---|---|
| 10.15* | Lam Research Corporation 2007 Stock Incentive Plan, as amended, which is incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 10-K filed on August 27, 2013 (SEC File No. 000-12933). |
| 10.16* | Lam Research Corporation Elective Deferred Compensation Plan which is incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 10-K filed on August 19, 2011 (SEC File No. 000-12933) |
| 10.17* | Lam Research Corporation Elective Deferred Compensation Plan II which is incorporated by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 10-K filed on August 19, 2011 (SEC File No. 000-12933) |
| 10.18 | Lam Research Corporation 1999 Employee Stock Purchase Plan, as amended which is incorporated by reference to Exhibit 4.1 to the Registrant's Form S-8 filed on April 30, 2019 (SEC File No. 333-231138). |
| 10.19* | 2004 Executive Incentive Plan, as Amended and Restated which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 9, 2023 (SEC File No. 000-12933). |
| 10.20 | 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 4.24 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933). |
| 10.21* | Form of Market-Based-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 23, 2018 (SEC File No 000-12933). |
| 10.22* | Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933). |
| 10.23* | Form of Restricted Stock Unit Agreement (Outside Directors) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933). |
| 10.24* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933). |
| 10.25* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 28, 2020 (SEC File No. 000-12933). |
| 10.26* | Executive Severance Policy, as amended and restated. |
| 10.27* | Executive Change in Control Policy, as amended and restated. |
| 10.28 | Amendment No. 1 to Second Amended and Restated Credit Agreement dated December 7, 2022, among Lam Research Corporation, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2023 (SEC File No. 000-12933). |
| 10.29* | Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.30* | Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.31* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.32* | Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.33* | Form of Option Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.34* | Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.35* | Form of Restricted Stock Unit Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.36* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.37* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933). |
| 10.38* | Non-employee Director Compensation Program, as amended. |
| 10.39* | Lam Research Corporation Senior Executive Transition Policy which is incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed on May 11, 2022 (SEC File No. 000-12933) |

| Exhibit | Description |
|---|---|
| 10.40* | Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2023 (SEC File No. 000-12933). |
| 10.41* | Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2024 (SEC File No. 000-12933). |
| 10.42* | Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933). |
| 10.43* | Form of Restricted Stock Unit Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933). |
| 10.44* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933). |
| 10.45* | Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024 (SEC File No. 000-12933). |
| 19.1 | Insider Trading Policy. |
| 21 | Subsidiaries of the Registrant. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 24 | Power of Attorney (See Signature page) |
| 31.1 | Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Executive Officer) |
| 31.2 | Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Financial Officer) |
| 32.1 | Section 1350 Certification — (Principal Executive Officer) |
| 32.2 | Section 1350 Certification — (Principal Financial Officer) |
| 97.1 | Policy for the Recovery of Erroneously Awarded Compensation. |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

_____

\*        Indicates management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 29, 2024

LAM RESEARCH CORPORATION
(Registrant)

By:  /s/ Timothy M. Archer

Timothy M. Archer
President and Chief Executive Officer

## POWER OF ATTORNEY AND SIGNATURES

By signing this Annual Report on Form 10-K below, I hereby appoint each of Timothy M. Archer and Douglas R. Bettinger, jointly and severally, as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf and to file this Form 10-K (including all exhibits and other related documents) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| **Principal Executive Officer** | | |
| /s/ Timothy M. Archer | President, Chief Executive Officer and Director | August 29, 2024 |
| Timothy M. Archer | | |
| **Principal Financial Officer** | | |
| /s/ Douglas R. Bettinger | Executive Vice President and Chief Financial Officer | August 29, 2024 |
| Douglas R. Bettinger | | |
| **Principal Accounting Officer** | | |
| /s/ Christina C. Correia | Group Vice President and Chief Accounting Officer | August 29, 2024 |
| Christina C. Correia | | |

**Other Directors**

| Signatures | Title | Date | Signatures | Title | Date |
|---|---|---|---|---|---|
| /s/ Abhijit Y. Talwalkar | Chairman | August 29, 2024 | /s/ Ho Kyu Kang | Director | August 29, 2024 |
| Abhijit Y. Talwalkar | | | Ho Kyu Kang | | |
| /s/ Sohail U. Ahmed | Director | August 29, 2024 | /s/ Bethany J. Mayer | Director | August 29, 2024 |
| Sohail U. Ahmed | | | Bethany J. Mayer | | |
| /s/ Eric K. Brandt | Director | August 29, 2024 | /s/ Jyoti K. Mehra | Director | August 29, 2024 |
| Eric K. Brandt | | | Jyoti K. Mehra | | |
| /s/ Michael R. Cannon | Director | August 29, 2024 | /s/ Lih Shyng Tsai | Director | August 29, 2024 |
| Michael R. Cannon | | | Lih Shyng (Rick L.) Tsai | | |
| /s/ John M. Dineen | Director | August 29, 2024 | /s/ Leslie F. Varon | Director | August 29, 2024 |
| John M. Dineen | | | Leslie F. Varon | | |

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## BOARD OF DIRECTORS

Abhijit Y. Talwalkar
Chairman
Former President
and Chief Executive Officer
LSI Corporation

Timothy M. Archer
President, Chief Executive Officer

Sohail U. Ahmed
Former Senior Vice President
and General Manager, Technology
and Manufacturing Group
Intel Corporation

Eric K. Brandt
Former Executive Vice President
and Chief Financial Officer
Broadcom Corporation

Ita M. Brennan
Former Senior Vice President
and Chief Financial Officer
Arista Networks

Michael R. Cannon
General Partner
MRC & LBC Partners, LLC
Retired President of Global
Operations
Dell Inc.

John M. Dineen
Former President
and Chief Executive Officer
GE Healthcare

Mark Fields
Senior Advisor
TPG Capital LP

Ho Kyu Kang, Ph.D.
Professor, Department of Systems
Semiconductor Engineering
Yonsei University

Bethany J. Mayer
Executive Advisor
Siris Capital Group LLC

Jyoti K. Mehra
Executive Vice President,
Human Resources
Gilead Sciences, Inc.

Lih Shyng (Rick L.) Tsai, Ph.D.
Chief Executive Officer
and Director
MediaTek Inc.

Leslie F. Varon
Former Chief Financial Officer
Xerox Corporation

As of September 6, 2024

## EXECUTIVE OFFICERS

Timothy M. Archer
President, Chief Executive Officer

Douglas R. Bettinger
Executive Vice President,
Chief Financial Officer

Neil Fernandes
Senior Vice President,
Global Customer Operations

Ava A. Harter
Senior Vice President,
Chief Legal Officer

Patrick J. Lord, Ph.D.
Executive Vice President,
Chief Operating Officer

Seshasayee (Sesha) Varadarajan
Senior Vice President,
Global Products Group

Vahid Vahedi, Ph.D.
Senior Vice President,
Chief Technology
and Sustainability Officer

Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

Phone: 1-510-572-0200
www.lamresearch.com

